Filed Pursuant to Rule 424(b)(3)

Registration No. 333-208781

January 20, 2016

Dear NI Bancshares Stockholder:

You are cordially invited to attend a special meeting of the stockholders of NI Bancshares Corporation. (“NI Bancshares”), which will be held at DeKalb County Farm Bureau, located at 1350 W. Prairie Drive, Sycamore, Illinois, 60178 on February 25, 2016, at 10:30 a.m Central Time.  At the meeting, you will be asked to approve and adopt the Agreement and Plan of Merger, dated as of November 12, 2015, that NI Bancshares has entered into with First Midwest Bancorp, Inc. (“First Midwest”) and the transactions contemplated thereby, including the merger of NI Bancshares with and into First Midwest.  The accompanying proxy statement/prospectus provides you with detailed information about the merger.  In addition to being a proxy statement of NI Bancshares, this document is also the prospectus of First Midwest for shares of First Midwest common stock that will be issued to you in connection with the merger.

After careful consideration, NI Bancshares’ board of directors unanimously recommends that you vote FOR the proposal to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

If the merger is completed, you will receive 2.8858 shares of First Midwest common stock (the “exchange ratio”), plus $13.17 in cash (without interest thereon), in exchange for each share of NI Bancshares common stock that you hold immediately prior to the completion of the merger.  NI Bancshares will have a right to terminate the merger agreement if the volume weighted average price of First Midwest common stock during a specified period before the effective time of the merger both (i) is less than $14.6055 per share and (ii) underperforms a specified index of financial institution stocks during such period by more than 15%.  However, if NI Bancshares elects to terminate the merger agreement under these circumstances, First Midwest may, but is not obligated to, elect to increase the exchange ratio or the amount of cash to be received per share of NI Bancshares common stock as provided in the merger agreement.  If this election is made, NI Bancshares may not terminate the merger agreement under these circumstances.  See “Summary—You Will Receive Cash and Shares of First Midwest Common Stock in the Merger” and “The Merger Agreement—Merger Consideration” in the accompanying proxy statement/prospectus for more information regarding the terms and conditions of the consideration to be received in the merger.

First Midwest common stock trades on the NASDAQ Stock Market under the symbol “FMBI.”  The following table shows the implied value of the merger consideration that would be received by NI Bancshares stockholders in exchange for each share of NI Bancshares common stock if the per share price of First Midwest common stock was $18.2569, which was the per share volume weighted average price of First Midwest common stock on the NASDAQ Stock Market for the 15 trading days ending on and including November 11, 2015, the last trading day before the announcement of the merger, and if such price was $17.5342, which was the per share volume weighted average price of First Midwest common stock on the NASDAQ Stock Market for the 15 trading days ending on and including January 19, 2016, the latest practicable trading day before the printing of the accompanying proxy statement/prospectus.

	15 Day Volume Weighted Average Price of First Midwest Common Stock on NASDAQ	Exchange Ratio	Cash Consideration Per NI Bancshares Common Share	Total Consideration Per NI Bancshares Common Share (1)
November 11, 2015	$18.2569	2.8858	$13.17	$65.86
January 19, 2016	$17.5342	2.8858	$13.17	$63.77

(1)                 Computed as the sum of (i) the 15 day volume weighted average price of First Midwest common stock on the NASDAQ Stock Market ending on the date specified multiplied by the exchange ratio, plus (ii) the cash consideration per share of NI Bancshares common stock.

Upon completion of the merger, each outstanding stock option (vested or unvested) to purchase NI Bancshares common stock will be cancelled and terminated in exchange for the right to receive cash, without any interest and subject to any required withholding tax, in an amount equal to the merger consideration value per share, as defined in the merger agreement, as of the trading day immediately prior to the effective date of the merger, minus the applicable exercise price per share of such outstanding stock option, multiplied by the number of shares of NI Bancshares common stock covered by such option.  Any out-of-the money stock options granted by NI Bancshares will be cancelled and no consideration will be provided.  An out-of-the money stock option is an outstanding stock option for which the exercise price per share is greater than or equal to the merger consideration value per share described above.

To the extent a director, officer or other employee holds unvested restricted stock awards immediately prior to the merger, upon completion of the merger, such awards will become fully vested and the holder shall be entitled to receive the same merger consideration for the shares of NI Bancshares common stock subject to such award as all other holders of NI Bancshares common stock.

To complete the merger, holders of a majority of the outstanding shares of NI Bancshares common stock must approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.  Your vote is very important.  Whether or not you expect to attend the special meeting, please vote as soon as possible to ensure that your shares are represented at the meeting.  You may vote your shares by marking your votes on the proxy card, signing and dating it and mailing it with the envelope provided.  If you sign and return your proxy card without specifying your choice, it will be understood that you wish to have your shares voted in favor of the merger agreement and the transactions contemplated thereby, including the merger.

We encourage you to read the entire accompanying proxy statement/prospectus carefully (including any documents incorporated therein by reference).  Please pay particular attention to “Risk Factors” beginning on page 15 for a discussion of the risks related to the merger and owning First Midwest common stock after the merger.

We look forward to seeing you on February 25, 2016 in Sycamore, Illinois.

Sincerely

James W. Dutton	Michael A. Cullen
Chairman of the Board of Directors	President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in the merger or determined if this document is accurate or adequate.  It is illegal to tell you otherwise.  The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of the accompanying proxy statement/prospectus is January 20, 2016, and it is first being mailed or otherwise delivered to the stockholders of NI Bancshares on or about January 22, 2016.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 25, 2016

To the Stockholders of

NI Bancshares Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of NI Bancshares Corporation, a Delaware corporation (“NI Bancshares”), will be held at DeKalb County Farm Bureau, located at 1350 W. Prairie Drive, Sycamore, Illinois, 60178 on February 25, 2016 at 10:30 a.m. Central Time, for the purpose of considering and voting upon the following matters:

•                  Approval and adoption of the Agreement and Plan of Merger, dated November 12, 2015, between NI Bancshares and First Midwest Bancorp, Inc. (“First Midwest”) and the transactions contemplated thereby, including the merger of NI Bancshares with and into First Midwest, as more fully described in the accompanying proxy statement/prospectus (which we refer to as the “First Midwest merger proposal”);

•                  Approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit the further solicitation of proxies in favor of the First Midwest merger proposal (which we refer to as the “adjournment proposal”); and

•                  Transaction of such other business as may properly come before the special meeting and any adjournments or postponements thereof.

We have fixed the close of business on January 11, 2016, as the record date for determining those stockholders entitled to notice of and to vote at the special meeting and any adjournments of the special meeting.  Only NI Bancshares stockholders of record at the close of business on that date are entitled to notice of and to vote at the special meeting and any adjournments of the special meeting.  Approval of the First Midwest merger proposal requires the affirmative vote of a majority of the outstanding shares of NI Bancshares common stock.  As a result, abstentions and broker non-votes will have the same effect as votes against approval of the First Midwest merger proposal.  Approval of the adjournment proposal requires the affirmative vote of a majority of votes cast at the special meeting.

If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or nominee to confirm your beneficial ownership of the shares.

Under Delaware law, NI Bancshares stockholders who do not vote in favor of the First Midwest merger proposal will have the right to seek appraisal of the fair value of their shares of NI Bancshares common stock as determined by the Delaware Court of Chancery if the merger of NI Bancshares with and into First Midwest is completed, but only if they submit a written demand for such an appraisal prior to the vote on the adoption of the First Midwest merger proposal and comply with the other Delaware law procedures explained in the accompanying proxy statement/prospectus. NI Bancshares stockholders who do not vote in favor of the First Midwest merger proposal and who submit a written demand for such an appraisal prior to the vote on the adoption of the First Midwest merger proposal and comply with the other Delaware law procedures will not receive the merger consideration.

Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope to ensure that your shares of NI Bancshares common stock will be represented at the special meeting if you are unable to attend.  The enclosed envelope requires no postage if mailed in the United States.  If you attend the special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

NI Bancshares’ board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the adjournment proposal.

By Order of the Board of Directors,

James W. Dutton
Chairman of the Board of Directors

Sycamore, Illinois

January 20, 2016

NI Bancshares Corporation	First Midwest Bancorp, Inc.

PROXY STATEMENT OF NI BANCSHARES CORPORATION

PROSPECTUS OF FIRST MIDWEST BANCORP, INC.

Merger Proposal — Your Vote Is Important

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by First Midwest Bancorp, Inc. (“First Midwest”) with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of First Midwest under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of First Midwest common stock to be issued to stockholders of NI Bancshares Corporation (“NI Bancshares”) as consideration in the merger of NI Bancshares with and into First Midwest, as more fully described herein.  This proxy statement/prospectus also constitutes a proxy statement for NI Bancshares.  In addition, it constitutes a notice of meeting with respect to the special meeting of NI Bancshares stockholders.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus.  No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus.  This proxy statement/prospectus is dated January 20, 2016, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date.  You should assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of the date of such incorporated document.  Neither the mailing of this proxy statement/prospectus to NI Bancshares stockholders nor the issuance by First Midwest of shares of First Midwest common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about First Midwest from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus.  You can obtain any of the documents filed with or furnished to the SEC by First Midwest at no cost from the SEC’s website maintained at http://www.sec.gov.  You may also request copies of these documents, including documents incorporated by reference into this proxy statement/prospectus, at no cost by contacting First Midwest in writing at the address or by telephone as specified below:

First Midwest Bancorp, Inc.

Attention: Corporate Secretary

One Pierce Place, Suite 1500

Itasca, IL 60143

(630) 875-7463

You will not be charged for any of these documents that you request.  In order for you to receive timely delivery of the documents in advance of the special meeting of NI Bancshares stockholders, you must request the information by February 22, 2016.

See “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, as well as First Midwest’s other filings with the SEC and NI Bancshares’ other communications with its stockholders, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”).  These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any results, levels of activity, performance, or achievements expressed or implied by any forward-looking statement.  These factors include, among other things, the factors listed below.

In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import.  Forward-looking statements are not historical facts, but instead express only management’s beliefs, views and assumptions regarding future events, future business conditions, outcomes, and our outlook for First Midwest and NI Bancshares based on currently available information.  It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements.  Forward-looking statements are not guarantees of future performance, and we caution you not to place undue reliance on these statements.  Forward-looking statements are made only as of the date of this proxy statement/prospectus, and we undertake no obligation to update any forward-looking statements contained in this proxy statement/prospectus to reflect new information or events or conditions after the date hereof.

In connection with the safe harbor provisions of the PSLRA, we are hereby identifying important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any forward-looking statements.

Among the factors that could have an impact on our ability to achieve operating results, growth plan goals, and the beliefs expressed or implied in forward-looking statements are:

•                  the risk that the businesses of First Midwest and NI Bancshares will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected;

•                  expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

•                  revenues following the merger may be lower than expected;

•                  deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•                  the ability to obtain governmental approvals of the merger on the proposed terms and schedule;

•                  the failure of NI Bancshares’ stockholders to approve the merger;

•                  local, regional, national and international economic conditions and the impact they may have on First Midwest and NI Bancshares and their customers and First Midwest’s and NI Bancshares’ assessment of that impact;

•                  changes in the level of non-performing assets and charge offs;

•                  changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•                  inflation, interest rate, securities market and monetary fluctuations;

•                  changes in the competitive environment among financial holding companies and banks; and

•                  changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which First Midwest and NI Bancshares must comply.

The foregoing list of important factors may not be all inclusive, and we specifically decline to undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.  For a further discussion of these and other risks, uncertainties and other factors applicable to First Midwest and NI Bancshares, see the section entitled “Risk Factors” in this proxy statement/prospectus and First Midwest’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.

v

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you.  We urge you to read carefully this entire document, and the documents referenced herein, for a more complete understanding of the merger between First Midwest and NI Bancshares.  In addition, we incorporate by reference into this document important business and financial information about First Midwest.  You may obtain the information incorporated by reference in this document without charge by following the instructions in the section entitled “Where You Can Find More Information.” Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless the context otherwise requires, references in this proxy statement/prospectus to “First Midwest” refer to First Midwest Bancorp, Inc., a Delaware corporation; references to “First Midwest Bank” refer to First Midwest Bank, an Illinois-state chartered bank and wholly owned subsidiary of First Midwest; references to “NI Bancshares” refer to NI Bancshares Corporation, a Delaware corporation; references to “NB&T” refer to The National Bank & Trust Company of Sycamore, a national banking association and wholly owned subsidiary of NI Bancshares; references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of November 12, 2015, between First Midwest and NI Bancshares; and references to “we,” “our” or “us” refer to First Midwest and NI Bancshares.

We Propose a Merger of NI Bancshares and First Midwest (Page 24)

We propose that NI Bancshares merge with and into First Midwest, with First Midwest as the surviving corporation (the “merger”).  As a result of the merger, the separate existence of NI Bancshares will terminate.  Following this merger, NI Bancshares’ wholly owned bank subsidiary, NB&T, will merge with and into First Midwest’s wholly owned bank subsidiary, First Midwest Bank (the “bank merger”).  We expect to complete the merger and the bank merger in the first quarter of 2016, although delays may occur.

Special Meeting of NI Bancshares (Page 21)

NI Bancshares plans to hold its special meeting of stockholders on February 25, 2016, at 10:30 a.m., Central Time at DeKalb County Farm Bureau located at 1350 W. Prairie Drive, Sycamore, Illinois, 60178.  At the special meeting you will be asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger of NI Bancshares with and into First Midwest.

You can vote at the NI Bancshares special meeting of stockholders if you owned NI Bancshares common stock at the close of business on the record date, January 11, 2016.  As of that date, there were 1,057,815 shares of NI Bancshares common stock outstanding and entitled to vote.  You can cast one vote for each share of NI Bancshares common stock that you owned on that date.

NI Bancshares’ Board Unanimously Recommends That You Vote “FOR” the Merger (Page 21)

NI Bancshares’ board of directors (i) believes that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of NI Bancshares and its stockholders and that the merger consideration is fair to NI Bancshares stockholders, (ii) has unanimously approved and adopted the merger agreement and (iii) unanimously recommends that NI Bancshares stockholders vote “FOR” approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger.

You Will Receive Cash and Shares of First Midwest Common Stock in the Merger (Page 44)

If the merger is completed, you will receive for each share of NI Bancshares common stock you hold immediately prior to the completion of the merger 2.8858 shares of fully paid and non-assessable First Midwest common stock (the “exchange ratio”), plus $13.17 in cash (without interest thereon).  Instead of fractional shares of

First Midwest common stock, NI Bancshares stockholders will receive a check for any fractional shares based on the price of First Midwest common stock on the trading day immediately preceding the day on which the merger occurs.

The merger consideration may be subject to adjustment if certain termination provisions, based on the market price of First Midwest common stock, are triggered and NI Bancshares’ board of directors elects to terminate the merger agreement. NI Bancshares will have a right to terminate the merger agreement if the volume weighted average price of First Midwest common stock during a specified period before the effective time of the merger both (i) is less than $14.6055 per share and (ii) underperforms a specified index of financial institution stocks during such period by more than 15%. However, if NI Bancshares elects to terminate the merger agreement under these circumstances, First Midwest may, but is not obligated to, elect to increase the exchange ratio or the amount of cash to be received per share of NI Bancshares common stock as provided in the merger agreement.  If this election is made, NI Bancshares may not terminate the merger agreement under these circumstances.  The exchange ratio is also subject to adjustment if First Midwest changes the number or kind of shares of its common stock outstanding by way of stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction.

Additionally, if certain environmental conditions and/or title defects exist with respect to NI Bancshares’ real property and the total cost to remediate and/or cure such conditions or defects is greater than $150,000, the cash received by the holders of NI Bancshares common stock in connection with the merger will be reduced by such cost up to an aggregate amount of $1,000,000.  If such cost exceeds $1,000,000, First Midwest may terminate the merger agreement or reduce the cash component of the consideration by $1,000,000 and, subject to the satisfaction of all other conditions, proceed to the closing of the merger.

The following table shows the implied value of the merger consideration that would be received by NI Bancshares stockholders in exchange for each share of NI Bancshares common stock if the per share price of a share of First Midwest common stock was $18.2569, which was the per share volume weighted average price of First Midwest common stock on the NASDAQ Stock Market for the 15 trading days ending on and including November 11, 2015, the last trading day before the announcement of the merger, and if such price was $17.5342, which was the per share volume weighted average price of First Midwest common stock on the NASDAQ Stock Market for the 15 trading days ending on and including January 19, 2016, the latest practicable trading day before the printing of this proxy statement/prospectus.

	15 Day Volume Weighted Average Price of First Midwest Common Stock on NASDAQ	Exchange Ratio	Cash Consideration Per NI Bancshares Common Share	Total Consideration Per NI Bancshares Common Share (1)
November 11, 2015	$18.2569	2.8858	$13.17	$65.86
January 19, 2016	$17.5342	2.8858	$13.17	$63.77

(1)                 Computed as the sum of (i) the 15 day volume weighted average price of First Midwest common stock on the NASDAQ Stock Market ending on the date specified multiplied by the exchange ratio, plus (ii) the cash consideration per NI Bancshares common share.

Upon completion of the merger, each outstanding stock option (vested or unvested) to purchase NI Bancshares common stock will be cancelled and terminated in exchange for the right to receive cash, without any interest and subject to any required withholding tax, in an amount equal to the merger consideration value per share, as defined in the merger agreement, minus the applicable exercise price per share of such outstanding stock option, multiplied by the number of shares of NI Bancshares common stock covered by such option.  Any out-of-the money stock options granted by NI Bancshares will be cancelled and no consideration will be provided.  An out-of-the money stock option is an outstanding stock option for which the exercise price per share is greater than or equal to the merger consideration value per share described above.

To the extent a director, officer or other employee holds unvested restricted stock awards immediately prior to the merger, upon completion of the merger, such awards will become fully vested and the holder shall be entitled to receive the same merger consideration for the shares of NI Bancshares common stock subject to such award as all other holders of NI Bancshares common stock.

Tax Consequences of the Merger (Page 38)

Subject to certain circumstances described below, in the opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP (“Barack Ferrazzano”) and Chapman and Cutler LLP (“Chapman and Cutler”), for United States federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Provided that the merger qualifies as a reorganization for United States federal income tax purposes, you may recognize gain, but you will not recognize loss, upon the exchange of your shares of NI Bancshares common stock for shares of First Midwest common stock and cash.  If the sum of the fair market value of the First Midwest common stock and the amount of cash you receive in exchange for your shares of NI Bancshares common stock exceeds the adjusted basis of your shares of NI Bancshares common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange.  Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of NI Bancshares common stock.  Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income.

For a complete description of the material United States federal income tax consequences of the transaction, including the consequences in the event of such an election, see “The Merger—Material Federal Income Tax Consequences of the Merger” on page 38.  You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Prohibition on NI Bancshares Dividends; First Midwest’s Dividend Policy Will Continue After the Merger (Page 57)

Except for the declaration and payment of its ordinary semi-annual dividend of $0.25 per share in accordance with the terms of the merger agreement, NI Bancshares is generally prohibited from paying cash dividends to holders of its common stock prior to completion of the merger.

First Midwest expects to continue its common stock dividend practice after the merger, but this practice is subject to the determination and discretion of First Midwest’s board of directors and may change at any time.  In the fourth quarter of 2015, First Midwest declared a quarterly cash dividend of $0.09 per share of First Midwest common stock.  In the fourth quarter of 2014 and the second quarter of 2015, payable in the first quarter of 2015 and third quarter of 2015, respectively, NI Bancshares declared a semi-annual cash dividend of $0.25 per share of NI Bancshares common stock, which equals $0.50 paid annually. For comparison, NI Bancshares stockholders would therefore receive a quarterly cash dividend following the merger equivalent to approximately $0.26 per share of NI Bancshares common stock, which equals approximately $1.04 annually, based on First Midwest’s current quarterly dividend rate of $0.09 per share and assuming that there is no adjustment to the exchange ratio as provided in the merger agreement.

The payment of dividends by First Midwest or NI Bancshares on their common stock in the future, either before or after the merger is completed, is subject to the determination and discretion of our respective boards of directors and depends on a variety of factors, including cash requirements, our financial condition and earnings, legal and regulatory considerations and other factors.

The Merger Will Be Accounted for as a Purchase (Page 41)

The merger will be treated as a purchase by First Midwest of NI Bancshares under generally accepted accounting principles (“GAAP”).

First Midwest’s Reasons for the Merger (Page 28)

For a discussion of the factors considered by First Midwest’s board of directors in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, see “The Merger—First Midwest’s Reasons for the Merger” on page 28.

NI Bancshares’ Reasons for the Merger (Page 28)

For a discussion of the factors considered by NI Bancshares’ board of directors in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, see “The Merger—NI Bancshares’ Reasons for the Merger and Recommendations of the Board of NI Bancshares” on page 28.

Sheshunoff & Co. Investment Banking, L.P. Provided an Opinion to NI Bancshares’ Board Stating that, as of November 9, 2015 and Based Upon and Subject to the Factors and Assumptions Set Forth in the Opinion, the Terms of the Merger Agreement Were Fair From a Financial Point of View to NI Bancshares and NI Bancshares’ Stockholders (Page 30)

NI Bancshares engaged Sheshunoff & Co. Investment Banking, L.P. (“Sheshunoff”), to provide financial advisory services in connection with the potential sale of NI Bancshares.  Sheshunoff is an investment banking and consulting firm specializing in community bank mergers and acquisitions.  NI Bancshares selected Sheshunoff as its financial advisor on the basis of its experience and expertise in representing community banks in similar transactions and their familiarity with NI Bancshares.

On November 9, 2015, the date NI Bancshares’ board of directors approved the merger, Sheshunoff provided its oral and written opinion to NI Bancshares’ board of directors that, as of that date and subject to a number of factors and assumptions, the terms of the merger agreement were fair from a financial point of view to NI Bancshares and NI Bancshares’ stockholders.  The full text of Sheshunoff’s written opinion is attached to this proxy statement/prospectus as Appendix B.  We encourage you to read this opinion carefully and in its entirety.  The Sheshunoff opinion is not a recommendation as to how any NI Bancshares stockholders should vote or act with respect to the merger.

NI Bancshares and Sheshunoff have entered into an agreement relating to the services to be provided by Sheshunoff in connection with the merger.  NI Bancshares paid Sheshunoff a cash fee of $15,000 upon execution of their engagement letter.  NI Bancshares paid Sheshunoff a cash fee of $50,000 upon the issuance of the Sheshunoff fairness opinion and, upon the closing of the merger, has agreed to pay Sheshunoff a transaction fee in an amount equal to 0.95% of the aggregate consideration value thereof. Both the $15,000 and $50,000 cash fees are to be credited toward the transaction fee. NI Bancshares has also agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses, and to indemnify Sheshunoff against certain liabilities.

NI Bancshares’ Directors and Executive Officers May Have Interests in the Merger that Differ from Your Interests (Page 42)

Some of NI Bancshares’ directors and executive officers have interests in the merger other than their interests as stockholders, including:

•                  Per the terms of certain NI Bancshares employment agreements and benefit plans, NI Bancshares executive officers may become entitled to change in control, severance, or other payments upon the occurrence of the merger.

•                  NI Bancshares and Michael A. Cullen, its Chief Executive Officer (the “CEO”), are parties to an employment agreement that provides for certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of NI Bancshares.  In such instance, Mr. Cullen will be entitled to a payment equal to three times the sum of his current salary plus his average bonus for the preceding three years.  In addition, he would be entitled to company paid insurance coverage for 18 months.  Following termination for any reason, Mr. Cullen would be subject to non-competition and non-solicitation restrictions for 18 months.  Additionally, upon the occurrence of a change in control, Mr. Cullen would become vested in company contributions to his deferred compensation account.  In connection with the execution of the merger agreement, First Midwest and Mr. Cullen entered into a letter agreement outlining Mr. Cullen’s employment by First Midwest as its Regional President of DeKalb County and his compensation arrangements that will become effective immediately following the closing of the merger.  Under the letter agreement, First Midwest and Mr. Cullen have agreed to enter into a new employment agreement that will become effective immediately following the closing of the merger.  The letter agreement provides for the termination of his prior employment agreement with NI Bancshares (other than the past post-employment restrictions) and of his participation in the NI Bancshares Executive Change in Control Severance Plan (“CIC Severance Plan”), described below, following the merger. In addition, the letter agreement sets forth the general terms and conditions of his employment following the merger.  In recognition of termination of his existing agreement with NI Bancshares, continuation of the post-employment restrictions contained therein and as a retention incentive, the new employment agreement with First Midwest will provide for a cash payment to Mr. Cullen by First Midwest of $447,516 following the merger and for a restricted stock award by First Midwest with a grant date value of $447,516 and a vesting period of three years.  Such aggregate amount is approximately 80% of the severance benefit Mr. Cullen would have been entitled to receive upon a qualifying termination in connection with the merger under the terms of his existing employment agreement with NI Bancshares.

•                  Certain executive officers of NI Bancshares are participants in the CIC Severance Plan.  Under the CIC Severance Plan, if a covered officer is terminated without cause, or resigns for good reason, the officer will be entitled to severance payments ranging from 12 to 18 months of salary plus COBRA insurance continuation for 12 to 18 months with the officer responsible for the same level of payments as active employees.  Following termination of employment, the covered officer will be subject to non-competition and non-solicitation restrictions for 12 to 18 months, corresponding to the length of severance benefits.  First Midwest has agreed to honor the obligations of NI Bancshares under the CIC Severance Plan after the effective time of the merger.  In connection with the execution of the merger agreement, First Midwest entered into letter agreements with two executive officers and four other officers setting forth employment and compensation arrangements that will become effective as of the effective date of the merger.  The letter agreements provide for the officers’ waiver of participation in the CIC Severance Plan, in return for a sign-on bonus falling in the range of $25,000 to $50,000.

•                  To the extent a director or executive officer holds unvested restricted stock awards, upon completion of the merger, such awards shall become fully earned, and vested per the terms of the NI Bancshares Corporation 2000 Stock Incentive Plan and the NI Bancshares 2010 Equity Incentive Plan (the “NI Bancshares Stock Plans”) and will be converted to cash and First Midwest common stock, and to the extent a director or officer holds vested or unvested stock options, the options will be cancelled and terminated in exchange for a cash payment discussed in the “You Will Receive Cash and Shares of First Midwest Common Stock in the Merger” section of this proxy statement/prospectus above.  As of the date of the merger agreement, directors and executive officers, as a group, held unvested restricted stock awards with respect to 4,607 shares of NI Bancshares common stock and 42,166 vested stock options.

•                  Under the merger agreement, First Midwest has agreed to indemnify the directors and officers of NI Bancshares against liabilities arising out of actions or omissions occurring at or before the completion of the merger.

•                  The merger agreement also provides that, subject to certain limitations, First Midwest will maintain directors’ and officers’ liability insurance for a period of six years after the merger is completed that provides at least the same coverage and amounts, and contains terms and conditions no less advantageous, as that coverage currently provided by NI Bancshares.  See “The Merger—Interests of Certain Persons in the Merger” on page 42.

NI Bancshares’ board of directors knew about these additional interests and considered them when they adopted the merger agreement and approved the merger.

NI Bancshares Stockholders Have Dissenters’ Rights of Appraisal (Page 58)

If you are a stockholder of NI Bancshares, you may elect to dissent from the merger and exercise appraisal rights by following the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).  For more information regarding your right to dissent from the merger and exercise appraisal rights, please see “The Merger Agreement—Dissenters’ Rights of Appraisal of NI Bancshares Stockholders” on page 58.  We have also attached a copy of the relevant provisions of Section 262 of the DGCL as Appendix C to this proxy statement/prospectus.

We Have Agreed When and How NI Bancshares Can Consider Third-Party Acquisition Proposals (Page 49)

We have agreed that NI Bancshares will not initiate or solicit proposals from other parties regarding acquiring NI Bancshares or its businesses.  In addition, we have agreed that NI Bancshares will not engage in negotiations with or provide confidential information to a third party regarding acquiring NI Bancshares or its businesses.  However, if NI Bancshares receives an acquisition proposal from a third party, NI Bancshares can participate in negotiations with and provide confidential information to the third party if, among other steps, NI Bancshares’ board of directors concludes in good faith that the proposal is superior to First Midwest’s merger proposal.  NI Bancshares’ receipt of a superior proposal or participation in such negotiations does not give NI Bancshares the right to terminate the merger agreement.

Merger Approval Requires the Affirmative Vote of the Holders of a Majority of the Outstanding Shares of NI Bancshares  (Page 22)

In order to approve the merger agreement and the transactions contemplated thereby, including the merger, the holders of a majority of the outstanding shares of NI Bancshares common stock as of the record date of January 11, 2016 must vote in favor of that matter.  As of that date, NI Bancshares’ directors and executive officers and their affiliates held approximately 21% of the outstanding shares of NI Bancshares common stock entitled to vote at the special meeting.  All of the directors and certain executive officers of NI Bancshares and NB&T, collectively holding an aggregate 220,654 shares of NI Bancshares common stock (or approximately 21% of the outstanding shares) as of the record date, have signed voting agreements with First Midwest agreeing to vote for approval of the merger agreement and the transactions contemplated thereby, including the merger.

Per the terms of the NI Bancshares Stock Plans, and award agreements thereunder, holders of stock options do not have voting rights with respect to the shares underlying unexercised stock options, whereas recipients of restricted stock awards are entitled to vote on behalf of underlying shares, even while subject to vesting requirements, from the date of grant until such awards are forfeited.  Holders of NI Bancshares restricted stock will vote in the same manner as holders of NI Bancshares common stock, as discussed above.  As of the record date, participants in the NI Bancshares Stock Plans held approximately 23% of the shares entitled to vote at the special meeting.

For a list of the number of shares of NI Bancshares common stock held by each director and executive officer of NI Bancshares and each stockholder that is known to NI Bancshares as of the date of this proxy statement/prospectus to beneficially own more than 5% percent of the outstanding shares of NI Bancshares common stock, see “Security Ownership of NI Bancshares Directors, Named Executive Officers and Certain Beneficial Owners” on page 75.

Certain Stockholders of NI Bancshares Have Agreed to Vote Their Shares “FOR” the Merger (Page 62 and Appendix A, Annex 1-B)

As an inducement to and condition of First Midwest’s willingness to enter into the merger agreement, all of the directors and certain officers of NI Bancshares and NB&T who beneficially owned in the aggregate approximately 21% of NI Bancshares’ outstanding common stock as of November 12, 2015 entered into voting agreements, pursuant to which, among other things, they agreed to vote all of their shares of NI Bancshares common stock in favor of approval of the merger agreement and the transactions contemplated thereby, including the merger, other matters required to be approved or adopted to effect the merger and any other transactions contemplated by the merger agreement.

We Must Meet Several Conditions to Complete the Merger (Page 53)

Our obligations to complete the merger depend on a number of conditions being met.  These include:

•                  the approval of the merger agreement and the merger by NI Bancshares stockholders;

•                  the receipt of the required approvals of federal and state regulatory authorities;

•                  the listing on the NASDAQ Stock Market of the shares of First Midwest common stock to be issued in the merger;

•                  the absence of any government action or other legal restraint or prohibition that would prohibit the merger or make it illegal;

•                  the representations and warranties of the other party to the merger agreement being true and correct in all material respects (except for representations and warranties qualified by the words “material” or “Material Adverse Effect,” and certain representations and warranties regarding NI Bancshares’ capitalization, which are required to be true in all respects), and the other party to the merger agreement having performed in all material respects all its obligations and complied in all material respects with all of its agreements and covenants under the merger agreement;

•                  the receipt of legal opinions that, for United States federal income tax purposes, the merger will be treated as a reorganization and that both NI Bancshares and First Midwest will be a party to that reorganization.  These opinions will be based on customary assumptions and on factual representations made by First Midwest and NI Bancshares and will be subject to various limitations;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the receipt of a legal opinion from NI Bancshares’ outside counsel, Barack Ferrazzano, as to certain corporate matters, including NI Bancshares’ due incorporation and legal standing, the legal status of NI Bancshares’ capital stock and the due authorization and execution of the merger agreement;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the number of dissenting shares must not exceed 5% of NI Bancshares common stock;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the receipt of all required third-party approvals;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), NI Bancshares’ closing tangible equity, as defined in the merger agreement, must be greater than or equal to $53,000,000;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), NB&T’s loan loss reserve must be greater than or equal to 0.90% of NB&T’s net extensions of credit;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the 10-day average balance of NB&T’s consolidated deposits must be no less than $515,000,000 for the 10-day period ending on the day immediately prior to the closing date;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), NI Bancshares’ consolidated total loans (excluding loans held for sale) must be greater than or equal to $350,000,000;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the environmental and title review process of NI Bancshares’ real property set forth in the merger agreement shall be completed in accordance with the provisions of the merger agreement;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the receipt by First Midwest of the resignations, effective as of the effective time of the merger, of each director and officer of NI Bancshares and each director and executive officer of NB&T unless such individual has entered into an alternative agreement with First Midwest for continued employment following the effective time of the merger;

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the receipt by First Midwest of a certificate by NI Bancshares stating that it and NB&T are not and have not been United States real property holding corporations; and

•                  with regard to First Midwest’s obligation (but not NI Bancshares’), the receipt by First Midwest of a certificate by NI Bancshares stating a material adverse effect, as defined in the merger agreement, has not occurred to NI Bancshares.

Where the law permits, either of First Midwest or NI Bancshares could choose to waive a condition to its obligation to complete the merger even when that condition has not been satisfied.  We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.  Although the merger agreement allows us to waive the tax opinion condition, we do not currently anticipate doing so.

We Must Obtain Regulatory Approvals to Complete the Merger (Page 56)

The merger and the related transactions require approval from the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  The Federal Reserve has approved the merger and the related transactions, including the bank merger.  Notice of the bank merger must also be given to the Office of the Comptroller of the Currency (the “OCC”), and such notice has been provided.  The bank merger must also be approved by the Illinois Department of Financial and Professional Regulation (the “IDFPR”), and the IDFPR has approved the bank merger.

We May Terminate the Merger Agreement (Page 54)

We can mutually agree at any time to terminate the merger agreement without completing the merger, even if NI Bancshares stockholders have approved the merger agreement and the merger.  Also, either of us can decide, without the consent of the other, to terminate the merger agreement in certain circumstances, including:

•                  if a material adverse effect, as defined in the merger agreement, occurs with respect to the other party;

•                  if there is a final denial of a required regulatory approval or an application for a required regulatory approval has been withdrawn upon the request or recommendation of the applicable governmental authority and such governmental authority would not accept the refiling of such application;

•                  if the merger is not completed on or before November 12, 2016; or

•                  if there is a continuing breach of the merger agreement by a party, and the breaching party has not cured the breach within 15 days’ written notice to the breaching party, as long as that breach would allow the non-breaching party not to complete the merger.

In addition, First Midwest may terminate the merger agreement:

•                  if NI Bancshares stockholders fail to approve the merger agreement and the transactions contemplated thereby, including the merger;

•                  if NI Bancshares’ board of directors fails to recommend approval of the merger agreement and the transactions contemplated thereby, including the merger, to its stockholders, or withdraws or materially and adversely modifies its recommendation;

•                  if NI Bancshares’ board of directors recommends an acquisition proposal other than the merger, or if NI Bancshares’ board of directors negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger and those negotiations continue for at least 10 business days;

•                  if NI Bancshares has breached its covenant not to solicit or encourage inquiries or proposals with respect to any acquisition proposal, in circumstances not permitted under the merger agreement;

•                  if the aggregate cost to remediate and/or cure environmental conditions and/or title defects with respect to NI Bancshares’ real property exceeds $1,000,000; or

•                  if the number of dissenting shares exceeds 5% of the outstanding shares of NI Bancshares common stock.

Further, NI Bancshares may terminate the merger agreement if the volume weighted average price of First Midwest common stock during a specified period before the effective time of the merger both (i) is less than $14.6055 per share and (ii) underperforms a specified index of financial institution stocks during such period by more than 15%.  However, if NI Bancshares elects to terminate the merger agreement under these circumstances, First Midwest may, but is not obligated to, elect to increase the exchange ratio or the amount of cash to be received per share of NI Bancshares common stock as provided in the merger agreement.  If this election is made, NI Bancshares may not terminate the merger agreement under these circumstances.

Whether or not the merger is completed, we will each pay our own fees and expenses, except that we will each pay one-half of the costs and expenses that we incur in preparing, printing and mailing this proxy statement/prospectus and filing fees paid in connection with the registration statement of which the proxy statement/prospectus forms a part and all applications for government approvals, except fees paid to counsel, financial advisors and accountants.

The merger agreement also provides that NI Bancshares must pay First Midwest a fee and reimburse expenses in certain situations.  In particular, NI Bancshares will pay First Midwest a fee of $2,800,000 if the following occurs on or prior to the termination of the merger agreement or the 18 month anniversary of the termination of the merger agreement in certain circumstances set forth in the merger agreement:

•                  NI Bancshares’ board of directors submits the merger agreement and the transactions contemplated thereby, including the merger, to NI Bancshares stockholders without a recommendation for approval or with material and adverse conditions on such approval, or withdraws or materially and adversely modifies its recommendation;

•                  NI Bancshares enters into an agreement to engage in a competing acquisition proposal with any person other than First Midwest or any of First Midwest’s subsidiaries;

•                  NI Bancshares authorizes, recommends or proposes (or publicly announces its intention to authorize, recommend or propose) an agreement to engage in a competing acquisition proposal with any person other than First Midwest or its subsidiaries or NI Bancshares’ board of directors recommends that NI Bancshares stockholders approve or accept such a competing acquisition proposal;

•                  any person, other than First Midwest or its subsidiaries, acquires beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of any class or series of NI Bancshares stock;

•                  NI Bancshares fails to convene a stockholder meeting to approve the merger agreement and the transactions contemplated thereby, including the merger, within 45 days of the effectiveness of the registration statement of which this proxy statement/prospectus is a part; or

•                  NI Bancshares breaches its covenant not to solicit or encourage inquiries or proposals with respect to any acquisition proposal in circumstances not permitted under the merger agreement, which covenant is described below under “The Merger Agreement—Acquisition Proposals by Third Parties” on page 49.

We May Amend or Waive Merger Agreement Provisions (Page 56)

At any time before completion of the merger, either First Midwest or NI Bancshares may, to the extent legally allowed, waive in writing compliance by the other with any provision contained in the merger agreement.  However, once NI Bancshares stockholders have voted on the proposed transaction, no waiver of any condition may be made that would require further approval by NI Bancshares stockholders unless that approval is obtained.

First Midwest may also change the structure of the merger by providing at least five days’ notice before NI Bancshares stockholders vote on the proposed transaction, so long as any change does not:  (1) change the amount or type of consideration to be received by NI Bancshares stockholders; (2) adversely affect the timing of or capability of completion of the merger; (3) adversely affect the tax consequences of the merger to NI Bancshares stockholders; or (4) cause or could not be reasonably expected to cause any of the conditions to complete the merger to be incapable of being satisfied.

The Rights of NI Bancshares Stockholders Following the Merger Will be Different (Page 70)

The rights of First Midwest stockholders are governed by Delaware law and by First Midwest’s restated certificate of incorporation and amended and restated by-laws.  The rights of NI Bancshares stockholders are also governed by Delaware law, and by NI Bancshares’ amended and restated certificate of incorporation and by-laws.  Upon our completion of the merger, the rights of both stockholder groups will be governed by Delaware law and First Midwest’s restated certificate of incorporation and amended and restated by-laws.

Information About First Midwest and NI Bancshares (Page 66)

First Midwest Bancorp, Inc.

One Pierce Place, Suite 1500

Itasca, Illinois 60143

(630) 875-7463

First Midwest is a Delaware corporation headquartered in the Chicago suburb of Itasca, Illinois.  It is one of Illinois’ largest independent publicly-traded bank holding companies.  First Midwest’s principal subsidiary, First Midwest Bank, and other affiliates provide a full range of business, middle market and retail banking as well as wealth management and private banking services to commercial and industrial, commercial real estate, municipal and consumer customers through over 100 locations in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa.  At September 30, 2015, First Midwest had consolidated total assets of approximately $9.9 billion.  First Midwest common stock trades on the NASDAQ Stock Market under the symbol “FMBI.”

NI Bancshares Corporation

230 West State Street

Sycamore, Illinois  60178

(815) 895-2125

NI Bancshares, a Delaware corporation incorporated in 1990, is a registered bank holding company headquartered in Sycamore, Illinois. Its primary business is operating its bank subsidiary, NB&T, a national banking association headquartered in Sycamore, Illinois.  The predecessor to NB&T was founded in 1867 and NB&T currently serves local businesses and individuals through a full range of services including business and retail banking, trust and wealth management, farm management and financial planning.  It provides these financial services through ten banking locations throughout DeKalb, LaSalle and Kane Counties in Illinois.  At September 30, 2015, NB&T had approximately $680 million in total assets, $606 million in deposits and $415 million in loans.  NB&T also had over $700 million in trust assets under administration at September 30, 2015.

NI Bancshares common stock is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, accordingly, the company does not file periodic or current reports with the SEC.  NI Bancshares common stock is traded on the OTC Pink market place under the symbol “NIBA”.

See “Information about First Midwest and NI Bancshares” on page 66.

SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST MIDWEST

You should read the selected consolidated financial data set forth below in conjunction with First Midwest’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the First Midwest Consolidated Financial Statements and related notes incorporated by reference into this proxy statement/prospectus. The financial data as of and for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 is derived from First Midwest’s audited financial statements. The financial data as of and for the nine month-periods ended September 30, 2015 and 2014 is derived from First Midwest’s unaudited financial statements incorporated by reference into this proxy statement/prospectus, which have been prepared on the same basis as First Midwest’s audited financial statements. See “Where You Can Find More Information.” First Midwest’s historical results may not be indicative of First Midwest’s future performance. In addition, results for the nine-month periods ended September 30, 2015 and 2014 may not be indicative of the results that may be expected for the full fiscal year or future periods.

	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share information)
Operating Results
Net income (loss)	$65,740	$54,713	$69,306	$79,306	$(21,054)	$36,563	$(9,684)
Net income (loss) applicable to common shares	65,037	54,016	68,470	78,199	(20,748)	25,437	(19,717)

Per Common Share Data
Basic earnings (loss) per common shares	$0.84	$0.73	$0.92	$1.06	$(0.28)	$0.35	$(0.27)
Diluted earnings (loss) per common shares	0.84	0.73	0.92	1.06	(0.28)	0.35	(0.27)
Common dividends declared	0.27	0.23	0.31	0.16	0.04	0.04	0.04
Book value at period end	14.72	13.94	14.17	13.34	12.57	12.93	12.40
Market price at period end	17.54	16.09	17.11	17.53	12.52	10.13	11.52

Performance Ratios
Return on average common equity	7.73%	6.99%	6.56%	8.04%	(2.14)%	2.69%	(2.06)%
Return on average assets	0.91%	0.86%	0.80%	0.96%	(0.26)%	0.45%	(0.12)%
Net interest margin—tax-equivalent	3.70%	3.66%	3.69%	3.68%	3.86%	4.04%	4.13%
Non-performing loans to total loans(1)(2)	0.54%	1.18%	1.00%	1.14%	1.80%	3.86%	4.24%
Non-performing assets to total loans plus OREO(1)(2)	1.02%	1.76%	1.49%	2.13%	2.68%	4.85%	5.25%

Balance Sheet Highlights
Total assets	$9,935,046	$9,096,351	$9,445,139	$8,253,407	$8,099,839	$7,973,594	$8,138,302
Total loans	6,925,699	6,519,079	6,736,853	5,714,360	5,387,570	5,348,615	5,472,289
Deposits	8,296,450	7,616,133	7,887,758	6,766,101	6,672,255	6,479,175	6,511,476
Senior and subordinated debt	201,123	191,028	200,869	190,932	214,779	252,153	137,744
Stockholders’ equity	1,147,669	1,049,676	1,100,775	1,001,442	940,893	962,587	1,112,045

	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share information)
Financial Ratios
Allowance for credit losses to loans, excluding acquired loans, including covered loans, annualized	1.14%	1.25%	1.24%	1.52%	1.91%	2.28%	2.65%
Net loan charge-offs to average loans, excluding acquired loans, including covered loans, annualized(2)	0.33%	0.68%	0.54%	0.55%	3.26%	1.91%	2.70%

First Midwest Regulatory Capital Ratios(3)
Total capital to risk-weighted assets	11.43%	10.94%	11.23%	12.39%	11.90%	13.68%	16.27%
Tier 1 capital to risk-weighted assets	10.55%	9.86%	10.19%	10.91%	10.28%	11.61%	14.20%
Tier 1 common capital to risk-weighted assets (CETI)	10.00%	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 leverage to average assets	9.29%	8.93%	9.03%	9.18%	8.40%	9.28%	11.21%

Footnotes to Selected Consolidated Financial Data of First Midwest

(1)

Due to the impact of business combination accounting and protection provided by certain loss share agreements between First Midwest and the Federal Deposit Insurance Corporation, acquired loans and covered loans and covered other real estate owned (“OREO”) are excluded from these metrics to provide for improved comparability to prior periods and better perspective into asset quality trends. For a discussion of acquired and covered loans, see Notes 1 and 6 of “Notes to the Consolidated Financial Statements” in Item 8 of First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated into this proxy statement/prospectus by reference.

(2)	These ratios exclude acquired loans for all periods except for the nine months ended September 30, 2015.

(3)

Basel III Capital Rules became effective for the Company on January 1, 2015. These rules revise the risk-based capital requirements and introduce a new capital measure, Tier 1 common capital to risk-weighted assets. As a result, ratios subsequent to December 31, 2014 are computed using the new rules and prior periods presented are reported using the regulatory guidance applicable at that time.

SELECTED CONSOLIDATED FINANCIAL DATA OF NI BANCSHARES

You should read the selected consolidated financial data set forth below in conjunction with NI Bancshares’ Consolidated Financial Statements and related notes included elsewhere in this proxy statement/prospectus. The financial data as of and for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 is derived from NI Bancshares’ audited financial statements.  The financial data as of and for the nine month-periods ended September 30, 2015 and 2014 is derived from NI Bancshares’ unaudited financial statements, which have been prepared on the same basis as NI Bancshares’ audited financial statements. NI Bancshares’ historical results may not be indicative of NI Bancshares’ future performance. In addition, results for the nine-month periods ended September 30, 2015 and 2014 have not been audited and may not be indicative of the results that may be expected for the full fiscal year or future periods.

	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollars in thousands, except per share information)
Operating Results
Net income	$1,926	$1,582	$1,050	$976	$3,622	$1,536	$1,941

Per Common Share Data
Basic and diluted earnings per average common share	$1.82	$1.51	$1.00	$0.93	$2.68	$1.09	$1.36
Common dividends declared	264	262	525	522	589	591	597
Book value at period end	55.09	53.99	53.48	51.83	54.21	50.98	48.94
Market price at period end (unaudited)	36.11	38.98	38.25	40.02	34.00	25.50	33.00

Performance Ratios
Return on average common equity	3.6%	3.0%	2.0%	2.3%	5.7%	2.4%	3.2%
Return on average assets	0.3%	0.2%	0.2%	0.2%	0.6%	0.3%	0.3%
Net interest margin—tax-equivalent (unaudited)	3.30%	3.25%	3.32%	2.99%	3.28%	3.57%	3.33%
Non-performing loans to total loans (unaudited)	0.36%	1.20%	1.75%	1.57%	2.45%	2.39%	6.55%
Non-performing assets to total loans plus OREO (unaudited)	1.71%	2.37%	3.57%	3.55%	3.74%	4.40%	7.89%

Balance Sheet Highlights
Total assets	$678,687	$669,548	$611,854	$611,906	$592,879	$593,197	$561,877
Total loans—net	411,426	404,524	407,491	383,074	334,246	318,144	328,203
Deposits	605,800	598,748	548,940	549,645	527,006	515,957	487,900
Senior and subordinated debt	—	—	—	—	—	—	—
Long-term debt	3,600	4,800	3,600	4,800	6,000	—	—
Stockholder equity	58,275	56,633	56,136	54,369	56,272	71,626	69,099

Financial Ratios
Allowance for credit losses as a percentage of loans	1.00%	0.82%	0.95%	0.84%	1.20%	1.10%	1.24%
Net loan charge-off to average loans, annualized (unaudited)	0.11%	0.12%	0.18%	0.86%	0.08%	1.17%	0.87%
Total capital to risk-weighted assets	12.71%	12.7%	12.49%	12.89%	13.53%	17.99%	18.13%
Tier 1 capital to risk-weighted assets	11.80%	11.94%	11.62%	12.13%	14.59%	17.32%	17.06%
Tier 1 leverage to average assets	8.18%	8.21%	8.09%	8.04%	8.11%	10.7%	10.54%

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus.  You should also consider the other information in, and the other documents incorporated by reference into, this proxy statement/prospectus, including in particular the risk factors associated with First Midwest’s business contained under the heading “Risk Factors” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2014.  See “Where You Can Find More Information.”

Because the market price of First Midwest common stock will fluctuate, NI Bancshares stockholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, you will receive for each share of NI Bancshares common stock you hold immediately prior to the completion of the merger 2.8858 shares of fully paid and non-assessable First Midwest common stock, plus $13.17 in cash (without interest thereon).  Any change in the market price of First Midwest common stock prior to completion of the merger will affect the value of any shares of First Midwest common stock you receive as consideration in the merger.  The market price of First Midwest common stock may fluctuate as a result of a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations.  Many of these factors are outside our control.  Accordingly, at the time of the special meeting, you will not know or be able to calculate the market price of First Midwest common stock you will receive upon completion of the merger.

NI Bancshares will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on NI Bancshares and consequently on First Midwest.  These uncertainties may impair NI Bancshares’ ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with NI Bancshares to seek to change existing business relationships with NI Bancshares.  Retention of certain employees may be challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with First Midwest.  If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with First Midwest, First Midwest’s business following the merger could be harmed.  In addition, the merger agreement restricts NI Bancshares from making certain acquisitions and taking other specified actions without the consent of First Midwest, and generally requires NI Bancshares to continue its operations in the ordinary course, until the merger occurs.  These restrictions may prevent NI Bancshares from pursuing attractive business opportunities that may arise prior to the completion of the merger.  Please see the section entitled “The Merger Agreement—Conduct of Business Pending the Merger” on page 47 for a description of the restrictive covenants to which NI Bancshares is subject.

Combining our two companies may be more difficult, costly or time-consuming than we currently expect, and we may fail to realize the anticipated benefits and cost savings of the merger.

First Midwest and NI Bancshares have operated and, until the completion of the merger, will continue to operate, independently.  The success of the merger, including anticipated benefits and cost savings, will depend, in part, on First Midwest’s ability to successfully combine and integrate the NI Bancshares business into its own in a manner that permits growth opportunities and does not materially disrupt existing customer relationships or result in decreased revenues due to loss of customers.  It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees.  As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.  The success of the combined company following the merger may depend in part on the ability of First Midwest to integrate the two businesses, business models and cultures.  If First Midwest experiences difficulties in the integration process, including those listed above, First Midwest may fail to realize the anticipated benefits of the merger in a timely manner or at all.  First Midwest’s business or results of operations or the value of its common stock may be materially and adversely affected as a result.

The market price of First Midwest common stock after the merger may be affected by factors different from those currently affecting First Midwest common stock.

The businesses of First Midwest and NI Bancshares differ in some respects and, accordingly, the results of operations of the combined company and the market price of First Midwest common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of First Midwest or NI Bancshares.  For a discussion of the business of First Midwest and of certain factors to consider in connection with the business of First Midwest, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information,” including in particular the section titled “Risk Factors” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2014.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, First Midwest and NI Bancshares must obtain approvals from the Federal Reserve and the IDFPR.  In addition, notice of the bank merger must be provided to the OCC.  Other approvals, waivers or consents from regulators may also be required.  In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals Required for the Merger” on page 56. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt.  These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger.  Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger.  See “The Merger Agreement—Regulatory Approvals Required for the Merger” on page 56.  Regulatory approvals could also be adversely impacted based on the status of any ongoing investigation of either party or its customers, including subpoenas to provide information or investigations, by a federal, state or local governmental agency.  We cannot guarantee that we will be able to obtain all required regulatory approvals, the timing of those approvals or whether any conditions will be imposed.

Some NI Bancshares directors and officers may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the merger.

The interests of some of the directors and officers of NI Bancshares may be different from those of NI Bancshares stockholders generally, and directors and officers of NI Bancshares may be participants in arrangements that are different from, or in addition to, those of NI Bancshares stockholders, including:

•                  Per the terms of certain NI Bancshares employment agreements and benefit plans, NI Bancshares executive officers may become entitled to change in control, severance, or other payments upon the occurrence of the merger.

•                  NI Bancshares and its CEO, Mr. Cullen, are parties to an employment agreement that provides for certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of NI Bancshares.  In such instance, Mr. Cullen will be entitled to a payment equal to three times the sum of his current salary plus his average bonus for the preceding three years.  In addition, he would be entitled to company paid insurance coverage for 18 months.  Following termination for any reason, Mr. Cullen would be subject to non-competition and non-solicitation restrictions for 18 months.  Additionally, upon the occurrence of a change in control, Mr. Cullen would become vested in company contributions to his deferred compensation account.  In connection with the execution of the merger agreement, First Midwest and Mr. Cullen entered into a letter agreement outlining Mr. Cullen’s employment by First Midwest as its Regional President of DeKalb County and his compensation arrangements that will become effective immediately following the closing of the merger.  Under the letter agreement, First Midwest and Mr. Cullen have agreed to enter into a new employment agreement that will become effective immediately following the closing of the merger. The letter agreement provides for the termination of his prior employment agreement with NI Bancshares (other than the past post-employment restrictions) and of his participation in the CIC Severance Plan, described below, following the merger. In addition, the letter agreement sets forth the general terms and conditions of his employment following the merger.  In recognition of termination of his existing agreement with NI Bancshares, continuation of the post-employment restrictions contained therein and as a retention incentive, the new employment agreement with First Midwest will provide for a cash payment to Mr. Cullen by First Midwest of $447,516 following the merger and for a restricted stock award by First Midwest with a grant date value of $447,516 and a vesting period of three years.  Such aggregate amount is approximately 80% of the severance benefit Mr. Cullen would have been entitled to receive upon a qualifying termination in connection with the merger under the terms of his existing employment agreement with NI Bancshares.

•                  Certain executive officers of NI Bancshares are participants in the CIC Severance Plan.  Under the CIC Severance Plan, if a covered officer is terminated without cause, or resigns for good reason, the officer will be entitled to severance payments ranging from 12 to 18 months of salary plus COBRA insurance continuation for 12 to 18 months with the officer responsible for the same level of payments as active employees.  Following termination of employment, the covered officer will be subject to non-competition and non-solicitation restrictions for 12 to 18 months, corresponding to the length of severance benefits.  First Midwest has agreed to honor the obligations of NI Bancshares under the CIC Severance Plan after the effective time of the merger.  In connection with the execution of the merger agreement, First Midwest entered into letter agreements with two executive officers and four other officers setting forth employment and compensation arrangements that will become effective as of the effective date of the merger.  The letter agreements provide for the officers’ waiver of participation in the CIC Severance Plan, in return for a sign-on bonus falling in the range of $25,000 to $50,000.

•                  To the extent a director or executive officer holds unvested restricted stock awards, upon completion of the merger, such awards shall become fully earned, and vested per the terms of the NI Bancshares Corporation 2000 Stock Incentive Plan and the NI Bancshares Stock Plans and will be converted to cash and First Midwest common stock, and to the extent a director or officer holds vested or unvested stock options, the options will be cancelled and terminated in exchange for a cash payment discussed in the “You Will Receive Cash and Shares of First Midwest Common Stock in the Merger” section of this proxy statement/prospectus above.  As of the date of the merger agreement, directors and executive officers, as a group, held unvested restricted stock awards with respect to 4,607 shares of NI Bancshares common stock and 42,166 vested stock options.

•                  Under the merger agreement, First Midwest has agreed to indemnify the directors and officers of NI Bancshares against liabilities arising out of actions or omissions occurring at or before the completion of the merger.

•                  The merger agreement also provides that, subject to certain limitations, First Midwest will maintain directors’ and officers’ liability insurance for a period of six years after the merger is completed that provides at least the same coverage and amounts, and contains terms and conditions no less advantageous, as that coverage currently provided by NI Bancshares.  See “The Merger—Interests of Certain Persons in the Merger” on page 42.

These interests are described in more detail in “The Merger—Interests of Certain Persons in the Merger” on page 42.

The merger agreement limits NI Bancshares’ ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit NI Bancshares’ ability to solicit, encourage or discuss competing third-party proposals to acquire all or a significant part of NI Bancshares.  These provisions, which include a $2,800,000 termination fee, might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of NI Bancshares from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire NI Bancshares than it might otherwise have proposed to pay.

Termination of the merger agreement could negatively impact First Midwest or NI Bancshares.

In the event the merger agreement is terminated, First Midwest’s or NI Bancshares’ business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger.  The market price of First Midwest common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.  If the merger agreement is terminated and NI Bancshares’ board of directors seeks another merger or business combination, NI Bancshares stockholders cannot be certain that NI Bancshares will be able to find a party willing to offer equivalent or more attractive consideration than the merger consideration provided in the merger.  If the merger agreement is terminated under certain circumstances, NI Bancshares may be required to pay First Midwest a termination fee of $2,800,000.  See “The Merger Agreement—Termination of the Merger Agreement” on page 54.

If the merger is not completed, First Midwest and NI Bancshares will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of First Midwest and NI Bancshares has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger.  If the merger is not completed, First Midwest and NI Bancshares would have to recognize these expenses without realizing the expected benefits of the merger.

Holders of NI Bancshares common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

NI Bancshares stockholders currently have the right to vote in the election of the board of directors of NI Bancshares and on other matters affecting NI Bancshares.  Upon the completion of the merger, each NI Bancshares stockholder who receives shares of First Midwest common stock will become a stockholder of First Midwest with a percentage ownership of First Midwest with respect to such shares that is smaller than the stockholder’s current percentage ownership of NI Bancshares. Upon receiving 2.8858 shares of First Midwest common stock per issued and outstanding share of NI Bancshares common stock following the effective time of the merger, the former stockholders of NI Bancshares as a group would receive shares in the merger constituting approximately 3.8% of the outstanding shares of First Midwest common stock immediately after the merger based on the number of shares of First Midwest common stock outstanding as of January 19, 2016, the latest practicable date before the printing of this proxy statement/prospectus.  Because of this, NI Bancshares stockholders will have less influence on the management and policies of First Midwest than they now have on the management and policies of NI Bancshares.

The opinion of NI Bancshares’ financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

NI Bancshares has not obtained an updated opinion from Sheshunoff, its financial advisor, as of the date of this proxy statement/prospectus.  Sheshunoff’s opinion was based on certain facts and assumptions regarding the operations and prospects of First Midwest and NI Bancshares, general market and economic conditions and other factors.  Changes in the operations and prospects of First Midwest or NI Bancshares, general market and economic conditions and other factors that may be beyond the control of First Midwest or NI Bancshares may significantly alter the value of First Midwest or NI Bancshares, the prices of the shares of First Midwest common stock by the time the merger is completed or the future price at which First Midwest common stock trades.  Sheshunoff’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion.  The opinion will not address the fairness of the merger consideration from a financial point of view at the time a NI Bancshares stockholder votes or at the time the merger is completed.  However, NI Bancshares’ Board of Directors’ recommendation that NI Bancshares stockholders vote “FOR” adoption of the merger agreement is made as of the date of this proxy statement/prospectus.  For a description of the opinion that NI Bancshares received from Sheshunoff, please refer to “The Merger—Opinion of NI Bancshares’ Financial Advisor” on page 30.”

The shares of First Midwest common stock you will receive as a result of the merger will have different rights from your shares of NI Bancshares common stock.

The rights associated with NI Bancshares common stock are different from the rights associated with First Midwest common stock.  Please see “Comparison of Stockholder Rights” on page 70 for a discussion of the different rights associated with First Midwest common stock.

Under certain circumstances, the cash component of the merger consideration may be reduced due to environmental conditions and/or title defects on NI Bancshares’ real property.

Under certain circumstances, if certain environmental conditions and/or title defects exist with respect to NI Bancshares’ real property and the cost to remediate and/or cure such conditions or defects is greater than $150,000, the cash received by the holders of NI Bancshares common stock in connection with the merger will be reduced by such cost up to an aggregate amount of $1,000,000.   If such cost exceeds $1,000,000, First Midwest may terminate the merger agreement or reduce the cash component of the consideration by $1,000,000 and, subject to the satisfaction of all other conditions, proceed to the closing of the merger. If the merger is approved by the NI Bancshares stockholders, the cash consideration to be received by individual stockholders may be subject to this reduction without their further consent. See “The Merger Agreement—Merger Consideration” on page 44.

First Midwest will be subject to heightened regulatory requirements if it exceeds $10 billion in assets.

At September 30, 2015, First Midwest and First Midwest Bank had approximately $9.9 billion in total consolidated assets.  First Midwest and First Midwest Bank will exceed $10 billion in total consolidated assets as a result of the transactions contemplated by the merger agreement or in the future if they continue to grow. Although First Midwest has developed infrastructure to address the regulatory requirments described below and believes it is prepared to exceed $10 billion in total assets, exceeding $10 billion in total assets will subject First Midwest and First Midwest Bank to heightened regulatory requirements and costs, risks and uncertainties associated therewith.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations impose various additional requirements on bank holding companies with $10 billion or more in total assets, including compliance with portions of the Federal Reserve’s enhanced prudential oversight requirements and annual stress testing requirements.  In addition, banks with $10 billion or more in total assets are primarily examined by the Consumer Financial Protection Bureau (the “CFPB”) with respect to various federal consumer financial protection laws and regulations.  As a relatively new agency with evolving regulations and practices, there is uncertainty as to how the CFPB’s examination and regulatory authority might impact First Midwest and First Midwest Bank’s business.

Compliance with these requirements may require First Midwest to hire additional compliance or other personnel, design and implement additional internal controls, or incur other significant expenses.  Compliance with the annual stress testing requirements, part of which must be publicly disclosed, may also be misinterpreted by the market generally or First Midwest’s customers and, as a result, may adversely affect First Midwest’s stock price or First Midwest’s ability to retain its customers or effectively compete for new business opportunities.  To ensure compliance with these heightened requirements when effective, First Midwest’s regulators may require it to fully comply with these requirements or take actions to prepare for compliance even before First Midwest’s or First Midwest Bank’s total assets equal or exceed $10 billion.  As a result, First Midwest may incur compliance-related costs before it might otherwise be required, including if First Midwest does not continue to grow at the rate it expects or at all.  First Midwest’s regulators may also consider its preparation for compliance with these regulatory requirements when examining its operations generally or considering any request for regulatory approval First

Midwest may make, even requests for approvals on unrelated matters.  These factors could have a material adverse effect on First Midwest’s business, financial condition or results of operations.

Completion of the merger is subject to certain conditions, and if these conditions are not satisfied or waived, the merger will not be completed.

The obligations of First Midwest and NI Bancshares to complete the merger are subject to satisfaction or waiver (if permitted) of a number of conditions. The satisfaction of all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause the combined company not to realize some or all of the benefits that the combined company expects to achieve if the merger is successfully completed within its expected timeframe. Further, there can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be completed. See “The Merger Agreement—Conditions to Completion of the Merger” on page 53.

In addition, if the merger is not completed on or before November 12, 2016, either First Midwest or NI Bancshares may choose not to proceed with the merger. NI Bancshares may also terminate the merger agreement under certain circumstances  First Midwest may also terminate the merger agreement under certain circumstances. See “The Merger Agreement—Termination of the Merger Agreement” on page 54.

The financial forecasts reflected in the opinion of Sheshunoff, which is summarized beginning on page 30, involve risks, uncertainties and assumptions made by Sheshunoff, many of which are beyond the control of First Midwest and NI Bancshares. As a result, they may not prove to be accurate and are not necessarily indicative of current values or future performance of either First Midwest or NI Bancshares.

The financial forecasts of Sheshunoff reflected in its fairness opinion, a copy of which is attached to this proxy statement/prospectus as Appendix B, and which is summarized beginning on page 30, involve risks, uncertainties and assumptions made by Sheshunoff and are not a guarantee of future performance. The future financial results of First Midwest and NI Bancshares and, if the merger is completed, the combined company, may materially differ from those expressed in the financial forecasts of Sheshunoff due to factors that are beyond First Midwest’s and NI Bancshares’ ability to control or predict. Neither First Midwest nor NI Bancshares can provide any assurance that these financial forecasts will be realized or that First Midwest’s or NI Bancshares’ future financial results will not materially vary from such financial forecasts. First Midwest did not provide its own financial forecasts and the management of First Midwest did not confirm or otherwise comment with respect to any estimates used by or the financial forecasts of Sheshunoff, nor do First Midwest or NI Bancshares undertake to update the forecasts reflected in Sheshunoff’s fairness opinion. Such financial forecasts cover multiple years, and the information by its nature becomes subject to greater uncertainty with each successive year. These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared.

More specifically, the financial forecasts of Sheshunoff:

•                  necessarily make numerous assumptions by Sheshunoff, many of which are beyond the control of First Midwest or NI Bancshares and may not prove to be accurate;

•                  do not necessarily reflect revised prospects for First Midwest’s or NI Bancshares’ businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•                  are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than is reflected in the forecasts; and

•                  should not be regarded as a representation that the financial forecasts will be achieved.

The financial forecasts reflected in Sheshunoff’s fairness opinion were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP, and do not reflect the effect of any proposed or other changes in GAAP that may be made in the future.

NI BANCSHARES SPECIAL MEETING

This section contains information from NI Bancshares for NI Bancshares stockholders about the special meeting NI Bancshares has called to consider and approve the merger agreement and the transactions contemplated thereby, including the merger.  We are mailing this proxy statement/prospectus to you, as a NI Bancshares stockholder, on or about January 22, 2016.  Together with this proxy statement/prospectus, we are also sending to you a notice of the NI Bancshares special meeting and a form of proxy card that NI Bancshares’ board of directors is soliciting for use at the special meeting of NI Bancshares stockholders and at any adjournments of the meeting.

This proxy statement/prospectus is also being furnished by First Midwest to NI Bancshares stockholders as a prospectus in connection with the issuance of shares of First Midwest common stock upon completion of the merger.

Date, Time and Place

The special meeting of NI Bancshares stockholders will be held on February 25, 2016 , at 10:30 a.m.  Central Time, at DeKalb County Farm Bureau, located at 1350 W. Prairie Drive, Sycamore, Illinois, 60178.

Matters To Be Considered

At the special meeting, NI Bancshares stockholders as of the record date will be asked to consider and vote on the following matters:

•                  To approve and adopt the merger agreement, pursuant to which NI Bancshares will merge with and into First Midwest, with First Midwest as the surviving entity of the merger, and to approve and adopt the other transactions contemplated thereby, including the merger.

•                  To approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of approving and adopting the merger agreement and the other transactions contemplated thereby, including the merger (which we refer to as the “adjournment proposal”).

•                  To act upon such other business as may properly come before the special meeting and any adjournments thereof.

Recommendation of NI Bancshares’ Board

NI Bancshares’ board of directors (i) believes that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of NI Bancshares and its stockholders and that the merger consideration is fair to NI Bancshares stockholders, (ii) has unanimously approved and adopted the merger agreement and (iii) unanimously recommends that NI Bancshares stockholders vote “FOR” approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the adjournment proposal.  See “The Merger—NI Bancshares’ Reasons for the Merger and Recommendations of the Board of NI Bancshares” on page 28 for a more detailed discussion of NI Bancshares’ board of directors’ recommendation with regard to the merger agreement and the transactions contemplated thereby, including the merger.

Record Date and Quorum

NI Bancshares’ board of directors has fixed the close of business on January 11, 2016 as the record date for determining the NI Bancshares stockholders entitled to receive notice of and to vote at the special meeting.  NI Bancshares stockholders are entitled to one vote on each matter considered and voted on at the special meeting for each share of NI Bancshares common stock held of record at the close of business on the record date.  Only NI Bancshares stockholders of record as of the record date are entitled to notice of and to vote at the special meeting and any adjournments of the special meeting.

As of the record date, 1,057,815 shares of NI Bancshares common stock were issued and outstanding and held by approximately 312 record holders.  The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of NI Bancshares common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of NI Bancshares common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting but shares represented by a proxy from a broker, bank or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote the shares, which we refer to as “broker non-votes,” will not be counted as shares present.

Vote Required; Treatment of Abstentions and Failure to Vote

Approval of the merger agreement and the transactions contemplated thereby, including the merger, requires the affirmative vote of NI Bancshares stockholders representing a majority of the outstanding shares of NI Bancshares common stock as of the record date.  The merger agreement and the completion of the transactions contemplated thereby, including the merger, will not require the approval of the holders of First Midwest common stock under the DGCL or applicable rules of the NASDAQ Stock Market.  If you fail to submit a proxy card or vote in person at the NI Bancshares special meeting, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker with respect to the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, it will have the same effect as a vote “AGAINST” approval of the merger agreement and the transactions contemplated thereby, including the merger.

Approval of the adjournment proposal requires the affirmative vote of a majority of votes cast at the special meeting.  If you mark “ABSTAIN” with respect to the adjournment proposal, it will have the same effect as a vote “AGAINST” the adjournment proposal.  If you fail to submit a proxy card or vote in person at the special meeting or fail to instruct your bank or broker with respect to the adjournment proposal, it will have no effect on such proposal.

Shares Held by Directors and Officers

As an inducement to and condition of First Midwest’s willingness to enter into the merger agreement, all of the directors and certain officers of NI Bancshares and NB&T who beneficially owned in the aggregate approximately 21% of NI Bancshares’ outstanding common stock as of November 12, 2015 entered into voting agreements, pursuant to which, among other things, they agreed to vote all of their shares of NI Bancshares common stock in favor of approval of the merger agreement and the transactions contemplated thereby, including the merger, other matters required to be approved or adopted to effect the merger and any other transactions contemplated by the merger agreement.  See “The Merger—Interests of Certain Persons in the Merger”.

As of the record date, First Midwest and its subsidiaries held no shares of NI Bancshares common stock and none of its directors and executive officers or their affiliates held any shares of NI Bancshares common stock.

Participants in the NI Bancshares Stock Plans

NI Bancshares sponsors the NI Bancshares Stock Plans.  Per the terms of the NI Bancshares Stock Plans, and award agreements thereunder, holders of stock options do not have voting rights with respect to the shares underlying unexercised stock options, whereas recipients of restricted stock awards are entitled to vote on behalf of underlying shares, even while subject to vesting requirements, from the date of grant until such awards are forfeited.  Holders of NI Bancshares restricted stock will vote in the same manner as holders of NI Bancshares common stock, as discussed above.  As of the record date, participants in the NI Bancshares Stock Plans held approximately 23% of the shares entitled to vote at the  special meeting.

Solicitation of Proxies; Payment of Solicitation Expenses

Proxies are being solicited by NI Bancshares’ board of directors from NI Bancshares stockholders.  Shares of NI Bancshares common stock represented by properly executed proxies, and that have not been revoked, will be voted in accordance with the instructions indicated on the proxies.  If no instructions are indicated, such proxies will be voted “FOR” approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger, “FOR” the adjournment proposal, and in the discretion of the individuals named as proxies as to any other matter that may come before the special meeting.

First Midwest and NI Bancshares have agreed to each pay for one-half of the costs and expenses (excluding the fees and disbursements of counsel, financial advisors and accountants) of copying, printing and distributing this proxy statement/prospectus and all listing, filing or registration fees, including fees paid for filing the registration statement of which this proxy statement/prospectus is a part with the SEC and any other fees paid for filings with governmental authorities.  In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of NI Bancshares or its affiliates telephonically, electronically or by other means of communication.  Directors, officers and employees will receive no additional compensation for such solicitation.   NI Bancshares will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules.

Voting Your Shares via Mail

You may vote your proxy by mailing your Proxy Card to American Stock Transfer & Trust Company, NI Bancshares’ transfer agent. Please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided to American Stock Transfer & Trust Company, Attn: Proxy Dept., 6201 15th Avenue, Brooklyn, NY 11219, before 5:00 p.m. Eastern Time on February 24, 2016.

In order to be effective, proxy instructions must be received before the time indicated above to allow for processing the results.

Revocability of Proxies and Changes to a NI Bancshares Stockholder’s Vote

A NI Bancshares stockholder who has given a proxy may revoke it at any time before its exercise at the special meeting by (i) giving a written notice of revocation to James W. Dutton, Chairman of the Board of NI Bancshares, (ii) attending the special meeting in person and voting by ballot at the special meeting, or (iii) by properly submitting to NI Bancshares a duly executed proxy bearing a later date.  All written notices of revocation and other communications with respect to revocation of proxies should be addressed to NI Bancshares as follows: 230 West State Street, Sycamore, Illinois 60178, Attention:  James W. Dutton, Chairman of the Board.

Attending the Meeting

All NI Bancshares stockholders, including stockholders of record and stockholders who hold their shares through brokers, trusts, banks, nominees, the NI Bancshares Stock Plans or any other holder of record, are invited to attend the special meeting.  Stockholders of record can vote in person at the special meeting.  If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting.  If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted.  NI Bancshares reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

THE MERGER

The following discussion describes certain material information about the merger.  We urge you to read carefully this entire document, including the merger agreement and the financial advisor opinion attached as Appendices A and B, respectively, to this proxy statement/prospectus, for a more complete understanding of the merger.

NI Bancshares’ board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated thereby, including the merger.  The merger agreement provides for combining our companies through the merger of NI Bancshares with and into First Midwest, with First Midwest as the surviving corporation.  As a result, the separate existence of NI Bancshares will terminate.  Following the merger at a time yet to be determined, NB&T, NI Bancshares’ wholly owned bank subsidiary, will merge with and into First Midwest Bank, First Midwest’s wholly owned bank subsidiary.  We expect to complete the mergers in the first quarter of 2016, although delays may occur.

Upon completion of the merger, NI Bancshares stockholders will receive for each share of NI Bancshares common stock that they own immediately prior to the completion of the merger 2.8858 fully paid and non-assessable shares of First Midwest common stock plus $13.17 in cash, without interest. However, if certain environmental conditions and/or title defects exist with respect to NI Bancshares’ real property and the cost to remediate and/or cure such conditions or defects is greater than $150,000, the cash received by the holders of NI Bancshares common stock in connection with the merger will be reduced by such cost up to an aggregate amount of $1,000,000.  If such cost exceeds $1,000,000, First Midwest may terminate the merger agreement or reduce the cash component of the consideration by $1,000,000 and, subject to the satisfaction of all other conditions, proceed to the closing of the merger.  In addition, NI Bancshares will have a right to terminate the merger agreement if the volume weighted average closing price of First Midwest common stock during a specified period before the effective time of the merger both (i) is less than $14.6055 per share and (ii) underperforms a specified index of financial institution stocks during such period by more than 15%. However, NI Bancshares would not have the right to terminate the merger agreement under these circumstances if First Midwest were to elect to increase the exchange ratio or the amount of cash to be received per share of NI Bancshares common stock as provided in the merger agreement.  If this election is made, NI Bancshares may not terminate the merger agreement under these circumstances.

Upon completion of the merger, each outstanding stock option (vested or unvested) to purchase NI Bancshares common stock will be cancelled and terminated in exchange for the right to receive cash, without any interest and subject to any required withholding tax, in an amount equal to the merger consideration value per share, as defined in the merger agreement, minus the applicable exercise price of such outstanding stock option, multiplied by the number of shares of NI Bancshares common stock covered by such outstanding stock option.  Any out-of-the money stock options granted by NI Bancshares will be cancelled and no consideration will be provided.  An out-of-the-money stock option is an outstanding stock option for which the exercise price per share is greater than or equal to the merger consideration value per share described above.  The merger consideration value per share means the sum of (i) the product of (a) 2.8858 multiplied by (b) the price of First Midwest common stock on the trading day immediately prior to the effective time of the merger, as provided in the merger agreement, plus (ii) $13.17.

Upon completion of the merger, each outstanding unvested restricted stock award will become fully vested and the shares of NI Bancshares covered by such award shall be exchanged for the same merger consideration as all other shares of NI Bancshares common stock.  Shares of NI Bancshares common stock received upon vesting of restricted stock awards or exercise of stock options and held immediately prior to the effective time of the merger will also receive the merger consideration.

Shares of First Midwest common stock issued and outstanding at the completion of the merger will remain outstanding and those shares of common stock will be unaffected by the merger.  First Midwest common stock will continue to trade on the NASDAQ Stock Market following the merger under the First Midwest Bancorp, Inc. name with the symbol “FMBI.”

Please see “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

NI Bancshares’ board of directors and senior management regularly review and evaluate NI Bancshares’ business, strategic direction, performance, prospects and strategic alternatives.  In early 2015, NI Bancshares’ senior management had discussions with representatives of Sheshunoff, an investment banking firm, regarding NI Bancshares’ strategic alternatives, including a possible “merger of equals”, a sale of the organization or growing the organization either organically or through acquisitions.  Representatives of Barack Ferrazzano, NI Bancshares’ special counsel, also met with members of management and the board of directors to discuss the legal and fiduciary implications of NI Bancshares’ exploration of strategic alternatives. At a meeting of the board of directors in February, 2015, Barack Ferrazzano gave a comprehensive presentation concerning the fiduciary duties of the board of directors when considering strategic alternatives and engaged in extensive discussion with the directors regarding these duties.

Over the next several weeks, NI Bancshares’ senior management and representatives from Sheshunoff discussed the advantages and disadvantages of remaining an independent financial institution, the historical performance and strategic direction of NI Bancshares, increased competition in NB&T’s market area, anticipated increases in operating and regulatory costs and capital requirements and the lack of liquidity in NI Bancshares’ common stock.  In addition, they discussed the range of possible valuations for a sale of NI Bancshares and potential transaction partners.  As part of this discussion, NI Bancshares’ senior management considered the increasing amount of competition in the communities that NB&T serves and within the greater Chicago metropolitan area, the continuing low interest rate environment and trends in mergers and acquisitions in the financial services sector.

Following these discussions, NI Bancshares’ senior management asked Sheshunoff to prepare a presentation to discuss strategic alternatives with the board of directors.  NI Bancshares’ board of directors held a meeting in March, 2015, and reviewed with Sheshunoff its presentation and evaluated the current banking environment, financial services industry trends, merger and acquisition activity within the industry, trends in pricing of bank transactions and NI Bancshares’ strategic alternatives, including, but not limited to, a possible merger with or sale to a larger institution.  Sheshunoff discussed with NI Bancshares’ board the potential pricing NI Bancshares might anticipate should it decide to consider a possible sale transaction. Sheshunoff also identified several financial institutions, including First Midwest, that could have interest in a possible business combination with NI Bancshares and provided the board of directors with a potential timeline for any such transaction.

Following this financial presentation, NI Bancshares’ board engaged in a detailed discussion regarding the prospects of the organization in light of the risks and uncertainties related to increased competition in NB&T’s market area, anticipated increases in operating and regulatory costs and capital requirements and the continuing low interest rate environment, and the possible strategic alternatives discussed with Sheshunoff.  At a meeting of the board of directors held on May 21, 2015, NI Bancshares’ board authorized management to investigate possible strategic transactions and approved the engagement of Sheshunoff as its financial advisor. NI Bancshares’ board also formed a capital committee comprised of independent directors to gather relevant information regarding any potential strategic transaction and to prepare and present to the board of directors any proposals with respect thereto.  NI Bancshares’ board instructed Sheshunoff to continue evaluating the market and identifying possible transaction partners.  NI Bancshares and Sheshunoff entered into a formal engagement letter on May 21, 2015.

Sheshunoff then began a comprehensive due diligence review of NI Bancshares and NB&T, meeting with members of NI Bancshares’ management, and began developing confidential marketing materials concerning NI Bancshares. Sheshunoff also performed due diligence regarding potential acquisition transaction partners.

Representatives of Barack Ferrazzano met with members of the NI Bancshares management team and the capital committee to discuss certain employee benefits matters, including the formation of a bank-wide severance plan. On June 18, 2015, Sheshunoff gave a financial presentation to the board of directors which included, among other matters, a list of prospective acquirers divided into two tiers based on the likelihood, in Sheshunoff’s judgment, of being a suitable strategic partner. After the board of directors and the capital committee gave their input to this bifurcated list and the offering memorandum, Sheshunoff began contacting prospective bidders and distributed confidentiality agreements to those bidders included on the “Tier 1” list. Sheshunoff provided copies of the confidential marketing materials to each party that had executed a confidentiality agreement. On July 7, 2015, representatives of Sheshunoff approached First Midwest to notify it of the auction to be conducted for NI Bancshares and, on July 15, 2015, First Midwest entered into a confidentiality agreement with NI Bancshares and Sheshunoff.  First Midwest engaged Sandler O’Neill + Partners (“Sandler O’Neill”) to advise First Midwest on the potential acquisition of NI Bancshares.

At a meeting of NI Bancshares’ board on July 16, 2015, Sheshunoff reviewed the results of the sale process with NI Bancshares’ board and management.  Sheshunoff reported that it had contacted twenty prospective strategic partners, eight of which had executed confidentiality agreements and received copies of the confidential marketing materials and access to an electronic data room.  Sheshunoff continued working with potential strategic partners, including First Midwest, with the goal of receiving initial indications of interest by late July or early August. By July 22, 2015, a total of 11 strategic partners had executed confidentiality agreements and received copies of the confidential marketing materials and access to an electronic data room.

On August 7, 2015, First Midwest submitted a preliminary non-binding indication of interest for NI Bancshares.  At a meeting of the capital committee held on August 12, 2015, Sheshunoff presented an in-depth report regarding First Midwest’s indication of interest for a proposed acquisition with First Midwest, subject to completion of its due diligence and the negotiation of a definitive agreement.  Sheshunoff and the capital committee discussed the price range of the proposal received, the form of consideration offered, the reputation of First Midwest, the strategic opportunity offered by the possible transaction and the perceived ability of First Midwest to complete a transaction.  The board members asked Sheshunoff a number of questions regarding the indication of interest and its terms.  They also engaged in a long discussion among themselves regarding the advisability of proceeding with any type of strategic transaction, and if so, the relative advantages and disadvantages of the indication of interest.  They also discussed whether to contact additional potential strategic partners. On August 20, 2015, NI Bancshares’ board of directors met to review recommendations of the capital committee regarding the indication of interest submitted by First Midwest, including the terms of a counter-proposal. The board of directors authorized Sheshunoff to communicate these certain terms to First Midwest and, that same day, First Midwest and representatives from Sandler O’Neill held discussions with NI Bancshares’ representatives from Sheshunoff to discuss NI Bancshares’ potential counter proposal.

On September 24, 2015, members of the senior management of First Midwest and NI Bancshares, along with representatives of Sheshunoff and Sandler O’Neill, met at First Midwest’s headquarters in order for First Midwest to conduct interviews with members of NI Bancshares’ management, and to allow First Midwest to hold discussions with Sheshunoff regarding interim financial results and analyst earnings expectations for 2015 and 2016.

At about this time, NI Bancshares’ Chief Executive Officer was approached by a financial institution that indicated it was interested in exploring a possible transaction with NI Bancshares. After consultation with the board of directors and entry into a confidentiality agreement, Sheshunoff provided the institution with the confidential marketing materials and allowed the institution to conduct due diligence to the same degree as First Midwest. The institution presented NI Bancshares with a preliminary indication of interest in early October.  While NI Bancshares considered this preliminary indication of interest, First Midwest continued its due diligence process.

After receiving an updated indication of interest from First Midwest on October 9, 2015, Sheshunoff engaged in discussions with both First Midwest and the second financial institution to clarify elements of their proposals, including with respect to the nature and amount of the financial consideration.  Thereafter, the board again met with its legal and financial representatives to review the indications of interest and to compare the opportunities offered by the possible transactions with First Midwest and the other financial institution. The board ultimately concluded that, given the relative merits of the proposals presented by Sheshunoff, the indication of interest from First Midwest was the more attractive proposal received, as the other indication of interest included a lower amount of consideration and other less desirable terms, including timing, certainty of transaction execution and liquidity aspects.  The board determined that NI Bancshares should continue to move forward with First Midwest, allowing First Midwest to conduct additional due diligence in order to obtain a final bid.

On October 15, 2015, NI Bancshares directed Sheshunoff to submit a counter proposal as to valuation and certain other terms of a transaction and, that same day, First Midwest communicated a counter proposal to Sheshunoff, through Sandler O’Neill, as to valuation and certain other terms of a transaction.

On October 16, 2015, NI Bancshares directed Sheshunoff to communicate its acceptance of First Midwest’s final offer of approximately $71 million consisting of cash and stock of First Midwest with a thirty-day exclusivity period to negotiate and publicly announce a definitive agreement.

On October 21, 2015, First Midwest and NI Bancshares entered into an exclusivity agreement.  This allowed First Midwest to conduct its due diligence through November, 2015.  Throughout the due diligence process, Sheshunoff remained in contact with First Midwest to assist in the due diligence process, including by providing requested information and by participating in the negotiation of the terms of the merger agreement.

On October 23, 2015, NI Bancshares and Barack Ferrazzano received an initial draft of the merger agreement from Chapman and Cutler, First Midwest’s outside counsel.  From that time until November 12, 2015, First Midwest continued its due diligence process and NI Bancshares, Sheshunoff and Barack Ferrazzano negotiated the terms of the merger agreement and related documents with First Midwest, Chapman and Cutler and Sandler O’Neill.

The boards of directors of NI Bancshares and NB&T each held a special meeting on November 9, 2015.  Representatives of Barack Ferrazzano and Sheshunoff reviewed with the boards of directors the process leading to the proposed transaction and the course of negotiations with First Midwest.  Representatives of Barack Ferrazzano reviewed with the boards of directors the terms of the then current draft of the merger agreement including the scope of the representations and warranties, the nature of NI Bancshares’ operating covenants prior to closing and the proposed closing conditions and termination provisions, including an explanation regarding the break-up fee provisions.  Sheshunoff provided to the boards of directors a financial analysis of the proposed transactions with First Midwest and reviewed in detail with the boards the terms of the merger consideration, including a discussion of the floor and cap to the exchange ratio.  At that meeting, Sheshunoff provided its oral and written opinion that the financial terms of the Agreement were fair to NI Bancshares and its stockholders from a financial point of view.  The boards engaged in a long discussion amongst themselves and with NI Bancshares’ advisors regarding the proposed draft of the merger agreement, including the final business terms of the transaction.

After the conclusion of the presentations and discussions at the November 9, 2015 meeting, NI Bancshares’ board of directors unanimously approved the merger agreement, the merger and related documents, adopted resolutions recommending that NI Bancshares stockholders approve and adopt the merger agreement and the merger, and authorized the NI Bancshares officers to execute the merger agreement on behalf of NI Bancshares in substantially the form reviewed by the board subject to such changes agreed to by the authorized officers of NI Bancshares.  On the same day, the NB&T board of directors unanimously approved the merger of the bank with and into First Midwest Bank and recommended to its sole stockholder, NI Bancshares, that it approve the merger, which was subsequently approved by NI Bancshares.

After the conclusion of the presentations and discussions at the November 10, 2015 meeting, First Midwest’s board of directors unanimously approved the merger agreement, the merger and related documents, and authorized the First Midwest officers to execute the merger agreement on behalf of First Midwest in substantially the form reviewed by the board subject to such changes agreed to by the authorized officers of First Midwest.  On the same day, the First Midwest Bank board of directors unanimously approved the merger of the bank with and into

NB&T and recommended to its sole stockholder, First Midwest, that it approve the merger, which was subsequently approved by First Midwest.

On November 12, 2015, the merger agreement and related documents were finalized and executed by NI Bancshares and First Midwest.  First Midwest issued a press release the morning of November 12, 2015, announcing the execution of the merger agreement.

First Midwest’s Reasons for the Merger

First Midwest’s board of directors believes that the merger is in the best interests of First Midwest and its stockholders. In deciding to approve the merger, First Midwest’s board of directors considered a number of factors, including:

•                  management’s view that the acquisition of NI Bancshares provides an attractive opportunity to expand into desirable markets in DeKalb County, Kane County and LaSalle County, Illinois, and surrounding areas, as well as significantly expand First Midwest’s wealth management business;

•                  NI Bancshares’ community banking orientation and its compatibility with First Midwest and its subsidiaries;

•                  a review of the markets in which NI Bancshares operates;

•                  management’s review of the business, operations, earnings and financial condition, including capital levels and asset quality, of NB&T;

•                  projected efficiencies to come from integrating certain of NI Bancshares’ operations into First Midwest’s existing operations; and

•                  the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by First Midwest’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by First Midwest’s board. First Midwest’s board of directors further considered various risks and uncertainties related to each of these factors and the ability to complete the merger. In view of the wide variety of factors considered by First Midwest’s board of directors in connection with its evaluation of the merger, First Midwest’ board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered.  In considering the factors described above, individual directors may have given differing weights to different factors. First Midwest’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of First Midwest stockholders and that the benefits expected to be achieved from the merger outweigh the potential risks and vulnerabilities.

NI Bancshares’ Reasons for the Merger and Recommendations of the Board of NI Bancshares

NI Bancshares’ board of directors has concluded that the merger offers NI Bancshares stockholders an attractive opportunity to achieve the board’s strategic business objectives, including increasing stockholder value, growing the size of the business and enhancing liquidity for NI Bancshares stockholders. In addition, NI Bancshares’ board of directors believes that the customers and communities served by NB&T will benefit from the merger.

In deciding to approve the merger agreement and the transactions contemplated thereby, NI Bancshares’ board of directors consulted with NI Bancshares’ management, as well as its legal counsel, Barack Ferrazzano, and financial advisor, Sheshunoff, and considered numerous factors, including the following:

•                  information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of NI Bancshares and First Midwest, both individually and as a combined company;

•                  the value to be received by NI Bancshares stockholders in the merger as compared to stockholder value projected for NI Bancshares as an independent entity;

•                  the enhanced liquidity for NI Bancshares stockholders, including with respect to the First Midwest common stock to be received in the merger;

•                  the compatibility of NI Bancshares’ geographical footprint with that of First Midwest and the expansion of product and service availability to the communities currently served by NI Bancshares;

•                  the market value of First Midwest common stock prior to the execution of the merger agreement and the prospects for future appreciation in the stock;

•                  the perceived risks and uncertainties attendant to NI Bancshares’ operation as an independent banking organization, including the risks and uncertainties related to the continuing low-interest rate environment, competition in NI Bancshares’ market area, increased operating and regulatory costs and increased capital requirements;

•                  the NI Bancshares’ board of directors’ belief that combining with a larger financial institution will benefit stockholders and customers in that the combined organization will be better equipped to respond to economic and industry developments and should be better positioned to develop and build on its position in existing markets;

•                  the fact that First Midwest is publicly held and the merger would provide access to a public trading market for NI Bancshares stockholders whose investment is currently in a company with a very limited trading market;

•                  the effects of the merger on NI Bancshares’ employees, including the retention of a significant number of employees and their ability to participate in First Midwest’s benefit plans;

•                  the status of First Midwest as a regular participant in the mergers and acquisitions market within the banking industry and the likelihood that its sophistication in such matters would result in greater execution certainty and provide for efficiencies in connection therewith; and

•                  the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by NI Bancshares’ board of directors is not intended to be exhaustive, but includes a description of all material factors considered by NI Bancshares’ board.  NI Bancshares’ board of directors further considered various risks and uncertainties related to each of these factors and the ability to complete the merger.  In view of the wide variety of factors considered by NI Bancshares’ board of directors in connection with its evaluation of the merger, NI Bancshares’ board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered.  In considering the factors described above, individual directors may have given differing weights to different factors. NI Bancshares’ board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of NI Bancshares stockholders and that the benefits expected to be achieved from the merger outweigh the potential risks and vulnerabilities.

After considering the foregoing and other relevant factors and risks, and their overall impact on the stockholders and other constituencies of NI Bancshares, NI Bancshares’ board of directors concluded that the anticipated benefits of the merger outweighed the anticipated risks of the transaction.  Accordingly, NI Bancshares’ board of directors unanimously approved the merger agreement and the merger, and the board of directors unanimously recommends that NI Bancshares stockholders vote FOR the proposal to approve and adopt the merger agreement and the merger.

Opinion of NI Bancshares’ Financial Advisor

NI Bancshares engaged Sheshunoff to provide an opinion as to the fairness from a financial viewpoint to NI Bancshares stockholders of the merger consideration to be received by the stockholders of NI Bancshares.  As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes.  NI Bancshares retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On November 9, 2015, Sheshunoff rendered its fairness opinion to the board of directors of NI Bancshares that, as of such date, the merger consideration was fair, from a financial point of view, to the stockholders of NI Bancshares.  The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this proxy statement/prospectus.  The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety.  The fairness opinion is addressed to the board of directors of NI Bancshares and does not constitute a recommendation to any stockholder of NI Bancshares as to how he, she or it should vote at the special meeting of the stockholders of NI Bancshares.

Sheshunoff acted as financial advisor to NI Bancshares in connection with the proposed merger with First Midwest and participated in the negotiations leading to the merger agreement.  As part of its engagement, Sheshunoff assessed the fairness, from a financial point of view, of the merger consideration being received by the stockholders of NI Bancshares.  Sheshunoff attended the October 15, 2015 meeting at which NI Bancshares’ board of directors considered the merger agreement.  At that meeting, Sheshunoff presented its financial analysis of the transaction.  On November 9, 2015, Sheshunoff delivered to the board of directors its oral opinion, subsequently provided in final written form that same day, that the terms of the merger agreement were fair to NI Bancshares, and its stockholders, from a financial point of view.  Sheshunoff prepared the fairness opinion in connection with its general engagement to advise NI Bancshares in its exploration of strategic alternatives as further described in “—Background of the Merger.”

You should consider the following when reading the discussion of Sheshunoff’s opinion in this proxy statement/prospectus:

•                  The opinion letter details the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by Sheshunoff in connection with its opinion, and should be read in its entirety;

•                  Sheshunoff expressed no opinion as to the price at which shares of NI Bancshares or First Midwest common stock would actually be trading at any given time;

•                  Sheshunoff’s opinion does not address the relative merits of the merger and the other business strategies considered by NI Bancshares’ board of directors, nor does it address the board of directors’ decision to proceed with the merger; and

•                  Sheshunoff’s opinion rendered in connection with the merger does not constitute a recommendation to any NI Bancshares stockholder as to how he or she should vote at the special meeting.

In connection with the fairness opinion, Sheshunoff:

•                  Reviewed the latest draft of the merger agreement;

•                  Discussed the terms of the merger agreement with the management of NI Bancshares and NI Bancshares’ legal counsel;

•                  Conducted conversations with the management of NI Bancshares regarding the recent and projected financial performance of NI Bancshares;

•                  Evaluated the financial condition of NI Bancshares based upon a review of regulatory reports for the five-year period ended December 31, 2014 and interim period through September 30, 2015, and internally-prepared financial reports for NI Bancshares for the interim period through September 30, 2015;

•                  Compared NI Bancshares’ recent operating results with those of certain other banks in the United States and the Midwest Region of the United States, as defined by SNL Financial, that have recently been acquired;

•                  Compared the pricing multiples for NI Bancshares in the merger to recent acquisitions of banks in the United States and the Midwest Region of the United States, as defined by SNL Financial, with similar characteristics to NI Bancshares;

•                  Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by NI Bancshares through the five-year period ending September 30, 2020;

•                  Reviewed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of NI Bancshares and First Midwest;

•                  Discussed certain matters regarding First Midwest’s regulatory standing, financial performance, and business prospects with First Midwest officers and representatives;

•                  Reviewed certain internal and publicly available information regarding First Midwest that Sheshunoff deemed relevant;

•                  Compared First Midwest’s recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region as defined by SNL financial that Sheshunoff deemed relevant;

•                  Reviewed available stock analyst research reports concerning First Midwest;

•                  Compared the historical stock price data and trading volume of First Midwest to certain relevant indices; and

•                  Performed such other analyses deemed appropriate.

For the purposes of the fairness opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by NI Bancshares in conjunction with the fairness opinion.  Sheshunoff assumed that any projections provided by or approved by NI Bancshares were reasonably prepared on a basis reflecting the best currently available estimates and judgments of NI Bancshares’ management.  Sheshunoff assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.  Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of NI Bancshares or First Midwest nor was Sheshunoff furnished with any such appraisal.  Sheshunoff assumed that any off-balance-sheet activities of NI Bancshares or First Midwest will not materially and adversely impact the future financial position or results of operations of First Midwest after the merger.  Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for NI Bancshares and First Midwest are, respectively, adequate to cover such losses.

Sheshunoff assumed that the merger agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set for in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on NI Bancshares or First Midwest and thereby on the results of its analyses.  Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of First Midwest after the completion of the merger.

The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff as of November 9, 2015.

In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses.  The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description.  Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data.  Sheshunoff did not attribute particular weight to any analysis or factor considered by it.  Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.  The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of NI Bancshares, First Midwest or the combined entity.

In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of NI Bancshares or First Midwest.  The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of NI Bancshares with respect to the value of NI Bancshares or First Midwest or to the fairness of the merger consideration.

The following is a summary of the analyses performed by Sheshunoff in connection with its opinion.  The discussion utilizes financial information concerning NI Bancshares and First Midwest as of September 30, 2015 that is believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Pursuant to the merger agreement dated November 12, 2015, First Midwest has agreed to exchange $71.0 million in cash and common stock for all of the outstanding shares of common stock and options of NI Bancshares.  The consideration will consist of approximately $15.3 million in cash and $55.7 million in common stock of First

Midwest.  The number of shares of First Midwest common stock to be issued was based upon the average of the prices of the First Midwest common stock on the fifteen consecutive NASDAQ Stock Market trading days on a volume weighted average basis ending on and including the trading day immediately preceding the date of the merger agreement, which equaled $18.2569 per share.  The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the merger agreement.  In the event that the 15-day average volume weighted price of First Midwest common stock has declined by more than 20% from the date of the agreement and First Midwest common stock underperforms the KBW Regional Banking index by more than 15% during the same time period, NI Bancshares can elect to terminate the merger agreement.  If NI Bancshares would exercise this right, First Midwest would have the option to cure or “top-up” the total consideration by increasing either the stock consideration or the cash consideration, or both.

NI Bancshares Discounted Cash Flow Analysis:  Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that NI Bancshares could produce on a stand-alone basis through September 30, 2020 under various circumstances, assuming that it performed in accordance with the projections provided by NI Bancshares’ management.

Sheshunoff estimated the terminal value for NI Bancshares at the end of September 30, 2020 by (1) multiplying the final period projected earnings by one plus the assumed annual long-term growth rate of the earnings of NI Bancshares of 4.0% (or 1.04) and (2) dividing this product by the difference between the required rates of return shown below and the assumed annual long-term growth rate of earnings of 4.0% in (1) above.  Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 12.0% to 14.0%.  The discount rate range was chosen to reflect different assumptions regarding the required rates of return of NI Bancshares and the inherent risk surrounding the underlying projections.  This discounted cash flow analysis indicated a range of values per share of $49.48 to $62.88 as shown in the table below compared to the estimated merger consideration of $65.86 per share.

	Discount Rate
	14.0%	13.0%	12.0%
Present value (in thousands)	$52,582	$59,256	$67,646
Present value (per share)	$49.48	$55.42	$62.88

Analysis of Selected Transactions:  Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to NI Bancshares.  Two sets of transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of selected transactions for banks and thrifts in the United States for which pricing data was available, with the following characteristics: total assets between $100 million and $2 billion that were announced since January 1, 2014, reporting a return on average assets between 0.0% and 0.50%, a non-performing assets to total assets ratio less than 3.5%, and a loan to deposit ratio less than 100%.  These comparable transactions consisted of 47 mergers and acquisitions of banks and thrifts with total assets ranging between $101.8 million and $1.74 billion that were announced between January 14, 2014 and October 23, 2015.  The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book(1) (x)	Price/ 8% Tg Book(1) (x)	Price/ LTM Earnings(2) (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	2.00	2.00	2.15	68.8	22.0	23.6	10.7
Minimum	0.58	0.87	0.83	2.8	3.9	2.6	(16.9)
Median	1.20	1.29	1.33	36.1	13.4	15.2	3.4
NI Bancshares	1.22	1.29	1.30	50.9	10.5	11.7	2.1

(1)	Tangible book value equals total book value minus the value of intangible assets.
(2)	LTM means last twelve months.

The median pricing multiples in the comparable transactions approximated or were lower than those in connection with the merger, except the median price to assets and price to deposits basis, which were slightly higher due primarily to NI Bancshares exhibiting lower capital levels compared to the median level of the target institutions of the comparable transactions.  The median premium to deposits in the comparable transactions was slightly higher than in the merger.

The second set of comparable transactions consisted of a group of selected transactions for banks and thrifts headquartered in the Midwest Region of the United States for which pricing data was available, with the following characteristics: total assets between $100 million and $2 billion that were announced since January 1, 2014, a return on average assets between 0.0% and 0.50%, non-performing assets to total assets ratio less than 3.5%, and a loan to deposit ratio less than 100%.  These comparable transactions consisted of seven mergers and acquisitions of banks and thrifts with total assets ranging between $101.8 million and $442.4 million that were announced between March 10, 2014 and July 28, 2015.  The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book(1) (x)	Price/ 8% Tg Book(1) (x)	Price/ LTM Earnings(2) (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.32	1.33	1.51	32.6	16.8	19.5	4.8
Minimum	0.90	0.90	0.97	23.2	3.9	2.6	(0.3)
Median	1.10	1.20	1.28	27.6	11.5	14.1	1.8
NI Bancshares	1.22	1.29	1.30	50.9	10.5	11.7	2.1

(1)	Tangible book value equals total book value minus the value of intangible assets.
(2)	LTM means last twelve months.

The median pricing multiples in the comparable transactions were lower than those in the merger, except the median price to assets and median price to deposits, which were slightly higher due primarily to NI Bancshares exhibiting lower capital levels compared to the median level of the target institutions of the comparable transactions.

Contribution Analysis:  Sheshunoff reviewed the relative contributions of NI Bancshares and First Midwest to the combined company based on regulatory data which has not been audited as of September 30, 2015 for NI Bancshares and First Midwest.  Sheshunoff compared the pro forma ownership interests (which excludes the cash component of the merger consideration) of NI Bancshares and First Midwest of 3.8% and 96.2%, respectively, to: (1) total assets of 6.4% and 93.6%, respectively; (2) total loans of 5.7% and 94.3%, respectively; (3) total deposits of 6.8% and 93.2%, respectively; (4) net-interest income of 5.8% and 94.2%, respectively; (5) non-interest income of 7.5% and 92.5%, respectively; (6) non-interest expenses of 8.2% and 91.8%, respectively; (7) September 30, 2015 LTM earnings of 1.7% and 98.3%, respectively; and (8) total tangible equity of 6.3% and 93.7%, respectively.  The contribution analysis shows that the ownership of NI Bancshares stockholders in the combined company is less than the contribution of the components listed (with the exception of earnings) due largely to the considerable lower level of earnings and the amount of cash consideration in the merger.  The contributions are shown in the following table.

	Assets ($000)%		Loans ($000)%		Deposits ($000)%
First Midwest	$9,935,046	93.6%	$6,874,480	94.3%	$8,296,450	93.2%
NI Bancshares	$678,688	6.4%	$415,591	5.7%	$605,800	6.8%
Combined Company	$10,613,734	100.0%	$7,290,071	100.0%	$8,902,250	100.0%

	LTM Net Interest Income ($000)%		LTM Non- Interest Income ($000)%		LTM Non- Interest Expenses ($000)%
First Midwest	$309,405	94.2%	$129,683	92.5%	$296,007	91.8%
NI Bancshares	$19,080	5.8%	$10,501	7.5%	$26,458	8.2%
Combined Company	$328,485	100.0%	$140,184	100.0%	$322,465	100.0%

	LTM Earnings ($000)%		Shares	%	Tg. Equity ($000)%
First Midwest	$79,491	98.3%	77,942,000	96.2%	$816,419	93.7%
NI Bancshares	$1,394	1.7%	3,052,610	3.8%	$55,010	6.3%
Combined Company	$80,885	100.0%	80,994,610	100.0%	$871,429	100.0%

Data as of September 30, 2015; LTM means last twelve months.

Note: Shares issued to NI Bancshares are slightly lower as a percentage than the contributed tangible capital amount due to the approximately $15.3 million of consideration that will be paid in cash, which is approximately 20% of the total consideration.

Pro Forma Financial Impact:  Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share, book value per share and tangible book value per share for the twelve-month periods ending March 31, 2017 and March 31, 2018 (assumes a March 31, 2016 closing date) based on the projections provided by NI Bancshares’ management for NI Bancshares on a stand-alone basis assuming pre-tax cost savings of $7.9 million phased in by March 31, 2018 (the end of the second year after completion of the merger).

The analysis indicated pro forma consolidated earnings per share accretion of $1.01 per share or 29.6% in year one and accretion of $0.92 per share or 22.3% in year two compared to estimated earnings per share for NI Bancshares on a stand-alone basis.  The earnings accretion is greatly affected by the cash consideration to be received, so for comparative purposes on the earnings per share comparison, the merger was treated as an all-stock transaction.  The implied book value (including the cash portion of the merger consideration) per share accretion in the merger was $2.80 per share or 4.8% in year one and the implied book value accretion was $2.00 per share or 3.2% in year two.  The analysis further indicated pro forma consolidated tangible book value (including the cash portion of the merger consideration) per share dilution of $6.55 per share or 11.9% in year one and dilution of $7.25 per share or 12.4% in year two compared to NI Bancshares’ tangible book value per share on a stand-alone basis.  The analysis indicated pro forma dividends per share accretion of $0.63 per share or 125.1% in year one and accretion of $0.71 per share or 142.4% in year two compared to estimated dividends per share for NI Bancshares on a stand-alone basis.  The analysis of whether the merger consideration is accretive or dilutive to NI Bancshares based on the above measures and the amounts of such accretion or dilution is sensitive to the composition of the merger consideration and the accounting assumptions to be made by First Midwest.

Comparable Company Analysis:  Sheshunoff compared the operating and market results of First Midwest to the results of other publicly traded banking companies.  The comparable publicly traded companies in the Midwest Region of the United States, as defined by SNL Financial, were selected primarily on the basis of location and total asset size.  First Midwest was compared to banks with total assets between $3 billion and $20 billion that were headquartered in the Midwest Region of the United States, as defined by SNL Financial.  The data for the following table is based on GAAP financial information as of September 30, 2015 provided by SNL Financial.  Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

	First Midwest	Peer Group Median
	(%)	(%)
Return on Average Assets	0.84	1.02
Return on Average Equity	7.23	9.00
Net Interest Margin	3.72	3.60
Efficiency Ratio	63.4	61.1
Tangible Equity to Tangible Asset Ratio	8.50	9.25
Total Capital Ratio	11.43	14.15
Ratio of Non-performing Assets to Total Assets	0.72	0.86
Ratio of Loan Loss Reserves to Loans	1.05	1.16

First Midwest’s performance as measured by its return on average assets and return on average equity was slightly lower than that of its peer group median level.  First Midwest’s net interest margin was stronger than its peers with its efficiency ratio being somewhat weaker than its peers.  First Midwest’s tangible capital level was slightly lower to its peers with its total capital ratio also being slightly below that of its peer group median.  First Midwest’s asset quality, as measured by its ratio of non-performing assets to total assets, was slightly stronger than the peer group median.  Its ratio of loan loss reserves to loans was slightly lower than the median peer group level.

Sheshunoff compared First Midwest’s trading results to its peers.  The results are summarized in the following table.  The data for the following table is based on publicly available GAAP financial information and market data as of September 30, 2015 provided by SNL Financial.

	First Midwest	Peer Group Median

Market Price as a Multiple of Stated Book Value	1.19x	1.32x
Market Price as a Multiple of Stated Tangible Book Value	1.68x	1.69x
Price as a Multiple of LTM Earnings	16.9x	15.5x
Market Price as a Percentage of Assets	13.8%	15.0%
Dividend Yield	2.05%	2.17%
Dividend Payout	33.7%	33.8%

First Midwest’s price-to-book multiples, as measured by its market price as a multiple of stated book value and its market price as a multiple of stated tangible book value, were slightly lower than the comparable peer group medians.  First Midwest’s price-to-earnings multiple, as shown by the price as a multiple of LTM earnings through September 30, 2015, was higher compared to its peers.  First Midwest’s market price to assets ratio was slightly lower than that of its peers.  First Midwest’s dividend yield and dividend payout ratio were both in-line with its peers as of September 30, 2015.

Sheshunoff compared selected stock market results of First Midwest to the KBW Nasdaq Regional Bank index and the SNL Midwest U.S. Bank index for all publicly traded banks over the past three-month, one year and three-year periods.  First Midwest common stock’s price generally performed below that of each index from approximately February 2013 to March of 2013 and again from approximately June 2013 to July 2013.  From July 2013 to January 2015, First Midwest’s stock price had generally been in-line with each index.  From February 2015 to November 2015, First Midwest’s stock price has generally performed better than the SNL Midwest U.S. Bank index and below that of the KBW Nasdaq Regional Bank index.

No company or transaction used in the comparable company and comparable transaction analysis is identical to NI Bancshares, First Midwest, or First Midwest as the surviving corporation in the merger.

Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of NI Bancshares and First Midwest and other factors that could affect the public trading value of the companies to which they are being compared.  Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

NI Bancshares and Sheshunoff have entered into an agreement relating to the services to be provided by Sheshunoff in connection with the merger. NI Bancshares paid Sheshunoff a cash fee of $15,000 upon execution of their engagement letter. NI Bancshares paid Sheshunoff a cash fee of $50,000 upon the issuance of the Sheshunoff fairness opinion and, upon the closing of the merger, has agreed to pay Sheshunoff a transaction fee in an amount equal to 0.95% of the aggregate consideration value thereof. Both the $15,000 and $50,000 cash fees are to be credited toward the transaction fee. NI Bancshares has also agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses, and to indemnify Sheshunoff against certain liabilities.  Sheshunoff has provided other services to NI Bancshares for which it has received compensation during the last two years, including with respect to the auction process for NI Bancshares conducted by Sheshunoff as described under “—Background of the Merger”.  These fees and compensation were not material to Sheshunoff’s overall business.  NI Bancshares also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.  Sheshunoff has no prior, existing or pending engagement with First Midwest.

The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective to the stockholders of NI Bancshares and does not constitute a recommendation to any NI Bancshares stockholder to vote in favor of the merger.  No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by NI Bancshares.

Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by First Midwest pursuant to the merger is fair to the stockholders of NI Bancshares, from a financial point of view.

Material Federal Income Tax Consequences of the Merger

The following discussion (including the limitations and qualifications set forth therein) is based on the opinion of Barack Ferrazzano received by NI Bancshares and the opinion of Chapman and Cutler received by First Midwest, in each case, in connection with the filing of the registration statement of which this document is a part.

This discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of NI Bancshares common stock.  The discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•            a citizen or resident of the United States;

•            a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•            a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•            an estate that is subject to United States federal income taxation on its income regardless of its source.

This discussion applies only to NI Bancshares stockholders that hold their NI Bancshares common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all aspects of United States federal taxation that may be relevant to a particular U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the United States federal income tax laws, including:

•            financial institutions;

•            investors in pass-through entities;

•            persons liable for the alternative minimum tax;

•            insurance companies;

•            tax-exempt organizations;

•            dealers in securities or currencies;

•            traders in securities that elect to use a mark to market method of accounting;

•            persons that hold NI Bancshares common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•            regulated investment companies;

•            real estate investment trusts;

•            persons whose “functional currency” is not the U.S. dollar;

•            persons who are not citizens or residents of the United States; and

•            stockholders who acquired their shares of NI Bancshares common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds NI Bancshares common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership.  Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control.  You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger.  Based upon the facts and representations contained in the representation letters received from NI Bancshares and First Midwest in connection with the filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, it is the opinion of Barack Ferrazzano and Chapman and Cutler, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and accordingly, the material United States federal income tax consequences will be as follows:

•            no gain or loss will be recognized by First Midwest or NI Bancshares as a result of the merger;

•            gain (but not loss) will be recognized by U.S. holders of NI Bancshares common stock who receive shares of First Midwest common stock and cash in exchange for shares of NI Bancshares common stock pursuant to the merger, in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the First Midwest common stock and cash received by a U.S. holder of NI Bancshares common stock exceeds such U.S. holder’s basis in its NI Bancshares common stock and (ii) the amount of cash received by such U.S. holder of NI Bancshares common stock (except with respect to any cash received instead of fractional share interests in First Midwest common stock, which is discussed below under “—Cash Received Instead of a Fractional Share.”);

•            the aggregate tax basis of the First Midwest common stock received by a U.S. holder of NI Bancshares common stock in the merger (including fractional shares of First Midwest common stock deemed received and redeemed as described below) will be the same as the aggregate tax basis of the NI Bancshares common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received instead of fractional share interests in First Midwest common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received instead of fractional share interests in First Midwest common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Possible Recharacterization of Gain as a Dividend”); and

•            the holding period of First Midwest common stock received in exchange for shares of NI Bancshares common stock (including fractional shares of First Midwest common stock deemed received and redeemed as described below) will include the holding period of the NI Bancshares common stock for which it is exchanged.

If a U.S. holder of NI Bancshares common stock acquired different blocks of NI Bancshares common stock at different times or at different prices, any gain will be determined separately with respect to each block of NI Bancshares common stock, and the cash and shares of First Midwest common stock received will be allocated pro rata to each such block of stock.

It is a condition to NI Bancshares’ obligation to complete the merger that NI Bancshares receives a written opinion of its counsel, Barack Ferrazzano, dated as of the closing date, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  It is a condition to First Midwest’s obligation to complete the merger that First Midwest receives an opinion of its counsel, Chapman and Cutler, dated as of the closing date, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, and on representation letters provided by First Midwest and NI Bancshares to be delivered at the time of the closing.  Those opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of First Midwest and NI Bancshares.  If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the merger, the United States federal income tax consequences of the merger could be adversely affected.

In addition, neither of the tax opinions given in connection with the merger or in connection with the filing of this registration statement will be binding on the Internal Revenue Service.  Neither First Midwest nor NI Bancshares intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger, and consequently, there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain.  Except as described under “—Possible Recharacterization of Gain as a Dividend” below, gain that U.S. holders of NI Bancshares common stock recognize in connection with the merger will constitute capital gain and will constitute long-term capital gain if, as of the closing date, the U.S. holder’s holding period for the relevant shares of NI Bancshares common stock is greater than one year.  Long-term capital gain of a non-corporate U.S. holder is generally subject to tax at preferential rates.

Possible Recharacterization of Gain as a Dividend.  All or part of the gain that a particular U.S. holder of NI Bancshares common stock recognizes could be treated as dividend income rather than capital gain if (i) such U.S. holder is a significant stockholder of First Midwest or (ii) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in First Midwest after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of First Midwest common stock rather than a combination of cash and shares of First Midwest common stock in the merger.  This could happen, for example, because of ownership of additional shares of First Midwest common stock by such holder, ownership of shares of First Midwest common stock by a person related to such holder or a share repurchase by First Midwest from other holders of First Midwest common stock.  The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment.  Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of NI Bancshares common stock, including the application of certain constructive ownership rules, holders of NI Bancshares common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Cash Received Instead of a Fractional Share.  A U.S. holder who receives cash instead of a fractional share of First Midwest common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share.  As a result, such U.S. holder will generally recognize gain or loss pursuant to the merger based on the difference between the amount of cash received instead of the fractional share of First Midwest common stock and the portion of the U.S. holder’s aggregate adjusted tax basis of the shares of NI Bancshares common stock exchanged in the merger that is allocable to the fractional share of First Midwest common stock.  Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of NI Bancshares common stock is more than one year at the effective time of the merger.  Long term capital gain is taxed at reduced rates for non-corporate holders. The deductibility of capital losses is subject to limitations.

Reporting Requirements.  A U.S. holder of NI Bancshares common stock receiving First Midwest common stock as a result of the merger is required to retain records pertaining to the merger.  Each U.S. holder of NI Bancshares common stock who is required to file a United States federal income tax return and who is a “significant holder” that receives First Midwest common stock in the merger will be required to file a statement with such United States federal income tax return setting forth such holder’s basis in the NI Bancshares common stock surrendered and the fair market value of the First Midwest common stock and cash received in the merger.  A “significant holder” is a holder of NI Bancshares common stock, who, immediately before the merger, owned at least 5% of the total combined voting power or value of the outstanding stock of NI Bancshares.

Backup Withholding and Information Reporting.  Payments of cash to a U.S. holder of NI Bancshares common stock may, under certain circumstances, be subject to information reporting and backup withholding unless the U.S. holder provides proof of an applicable exemption satisfactory to First Midwest and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules.  Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Medicare Tax on Unearned Income.  A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status).  A similar regime applies to estates and trusts.  Net investment income generally would include any capital gain incurred in connection with the merger.

Accounting Treatment

First Midwest will account for the merger as a purchase by First Midwest of NI Bancshares under GAAP.  Under the purchase method of accounting, the total consideration paid in connection with the merger is allocated among NI Bancshares’ assets, liabilities and identified intangibles based on the fair values of the assets acquired, the liabilities assumed and the identified intangibles.  The difference between the total consideration paid in connection with the merger and the fair values of the assets acquired, the liabilities assumed and the identified intangibles, if any, is allocated to goodwill.  The results of operations of NI Bancshares will be included in First Midwest’s results of operations from the date of acquisition.

Interests of Certain Persons in the Merger

General

Members of the board of directors and executive officers of NI Bancshares and NB&T may have interests in the merger that are different from, or are in addition to, the interests of NI Bancshares stockholders generally.  The NI Bancshares board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and determining to recommend to NI Bancshares stockholders to vote for adoption of the merger agreement.

Stock Ownership

As of  January 11, 2016, NI Bancshares directors and executive officers owned, in the aggregate, 173,881 shares of NI Bancshares common stock, representing approximately 16% of the outstanding shares of common stock. See “Security Ownership of NI Bancshares Directors, Named Executive Officers and Certain Beneficial Owners” on page 75 for more information.

Employment Agreement and Change in Control Severance Plan

NI Bancshares and its CEO, Mr. Cullen, are parties to an employment agreement that provides for certain severance benefits in the event Mr. Cullen’s employment is terminated by NI Bancshares without cause or by Mr. Cullen for good reason within 12 months following a change in control.  Good reason includes a material breach of the agreement by NI Bancshares or a material adverse change in the nature, scope or status of the CEO’s position or authorities or a material reduction in compensation.  In the event of a qualifying termination, Mr. Cullen would be entitled to 1.5 times the sum of his base salary and average annual bonus over the prior three years, provided that if such a termination is in connection with a change in control, the severance payment is three times such sum. The merger will constitute a change in control under the employment agreement.  As a result, if Mr. Cullen has a qualifying termination under his employment agreement upon a change in control in 2016, he would be entitled to a severance payment equal to approximately $1.1 million, subject to reduction for compliance with Code section 280G, based on three times the sum of his current salary plus his average bonus for the preceding three years.  In addition, he would be entitled to company paid insurance coverage for 18 months.  Mr. Cullen would be subject to non-competition and non-solicitation restrictions for 18 months following termination of employment for any reason.  Additionally, upon the occurrence of a change in control, Mr. Cullen would become vested in the unvested portion of company contributions to his deferred compensation account worth approximately $60,000.

In connection with the execution of the merger agreement, First Midwest and Mr. Cullen entered into a letter agreement outlining Mr. Cullen’s proposed employment by First Midwest Bank as its Regional President of DeKalb County and his compensation arrangements, including entry into a new employment agreement with First Midwest, that will become effective immediately following the closing of the merger.  The letter agreement provides for the termination of his existing employment agreement with NI Bancshares as described above (other than the post-employment restrictions) and of his participation in the CIC Severance Plan, described below, following the merger. In addition, the letter agreement sets forth the general terms and conditions of his employment following the merger.

The proposed compensation arrangements for Mr. Cullen as an employee of First Midwest include an initial base salary, participation in First Midwest’s customary short-term cash incentive compensation and long-term equity incentive compensation programs, as well as participation in other customary employee benefits for employees at Mr. Cullen’s level.  Mr. Cullen’s initial total annual compensation as an employee of First Midwest will be approximately the same as that currently in effect for Mr. Cullen as an employee of NI Bancshares, assuming his cash and equity incentive compensation awards granted to him by NI Bancshares for 2015 and to be granted to him upon his employment by First Midwest for 2016 ultimately are earned at target levels.

In recognition of the cancellation of Mr. Cullen’s existing employment agreement with NI Bancshares, continuation of the post-employment restrictions contained therein and as a retention incentive, the new employment agreement with First Midwest will provide for a cash payment to Mr. Cullen by First Midwest of $447,516 following the merger and for a restricted stock award by First Midwest having a grant date value of $447,516 and a vesting period of three years.  Such aggregate amount is approximately 80% of the severance benefit Mr. Cullen would have been entitled to receive upon a qualifying termination in connection with the merger under the terms of his existing employment agreement with NI Bancshares.

NI Bancshares also maintains the CIC Severance Plan covering certain executive officers.  Under the CIC Severance Plan, if following a change in control, one of the covered officers is terminated without cause, or resigns for good reason, he or she will be entitled to payments ranging from 12 to 18 months of salary plus COBRA insurance continuation for 12 to 18 months with the officer responsible for the same level of payments as active employees. Following such a termination, the covered officer will be subject to non-competition and non-solicitation restrictions for 12 to 18 months, corresponding to the length of severance benefits.  First Midwest has agreed to honor the obligations of NI Bancshares under the CIC Severance Plan after the effective time of the merger. In the event of a qualifying termination in connection with the merger, NI Bancshares’ executive officers David McCoy—Chief Financial Officer, Charles Kaiser—Senior Vice President Business Banking, Roger VanBuren—Senior Vice President Wealth Management, and Bradley Brown—Senior Vice President Consumer Banking would be entitled to cash payments of $305,395, $236,048, $230,250 and $228,900, respectively, in addition to COBRA insurance continuation.

In connection with the execution of the merger agreement, Roger VanBuren, Bradley Brown, and four other non-executive officers entered into letter agreements with First Midwest setting forth the terms and conditions of employment with First Midwest Bank following the merger and for the waiver of benefits under the CIC Severance Plan.  As such, following the merger and employment with First Midwest, Mr. VanBuren and Mr. Brown will not be entitled to any cash termination payments under the CIC Severance Plan described above.  The terms and conditions of the letter agreements include base salaries based on the current base salary or the applicable First Midwest salary grade, and for participation in short-term and long-term incentive programs. In addition, in consideration for waiving participation in the CIC Severance Plan, the letter agreements provide for payment of a signing bonus following the merger. The signing bonuses fall within the range of $25,000 to $50,000.

Stock Options and Restricted Stock Awards

To the extent a director or officer holds unvested restricted stock awards, upon completion of the merger, such awards will become fully earned and vested per the terms of the NI Bancshares Stock Plans and the shares of NI Bancshares common stock subject to such awards will be converted to cash and First Midwest common stock as discussed in the “The Merger—Merger Consideration” on page 44.  To the extent a director or officer holds outstanding stock options, upon completion of the merger, such options, whether vested or unvested, will be cancelled and terminated in exchange for the right to receive cash, without any interest and subject to any required withholding tax, in an amount equal to the merger consideration value per share, as defined in the merger agreement, minus the applicable exercise price of such outstanding stock option, multiplied by the number of shares of NI Bancshares common stock covered by such outstanding stock option as discussed in the “The Merger—Merger Consideration” on page 44.  As of the date of the merger agreement, directors and executive officers, as a group, held unvested restricted stock awards with respect to 4,607 shares of NI Bancshares common stock and 42,166 vested stock options.

Indemnification and Insurance

The merger agreement provides that, upon completion of the merger, First Midwest will indemnify, defend and hold harmless the directors and officers of NI Bancshares and NB&T (when acting in such capacity) against all costs and liabilities arising out of actions or omissions occurring at or before the completion of the merger, in accordance with NI Bancshares’ restated certificate of incorporation and amended and restated bylaws to the extent permitted by law.

The merger agreement also provides that for a period of six years after the merger is completed, First Midwest will maintain directors’ and officers’ liability insurance that provides at least the same coverage and amounts, and contains terms and conditions no less advantageous, as that coverage currently provided by NI Bancshares, provided that the total premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the merger agreement.

THE MERGER AGREEMENT

The following discussion describes the material provisions of the merger agreement.  We urge you to read the merger agreement, which is attached as Appendix A and incorporated by reference in this proxy statement/prospectus, carefully and in its entirety.  The description of the merger agreement in this proxy statement/prospectus has been included to provide you with information regarding its terms.  The merger agreement contains representations and warranties made by and to the parties thereto as of specific dates.  The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract.  In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

Structure

Subject to the terms and conditions of the merger agreement, at the completion of the merger, NI Bancshares will merge with and into First Midwest, with First Midwest as the surviving corporation.  As a result, the separate existence of NI Bancshares will terminate.  After the merger at a time yet to be determined, First Midwest will cause NB&T, the wholly owned bank subsidiary of NI Bancshares, to merge with and into First Midwest Bank, the wholly owned bank subsidiary of First Midwest.  First Midwest Bank will be the surviving bank and will continue its corporate existence as a commercial bank organized under the laws of the State of Illinois.

Merger Consideration

In connection with the merger, NI Bancshares stockholders will receive for each share of NI Bancshares common stock they hold immediately prior to the completion of the merger 2.8858 fully paid and non-assessable shares of First Midwest common stock, plus $13.17 in cash (without interest thereon).  Upon completion of the merger, each outstanding stock option to purchase NI Bancshares common stock will be cancelled and terminated in exchange for the right to receive cash, without any interest and subject to any required withholding tax, in an amount equal to the merger consideration value per share, as defined in the merger agreement, minus the applicable exercise price of such outstanding stock option, multiplied by the number of shares of NI Bancshares common stock covered by such outstanding stock option.  Any out-of-the money stock options granted by NI Bancshares will be cancelled and no consideration will be provided.  An out-of-the-money stock option is an outstanding stock option for which the exercise price per share is greater than or equal to the merger consideration value per share described above.  The merger consideration value per share means the sum of (i) the product of (a) 2.8858 multiplied by (b) the price of First Midwest common stock on the trading day immediately prior to the effective time of the merger as provided in the merger agreement, plus (ii) $13.17. Upon completion of the merger, each outstanding restricted stock award (vested or unvested) will be converted into and constitute the right to receive the same merger consideration as all other holders of NI Bancshares common stock.

However, if certain environmental conditions and/or title defects exist with respect to NI Bancshares real property and the cost to remediate and/or cure such conditions or defects is greater than $150,000, the cash received by (b) the holders of NI Bancshares common stock in connection with the merger will be reduced by such cost up to an aggregate amount of $1,000,000.  If such cost exceeds $1,000,000, First Midwest may terminate the merger agreement or reduce the cash component of the consideration by $1,000,000 and, subject to the satisfaction of all other conditions, proceed to the closing of the merger.

The merger consideration may be subject to adjustment if certain termination provisions, based on the market price of First Midwest common stock, are triggered and NI Bancshares’ board of directors elects to terminate the merger agreement. NI Bancshares will have a right to terminate the merger agreement if the volume weighted average price of First Midwest common stock during a specified period before the effective time of the merger both (i) is less than $14.6055 per share and (ii) underperforms a specified index of financial institution stocks during such period by more than 15%. However, if NI Bancshares elects to terminate the merger agreement under these circumstances,

First Midwest may, but is not obligated to, elect to increase the exchange ratio or the amount of cash to be received per share of NI Bancshares common stock as provided in the merger agreement.  If this election is made, NI Bancshares may not terminate the merger agreement under these circumstances.  The exchange ratio is also subject to adjustment if First Midwest changes the number or kind of shares of its common stock outstanding by way of stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction.

Conversion of Shares; Exchange of Certificates; Fractional Shares

Conversion.  The conversion of NI Bancshares common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger.

Exchange Procedures.  Prior to the completion of the merger, First Midwest will deposit with its transfer agent or with a depository or trust institution of recognized standing selected by it and reasonably satisfactory to NI Bancshares, which we refer to as the “exchange agent,” (1) certificates or, at First Midwest’s option, evidence of shares in book-entry form, representing the shares of First Midwest common stock to be issued under the merger agreement and (2) cash payable as part of the merger consideration and instead of any fractional shares of First Midwest common stock to be issued under the merger agreement.  As promptly as reasonably practicable after the effective time of the merger, the exchange agent will provide you with instructions in order to exchange your certificates representing shares of NI Bancshares common stock for the merger consideration to be received in the merger pursuant to the terms of the merger agreement.  No interest will accrue or be paid with respect to any property to be delivered upon surrender of NI Bancshares stock certificates.

If any First Midwest stock certificate is to be issued, or cash payment made, in a name other than that in which the NI Bancshares stock certificate surrendered in exchange for the merger consideration is registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new First Midwest certificate or the payment of the cash consideration in a name other than that of the registered holder of the NI Bancshares stock certificate surrendered, or must establish to the satisfaction of First Midwest and the exchange agent that any such taxes have been paid or are not applicable.

Dividends and Distributions.  Until your NI Bancshares common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to First Midwest common stock into which shares of NI Bancshares common stock may have been converted will accrue but will not be paid.  When such certificates have been duly surrendered, First Midwest will pay any unpaid dividends or other distributions, without interest.  After the effective time, there will be no transfers on the stock transfer books of NI Bancshares of any shares of NI Bancshares stock.  If certificates representing shares of NI Bancshares stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of NI Bancshares common stock represented by that certificate have been converted.

Withholding.  The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any NI Bancshares stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law.  If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

No Fractional Shares Will Be Issued.  First Midwest will not issue fractional shares of First Midwest common stock in the merger.  There will be no dividends or voting rights with respect to any fractional shares of common stock.  Instead of fractional shares of First Midwest common stock, NI Bancshares stockholders will receive a check for any fractional shares based on the price of First Midwest common stock on the trading date immediately preceding the effective time of the merger.

Lost, Stolen or Destroyed NI Bancshares Common Stock Certificates.  If you have lost a certificate representing NI Bancshares common stock, or it has been stolen or destroyed, First Midwest will issue to you the common stock or cash payable under the merger agreement if you submit an affidavit of that fact and, if requested by First Midwest, if you post bond in a customary amount as indemnity against any claim that may be made against First Midwest about ownership of the lost, stolen or destroyed certificate.

For a description of First Midwest common stock and a description of the differences between the rights of NI Bancshares stockholders and First Midwest stockholders, see “Description of First Midwest Capital Stock” and “Comparison of Stockholder Rights.”

Effective Time

We plan to complete the merger on a business day designated by First Midwest that is within 30 days after the satisfaction or waiver of the last remaining conditions to the merger, other than those routine conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions.  The time the merger is completed is the effective time of the merger.  See “—Conditions to Completion of the Merger.”

We anticipate that we will complete the merger during the first quarter of 2016.  However, completion could be delayed if there is a delay in obtaining the necessary regulatory approvals or for other reasons.  There can be no assurances as to if or when these approvals will be obtained or as to whether or when the merger will be completed.  If we do not complete the merger by November 12, 2016 either party may terminate the merger agreement without penalty unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations under the merger agreement.  See “—Conditions to Completion of the Merger” and “—Regulatory Approvals Required for the Merger.”

Representations and Warranties

The merger agreement contains representations and warranties of First Midwest and NI Bancshares, to each other, as to, among other things:

•            the corporate organization and existence of each party and its subsidiaries and the valid ownership of its significant subsidiaries;

•            the capitalization of each party;

•           the authority of each party and its subsidiaries to enter into the merger agreement (and any other agreement contemplated thereby) and the enforceability of the merger agreement against each party;

•           the fact that the merger agreement does not violate or breach the certificate of incorporation and by-laws of each party, applicable law, and agreements, instruments or obligations of each party;

•            governmental approvals;

•            regulatory investigations and orders;

•            each party’s financial statements and filings with applicable regulatory authorities;

•            the absence of material changes in each party’s business since December 31, 2014;

•            the absence of litigation;

•            each party’s compliance with applicable law;

•            sufficiency of each party’s internal controls; and

•            each party’s relationships with financial advisors.

In addition, the merger agreement contains representations and warranties of NI Bancshares to First Midwest as to, among other things:

•            the absence of undisclosed obligations or liabilities;

•            the validity of, and the absence of material defaults under its material contracts;

•            the inapplicability to the merger and voting agreements and the transactions contemplated thereby of state anti-takeover laws and certain provisions of NI Bancshares’ certificate of incorporation;

•            title and interest in property;

•            accuracy of books and records;

•            intellectual property;

•            its trust business;

•            material interests of officers and directors or their associates;

•            adequacy of insurance coverage;

•            enforceability and validity of extensions of credit and interest rate risk management instruments;

•            its employment contracts;

•            labor matters;

•            environmental matters;

•            the filing and accuracy of tax returns, and the tax treatment of the merger;

•            employee benefit plans and related matters;

•            sufficiency of its assets to conduct its business; and

•            its mortgage banking activities.

Conduct of Business Pending the Merger

NI Bancshares has agreed that, except as expressly contemplated by the merger agreement or as disclosed in writing prior to the signing of the merger agreement, it will not, and will not agree to, without First Midwest’s consent:

•            conduct its business other than in the ordinary and usual course;

•            fail to use commercially reasonable efforts to preserve intact its business organizations, assets and other rights, and its existing relations with customers and other parties;

•            enter into any new line of business, materially change its banking and operating policies, except as required by law or policies imposed by regulatory authorities or close, sell, consolidate or relocate or materially alter any of its branches;

•            offer promotional pricing with respect to any product or service other than in the ordinary course of business and on commercially reasonable terms;

•            book certain “brokered deposits”;

•            purchase securities other than short-term securities issued by the U.S. or certain U.S. government agencies;

•            make any capital expenditures in excess of specified amounts;

•            terminate, enter into, amend, modify or renew any material contract;

•            make, renew, amend, extend the term of, extend the maturity of or grant the forbearance of any extension of credit involving a total credit relationship in excess of $1,000,000 or other than in compliance with existing credit policies and procedures;

•            make, change or revoke any material tax election, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, or surrender any right to claim a material refund of taxes;

•            settle any action, suit, claim or proceeding against it, other than in the ordinary course of business in an amount not in excess of $50,000 and that would not impose any material restriction on NI Bancshares’ or its subsidiaries’ business;

•            adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any of its own stock;

•           make, declare or pay any dividend or distribution on any shares of its stock, except for cash dividends from NB&T to NI Bancshares to cover operating expenses and NI Bancshares’ regular $0.25 semi-annual dividend in the ordinary course of business consistent with the merger agreement;

•            permit any additional shares of stock to become subject to new grants of rights to acquire stock;

•            except for the issuance of common stock pursuant to already outstanding stock options, issue, sell or dispose of or encumber, or authorize or propose the creation of, any additional shares of capital stock;

•            sell, transfer, mortgage, encumber or otherwise dispose of any loans, securities, assets, deposits, business or properties, except in a nonmaterial transaction in the ordinary course of business;

•            acquire the loans, securities, real property, vehicles, other assets, business, deposits or properties of any other entity except in various specified transactions in the ordinary course of business;

•            communicate with its, officers or employees regarding compensation or benefits matters affected by the transaction except as permitted by the merger agreement;

•            knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the merger not being satisfied in a timely manner, or any action that is reasonably likely to materially impair its ability to perform its obligations under the merger agreement or to complete the transactions contemplated thereby, except as required by applicable law;

•            amend its certificate of incorporation or by-laws;

•            change its accounting principles, practices or methods, except as required by GAAP;

•            engage in or conduct any building, demolition, remodeling or material modifications or alterations to any of its business premises unless required by applicable law or to comply with the merger agreement, or fail to maintain its business premises or other assets in substantially the same condition;

•            acquire or otherwise become the owner of any real property by way of foreclosure or in satisfaction of a debt previously contracted without first consulting First Midwest;

•            terminate, enter into, amend, modify or renew any employment agreements or grant salary increases or employee benefit increases except as required by applicable law, to satisfy previously existing and disclosed contractual obligations, or for certain changes that are in the ordinary course of business (including annual profit sharing contributions or wage increases), or increase the compensation of any director except to pay bonuses in the ordinary course of business, grant annual salary or wage increases or pay certain stay bonuses for certain employees; or

•            terminate, enter into, establish, adopt or amend any employee benefit plans, except as contemplated by the merger agreement, as required by applicable law, to satisfy previously existing and disclosed contractual obligations or to make a discretionary employee profit sharing contribution to the NB&T Profit Sharing Plan in the ordinary course of business consistent with the merger agreement.

Acquisition Proposals by Third Parties

NI Bancshares has agreed that it will not solicit or encourage inquiries or proposals with respect to any other acquisition proposal.  NI Bancshares has also agreed that it will not engage in any negotiations concerning any other acquisition proposal, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to any other acquisition proposal.

However, if NI Bancshares receives an unsolicited bona fide acquisition proposal and NI Bancshares’ board of directors concludes in good faith (after consultation with its financial and legal advisors) that it constitutes a superior proposal, NI Bancshares may furnish nonpublic information and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (and based on the advice of its financial and legal advisors) that failure to take those actions would be inconsistent with its fiduciary duties under applicable law.  Before providing any nonpublic information, NI Bancshares must enter into a confidentiality agreement with the third party no less favorable to it than the confidentiality agreement with First Midwest.  While NI Bancshares has the right to enter into negotiations regarding a superior proposal under the foregoing circumstances, the merger agreement does not allow NI Bancshares to terminate the merger agreement solely because it has received a superior proposal, entered into such negotiations or decided to accept such offer.

For purposes of the merger agreement, the terms “acquisition proposal” and “superior proposal” have the following meanings:

•                  The term “acquisition proposal” means, other than the transactions contemplated by the merger agreement:

•                  a tender or exchange offer to acquire more than 15% of the voting power in NI Bancshares or its significant subsidiaries;

•                  a proposal for a merger, consolidation or other business combination involving NI Bancshares or its significant subsidiaries; or

•                  any other proposal to acquire more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, NI Bancshares or its significant subsidiaries.

•                  The term “superior proposal” means a bona fide written acquisition proposal (with the references to 15% deemed references to 50%) that NI Bancshares’ board of directors concludes in good faith to be more favorable from a financial point of view to its stockholders than the First Midwest merger after:

•                  receiving the advice of Sheshunoff, its financial advisor;

•                  taking into account the likelihood of completion of the proposed transaction (as compared to, and with due regard for, the terms of the merger agreement); and

•                  taking into account legal, financial, regulatory and other aspects of such proposal.

NI Bancshares has agreed to cease immediately any activities, negotiations or discussions conducted before the date of the merger agreement with any other persons with respect to acquisition proposals and to use commercially reasonable efforts to enforce any confidentiality or similar agreement relating to such acquisition proposals.  NI Bancshares has also agreed to notify First Midwest within 1 business day of receiving any acquisition proposal and the substance of the proposal.

In addition, NI Bancshares has agreed to use its reasonable best efforts to obtain from its stockholders approval of the merger agreement and the transactions contemplated thereby, including the merger.  However, if NI Bancshares’ board of directors (after consultation with, and based on the advice of, counsel) determines in good faith that, because of an acquisition proposal that NI Bancshares’ board of directors concludes in good faith constitutes a superior proposal, to continue to recommend such items to its stockholders would result in a violation of its fiduciary duties under applicable law, it may submit such items without recommendation and communicate the basis for its lack of recommendation to its stockholders.  NI Bancshares agreed that before taking such action with respect to an acquisition proposal, it will give First Midwest at least 10 business days to respond to the proposal and will consider any amendment or modification to the merger agreement proposed by First Midwest.

Under certain circumstances, including if the merger agreement is terminated in the event NI Bancshares breaches certain obligations described above, NI Bancshares must pay First Midwest a fee equal to $2,800,000 .  See “—Termination of the Merger Agreement.”

Other Agreements

In addition to the agreements we have described above, we have also agreed in the merger agreement to take several other actions, such as:

•                  we agreed to use commercially reasonable efforts to complete the merger and the other transactions contemplated by the merger agreement;

•                  we agreed that First Midwest and NI Bancshares will give notice to the other party of any fact, event or circumstance that is reasonably likely to result in any material adverse effect, as defined in the merger agreement, or that would constitute a material breach of any of its representations, warranties, covenants or agreements in the merger agreement;

•                  we agreed that First Midwest and NI Bancshares will supplement their respective representations and warranties in the merger agreement with respect to any matter which would render any such representations and warranties inaccurate or incomplete in any material respect.

•                  we agreed that NI Bancshares will convene a special meeting of its stockholders within 45 days from the date the registration statement becomes effective to consider and vote on the merger agreement and the transactions contemplated thereby, including the merger;

•                  we agreed that First Midwest will use its commercially reasonable efforts to cause the shares of First Midwest common stock to be issued in the merger to be approved for listing on the NASDAQ Stock Market (subject to official notice of issuance) as promptly as practicable, and in any event before the effective time of the merger and that NI Bancshares will take all action necessary to cause the termination or delisting of its common stock on any over-the-counter market;

•                  we agreed that, subject to applicable law, First Midwest and NI Bancshares will cooperate with each other and to prepare promptly and file all necessary documentation to obtain all required permits, consents, approvals and authorizations of third parties and governmental entities, including this proxy statement/prospectus and the registration statement for the First Midwest common stock to be issued in the merger of which this proxy statement/prospectus is a part;

•                  we agreed that NI Bancshares will provide First Midwest, and First Midwest’s officers, employees, counsel, accountants and other authorized representatives, access during normal business hours throughout the period prior to the effective time of the merger to the books, records, properties, personnel and other information of NI Bancshares as First Midwest may reasonably request;

•                  we agreed that NI Bancshares will provide First Midwest with copies of documents filed by NI Bancshares pursuant to the requirements of federal or state banking or securities laws and all other information concerning the business, properties and personnel of NI Bancshares as First Midwest may reasonably request, including providing First Midwest with final biweekly general ledger reports for the biweekly period beginning with December 1, 2015 and until the effective time of the merger;

•                  we agreed to cooperate on stockholder and employee communications and press releases;

•                  we agreed that NI Bancshares will not take any actions that would cause the transactions contemplated by the merger agreement to be subject to any takeover laws or certain provisions of NI Bancshares’ certificate of incorporation;

•                  we agreed to keep any nonpublic information confidential;

•                  we agreed that NI Bancshares will take all action necessary to terminate the NB&T Profit Sharing Plan prior to the closing of the merger and to terminate NI Bancshares Deferred Compensation Plan within 30 days prior to the effective time of the merger;

•                  we agreed that NI Bancshares will terminate its general severance policy prior to the effective time of the merger and that certain employees of NI Bancshares and NB&T will be entitled to receive certain severance benefits as provided in the merger agreement if they incur a qualifying involuntary termination of employment after the effective time of the merger;

•                  we agreed that First Midwest will cause each employee benefit plan of First Midwest in which NI Bancshares employees are eligible to participate to take into account, for purposes of eligibility and vesting (and not for benefit accrual) thereunder, the service of such employees with NI Bancshares as if such service were with First Midwest, to the same extent that such service was credited under a comparable plan of NI Bancshares, and, with respect to welfare benefit plans of First Midwest in which employees of NI Bancshares are eligible to participate, First Midwest agreed to waive any preexisting conditions, waiting periods and actively at work requirements under such plans;

•                  we agreed that for purposes of each First Midwest health plan, First Midwest shall cause any eligible expenses incurred by employees of NI Bancshares and their covered dependents during the portion of the plan year of the comparable plan of NI Bancshares ending on the date such employee’s participation in the corresponding First Midwest plan begins to be taken into account under such First Midwest plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year of the First Midwest plan;

•                  we agreed that NI Bancshares will order and deliver or cause to be delivered to First Midwest title commitments, surveys and title documents for certain real property owned by NI Bancshares or its subsidiaries in order to determine, as provided in the merger agreement, whether there are any defects to the title of such real property;

•                  we agreed that First Midwest will be permitted to perform certain environmental examinations after the execution of the merger agreement to real property owned or leased by NI Bancshares or its subsidiaries in order to determine, as provided in the merger agreement, whether certain environmental conditions exist on such real property;

•                  we agreed that if environmental conditions and/or title defects exist with respect to real property owned by NI Bancshares and its subsidiaries, and the cost to remediate such conditions and cure such defects is greater than $150,000 in the aggregate, the cash received by the holders of NI Bancshares common stock in connection with the merger will be reduced by such cost up to an aggregate amount of $1,000,000, or on a per share basis by dividing such amount by the fully diluted number of outstanding shares as provided in the merger agreement.  If such cost exceeds $1,000,000, First Midwest may terminate the merger agreement or reduce the cash component of the consideration by $1,000,000 and, subject to the satisfaction of all other conditions, proceed to the closing of the merger;

•                  we agreed that First Midwest will make a $250,000 donation to the First Midwest Charitable Foundation to provide a pool of funds to be used within the trade areas in which NI Bancshares operates;

•                  we agreed First Midwest would honor its obligations under certain letter agreements related to post-merger employment entered into with executive officers of NI Bancshares and NB&T and honor the obligations of NI Bancshares and NB&T under the NI Bancshares Executive Change in Control Severance Plan as applicable to officers who did not enter into letter agreements with First Midwest.  See “The Merger—Interests of Certain Persons in the Merger”;

•                  we agreed that, upon completion of the merger, First Midwest will indemnify, defend and hold harmless the directors and officers of NI Bancshares and NB&T (when acting in such capacity) against all costs and liabilities arising out of actions or omissions occurring at or before the completion of the merger, in accordance with First Midwest’s restated certificate of incorporation and amended and restated by-laws to the extent permitted by law;

•                  we agreed that, for a period of six years after the effective time of the merger, First Midwest will maintain NI Bancshares’ existing director’s and officer’s liability insurance if the total premium therefor  is not in excess of 200% of the last annual premium paid prior to the date of the merger agreement.  See “The Merger—Interests of Certain Persons in the Merger”; and

•                  we agreed to use our commercially reasonable efforts to plan, execute and complete the conversion of the processing, computing, payment and other operating systems of NB&T to those of First Midwest Bank by the closing of the merger, or at such later time as First Midwest may determine, provided that such conversion shall not become effective prior to the closing of the merger.

Conditions to Completion of the Merger

The obligations of First Midwest and NI Bancshares to complete the merger are subject to the satisfaction or waiver of the following conditions:

•                  the merger agreement and the merger must be approved by the requisite vote of holders of NI Bancshares common stock;

•                  the required regulatory approvals must be obtained without any conditions that could have a material adverse effect on First Midwest or materially restrict First Midwest or any of its subsidiaries in connection with the transactions contemplated by the merger agreement or with respect to the business or operations of First Midwest or any of its subsidiaries, and any waiting periods required by law must expire;

•                  the First Midwest common stock that is to be issued in the merger must be approved for listing on the NASDAQ Stock Market and the registration statement filed with the SEC, of which this proxy statement/prospectus is a part, must be effective; and

•                  there must be no government action or other legal restraint or prohibition preventing completion of the merger or the other transactions contemplated by the merger agreement.

The obligation of NI Bancshares to complete the merger is subject to the satisfaction or waiver of the following conditions:

•                  the representations and warranties of First Midwest contained in the merger agreement must be true and correct in all material respects (except for representations and warranties qualified by the words “material” or “material adverse effect”, which are required to be true in all respects) and First Midwest must have performed all obligations and complied with all agreements and covenants required to be performed by it under the merger agreement in all material respects; and

•                  receipt of a legal opinion from Barack Ferrazzano, dated as of the date the merger is completed, that, on the basis of facts, representations and assumptions set forth in the opinion, the merger will be treated as a tax-free reorganization under federal tax laws.

In addition, the obligation of First Midwest to complete the merger is subject to the satisfaction or waiver of the following conditions:

•                  the representations and warranties of NI Bancshares contained in the merger agreement must be true and correct in all material respects (except for representations and warranties qualified by the words “material” or “material adverse effect” and certain representations and warranties regarding the capitalization of NI Bancshares, which are required to be true in all respects) and NI Bancshares must have performed all obligations and shall have complied with all agreements and covenants required to be performed by it under the merger agreement in all material respects;

•                  receipt of a legal opinion from Chapman and Cutler, dated as of the date the merger is completed, that, on the basis of facts, representations and assumptions set forth in the opinion, the merger will be treated as a tax-free reorganization under federal tax laws;

•                  receipt of a legal opinion from Barack Ferrazzano as to certain corporate matters, including NI Bancshares’ due incorporation and legal standing, the legal status of NI Bancshares’ capital stock and the due authorization and execution of the merger agreement.

•                  the number of dissenting shares shall not exceed 5% of the outstanding shares of NI Bancshares common stock;

•                  NI Bancshares shall have obtained all required third party consents, as defined in the merger agreement and shall deliver to First Midwest an officers certificate to that effect;

•                  NI Bancshares’ closing tangible equity, as defined in the merger agreement, must be greater than or equal to $53,000,000;

•                  NB&T’s loan loss reserve must be greater than or equal to 0.90% of NB&T’s extensions of credit;

•                  NI Bancshares’ consolidated total loans (excluding loans held for sale) must be greater than or equal to $350,000,000;

•                  the environmental and title review process of NI Bancshares’ real property set forth in the merger agreement shall be completed in accordance with the provisions of the merger agreement;

•                  the receipt by First Midwest of the resignations, effective as of the effective time of the merger, of each director and officer of NI Bancshares and each director and executive officer of NB&T;

•                  the receipt by First Midwest of a certificate by NI Bancshares stating that it and NB&T are not and have not been United States real property holding corporations;

•                  the receipt by First Midwest of a certificate by NI Bancshares stating a material adverse effect, as defined in the merger agreement, has not occurred to NI Bancshares since the date the merger agreement was executed; and

•                  the 10-day average balance of NB&T’s consolidated deposits must be no less than $515,000,000 for the 10-day period ending on the day immediately prior to the closing date.

No assurance can be provided as to whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.  As discussed below, if the merger is not completed on or before November 12, 2016, either First Midwest or NI Bancshares may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to comply with any of the provisions of the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated by either First Midwest or NI Bancshares at any time before or after the merger agreement and the transactions contemplated thereby are approved by NI Bancshares stockholders:

•                  by our mutual consent;

•                  if any governmental entity that must grant a regulatory approval has denied approval of the merger, bank merger or the other transactions contemplated thereby by final and nonappealable action, but not by a party whose failure to comply with any provision of the merger agreement caused, or materially contributed to, such denial, or if an application for a required regulatory approval has been withdrawn upon the request or recommendation of the applicable governmental authority and such authority would not accept the refiling of such application;

•                  if the merger is not completed on or before November 12, 2016, unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to comply with any of the provisions of the merger agreement; or

•                  if the other party is in a continuing breach of a representation, warranty or covenant contained in the merger agreement, as long as that breach has not been cured within 15 days of written notice thereof and that breach would also allow the non-breaching party not to complete the merger.

The merger agreement may also be terminated by First Midwest at any time before or after the merger agreement and the transactions contemplated thereby are approved by NI Bancshares stockholders:

•                  if NI Bancshares stockholders fail to approve the merger agreement and the other transactions contemplated thereby, including the merger;

•                  if NI Bancshares’ board of directors submits the merger agreement and the other transactions contemplated thereby to its stockholders without a recommendation for approval or with special and materially adverse qualifications on the approval, or if the board of directors otherwise withdraws or materially and adversely modifies its recommendation for approval;

•                  if NI Bancshares’ board of directors recommends an acquisition proposal other than the merger, or if NI Bancshares’ board of directors negotiates or authorizes negotiations with a third party regarding an acquisition proposal other than the merger and those negotiations continue for at least 10 business days, except that negotiations will not include the request and receipt of information from any person that submits an acquisition proposal, or discussions regarding such information for the sole purpose of ascertaining the terms of the acquisition proposal and determining whether NI Bancshares’ board of directors will in fact engage in or authorize negotiations;

•                  if NI Bancshares has breached its covenant not to solicit or encourage inquiries or proposals with respect to any acquisition proposal, in circumstances not permitted under the merger agreement, as described above under “—Acquisition Proposals by Third Parties”;

•                  if the number of dissenting shares exceeds 5% of the outstanding shares of NI Bancshares common stock; or

•                  if the cost of remediating environmental conditions and/or curing title defects with respect to NI Bancshares’ real property exceeds $1,000,000, as discussed under “—Merger Consideration.”

The merger agreement also provides that NI Bancshares must pay First Midwest a fee equal to $2,800,000 in the following circumstances if they occur on or prior to the termination of the merger agreement or the 18 month anniversary of the termination of the merger agreement in certain circumstances set forth in the merger agreement:

•                  if NI Bancshares’ board of directors submits the merger agreement and the transactions contemplated thereby, including the merger, to NI Bancshares stockholders without a recommendation for approval or with material and adverse conditions on such approval, or withdraws or materially and adversely modifies its recommendation;

•                  if NI Bancshares enters into an agreement to engage in a competing acquisition proposal with any person other than First Midwest or any of First Midwest’s subsidiaries;

•                  if NI Bancshares authorizes, recommends or proposes (or publicly announces its intention to authorize, recommend or propose) an agreement to engage in a competing acquisition proposal with any person other than First Midwest or its subsidiaries or NI Bancshares’ board of directors recommends that NI Bancshares stockholders approve or accept such a competing acquisition proposal;

•                  if any person, other than First Midwest or its subsidiaries, acquires beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of NI Bancshares common stock;

•                  if NI Bancshares fails to convene a stockholder meeting to approve the merger agreement and the other transactions contemplated thereby, including the merger, within 45 days of the effectiveness of this registration statement of which the proxy statement/prospectus is a part; or

•                  NI Bancshares breaches its covenant not to solicit or encourage inquiries or proposals with respect to any acquisition proposal in circumstances not permitted under the merger agreement, which covenant is described above under “—Acquisition Proposals by Third Parties.”

In addition, as discussed under “—Merger Consideration”, NI Bancshares may terminate the merger agreement if the volume weighted average price of First Midwest common stock during the 15 consecutive NASDAQ Stock Market trading days ending on and including the trading day immediately preceding the day on which all requisite regulatory approvals have been received both (i) is less than $14.6055 per share and (ii) underperforms a specified index of financial institution stocks during such period by more than 15%.  However, if NI Bancshares elects to terminate the merger agreement under these circumstances, First Midwest may, but is not obligated to, elect to increase the exchange ratio or the amount of cash to be received per share of NI Bancshares common stock as provided in the merger agreement.  If this election is made, NI Bancshares may not terminate the merger agreement under these circumstances.

Waiver and Amendment of the Merger Agreement

At any time before completion of the merger, either First Midwest or NI Bancshares may, to the extent legally allowed, waive in writing compliance by the other with any provision contained in the merger agreement.  However, once NI Bancshares stockholders have voted on the proposed transaction, no waiver of any condition may be made that would require further approval by NI Bancshares stockholders unless that approval is obtained.

First Midwest may also change the structure of the merger by providing at least five days’ notice before NI Bancshares stockholders vote on the merger agreement and the transactions contemplated thereby, so long as any change does not:  (1) change the amount or type of consideration to be received by NI Bancshares stockholders; (2) adversely affect the timing of or capability of completion of the merger; (3) adversely affect the tax consequences of the merger to NI Bancshares stockholders; or (4) cause or could be reasonably expected to cause any of the conditions to complete the merger to be incapable of being satisfied.

Regulatory Approvals Required for the Merger

We have agreed to use commercially reasonable efforts to obtain the regulatory approvals required for the merger.  We refer to these approvals, along with the expiration of any statutory waiting periods related to these approvals, as the “requisite regulatory approvals.”  These include approval from the Federal Reserve and approval from the IDFPR.  We filed the applications and notifications to obtain the requisite regulatory approvals and have since received them. We cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.  Completion of the bank merger also requires prior notice to the OCC, and such notice has already been provided, as a well as a final notice following completion.

We are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below.  We presently contemplate that if any additional governmental approvals or actions are required, these approvals or actions will be sought.  However, we cannot assure you that any of these additional approvals or actions will be obtained.

Federal Reserve.  Completion of the merger requires approval by the Federal Reserve pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (“BHC Act”), and the Federal Reserve has approved the merger.

The Federal Reserve is prohibited from approving any merger transaction under Section 3 of the BHC Act (1) that would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or (2) whose effect in any section of the United States may be to substantially lessen competition, or to tend to create a monopoly or in any other manner restrain trade, unless the Federal Reserve finds that the anti-competitive effects of the merger transaction are clearly outweighed in the public interest by the probable effect of the merger transaction in meeting the convenience and needs of the communities to be served.

In addition, among other things, in reviewing the merger, the Federal Reserve must consider (1) the financial condition and future prospects of First Midwest, NI Bancshares and their subsidiary banks, (2) the competence, experience, and integrity of the officers, directors and principal stockholders of First Midwest, NI Bancshares and their subsidiary banks, (3) the convenience and needs of the communities to be served, including the record of performance under the Community Reinvestment Act of 1977, as amended, (4) the companies’ effectiveness in combating money-laundering activities, (5) First Midwest’s and its subsidiaries’ record of compliance with applicable community reinvestment laws and (6) the risk to the stability of the United States banking or financial system presented by the merger and the related transactions.

Completion of the bank merger requires approval by the Federal Reserve pursuant to the Bank Merger Act, and the Federal Reserve also has approved the bank merger.  In evaluating an application filed under the Bank Merger Act, the Federal Reserve uses substantially the same criteria as used when evaluating applications filed pursuant to the BHC Act as described above.

Pursuant to the BHC Act and the Bank Merger Act, a transaction approved by the Federal Reserve is subject to a waiting period ranging from 15 to 30 days, during which time the U.S. Department of Justice may challenge the merger transaction on antitrust grounds and seek appropriate relief.  The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise.  In reviewing the merger, the U.S. Department of Justice could analyze the merger’s effect on competition differently than the Federal Reserve, and thus it is possible that the U.S. Department of Justice could reach a different conclusion than the Federal Reserve regarding the merger’s effects on competition.  A determination by the U.S. Department of Justice not to object to the merger does not prevent the filing of antitrust actions by private persons or state attorneys general.

Illinois Department of Financial and Professional Regulation.  Completion of the bank merger requires approval from the IDFPR under Section 22 of the Illinois Banking Act, and the IDFPR has approved the bank merger.

Among other things, in reviewing the bank merger, the IDFPR must consider (1) the financial condition and future prospects of First Midwest, NI Bancshares and their subsidiary banks, (2) the general character, experience and qualifications of the directors and management of the resulting bank, (3) the convenience and needs of the area sought to be served by the resulting bank, (4) the fairness of the proposed merger to all parties involved, and (5) the safety and soundness of the resulting bank following the proposed bank merger.

Office of the Comptroller of the Currency.  Completion of the bank merger requires prior notice to the OCC pursuant to 12 CFR § 5.33(g)(3)(ii), and such notice has been provided, as well as a final notice filed upon completion of the bank merger.

Dividends

NI Bancshares is prohibited from paying cash dividends to stockholders of its common stock, except that NI Bancshares is permitted to pay its regular $0.25 semi-annual dividend consistent with past practice provided at the time of or as a result of the declaration or payment of any such dividend the tangible common equity, as defined in the merger agreement, of NI Bancshares will not be less than $53,000,000.

For further information, please see “Price Range of Common Stock and Dividends.”

Stock Exchange Listing

First Midwest has agreed to use its commercially reasonable efforts to list the First Midwest common stock to be issued in the merger on the NASDAQ Stock Market.  It is a condition to the completion of the merger that those shares be approved for listing on the NASDAQ Stock Market, subject to official notice of issuance.  Following the merger, First Midwest expects that its common stock will continue to trade on the NASDAQ Stock Market under the symbol “FMBI.”

Restrictions on Resales by Affiliates

First Midwest has registered its shares of common stock to be issued in the merger with the SEC under the Securities Act.  No restrictions on the sale or other transfer of shares of First Midwest common stock issued in the merger will be imposed solely as a result of the merger, except for restrictions on the transfer of shares of First Midwest common stock issued to any NI Bancshares stockholder who is or becomes an “affiliate” of First Midwest for purposes of Rule 144 under the Securities Act. The term “affiliate” is defined in Rule 144 under the Securities Act as a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, First Midwest or the combined company, as the case may be, and generally includes executive officers, directors and stockholders beneficially owning 10% or more of First Midwest’s outstanding common stock.

Dissenters’ Rights of Appraisal of NI Bancshares Stockholders

The following discussion is a summary of the material statutory procedures to be followed by a holder of NI Bancshares common stock in order to dissent from the merger and perfect appraisal rights.  If you want to exercise appraisal rights, you should review carefully Section 262 of the DGCL and are urged to consult a legal advisor before electing or attempting to exercise these rights because the failure to precisely follow all the necessary legal requirements may result in the loss of such appraisal rights.  This description is not complete and is qualified in its entirety by the full text of the relevant provisions of the DGCL, which are reprinted in their entirety as Appendix C to this proxy statement/prospectus.  NI Bancshares stockholders seeking to exercise appraisal rights must strictly comply with these provisions.

Stockholders of NI Bancshares as of the record date may exercise appraisal rights in connection with the merger by complying with Section 262 of the DGCL.  Completion of the merger is subject to, among other things, the holders of no more than 5% of the outstanding shares of NI Bancshares common stock electing to exercise their appraisal rights.

If you hold one or more shares of NI Bancshares common stock, you are entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of completion of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL.  Any such NI Bancshares stockholder awarded “fair value” for such stockholder’s shares by the Delaware Chancery Court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration, and accordingly, such  stockholder awarded “fair value” for their shares would not receive any shares of First Midwest common stock following the completion of the merger.  Such fair value amount may differ from the value of the consideration that you would otherwise receive in the merger.

The following is a summary of the statutory procedures that you must follow if you elect to exercise your appraisal rights under the DGCL.  The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.  This summary is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in full in Appendix C to this proxy statement/prospectus.

Under Section 262 of the DGCL, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes NI Bancshares’ notice to its stockholders that appraisal rights are available in connection with the merger, and the full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Appendix C.  A holder of NI Bancshares common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Appendix C carefully.  Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights.  A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration.

How to exercise and perfect your right to dissent.  NI Bancshares stockholders wishing to exercise the rights to seek an appraisal of its shares must do ALL of the following:

•                  you must not vote in favor of the adoption of the merger agreement.  Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•                  you must deliver to NI Bancshares a written demand for appraisal before the vote on the adoption of the merger agreement at the special meeting and all demands for appraisal must  reasonably inform NI Bancshares of your identity and your intention to demand appraisal of your shares of common stock;

•                  you must continuously hold the shares from the date of making the demand through the effective date of the merger.  You will lose your appraisal rights if you transfer the shares before the effective date of the merger; and

•                  you or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective date of the merger.  The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so.  Accordingly, it is the obligation of the NI Bancshares stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of NI Bancshares common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL.  The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights.  Any holder of shares of NI Bancshares common stock wishing to exercise appraisal rights must deliver to NI Bancshares, before the vote on the adoption of the merger agreement at the special meeting at which the merger proposal will be submitted to the NI Bancshares stockholders, a written demand for the appraisal of such stockholder’s shares, and that stockholder must not submit a blank proxy or vote in favor of the merger proposal.  A holder of shares of NI Bancshares common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective date of the merger.  A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform NI Bancshares of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its shares of NI Bancshares common stock.

Only a holder of record of shares of NI Bancshares common stock is entitled to demand appraisal rights for the shares registered in that holder’s name.  Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to NI Bancshares.  The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record.  A record owner, such as a bank, brokerage firm or other nominee, who holds shares of NI Bancshares common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of NI Bancshares common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners.  In that case, the written demand should state the number of shares of NI Bancshares common stock as to which appraisal is sought.  Where no number of shares of NI Bancshares common stock is expressly mentioned, the demand will be presumed to cover all shares of NI Bancshares common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES.  IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of NI Bancshares common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners.  An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.  If you hold shares of NI Bancshares common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

NI Bancshares Corporation

Attention: Michael A. Cullen,

President and Chief Executive Officer

230 West State Street
Sycamore, IL  60178
(815) 895-2125

You should sign every communication.

First Midwest’s actions after completion of the merger.  If the merger is completed, the surviving company will give written notice of the effective date of the merger within 10 days after the effective date to you if you did not vote in favor of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL.  At any time within 60 days after the effective date of the merger, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of NI Bancshares common stock, provided that you have not commenced an appraisal proceeding or joined an appraisal proceeding as a named party.  Within 120 days after the effective date of the merger, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by you, demanding a determination of the value of the shares of NI Bancshares common stock held by all  stockholders entitled to appraisal rights.  The surviving company is under no obligation to file an appraisal petition and has no intention of doing so.  If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the merger, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which NI Bancshares has received demands for appraisal, and the aggregate number of holders of those shares.  The surviving company must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.  If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph.

If a petition for appraisal is duly filed by you or another record holder of NI Bancshares common stock who has properly exercised  appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Chancery Court with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares.  The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss any stockholder who fails to comply with this direction from the appraisal proceedings.  Where appraisal proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of NI Bancshares common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings.  The Delaware Court of Chancery will thereafter determine the fair value of the shares of NI Bancshares common stock at the effective time held by  stockholders entitled to appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger.  Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.  When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates and book-entry shares.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors.  In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation.  Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.  In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.  The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration.  We do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of NI Bancshares common stock is less than the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective time, then you will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances.  However, costs do not include attorneys and expert witness fees.  Each  stockholder exercising appraisal rights is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective date of the merger, vote the NI Bancshares shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of NI Bancshares common stock as of a record date prior to the effective date of the merger.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective date of the merger will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery.  Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days after the effective date of the merger.  If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights.  In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement.  In view of the complexity of the provisions of Section 262 of the DGCL, if you are a NI Bancshares stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES.  IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL.  TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

Voting Agreements

In connection with the execution of the merger agreement, and as a condition to First Midwest’s willingness to enter into the merger agreement, directors and officers of NI Bancshares and NB&T who beneficially owned in the aggregate approximately 21% of NI Bancshares outstanding common stock as of November 12, 2015 have entered into voting agreements with First Midwest.  Copies of the form of these voting agreements are attached as Annex 1-B to the merger agreement included as Appendix A.

Under the voting agreement, each such stockholder has agreed, with respect to the shares of NI Bancshares common stock owned of record or beneficially by him or her, that at any meeting of NI Bancshares stockholders in relation to the merger agreement and transactions contemplated by the merger agreement and at the special stockholders meeting or any other meeting or action of NI Bancshares stockholders called in relation to such matters, he or she shall vote or cause to be voted such shares as follows:

•                  vote in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger; and

•                  not vote in favor of any competing acquisition proposal or any action that is intended or could reasonably be expected to materially impede, interfere with, delay or materially and adversely affect the merger or any transactions contemplated by the merger agreement.

The voting agreement also contains restrictions on the sale, transfer, assignment, pledge or other disposition of the stockholder’s shares unless the stockholder receives an irrevocable proxy in a form satisfactory to First Midwest regarding the merger agreement, the merger and any other matters required to be approved to complete the merger and the transactions contemplated by the merger agreement or the transferee signs a voting agreement identical in all material respects.

The voting agreement will terminate automatically upon the termination of the merger agreement or in the event the board of directors of NI Bancshares submits the merger agreement to the NI Bancshares stockholders without a recommendation for approval.

Confidentiality, Non-Solicitation and Non-Competition Agreements

In connection with the execution of the merger agreement, and as a condition to First Midwest’s willingness to enter into the merger agreement, all of the directors and executive officers of NI Bancshares and NB&T, who beneficially own in the aggregate approximately 21% of NI Bancshares’ outstanding common stock as of the record date, have entered into confidentiality, non-solicitation and non-competition agreements with First Midwest.  Copies of the form of these confidentiality, non-solicitation and non-competition agreements are attached as Annex 2-B to the merger agreement included as Appendix A.

Under the confidentiality, non-solicitation and non-competition agreement, each director or executive officer has agreed to keep secret and confidential certain information related to NI Bancshares and its business and to refrain from competing against or soliciting the customers or employees of NI Bancshares for a period of 2 years following the effective time of the merger.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

First Midwest

First Midwest common stock is traded on the NASDAQ Stock Market under the symbol “FMBI.”  The following table shows the high and low reported intra-day sales prices per share of First Midwest common stock as reported by NASDAQ and the cash dividends declared per share.

	Sales Price Per Share		Cash Dividends
	High	Low	Per Share

2014
First Quarter	$17.83	$15.36	$0.07
Second Quarter	$18.19	$15.49	$0.08
Third Quarter	$17.77	$15.64	$0.08
Fourth Quarter	$17.99	$15.01	$0.08
2015
First Quarter	$17.84	$15.34	$0.09
Second Quarter	$19.53	$16.89	$0.09
Third Quarter	$19.52	$16.72	$0.09
Fourth Quarter	$19.81	$16.56	$0.09
2016
First Quarter (through January 19, 2016)	$18.59	$16.23	N/A

The following table sets forth the closing sale prices per share of First Midwest common stock on November 11, 2015, the last trading day completed before the public announcement of the signing of the merger agreement, and on January 19, 2016, the latest practicable date before the date of this proxy statement/prospectus.

Closing Price Per Share of First Midwest Common Stock
November 11, 2015	$19.04
January 19, 2016	$16.58

Past price performance is not necessarily indicative of likely future performance.  Because market prices of shares of First Midwest common stock will fluctuate, you are urged to obtain current market prices for shares of First Midwest common stock.  No assurance can be given concerning the market price of shares of First Midwest common stock or NI Bancshares common stock before or after the effective date of the merger.  Changes in the market price of shares of First Midwest common stock prior to the completion of the merger will affect the market value of the merger consideration that NI Bancshares stockholders will receive upon completion of the merger.

First Midwest may repurchase shares of its common stock in accordance with applicable legal guidelines.  The actual amount of shares repurchased will depend on various factors, including: the discretion of First Midwest’s board of directors; market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities.

After the merger, First Midwest currently expects to pay (when, as and if declared by First Midwest’s board of directors out of funds legally available) regular quarterly cash dividends of $0.09 per share, in accordance with

First Midwest’s current practice.  The actual payment of future dividends remains subject to the determination and discretion of First Midwest’s board of directors and may change at any time.  In the fourth quarter of 2014 and the second quarter of 2015, payable in the first quarter of 2015 and the third quarter of 2015, respectively, NI Bancshares declared a semi-annual cash dividend of $0.25 per share of NI Bancshares common stock, equivalent to $0.50 paid annually.  In the fourth quarter of 2015, First Midwest declared a quarterly cash dividend of $0.09 per share of First Midwest common stock.  For comparison, NI Bancshares stockholders would therefore receive a quarterly cash dividend following the merger equivalent to approximately $0.26 per share of NI Bancshares common stock, which equals approximately $1.04 annually, based on First Midwest’s current quarterly dividend rate of $0.09 per share and assuming there is no adjustment to the exchange ratio as provided in the merger agreement.

First Midwest’s primary source of liquidity is dividend payments from First Midwest Bank. In addition to requirements to maintain adequate capital above regulatory minimums, First Midwest Bank is limited in the amount of dividends it can pay to First Midwest under the Illinois Banking Act. Under this law, First Midwest Bank is permitted to declare and pay dividends in amounts up to the amount of its accumulated net profits, provided that it retains in its surplus at least one-tenth of its net profits since the date of the declaration of its most recent dividend until those additions to surplus, in the aggregate, equal the paid-in capital of First Midwest Bank. While it continues its banking business, First Midwest Bank may not pay dividends in excess of its net profits then on hand (after deductions for losses and bad debts). In addition, First Midwest Bank is limited in the amount of dividends it can pay under the Federal Reserve Act and Regulation H.  For example, dividends cannot be paid that would constitute a withdrawal of capital; dividends cannot be declared or paid if they exceed a bank’s undivided profits; and a bank may not declare or pay a dividend if all dividends declared during the calendar year are greater than current year net income plus retained net income of the prior two years without Federal Reserve approval.

Since First Midwest is a legal entity, separate and distinct from First Midwest Bank, its dividends to stockholders are not subject to the bank dividend guidelines discussed above. However, First Midwest is subject to other regulatory policies and requirements related to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve and the IDFPR are authorized to determine that the payment of dividends by First Midwest would be an unsafe or unsound practice and to prohibit payment under certain circumstances related to the financial condition of a bank or bank holding company. The Federal Reserve has taken the position that dividends that would create pressure or undermine the safety and soundness of a subsidiary bank are inappropriate. Due to the current financial and economic environment, the Federal Reserve indicated that bank holding companies should carefully review their dividend policy and discourage payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Bank holding companies and banks with average total consolidated assets greater than $10 billion must conduct an annual stress test of capital and consolidated earnings and losses under one base, both of which are provided by the federal banking agencies. Capital ratios reflected in required stress test calculations will most likely be an important factor considered by the federal banking agencies in evaluating whether proposed payments of dividends or stock repurchases may be an unsafe or unsound practice. In the event that First Midwest or First Midwest Bank grows to assets of $10 billion or more, the Company will be subject to these stress test requirements.

Pursuant to the merger agreement, NI Bancshares is generally prohibited from paying cash dividends to stockholders of its common stock prior to completion of the merger, except NI Bancshares is permitted to declare and pay its regular $0.25 semi-annual dividend consistent with past practice.

INFORMATION ABOUT FIRST MIDWEST AND NI BANCSHARES

First Midwest

First Midwest is a Delaware corporation headquartered in the Chicago suburb of Itasca, Illinois.  It is one of Illinois’ largest independent publicly-traded bank holding companies.  First Midwest’s principal subsidiary, First Midwest Bank, and other affiliates provide a full range of business, middle market and retail banking as well as wealth management and private banking services to commercial and industrial, commercial real estate, municipal and consumer customers through over 100 locations in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa.  At September 30, 2015, First Midwest had consolidated total assets of approximately $9.9 billion.  First Midwest common stock trades on the NASDAQ Stock Market under the symbol “FMBI.”

First Midwest’s executive offices are located at One Pierce Place, Suite 1500, Itasca, Illinois 60143, and its telephone number is (630) 875-7463.

NI Bancshares

NI Bancshares, a Delaware business corporation incorporated in 1990, is a registered bank holding company headquartered in Sycamore, Illinois. Its primary business is operating its bank subsidiary, NB&T, a national banking association headquartered in Sycamore, Illinois.  The predecessor to NB&T was founded in 1867 and NB&T currently serves local businesses and individuals through a full range of services including business and retail banking, trust and wealth management, farm management and financial planning.  It provides these financial services through ten banking locations throughout DeKalb, LaSalle and Kane Counties in Illinois.  At September 30, 2015, NB&T had approximately $680 million in total assets, $606 million in deposits and $415 million in loans.  NB&T also had over $700 million in trust assets under administration at September 30, 2015.

Business

NB&T is an independent, community banking institution headquartered in Sycamore, Illinois.  NB&T is one of DeKalb County’s leading financial institutions regularly  performing in the top two market share positions (based on total deposits) as reported and published by the FDIC. NB&T offers a comprehensive line of products and services designed to meet the financial needs of the communities it serves.  The banking and financial services industry in the markets in which NB&T operates (and particularly the Chicago metropolitan area) is highly competitive. Generally, NB&T competes for banking customers and deposits with other local, regional, national, and internet banks and savings and loan associations; personal loan and finance companies; credit unions; mutual funds; and investment brokers.

Deposit and Retail Services

NB&T offers a full range of consumer and commercial deposit services that are typically available at most commercial banks and financial institutions, including checking accounts, NOW accounts, money market accounts, savings accounts, cash management, time deposits of various types ranging from shorter-term to longer-term certificates of deposit and individual retirement accounts.  NB&T also provides online and mobile banking to its clients.

Lending

NB&T provides a range of commercial real estate, residential real estate, commercial and industrial, agricultural and personal lending products and services for its customers.  The majority of NB&T’s client relationships are based in DeKalb, LaSalle and Kane counties in northern Illinois.  When extending credit, NB&T’s decisions are based upon the customer’s ability to repay their loan, as well as the value of any collateral securing the loan.

Trust Services

The NB&T Trust & Investment Group has been an integral part of NB&T for over 100 years and has over $700 million of trust assets under management.  With a team of certified professionals, CPAs, attorneys and support personnel, a broad range of trust and investment services including estate planning, trust, farm management, retirement and investment management are offered.  In addition, the NB&T Trust & Investment Group provides retail investment services through a relationship with Money Concepts.  NB&T Trust & Investment Group clients reside throughout northern Illinois and around the country.

Sources of Funds

NB&T maintains stable sources of funding primarily through deposits from its customers, with over 95% of its deposits being core deposits.  NB&T’s largest categories of deposits are savings and money markets, followed by transactional accounts, and noninterest-bearing deposits.  NB&T also obtains funds from the amortization, repayment, and prepayment of loans; the sales or maturity of investment securities; advances from the Federal Home Loan Bank; securities sold under agreements to repurchase; federal funds purchased; revolving lines of credit; and cash flows generated by operations.

Investment Activities

NB&T maintains a securities portfolio to manage risk and provide NB&T with asset diversification, income, collateral for its own borrowing and financial stability.  The objectives of the securities portfolio are to diversify and mitigate exposures to credit and interest rate risk, to provide liquidity, and to enhance profitability by fully investing available funds.

Additional Information

NI Bancshares common stock is not registered under the Exchange Act and, accordingly, the company does not file periodic or current reports with the SEC.  NI Bancshares common stock is traded on the OTC Pink market place under the symbol “NIBA”.

NI Bancshares’ executive offices are located at 230 West State Street, Sycamore, Illinois 60178, and its telephone number is (888) 895-2125.

DESCRIPTION OF FIRST MIDWEST CAPITAL STOCK

As a result of the merger, NI Bancshares stockholders who receive shares of First Midwest common stock in the merger will become stockholders of First Midwest.  Your rights as stockholders of First Midwest will be governed by Delaware law and the restated certificate of incorporation and the amended and restated by-laws of First Midwest as may be amended and in effect from time to time.  The following description of the material terms of First Midwest’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon completion of the merger.  We urge you to read the applicable provisions of Delaware law, First Midwest’s restated certificate of incorporation and amended and restated by-laws and federal law governing bank holding companies carefully and in their entirety.  Copies of First Midwest’s restated certificate of incorporation and First Midwest’s amended and restated by-laws have been filed with the SEC.  To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

General

First Midwest’s authorized capital stock consists of 150,000,000 shares of First Midwest common stock, par value $0.01 per share and 1,000,000, shares of preferred stock, without par value.  As of the record date of the NI Bancshares special meeting, there were 78,024,739 shares of First Midwest common stock outstanding and no shares of First Midwest preferred stock outstanding.  In addition, as of the record date of the special meeting, 1,160,043 shares of First Midwest common stock were reserved for issuance upon conversion or exercise of stock options and awards.

Because First Midwest is a holding company, the rights of First Midwest to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of First Midwest stockholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that First Midwest itself may be a creditor of that subsidiary with recognized claims.  Claims on First Midwest’s subsidiaries by creditors other than First Midwest will include substantial obligations with respect to deposit liabilities and purchased funds.

Preferred Stock

First Midwest’s restated certificate of incorporation authorizes the First Midwest board of directors to authorize the issuance of shares of First Midwest preferred stock without stockholder approval.  The First Midwest board of directors is authorized to divide the preferred stock into series and, subject to applicable law, to fix for any series of preferred stock the number of shares of such series and the voting powers (if any), designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and any other special or relative rights that may be desired for any such series.  If and when any First Midwest preferred stock is issued, the holders of First Midwest preferred stock may have a preference over holders of First Midwest common stock in the payment of dividends, upon liquidation of First Midwest, in respect of voting rights and in the redemption of the capital stock of First Midwest.

Common Stock

Dividends.  Subject to the rights of any series of preferred stock authorized by the board of directors as provided by First Midwest’s restated certificate of incorporation, the holders of First Midwest common stock are entitled to dividends as and when declared by the First Midwest board of directors out of funds legally available for the payment of dividends.

Voting Rights.  Each holder of First Midwest common stock has one vote for each share held on matters presented for consideration by the stockholders.  Except as otherwise required by law or provided in any resolution adopted by First Midwest’s board of directors with respect to any series of preferred stock, the holders of common stock possess all voting power.  First Midwest’s restated certificate of incorporation does not provide for cumulative voting in the election of directors.

Classification of Board of Directors.  The First Midwest board of directors is divided into three classes, each serving three-year terms, so that approximately one-third of the directors of First Midwest are elected at each annual meeting of the stockholders of First Midwest.  Classification of the First Midwest board of directors has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the First Midwest board of directors and thereby could impede a change in control of First Midwest.

Preemptive Rights.  The holders of First Midwest common stock have no preemptive rights and no right to convert their stock into any other securities.

Redemption and Sinking Fund.  There are no redemption or sinking fund provisions applicable to First Midwest common stock.  The holders of First Midwest common stock will have no liability for further calls or assessments and will not be personally liable for the payment of First Midwest’s debts except as they may be liable by reason of their own conduct or acts.

Issuance of Stock.  First Midwest’s restated certificate of incorporation authorizes the First Midwest board of directors to authorize the issuance of shares of First Midwest common stock and any other securities without stockholder approval.  However, First Midwest common stock is listed on the NASDAQ Stock Market, which requires stockholder approval of the issuance of additional shares of First Midwest common stock under certain circumstances.  The DGCL also requires stockholder approval of the issuance of additional shares of First Midwest common stock under certain circumstances.

Liquidation Rights.  In the event of liquidation or dissolution, subject to the rights of any outstanding series of preferred stock and creditors of First Midwest, the holders of First Midwest common stock are entitled to share in all assets remaining for distribution to common stockholders according to their interests.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of First Midwest stockholders are governed by the DGCL, and First Midwest’s restated certificate of incorporation and amended and restated by-laws.  The rights of NI Bancshares stockholders are governed by the DGCL and NI Bancshares’ amended and restated certificate of incorporation and by-laws.  After the merger, the rights of NI Bancshares and First Midwest stockholders will be governed by the DGCL and First Midwest’s restated certificate of incorporation and amended and restated by-laws.  The following discussion summarizes the material differences between the rights of NI Bancshares stockholders and the rights of First Midwest stockholders.  We urge you to read First Midwest’s restated certificate of incorporation, First Midwest’s amended and restated by-laws, NI Bancshares’ amended and restated certificate of incorporation, NI Bancshares’ by-laws, and the DGCL carefully and in their entirety.

Authorized Capital Stock

First Midwest. First Midwest’s restated certificate of incorporation authorizes it to issue up to 150,000,000 shares of First Midwest common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, without par value. As of the record date of the NI Bancshares special meeting, there were 78,024,739 shares of First Midwest common stock outstanding and no shares of First Midwest preferred stock outstanding. See “Description of First Midwest Capital Stock”. As of the record date of the NI Bancshares special meeting, 1,160,043 shares of First Midwest common stock were reserved for issuance upon conversion or exercise of stock options and awards.

NI Bancshares. NI Bancshares’ amended and restated certificate of incorporation provides that the authorized capital stock of NI Bancshares consists of 2,000,000 shares of common stock, par value $1.25 per share, and 20,000 shares of preferred stock, par value $50.00 per share. As of the record date of the NI Bancshares special meeting, there were 1,057,815 shares of NI Bancshares common stock outstanding, 85,802 shares of NI Bancshares common stock reserved for outstanding awards under the NI Bancshares Stock Plans and no shares of NI Bancshares preferred stock outstanding.

Size of Board of Directors

First Midwest.  First Midwest’s restated certificate of incorporation provides for First Midwest’s board of directors to consist of not less than 3 nor more than 20 directors, with the exact number to be fixed by First Midwest’s board of directors from time to time.  The First Midwest board of directors currently has 13 directors.

NI Bancshares.  NI Bancshares’ amended and restated certificate of incorporation provides for NI Bancshares’ board of directors to consist of not less than 3 nor more than 15 directors, with the exact number to be fixed by NI Bancshares’ board of directors from time to time.  NI Bancshares’ board of directors currently has 10 directors.

Classes of Directors

First Midwest.  First Midwest’s restated certificate of incorporation provides that First Midwest’s board is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term.  Accordingly, control of the board of directors of First Midwest cannot be changed in one year; at least two annual

NI Bancshares.  NI Bancshares’ board of directors is classified and divided into three classes, with each class being elected to a staggered three-year term.  Holders of shares of NI Bancshares common stock do not have the right to cumulate their votes in the election of directors.

meetings must be held before a majority of the board of directors may be changed.  Holders of shares of First Midwest common stock do not have the right to cumulate their votes in the election of directors.

Removal of Directors

First Midwest.  Under First Midwest’s restated certificate of incorporation, any First Midwest director may be removed only for cause and only by the affirmative vote of the holders of 67% of the shares then entitled to vote in the election of directors.

NI Bancshares.  Under NI Bancshares’ amended and restated certificate of incorporation, any NI Bancshares director or directors may be removed for cause at any annual or duly called and held special meeting of NI Bancshares stockholders, by the affirmative vote of at least 80% of all shares of stock outstanding and entitled to vote in the election of directors.

Filling Vacancies on the Board of Directors	First Midwest. Under First Midwest’s restated certificate of incorporation, any vacancy occurring in First Midwest’s board of directors shall be filled by a majority vote of the remaining directors.

NI Bancshares.  Under NI Bancshares’ bylaws, any vacancy occurring in NI Bancshares’ board of directors, other than a vacancy occurring by reason of removal by the stockholders, shall be filled by the affirmative vote of 66-2/3% of the directors then in office or, if applicable, by the sole remaining director.

Nomination of Director Candidates by Stockholders

First Midwest.  First Midwest’s restated certificate of incorporation establishes procedures that stockholders must follow to nominate persons for election to First Midwest’s board of directors.  The stockholder making the nomination must deliver written notice to First Midwest’s Secretary between 120 and 180 days prior to the date of the meeting at which directors will be elected.  However, if less than 130-days’ notice is given of the meeting date, that written notice by the stockholder must be delivered by the tenth day after the day on which the meeting date notice was given.  Notice will be deemed to have been given more than 130 days prior to the annual meeting if First Midwest previously disclosed that the meeting in each year is to be held on a specific date.

The nomination notice must set forth certain information about the person to be nominated, including information that is required pursuant to paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted

NI Bancshares.  NI Bancshares’ bylaws establish procedures that stockholders must follow to nominate persons for election to NI Bancshares’ board of directors.  The stockholder making the nomination must deliver written notice to NI Bancshares’ Secretary between 60 and 90 days before the annual meeting at which directors will be elected, and for a special meeting, not later than the close of business on the tenth day following the date on which notice to the stockholders of such meeting was sent or given.  The nomination notice must set forth certain information about the person to be nominated including the information required for disclosure in proxy solicitations for director election pursuant to Exchange Act Regulation 14A and Schedule 13D pursuant to Regulation 13D-G under the Exchange Act.  The nomination notice must also set forth certain information about the person submitting the notice, including (i) the name and address, as they appear on NI by the SEC, and must also include the nominee’s written consent to being nominated and to serving as a director if elected.  The nomination notice must also set forth certain information about the person submitting the notice, including the stockholder’s name and address and the class and number of First Midwest shares that the stockholder owns of record or beneficially.  The person presiding at the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the provisions of First Midwest’s restated certificate of incorporation, and the defective nomination will be disregarded.

Bancshares’ books, of such stockholder and the name and principal business or residential address of any other beneficial stockholders known by such stockholder to support the nominee or nominees, and (ii) the class and number of shares of NI Bancshares stock which are beneficially owned by such stockholder on the date of the stockholder’s notice and the number of shares owned beneficially by any other record or beneficial stockholders known by such stockholder to be supporting the nominee or nominees on the date of such stockholder notice. NI Bancshares’ board of directors may, if the facts warrant, determine that a nomination was not made in accordance with the provisions of NI Bancshares’ bylaws, and the defective nomination will be disregarded.

Calling Special Meetings of Stockholders

First Midwest.  A special meeting of stockholders may be called only by First Midwest’s board of directors, by First Midwest’s Chairman of the board of directors or by First Midwest’s President, provided, however, that holders of at least 51% of First Midwest’s outstanding stock entitled to vote generally in the election of directors may also call a special meeting solely for the purpose of removing a director or directors for cause.

NI Bancshares.  A special meeting of stockholders may only be called by NI Bancshares’ board of directors, by NI Bancshares’ Chairman of the board of directors or by NI Bancshares’ Chief Executive Officer or President.

Stockholder Proposals

First Midwest.  First Midwest’s restated bylaws provide that stockholder proposals brought before any stockholder meeting shall be determined by a majority of the votes cast, unless a greater number is required by law or the First Midwest restated certificate of incorporation for the action proposed.

First Midwest’s restated certificate of incorporation provides that a stockholder must give advance written notice to First Midwest of any proposal for business to be transacted at an annual or special meeting of stockholder.  The notice must be in writing and must be delivered to the Secretary of First Midwest between 120 and 180 days before the stockholder meeting.  However, if less than 130-days’

NI Bancshares.  NI Bancshares’ bylaws provide that a stockholder must give advance written notice to NI Bancshares of any proposal for business to be transacted at an annual or special meeting of stockholders.  The notice must be in writing and must be delivered to the Secretary of NI Bancshares between 60 and 90 days prior to the date of the annual meeting or, for a special meeting, not later than the close of business on the tenth day following the day on which notice of such meeting is first sent or given to stockholders.

Stockholder notice for proposals must set forth, as to each matter such stockholder proposes to bring before notice is given of the meeting date, that written notice by the stockholder must be delivered by the tenth day after the day on which the meeting date notice was given.

Stockholder notice for stockholder proposals must set forth, as to each matter such stockholder proposes to bring before the stockholder meeting, (i) a brief description of the business desired to be brought before the meeting and the reasons for why the stockholder favors the proposal, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of First Midwest capital stock which are owned beneficially or of record of such stockholder, and (iv) any material interest of the stockholder in such proposal.

the stockholder meeting, (i) the name and address, as it appears on the books of NI Bancshares, of the stockholder raising such new business, (ii) a representation that the stockholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present the proposal, (iii) the class and number of shares which are beneficially owned by the stockholder, (iv) the reasons for conducting the proposed business at the meeting, and (v) any material interest of the stockholder in the new business.

Notice of Stockholder Meetings

First Midwest.  First Midwest’s amended and restated by-laws provide that First Midwest must notify stockholders between 10 and 60 days before any stockholder meeting of the place, day and hour of the meeting and the general nature of the business to be considered at the meeting.

NI Bancshares.  NI Bancshares’ by-laws provide that NI Bancshares must notify stockholders between 10 and 60 days before any stockholder meeting of the place, day and hour of the meeting and the purpose or purposes for which the meeting is called.

Stockholder Rights Plans (“Poison Pill”)	First Midwest. First Midwest does not have a stockholder rights plan in place.	NI Bancshares. NI Bancshares does not have a stockholder rights plan in place.

Indemnification of Directors and Officers

First Midwest.  First Midwest’s amended and restated by-laws provide that First Midwest will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of First Midwest or by reason of the fact that such person is or was serving at the request of the First Midwest as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in

NI Bancshares.  NI Bancshares’ by-laws provide that NI Bancshares will indemnify, in accordance with and to the full extent now or hereafter permitted by law, subject to the limits of applicable federal law and regulation, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of NI Bancshares), by reason of his or her acting as a director or officer of NI Bancshares (and NI Bancshares, in the discretion of its board of directors, may so indemnify a person by reason of the fact that he or she is or was an employee or agent of NI Bancshares or each case only if and to the extent permitted under Delaware or federal law.

is or was serving at the request of NI Bancshares in any other capacity for or on behalf of NI Bancshares) against any liability or expense actually and reasonably incurred by such person in respect thereof. NI Bancshares is required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by NI Bancshares’ board of directors. Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise.

Amendments to Certificate of Incorporation and By-Laws

First Midwest.  First Midwest’s restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal most provisions of the amended and restated certificate of incorporation; provided, however, if any proposal to alter, amend or repeal any such provision is approved by 80% of the board of directors, then in such case only the affirmative vote as is required by law or as may otherwise be required by the amended and restated certificate of incorporation of the outstanding shares of capital stock entitled to vote is required to alter, amend or repeal such provision.  First Midwest’s amended and restated by-laws may be amended only upon the affirmative vote of a majority of all of the directors or upon the affirmative vote of the holders of at least 67% of the voting power of the then outstanding shares of capital stock entitled to vote.

NI Bancshares.  NI Bancshares’ amended and restated certificate of incorporation provides that the corporation reserves the right to amend its certificate of incorporation in the manner prescribed at the time by the DGCL.  NI Bancshares’ by-laws may be amended only upon the affirmative vote of at least 80% of the voting power of all outstanding capital stock of the corporation entitled to vote thereon or by the vote of a majority of NI Bancshares’ board of directors at any meeting thereof.

SECURITY OWNERSHIP OF NI BANCSHARES DIRECTORS, NAMED EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of January 11, 2016, holdings of NI Bancshares common shares by each present director and executive officer of NI Bancshares and all directors and executive officers as a group based on 1,057,815  common shares outstanding.  The address for each director and executive officer listed below is c/o NI Bancshares Corporation, 230 West State Street, Sycamore, Illinois 60178.

Name	Number and Nature of Common Shares Beneficially Owned (1) (2) (3)	% of Outstanding Common Shares (2)
Directors
Richard N. Anderson	16,687	1.6%
John H. Boies	17,600	1.7%
Evelina J. Cichy	2,106	*
Michael A. Cullen (Chief Executive Officer)	21,844	2.0%
James W. Dutton	62,324(4)	5.9%
Robert B. Johnson	6,609(5)	*
Robert C. Johnson	3,600	*
Kevin P. Poorten	500	*
Douglas C. Roberts	52,746	5.0%
Timothy P. Suter	206	*

Other Executive Officers

Bradley V. Brown	9,161(6)	*
Charles C. Kaiser	14,933(7)	1.4%
David N. McCoy	5,489	*
R. David VanBuren	6,849	*

All directors and executive officers as a group (14 in group)	220,654	20.8%

*                                         Less than 1.0%.

(1)                                 For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any of any common shares that such person or group has the right to acquire within 60 days after January 11, 2016.

(2)                                 The amounts shown include shares held through the NI Bancshares Stock Plans, including 4,607 restricted stock awards and 42,166 stock options that have been issued to officers and directors of NI Bancshares and will be eligible to vote at the meeting pursuant to the terms of the NI Bancshares Stock Plans.

(3)                                 Except as otherwise noted, the amounts shown include shares held jointly with such person’s spouse (except where legally separated) or for minor children; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan or which such person is the sole beneficiary, and as to which such person has pass-through voting rights and investment power.

(4)                                 Includes 5,072 shares of common stock held through Sycoban & Company, a partnership established to hold in its name certain securities for the account of NB&T and certain trusts, over which Mr. Dutton has sole or shared voting rights.

(5)                                 Includes 5,900 shares of common stock held through Sycoban & Company, a partnership established to hold in its name certain securities for the account of NB&T and certain trusts, over which Mr. Johnson has sole or shared voting rights.

(6)                                 Includes 2,400 shares of common stock held through Sycoban & Company, a partnership established to hold in its name certain securities for the account of NB&T and certain trusts, over which Mr. Brown has sole or shared voting rights.

(7)                                 Includes 8,400 shares of common stock held through Sycoban & Company, a partnership established to hold in its name certain securities for the account of NB&T and certain trusts, over which Mr. Kaiser has sole or shared voting rights.

As of the record date, participants in the NI Bancshares Stock Plans held approximately 23% of the shares entitled to vote at the special meeting.

The following table identifies each person known to NI Bancshares, in addition to certain directors identified in the table above, as of January 11, 2016 to beneficially own more than 5% percent of the outstanding common shares of NI Bancshares based on 1,057,815 common shares outstanding:

Name	Number and Nature of Common Shares Beneficially Owned (1)	% of Outstanding Common Shares (1)
Jane Danielson	84,003	7.9%
Ann Pick	87,840	8.3%

(1)                                 The amounts shown include shares held in trusts as to which each listed person is a beneficiary with sole or shared authority to vote such shares.

STOCKHOLDER PROPOSALS

NI Bancshares held its 2015 annual meeting of stockholders on April 16, 2015.  If the merger is completed, NI Bancshares stockholders will become stockholders of First Midwest and there will be no future annual meetings of NI Bancshares stockholders.  NI Bancshares’ by-laws establish an advance notice procedure with regard to director nominations and other business proposals by stockholders to be presented at its next annual meeting, which is currently anticipated to be held on April 14, 2016 if the merger has not been completed by that date.  For these nominations or other business proposals to be properly brought before NI Bancshares’ 2016 annual meeting by a NI Bancshares stockholder, the stockholder must have delivered written notice to NI Bancshares not less 60 days nor more than 90 days prior to the date of the 2016 annual meeting.  Such nominations and other business proposals must comply with all requirements set forth in NI Bancshares’ bylaws and Delaware law.

VALIDITY OF SECURITIES

The validity of the First Midwest common stock to be issued in connection with the merger has been passed upon for First Midwest by Chapman and Cutler.

EXPERTS

The consolidated financial statements of First Midwest Bancorp, Inc. appearing in First Midwest Bancorp, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014, and the effectiveness of First Midwest Bancorp, Inc.’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and First Midwest Bancorp, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of First Midwest Bancorp, Inc. for the three-month periods ended March 31, 2015 and March 31, 2014, for the three-month and six-month periods ended June 30, 2015 and June 30, 2014, and for the three-month and nine-month periods ended September 30, 2015 and September 30, 2014 incorporated by reference in this proxy statement/prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information.  However, their separate reports dated May 4, 2015, July 31, 2015 and November 2, 2015, included in First Midwest Bancorp, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information.  Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provision of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement of which this proxy statement/prospectus is a part prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The consolidated financial statements of NI Bancshares Corporation for the years ended December 31, 2014 and 2013 included herein beginning on page F-1 have been audited by BKD, LLP, independent registered public accounting firm, as set forth in their report, included therein.  Such consolidated financial statements are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, NI Bancshares’ board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus.  If any other matters properly come before the NI Bancshares special meeting, or any adjournments of that meeting, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that they name as proxies to vote the shares represented by these proxies as to any of these matters.  The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the board of directors of NI Bancshares.

WHERE YOU CAN FIND MORE INFORMATION

First Midwest has filed a registration statement with the SEC under the Securities Act that registers the distribution to NI Bancshares stockholders of the shares of First Midwest common stock to be issued in the merger.

The registration statement, of which this proxy statement/prospectus is a part, including the attached exhibits and schedules, contains additional relevant information about First Midwest and its common stock, NI Bancshares and the combined company.

First Midwest is required to file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any documents filed by First Midwest at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  First Midwest’s filings with the SEC are also available to the public through the SEC’s Internet website at http://www.sec.gov.  You can also find information about First Midwest by visiting First Midwest’s web site at www.firstmidwest.com.  Information contained in these web sites does not constitute part of this proxy statement/prospectus.

The SEC allows First Midwest to “incorporate by reference” information into this proxy statement/prospectus.  This means that First Midwest can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that First Midwest has previously filed with the SEC (other than the portions of those documents not deemed to be filed).  They contain important information about First Midwest and First Midwest’s financial condition:

•                  Annual Report on Form 10-K for the year ended December 31, 2014;

•                  Definitive Proxy Statement on Schedule 14A for First Midwest’s 2015 Annual Meeting of Stockholders filed on April 14, 2015;

•                  Quarterly Reports on Form 10-Q filed for the quarters ended March 31, June 30, and September 30, 2015;

•                  Current Reports on Form 8-K filed on May 27, 2015, September 22, 2015, November 12, 2015, November 18, 2015, December 14, 2015, January 13, 2016 and January 15, 2016; and

•                  The description of First Midwest common stock set forth in First Midwest’s registration statement on Form 8-A filed on March 7, 1983 and any amendment or report filed for the purpose of updating any such description, including the form of First Midwest common stock certificate filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

First Midwest incorporates by reference additional documents that it may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of NI Bancshares’ special meeting (other than the portions of those documents not deemed to be filed).  These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

First Midwest has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to First Midwest.  NI Bancshares has supplied all information contained in this proxy statement/prospectus relating to NI Bancshares.

You can obtain any of the documents incorporated by reference in this proxy statement/prospectus through First Midwest or from the SEC through the SEC’s Internet website at http://www.sec.gov.  Documents incorporated by reference are available from First Midwest without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus.  You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone as specified below:

First Midwest Bancorp, Inc.
Attention:  Corporate Secretary
One Pierce Place, Suite 1500
Itasca, IL 60143
(630) 875-7463

In order for you to receive timely delivery of the documents in advance of the special meeting of NI Bancshares stockholders, you must request the information by February 22, 2016.  If you request any incorporated documents, First Midwest will mail them to you by first-class mail, or another equally prompt means, within one business day after it receives your request.

We have not authorized anyone to give any information or make any representation about the merger agreement or the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that First Midwest has incorporated into this proxy statement/prospectus.  Therefore, if anyone does give you information of this sort, you should not rely on it.  If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.  The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

NI Bancshares Corporation

Sycamore, Illinois

We have audited the accompanying consolidated financial statements of NI Bancshares Corporation, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows for the years ended December 31, 2014, 2013, and 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Corporation’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NI Bancshares Corporation as of December 31, 2014 and 2013, and the results of its operations and cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Decatur, Illinois

February 27, 2015

Consolidated Balance Sheets

At December 31

	2014	2013
Assets
Cash and due from banks	$18,715	$25,838
Interest bearing deposits in other financial institutions	8,000	11,000
Cash and cash equivalents	26,715	36,838

Securities available for sale	128,224	149,467
Federal Home Loan Bank and Federal Reserve Bank stock	1,647	1,494
Loans held for sale	2,432	5,902
Loans, net of allowance for loan losses of $3,906 in 2014 and $3,240 in 2013	405,059	377,172
Land, premises and equipment, net	21,157	21,938
Other real estate owned	7,456	7,534
Mortgage servicing rights	2,447	2,524
Goodwill	3,265	3,265
Intangible assets	—	90
Bank owned life insurance	8,109	—
Accrued interest receivable and other assets	5,343	5,682
Total assets	$611,854	$611,906
Liabilities
Noninterest-bearing deposits	$112,872	$105,652
Interest-bearing deposits	436,068	443,993
Total deposits	548,940	549,645
Other borrowings	3,600	4,800
Accrued interest payable and other liabilities	3,178	3,092
Total liabilities	555,718	557,537
Stockholders’ equity
Preferred stock, $50 par value; 20,000 shares authorized; none issued	—	—
Common stock, $1.25 par value; 2,000,000 shares authorized; issued 1,676,425 and 1,675,735 shares at December 31, 2014 and 2013, respectively and outstanding of 1,049,789 and 1,049,059 respectively	2,094	2,093
Additional paid in capital	9,607	9,447
Retained earnings	72,747	72,222
Accumulated other comprehensive income (loss), net	506	(575)
Treasury stock, 626,676 shares in 2014 and 2013 at cost	(28,818)	(28,818)
Total stockholders’ equity	56,136	54,369
Total liabilities and stockholders’ equity	$611,854	$611,906

(Dollars in thousands)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years ended December 31

	2014	2013	2012
Interest income
Loans	$18,371	$17,599	$18,233
Securities, taxable	1,491	1,354	2,038
Securities, tax-exempt	775	764	767
Interest bearing deposits in other financial institutions	104	205	251
Total interest income	20,741	19,922	21,289
Interest expense
Deposits	2,114	2,882	3,493
Other borrowings	150	192	34
Total interest expense	2,264	3,074	3,527
Net interest income	18,477	16,848	17,762
Provision for loan losses	1,350	2,243	1,771
Net interest income after provision for loan losses	17,127	14,605	15,991
Noninterest income
Trust fees	4,748	4,662	5,025
Income from mortgage banking	1,078	2,157	2,403
Service charges on deposit accounts	2,095	1,997	1,754
Realized securities gains, net	368	434	2,084
Other income	1,308	1,193	945
Total noninterest income	9,597	10,443	12,211
Noninterest expense
Salaries and employee benefits	13,283	12,789	12,787
Occupancy expense	3,252	3,049	2,814
FDIC Insurance	524	517	668
Other real estate owned	1,582	1,430	640
Other expense	6,943	5,915	5,778
Total noninterest expense	25,584	23,700	22,687
Income before income taxes	1,140	1,348	5,515
Provision for income taxes	90	372	1,893
Net income	$1,050	$976	$3,622
Basic earnings per share	$1.00	$.94	$2.68
Diluted earnings per share	$1.00	$.93	$2.68

(Dollars in thousands)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

At December 31

	2014	2013	2012
Net income	$1,050	$976	$3,622
Other comprehensive income (loss):
Unrealized appreciation (depreciation) on available for sale securities, net of taxes of $682, $(1,174), and $3 for 2014, 2013, and 2012, respectively	$1,323	$(2,280)	$5
Less: reclassification adjustment for realized gains included in net income, net of taxes of $126, $148, and $709 for 2014, 2013, and 2012, respectively	242	286	1,375
	$1,081	$(2,566)	$(1,370)
Comprehensive income (loss)	$2,131	$(1,590)	$2,252

(Dollars in thousands)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

Years ended December 31

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Treasury Stock	Total Stockholders’ Equity
Balances at December 31, 2011	$2,049	$8,237	$68,735	$3,361	$(10,756)	$71,626
Net income	—	—	3,622	—	—	3,622
Other comprehensive income (loss)	—	—	—	(1,370)	—	(1,370)
Purchase of 392,663 shares of treasury stock	—	—	—	—	(18,062)	(18,062)
Exercise of 24,502 stock options	30	865	—	—	—	895
Stock compensation - Directors	2	35	—	—	—	37
Stock compensation expense	—	113	—	—	—	113
Cash dividends declared $.50 per share	—	—	(589)	—	—	(589)
Balances at December 31, 2012	2,081	9,250	71,768	1,991	(28,818)	56,272
Net income	—	—	976	—	—	976
Other comprehensive income (loss)	—	—	—	(2,566)	—	(2,566)
Exercise of 667 stock options	1	21	—	—	—	22
Stock compensation expense	—	187	—	—	—	187
Cash dividends declared $.50 per share	—	—	(522)	—	—	(522)
Issuance of restricted stock	11	(11)	—	—	—	—
Balances at December 31, 2013	2,093	9,447	72,222	(575)	(28,818)	54,369
Net income	—	—	1,050	—	—	1,050
Other comprehensive income (loss)	—	—	—	1,081	—	1,081
Exercise of 1,000 stock options	1	31	—	—	—	32
Stock compensation expense	—	129	—	—	—	129
Cash dividends declared $.50 per share	—	—	(525)	—	—	(525)
Balances at December 31, 2014	$2,094	$9,607	$72,747	$506	$(28,818)	$56,136

(Dollars in thousands)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31

	2014	2013	2012
Cash flows from operating activities
Net income	$1,050	$976	$3,622
Adjustments to reconcile net income to net cash from operating activities:
Amortization and accretion of securities	561	1,037	1,176
Amortization of intangibles	90	181	180
Realized security gains, net	(368)	(434)	(2,084)
Depreciation	1,449	1,373	1,057
Loss (gain) on sale of premises and equipment	—	1	(3)
Gain on sales of loans	(990)	(2,636)	(3,415)
Loss on sale and valuation adjustments of other real estate owned	1,821	1,029	1,058
(Increase) decrease in mortgage loans held for sale	4,129	2,137	(264)
Amortization of mortgage servicing rights	408	506	1,012
Deferred tax benefit	60	196	(68)
Stock compensation expense, net	129	187	113
Provision for loan losses	1,350	2,243	1,771
(Increase) decrease in interest receivable and other assets	948	(91)	419
Increase (decrease) in interest payable and other liabilities	(1,139)	1,969	1,904
Net cash provided by operating activities	9,498	8,674	6,478
Cash flows from investing activities
Redemption of FHLB stock	—	—	847
Securities available for sale:
Proceeds from sales	23,322	21,662	38,789
Proceeds from maturities and calls	27,735	38,844	37,290
Purchases	(28,523)	(72,497)	(79,835)
Sale of other real estate owned	2,289	875	1,772
Increase in loans, net	(33,269)	(57,900)	(16,274)
Purchases of premises and equipment	(838)	(1,122)	(5,942)
Proceeds from sale of premises and equipment	170	25	526
Purchase of bank-owned life insurance	(8,109)	—	—
Net cash used by investing activities	(17,223)	(70,113)	(22,827)
Cash flows from financing activities
Proceeds from (repayment of) holding company borrowing	(1,200)	(1,200)	6,000
Net increase (decrease) in deposit activities	(705)	22,639	11,049
Cash dividends paid	(525)	(522)	(589)
Purchases of treasury stock	—	—	(18,062)
Exercise of stock options	32	22	932
Net cash provided (used) by financing activities	(2,398)	20,939	(670)
Net change in cash and cash equivalents	(10,123)	(40,500)	(17,019)
Cash and cash equivalents at beginning of year	36,838	77,338	94,357
Cash and cash equivalents at end of year	$26,715	$36,838	$77,338
Supplemental cash flows information
Interest paid	$2,278	$3,118	$3,589
Income taxes paid	$741	$1,173	$2,249
Transfer from loans to other real estate owned	$4,032	$5,167	$761

(Dollars in thousands)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I.                                        Summary of Significant Accounting Policies

Principles of Consolidation.  The consolidated financial statements of NI Bancshares Corporation (the “Corporation”) include the accounts of the Corporation and its wholly owned subsidiary, The National Bank & Trust Company of Sycamore (the “Bank”).  Significant intercompany transactions and accounts have been eliminated in consolidation.

Nature of Operations.  The Bank provides a variety of financial services to individuals and businesses in DeKalb, LaSalle and Kane Counties through its ten locations.  Branch offices include two locations in Sycamore, three locations in DeKalb, and one location in each of the towns of Elburn, Genoa, Leland, Serena and Sandwich.  The Bank’s primary deposit products are checking accounts, interest-bearing savings accounts, certificates of deposit, and individual retirement accounts.  The Bank’s primary lending products are commercial loans, real estate loans, and consumer loans.  The Bank also maintains a trust department and originates residential mortgage loans for sale in the secondary market.  The Bank is nationally chartered.  Deposits up to $250,000 are insured by the Federal Deposit Insurance Corporation.  The Bank is subject to the regulations and supervision of the Office of the Comptroller of the Currency.  The Corporation is subject to the regulations and supervision of the Federal Reserve Bank.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of the allowance for loan losses, the valuation of other real estate owned, the classification and valuation of securities, the determination of fair values of financial instruments, the impairment of goodwill and intangibles, mortgage servicing rights, and the status of contingencies.

Significant Concentrations of Credit Risk.  Most of the Corporation’s activities are with customers located within the Illinois counties of DeKalb, LaSalle and Kane.  Note III discusses the types of lending in which the Corporation is engaged.  The Corporation does not have any significant concentrations to any one industry, customer, or geographic location.

Cash and Cash Equivalents.  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.  Generally, federal funds are sold and purchased for one-day periods.  Customer deposit and loan activities are reported on a net basis.

At December 31, 2014, the Corporation’s cash accounts exceeded federally insured limits by approximately $11,973 thousand.

Securities.  Securities classified as available for sale are those debt or equity securities that the Bank intends to hold for an unspecified period of time, but not necessarily to maturity.  Unrealized gains or losses are reported as increases or decreases in a separate component of stockholders’ equity, net of the related deferred tax effect.

The amortization of premiums and the accretion of discounts on securities are deducted from and added to interest income.  Realized gains or losses on sales of securities are determined using the specific-identification method.  Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses.  In estimating other-than-temporary losses, management considers:  (1) the length of time and extent that the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and

(3) the intent of the Corporation to not sell the security or whether it is more likely than not that the Corporation will be required to sell the security before its anticipated recovery.

During 2014, 2013 and 2012, the bank initiated a strategy to sell certain held for sale investment securities, and subsequently reinvest the proceeds of those into similar held for sale investment securities.  The strategy included extending the weighted average maturity of a portion of the portfolio for interest rate risk purposes, and accelerated the recognition of income from the portion that was sold.  As a result, there was a gain of the sale of those securities of $368, $434 and $2,084 thousand gross before taxes, respectively.

Restricted Stock.  The Bank, as a member of the Federal Home Loan Bank of Chicago (FHLB), is required to maintain an investment in the capital stock of the Federal Home Loan Bank.  The Bank also maintains an investment in the capital stock of the Federal Reserve Bank (FRB).  For financial reporting purposes, such stock is carried at cost, which approximates fair value, based on the redemption provisions of each institution.

Loans Held for Sale.  Real estate loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate, as determined by outstanding commitments from investors.  Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained.  The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right.  Gains or losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Servicing Rights.  Servicing rights are recognized as assets for the allocated value of retained servicing rights on sold loans.  Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues.  Impairment is evaluated based on the fair value of the rights, using groupings of underlying loans as to loan term, rate and then, as to loan type.  Fair value is based upon discounted cash flows using market based assumptions.  Any impairment is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount.

Loans.  Loans are stated at the amount of unpaid principal, net of unearned income and the allowance for loan losses.  Interest on loans is accrued daily and is computed on the principal balance outstanding.

Loan origination fees, net of certain direct organization costs, are deferred and recognized as an adjustment of the yield of the related loans.

In general, interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection.  Consumer loans are typically charged off no later than 180 days past due.  In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for the loans placed on non-accrual are reversed against interest income.  Interest received on such loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses.  The allowance for loan losses is maintained at a level considered adequate to provide for probable incurred loan losses.  Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows discounted at the loan’s effective interest rate.  The allowance is increased by provisions charged to operating expense and reduced by net charge-offs.  Loans are charged off to the allowance for loan losses when and to the extent that they are deemed uncollectible by management.  Management makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, and other factors in determining the adequacy of the allowance.

Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components.  The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.  The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected.  Commercial and commercial real estate loans are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

Land, Premises, and Equipment.  Land is stated at historical cost.  Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets.  These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Other Real Estate Owned.  Real properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less the cost to sell at the date of the foreclosure establishing the new cost basis.  After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less the estimated cost to sell.  Revenue and expenses from the operations, changes in the valuation of the property, and gain or loss on the disposition of the property are included in other expenses or other income as incurred.

Earnings Per Share.  Basic earnings per share is calculated based on weighted-average common shares outstanding.  Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options and restricted stock awards.

Goodwill and Intangible Assets.  Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets.  Goodwill and indefinite-lived intangibles are evaluated annually for impairment or more frequently if impairment indicators are present.  A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying amount.  If, based on the evaluation, it is determined to be more likely than not that the fair valued is less than the carrying value, then the goodwill or indefinite-lived intangible is tested further for impairment.  If the implied fair value of goodwill or the fair value of the indefinite-lived intangible is lower than their carrying amounts, an impairment loss is recognized in an amount equal to the difference.  Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible assets consist of core deposits arising from a whole bank acquisition.  They are initially measured at fair value and then are amortized over their estimated useful lives.  These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Loan Commitments and Related Financial Instruments.  Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded.

Impairment of Long-Lived Assets.  The Corporation reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Transfers of Financial Assets.  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Trust Assets and Fees.  Assets of the Trust Department are not included in these consolidated financial statements because they are not assets of the Corporation or the Bank.  Fee income generated from trust services is primarily recorded on the accrual method.

Income Taxes.  Deferred income taxes are provided on temporary differences between financial statement and income tax reporting.  Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases.

Deferred tax assets are recognized for temporary differences that will be deductible in future years’ tax returns and for operating loss and tax credit carryforwards.  Deferred tax assets are recognized only if it is more likely than not that the tax position will be realized or sustained upon examination by the relevant taxing authority.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.  Deferred tax liabilities are recognized for temporary differences that will be taxable in future years.

Comprehensive Income (Loss).  Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss).  Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of taxes.  These unrealized gains and losses, net of taxes, are also recognized as separate components of equity.

Loss Contingencies.  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there are matters that will have a material effect to the Corporation, the Bank, or the Bank’s Trust Department or on the financial statements of the Corporation.

Stock Compensation Plans.  Compensation cost is measured using the fair value of an award on the grant dates and is recognized over the service period, which is usually the vesting period.  Compensation cost related to the non-vested portion of awards outstanding is based on the grant-date fair value of those awards.  The Corporation has an incentive stock option plan and restricted stock awards which are described more fully in Note IX.

Treasury Stock.  Common stock shares repurchased are recorded at cost.  Cost of shares retired or reissued is determined using the first-in, first-out method.

During 2012 the Corporation purchased 392,663 treasury shares.  This was primarily accomplished through two transactions, the first involving a negotiated purchase of shares from certain members of the Dutton Family and their affiliates, and the second involving a tender offer with our shareholders.  These treasury shares were all repurchased at $46 per share, a discount to the current book value per share.  Detailed information related to these transactions was provided to stockholders in an Offer to Purchase, dated November 1, 2012.  The total cost to capital of the Corporation was $16,940 thousand for these treasury shares.

II.                                   Securities

Amortized cost and fair values of securities classified as available for sale, with gross unrealized gains and losses at December 31, are summarized as follows (Dollars in thousands):

	U.S. Treasury	U.S. Government- Sponsored Entities	Obligations of States and Political Subdivisions	Certificates of Deposit	Equity Securities	Total Securities
2014
Amortized cost	$14,470	$79,816	$31,728	$988	$456	$127,458
Gross unrealized gains	2	536	694	—	—	1,232
Gross unrealized losses	(28)	(233)	(205)	—	—	(466)
Fair Value	$14,444	$80,119	$32,217	$988	$456	$128,224
2013
Amortized cost	$15,007	$94,907	$37,030	$988	$2,406	$150,338
Gross unrealized gains	10	117	854	—	—	981
Gross unrealized losses	(2)	(926)	(924)	—	—	(1,852)
Fair Value	$15,015	$94,098	$36,960	$988	$2,406	$149,467

The fair values of debt securities classified as available for sale, by contractual maturity, at December 31, 2014, are as follows (Dollars in thousands):

	1 year or less	Over 1-5 years	Over 5-10 years	Over 10 years	Total
U.S. Treasury	$5,000	$9,444	$—	$—	$14,444
U.S. government-sponsored entities	17,057	47,722	15,340	—	80,119
Obligations of states and political subdivisions	3,964	9,859	18,394	—	32,217
Certificates of deposit	—	988	—	—	988
Total	$26,021	$68,013	$32,734	$—	$127,768

Expected maturities may differ from contractual maturities because the borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.  Other equity securities include mutual funds, which have no maturity date.  Securities with a market value of $122.0 million and $121.0 million at December 31, 2014 and 2013, respectively, are pledged to secure public deposits and other purposes as required or permitted by law.

Amortized cost, gross realized gains, gross realized losses, and sales proceeds from available for sale securities sold, matured or called at December 31, are summarized as follows (Dollars in thousands):

	2014	2013	2012

Amortized cost	$50,689	$60,072	$73,995
Gross realized gains	546	435	2,093
Gross realized losses	(178)	(1)	(9)
Proceeds	$51,057	$60,506	$76,079

The following tables present investments’ gross unrealized losses and fair value at December 31, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (Dollars in thousands):

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2014
U.S. Treasury	$9,444	$(28)	$—	$—	$9,444	$(28)
U.S. government-sponsored entities	17,529	(43)	15,009	(190)	32,538	(233)
Obligations of states and political subdivisions	1,983	(17)	6,475	(188)	8,458	(205)
	$28,956	$(88)	$21,484	$(378)	$50,440	$(466)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2013
U.S. Treasury	$3,994	$(2)	$—	$—	$3,994	$(2)
U.S. government-sponsored entities	72,221	(926)	—	—	72,221	(926)
Obligations of states and political subdivisions	12,042	(597)	3,130	(327)	15,172	(924)
	$88,257	$(1,525)	$3,130	$(327)	$91,387	$(1,852)

At December 31, 2014, 37 U.S. Treasury, U.S. government-sponsored entities, and obligations of states and political subdivisions securities have an unrealized loss with aggregate depreciation of less than one-quarter percent of the Corporation’s amortized cost basis.  Management views fluctuation in agencies as temporary market fluctuations.  There were 19 securities with an unrealized loss for over 12 months.  The fair value is expected to recover as the bonds approach maturity.  The nature and quality of these investments remain adequate and continue to have a Moody’s rating of an “A” or above, as required by Bank policy.  Management views the losses associated with U.S. Treasury, U.S. government-sponsored entities, and obligations of states and political subdivisions securities to also be temporary market fluctuations.

III.                              Loans

Classes of loans at December 31 include (Dollars in thousands):

	2014	2013

Construction and land development	$14,199	$19,798
Farmland	20,488	17,397
Residential real estate	115,291	104,873
Nonresidential real estate	137,499	135,014
Agricultural production	12,530	12,968
Commercial	45,940	41,273
Loans to individuals	57,280	42,883
Other	5,738	6,206
Total loans and leases	$408,965	$380,412
Allowance for loan losses	(3,906)	(3,240)
Total loans and leases, net	$405,059	$377,172

The Bank maintains lending policies and procedures designed to focus lending efforts on the type, location and duration of loans most appropriate for its business model and markets.  The Bank’s principal lending activity is the origination of residential and commercial real estate loans, commercial loans, consumer loans and home equity lines of credit.  The primary lending market is located within the Illinois counties of DeKalb, LaSalle and Kane.  Generally, loans are collateralized by assets of the borrower and guaranteed by the principals of the borrowing entity.

The Board of Directors reviews and approves the Bank’s lending policy on an annual basis.  Quarterly, the Board reviews the allowance for loan losses and reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans.

The Bank does not accrue interest on any asset which is maintained on a cash basis because of deterioration in the financial position of the borrower, any asset for which payment in full of interest or principal is not expected, or any asset upon which principal or interest has been in default for a period of ninety days or more unless it is both well secured and in the process of collection.  A non-accrual asset may be restored to an accrual status when none of its principal and interest is due and unpaid, or when it otherwise becomes well secured and in the process of collection.

The Bank periodically performs an independent loan review of outstanding loans through the use of an outside third party.  The primary objective of the independent loan review function is to ensure the maintenance of a quality loan portfolio and minimize the potential for loan losses.  The loan review engagement is responsible for reviewing a sample of existing loans for compliance with internal policies and procedures.  In addition to reviewing loans for compliance, the loan review analyzes the appropriateness and timeliness of risk grading and problem loan identification by loan officers.

The Corporation categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors.  This analysis is performed on an annual basis, at a minimum.  The Corporation uses the following definitions for risk ratings:

Internal Risk Categories.  Loan grades are numbered 1 through 7.  Grades 1 through 4 are considered pass grades.  The grade of 5, or Special Mention, represents loans of lower quality and is considered criticized.  The grades of 6, or Substandard, and 7, or Doubtful, refer to assets that are classified.  The use and application of these grades by the bank will be uniform and shall conform to the bank’s policy.

Pass (1) loans are of superior quality with excellent credit strength and repayment ability providing a nominal credit risk.

Pass (2) loans are of above average credit strength and repayment ability providing only a minimal credit risk.

Pass (3) loans of reasonable credit strength and repayment ability providing an average credit risk due to one or more underlying weaknesses.

Pass (4) loans of the lowest acceptable credit strength and weakened repayment ability providing a cautionary credit risk due to one or more underlying weaknesses.  New borrowers are typically not underwritten within this classification.

Special Mention (5) assets have potential weaknesses that deserve management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date.  Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.  Ordinarily, special mention credits have characteristics which corrective management action would remedy.

Substandard (6) loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any.  Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful (7) loans classified as doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current known facts, conditions and values, highly questionable and improbable.

Risk characteristics applicable to each segment of the loan portfolio are described as follows:

Residential 1-4 Family: The residential 1-4 family real estate are generally secured by owner-occupied 1-4 family residences.  Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers.  Credit risk in these loans can be impacted by economic conditions within the Bank’s market areas that might impact either property values or a borrower’s personal income.  Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Non-residential Real Estate: Non-residential real estate loans typically involve larger principal amounts, and repayment of these loans is generally dependent on the successful operations of the property securing the loan or the business conducted on the property securing the loan.  These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate.  Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the Bank’s market areas.

Construction and Land Development Real Estate: Construction and land development real estate loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners.  Sources of repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained.  These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing.  Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economies in the Bank’s market areas.

Commercial: The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions.  The loans in this category are repaid primarily from the cash flow of a borrower’s principal business operation.  Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations.

Loans to individuals: The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes.  Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose.  Credit risk is driven by consumer economic factors (such as unemployment and general economic conditions in the Bank’s market area) and the creditworthiness of a borrower.

Agricultural Production and Farmland Loans: Agricultural production loans are generally comprised of seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans and term loans to fund the purchase of equipment.  Farmland loans are primarily comprised of loans for the purchase of farmland.  Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year base on industry developed estimates of farm input costs an expected commodity yields and prices.  Operating lines are typically written for one year and secured by the crop.  Loan-to-value ratios on loans secured by farmland generally do not exceed 65% and have amortization periods limited to twenty-five years.  Federal government-assistance lending programs through the Farm Service Agency are used to mitigate the level of credit risk when deemed appropriate.

The following table presents the credit risk profile of the Bank’s loan portfolio based on internal rating category and payment activity as of December 31, 2014 and 2013 (Dollars in thousands):

	Construction	Farmland	Residential Real Estate	Non Residential Real Estate	Agricultural Production	Commercial	Loans to Individuals	Other
2014
Loan Class
Pass	$11,274	$20,488	$109,412	$135,059	$12,530	$45,386	$57,280	$5,738
Special mention	—	—	—	1,261	—	—	—	—
Substandard	2,925	—	5,879	1,179	—	554	—	—
Doubtful	—	—	—	—	—	—	—
Total	$14,199	$20,488	$115,291	$137,499	$12,530	$45,940	$57,280	$5,738

	Construction	Farmland	Residential Real Estate	Non Residential Real Estate	Agricultural Production	Commercial	Loans to Individuals	Other
2013
Loan Class
Pass	$16,327	$16,505	$98,646	$129,428	$12,128	$38,282	$42,883	$6,206
Special mention	—	892	5,667	448	840	2,503	—	—
Substandard	3,471	—	560	5,138	—	488	—	—
Doubtful	—	—	—	—	—	—	—
Total	$19,798	$17,397	$104,873	$135,014	$12,968	$41,273	$42,883	$6,206

The Bank evaluates the loan risk grading system definitions and allowance for loan loss methodology on an ongoing basis.  No significant changes were made to either during the past year.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection.  Past due status is based on contractual terms of the loan.  In all cases, loans are placed on non-accrual or charged-off at the earlier date if collection of principal and interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following tables present the Corporation’s loan portfolio aging analysis at December 31 (Dollars in thousands):

	Construction	Farmland	Residential Real Estate	Non Residential Real Estate	Agricultural Production	Commercial	Loans to Individuals	Other	Total
2014
30-89 days past due	$—	$—	$192	$—	$—	$—	$707	$23	$922
90 days or greater past due or nonaccrual	—	—	168	6,327	—	551	92	2	7,140
Total past due and nonaccrual	—	—	360	6,327	—	551	799	25	8,062
Current loans	14,199	20,488	114,931	131,172	12,530	45,389	56,481	5,713	400,903
Total loans receivable	14,199	20,488	115,291	137,499	12,530	45,940	57,280	5,738	408,965
Total loans 90 days or greater and accruing	$—	$—	$—	$5,711	$—	$—	$92	$2	$5,805
2013
30-89 days past due	$—	$—	$312	$57	$—	$—	$529	$28	$926
90 days or greater past due or nonaccrual	—	—	770	4,791	—	347	75	—	5,983
Total past due and nonaccrual	—	—	1,082	4,848	—	347	604	28	6,909
Current loans	19,798	17,397	103,791	130,166	12,968	40,926	42,279	6,178	373,503
Total loans receivable	19,798	17,397	104,873	135,014	12,968	41,273	42,883	6,206	380,412
Total loans 90 days or greater and accruing	$—	$—	$209	$3,683	$—	$—	$75	$—	$3,977

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probably the Corporation will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan.  Impaired loans include non-performing commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.  These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired.  At December 31, 2014 and 2013, the Corporation had $895 and $907 thousand, respectively, of commercial and non-residential real estate loans, $76 and $76 thousand, respectively, in residential loans, and $1 and $5 thousand, respectively, in consumer loans that were modified in troubled debt restructurings and impaired and that were performing in accordance with their modified terms.

When economic concessions have been granted to borrowers who have experienced financial difficulties, the loan is considered a troubled debt restructuring.  These concessions typically result from our loss mitigation activities and could include: reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions.  Troubled debt restructurings are considered impaired at the time of restructuring and typically are returned to accrual status after considering the borrower’s sustained repayment performance, as agreed, for a reasonable period of at least six months or once the granted concessions have ended or are no longer applicable.

As of December 31, 2014 and 2013, the Bank had troubled debt restructurings, all modification of payment terms, with a recorded balance, at original cost, of $895 and $907 thousand, respectively, and consists of four commercial and non-residential real estate loans for both years, which are all performing in accordance with the modified terms of the loan.  All four loans were added as troubled debt restructuring during the fourth quarter of 2013.  There was no difference between pre-modification and post-modification balances.  As of December 31, 2014 and 2013, the loans totaling $895 and $907 thousand, respectively, are on non-accrual and considered impaired by the Bank.  Based on the fair value of the collateral, specific reserves required on the loans totaled $108 and $98 thousand as of December 31, 2014 and 2013, respectively.  During the years ended December 31, 2014 and 2013, there were no defaults of loans that had been modified as a troubled debt restructuring in the 12 month period prior to default.

The following tables present the impaired loan balances (loans on non-accrual status) at December 31 (Dollars in thousands):

	Construction	Farmland	Residential Real Estate	Non Residential Real Estate	Agricultural Production	Commercial	Loans to Individuals	Other
2014
Loans without a specific valuation allowance
Recorded balance	$—	$—	$92	$—	$—	$487	$—	$—
Unpaid principal balance	—	—	92	—	—	487	—	—
Specific allowance	—	—	—	—	—	—	—	—
Average investment in impaired loans	—	—	278	4,199	—	102	—	—
Loans with a specific valuation allowance
Recorded balance	$—	$—	$76	$616	$—	63	—	—
Unpaid principal balance	—	—	76	616	—	63	—	—
Specific allowance	—	—	66	108	—	31	—	—
Average investment in impaired loans	—	—	369	1,148	—	694	—	—
Total loans receivable									Total
Recorded balance	$—	$—	$168	$616	$—	$551	$—	$—	$1,335
Unpaid principal balance	$—	$—	$168	$616	$—	$551	$—	$—	$1,335
Specific allowance	$—	$—	$66	$108	$—	$31	$—	$—	$205
Average investment in impaired loans	$—	$—	$648	$5,346	$—	$796	$—	$—	$6,790
2013
Loans without a specific valuation allowance
Recorded balance	$—	$—	$299	$1,098	$—	$—	$—	$—
Unpaid principal balance	—	—	$299	$1,098	—	—	—	—
Specific allowance	—	—	—	—	—	—	—	—
Average investment in impaired loans	4,037	—	280	5,226	—	1,712	—	—
Loans with a specific valuation allowance
Recorded balance	$—	$—	$261	$—	$—	347	$—	$—
Unpaid principal balance	—	—	261	—	—	347	—	—
Specific allowance	—	—	112	—	—	107	—	—
Average investment in impaired loans	—	—	306	8,201	—	530	—	—
Total loans receivable									Total
Recorded balance	$—	$—	$560	$1,098	$—	$347	$—	$—	$2,005
Unpaid principal balance	$—	$—	$560	$1,098	$—	$347	$—	$—	$2,005
Specific allowance	$—	$—	$112	$—	$—	$107	$—	$—	$219
Average investment in impaired loans	$4,037	$—	$586	$13,427	$—	$2,242	$—	$—	$20,292

There was no interest income recognized on a cash basis or accrual basis, for 2014 or 2013 on impaired loans.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment methods at December 31 (Dollars in thousands):

	Construction	Farmland	Residential Real Estate	Non Residential Real Estate	Agricultural Production	Commercial	Loans to Individuals	Other Loans	Unallocated	Total
2014
Allowance for loan losses:
Balance, beginning of year	$473	$19	$700	$1,321	$14	$561	$122	$30	$—	$3,240
Provision charged to expense	(289)	68	762	(27)	21	(96)	699	212	—	1,350
Losses charged off	—	—	(324)	(179)	—	(71)	(270)	(132)	—	(976)
Recoveries	34	—	49	13	—	18	155	23	—	292
Balance, end of year	$218	$87	$1,187	$1,128	$35	$412	$706	$133	$—	$3,906
Ending balance: individually evaluated for impairment	$—	$—	$66	$108	$—	$31	$—	$—	$—	$205
Ending balance: collectively evaluated for impairment	$218	$87	$1,121	$1,020	$35	$381	$706	$133	$—	$3,701
Loans:
Ending balance	$14,199	$20,488	$115,291	$137,499	$12,530	$45,940	$57,280	$5,738	$—	$408,965
Ending balance: individually evaluated for impairment	$—	$—	$168	$616	$—	$551	$—	$—	$—	$1,335
Ending balance: collectively evaluated for impairment	$14,199	$20,488	$115,123	$136,883	$12,530	$45,389	$57,280	$5,738	$—	$407,630
2013
Allowance for loan losses:
Balance, beginning of year	$243	$23	$848	$2,040	$17	$456	$285	$7	$52	$3,971
Provision charged to expense	230	(4)	378	1,077	(3)	630	(150)	137	(52)	2,243
Losses charged off	—	—	(543)	(1,830)	—	(538)	(203)	(141)	—	(3,255)
Recoveries	—	—	17	34	—	13	190	27	—	281
Balance, end of year	$473	$19	$700	$1,321	$14	$561	$122	$30	$—	$3,240
Ending balance: individually evaluated for impairment	$—	$—	$112	$—	$—	$107	$—	$—	$—	$219
Ending balance: collectively evaluated for impairment	$473	$19	$588	$1,321	$14	$454	$122	$30	$—	$3,021
Loans:
Ending balance	$19,798	$17,397	$104,873	$135,014	$12,968	$41,273	$42,883	$6,206	$—	$380,412
Ending balance: individually evaluated for impairment	$—	$—	$560	$1,098	$—	$347	$—	$—	$—	$2,005
Ending balance: collectively evaluated for impairment	$19,798	$17,397	$104,313	$133,916	$12,968	$40,926	$42,883	$6,206	$—	$378,407

Management’s opinion as to the ultimate collectability of loans is subject to estimates regarding future cash flows from operations and the value of property, real and personal, pledged as collateral.  These estimates are affected by changing economic conditions and the economic prospects of borrowers.

Allowance for Loan Losses

The allowance for loan and lease losses (“allowance”) represents management’s estimate of the reserve necessary to adequately account for probable losses that could ultimately be realized from current loan exposures.  In determining the adequacy of the allowance, management relies predominately on a disciplined credit review and approval process.  The review process is directed by overall lending policy and is intended to identify, at the earliest possible stage, borrowers who might be facing financial difficulty.

Loans for which it is probable that the Bank will not collect all principal and interest due according to the contractual terms are identified as impaired.  The impairment for each applicable loan is quantified, and specific loss exposures are allocated within the allowance.  Loans that are in nonaccrual status are generally considered impaired.

A detailed analysis is performed on each loan that is not impaired, but poses sufficient risk to warrant in-depth review.  These are loans that have been classified as substandard or are on the Bank’s internal watch list.  Due to the elevated risk inherent in these loans, management has determined that it is appropriate to quantify the potential loss within the pool of classified loans by estimating each loan’s collateral shortfall.  These collateral shortfall estimates are incorporated in the determination of the adequacy of the allowance.

In estimating the risk of loss in the remaining portion of the loan portfolio identified as non-classified, management establishes base loss estimations which are derived from the historical loss experience over the past three calendar years.  These base loss estimations are then adjusted after consideration of nine different qualitative factors.

IV.                               Loan Servicing

Real estate loans serviced for others are not included in the accompanying consolidated balance sheets.  The risks inherent in mortgage servicing assets relate primarily to changes in prepayments that result from shifts in mortgage interest rates.  The unpaid principal balances of mortgage loans serviced for others was $352.8 million and $356.7 million at December 31, 2014 and 2013, respectively.  The fair value of mortgage servicing rights at December 31, 2014 and 2013 was approximately $3.1 million and $3.3 million, respectively.  The fair value of servicing rights was determined using discount rates ranging from 9.50 to 10.00 percent and prepayment speeds principally ranging from 9.03 to 11.20 percent, depending on the stratification of the specific right.

The Corporation changed its method of amortizing mortgage servicing rights during 2013 from the straight-line amortization method to a methodology based on anticipated prepayment assumptions.  Amortization expense for 2013 would have been $1,068 thousand if the straight-line method was used.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $3.7 million and $4.1 million at December 31, 2014 and 2013, respectively.

Following is a summary of the mortgage servicing rights capitalized and amortized (Dollars in thousands):

	2014	2013	2012
Balance, beginning of year	$2,524	$2,183	$1,876
Mortgage servicing rights capitalized	331	847	1,319
Mortgage servicing rights amortized	(408)	(506)	(1,012)
Recorded balance, end of year	$2,447	$2,524	$2,183
Fair value, end of year	$3,138	$3,273	$2,183

V.                                    Land, Premises, and Equipment

A summary of land, premises, and equipment by asset classification at December 31 is as follows (Dollars in thousands):

	2014	2013
Land	$7,895	$7,895
Premises	17,697	18,297
Furniture, fixtures, and equipment	7,867	7,917
Vehicles	110	110
	33,569	34,219
Accumulated depreciation	(12,412)	(12,281)
Land, premises, and equipment, net	$21,157	$21,938

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was $1.4 million, $1.4 million and $1.1 million, respectively.  Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.  Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2014, pertaining to banking premises and equipment, future minimum rent commitments under various operating leases are as follows for years ended December 31 (Dollars in thousands):

2015	2016	2017	2018	2019	Thereafter	Total
$303	$306	$191	$79	$79	$298	$1,257

The leases contain options to extend for periods from five to 50 years.  The cost of exercising such options is not included above.  Total rent expense for the years ended December 31, 2014, 2013 and 2012 amounted to approximately $336, $334, and $426 thousand, respectively.

VI.          Deposits

Time deposits greater than or equal to $100 thousand were $65.3 million and $72.3 million at December 31, 2014 and 2013, respectively.  Interest expense on these deposits was $0.8 million, $1.1 million, and $1.4 million in 2014, 2013 and 2012, respectively.

At December 31, 2014 the scheduled maturities of time deposits are as follows (Dollars in thousands):

2015	2016	2017	2018	2019	Total
$66,577	$26,867	$32,074	$14,084	$11,810	$151,412

Interest-bearing deposits at December 31 consist of the following (Dollars in thousands):

	NOW and Money Market	Savings	Time, $100,000 and over	Time, Other	Total
2014	$229,355	$55,301	$65,267	$86,145	$436,068
2013	$225,263	$53,326	$72,339	$93,065	$443,993

The aggregate amount of deposit overdrafts included in loans at December 31, 2014 and 2013 was $244 and $191 thousand, respectively.

VII.         Borrowings

The Bank has the ability to borrow from the Federal Home Loan Bank, with borrowings collateralized by first mortgage loans, multifamily, and farmland loans under a blanket lien agreement in the amount of approximately $60 million.  Based on this collateral and the Bank’s holdings of FHLB stock, the Bank is eligible to borrow up to approximately $38 million at year-end 2014.

During 2012, and in conjunction with the purchase of 392,663 treasury shares of stock, the Corporation borrowed $6 million from a correspondent bank pursuant to a newly established line of credit.  The borrowings bear an interest rate equal to the lender’s prime rate, with a minimum rate of 3.25%.  At December 31, 2014, the rate was 3.25% and the balance outstanding was $3.6 million.  The Corporation was required to make quarterly interest-only payments on this line of credit through December 31, 2013, after which, in addition to quarterly interest payments, the Corporation must make equal annual principal payments of $1.2 million through December 31, 2017, when the line of credit matures.  There is no prepayment penalty associated with the borrowing, should the Corporation decide to repay the debt prior to maturity.

As of December 31, 2014, the Bank was not in compliance with one of the note covenants relating to annual return on assets.  The note contains certain covenants including financial covenants for the Bank which must be met at all times.  Should the Corporation or the Bank be found not compliant with them during the term of the note, there are remedies the issuing financial institution shall have the right to enforce including that the note could become immediately due and payable.  The issuing financial institution has approved the noncompliance for the fourth quarter ended December 31, 2014.

VIII.       Income Taxes

Income taxes reflected in the consolidated statements of operations consist of the following (Dollars in thousands):

	2014	2013	2012
Current payable:
Federal	$30	$96	$1,234
State	—	80	727
Deferred tax benefit	60	196	(68)
Income tax expense	$90	$372	$1,893

The Corporation’s income tax expense (benefit) differed from the federal statutory rate of 34%, as indicated in the following analysis (Dollars in thousands):

	2014	2013	2012

Tax based on statutory rate	$388	$458	$1,875
State taxes, net of federal tax benefit	(106)	53	390
Effect of tax-exempt income	(310)	(276)	(314)
Other, net	118	137	(58)
Income tax expense	$90	$372	$1,893

The Corporation has the following deferred tax assets and liabilities at December 31 (Dollars in thousands):

	2014	2013

Deferred tax assets	$3,107	$2,982
Deferred tax liabilities	(2,782)	(2,637)
Net deferred tax expense	$325	$345

The components of deferred income taxes were principally related to the allowance for loan losses, other real estate owned write-downs, differences in amortization of core deposit intangible assets, depreciation, and mortgage servicing rights.  Deferred tax liabilities related to unrealized losses and gains on securities available for sale are $260 and $296 thousand at December 31, 2014 and 2013, respectively.

The Corporation files income tax returns in the U.S. federal jurisdiction and the State of Illinois.  The Corporation is no longer subject to U.S. federal or state income tax examination by tax authorities for years before 2011.

IX.          Employee Benefits

Substantially all employees are covered by a profit sharing plan.  The contribution, determined in accordance with the provisions of the plan, was $172 thousand, $123 thousand, and $207 thousand in 2014, 2013, and 2012, respectively.

Under the Corporation’s Employee Stock Option Plan, the Corporation may grant options to its key employees for up to 100,000 shares of common stock.  The exercise price of each option equals the market price of the Corporation’s stock on the date of grant and the option’s maximum term is ten years.  The vesting period is three years from the date of grant.  GAAP provisions require that compensation cost relating to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued.  For the year ended December 31, 2012, the Corporation recognized $113 thousand in compensation expense for stock options.  For the year ended December 31, 2013, the Corporation recognized $97 thousand in compensation expense for stock options.  For the year ended December 31, 2014, the Corporation recognized no compensation expense for stock options.

The activity in the plan is summarized as follows:

	2014			2013
	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)
Outstanding at beginning of year	85,998	$47.62		88,998	$47.09
Granted	—	—		—	—
Exercised	(1,000)	32.00		(667)	32.00
Forfeited/expired	—	—		(2,333)	37.47
Outstanding at end of year	84,998	$47.48	3.5	85,998	$47.62	4.8
Options exercisable at year-end	84,998	$47.48	3.5	77,665	$49.29	4.1

	2014		2013
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options, beginning of year	8,333	$32.00	19,333	$32.00
Granted	—	—	—	—
Vested	(8,333)	32.00	(11,000)	32.00
Forfeited/expired	—	—	—	—
Non-vest options, at year end	—	$—	8,333	$32.00

The fair value of each option is estimated using Black-Scholes option-pricing model which requires the use of subjective valuation assumptions.  The expected volatility is based on historical volatility of the Corporation’s stock price.  The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant.  The expected life is based on historical exercise experience.  The dividend yield assumption is based on the Corporation’s history and expectation of dividend payouts.  There were no options granted in 2013 or 2014.

At December 31, 2014, there was no unrecognized cost related to non-vested stock options granted under the Employee Stock Option Plan.

The following table summarizes restricted stock activity:

	2014		2013
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Balance, beginning of year	8,959	$40.00	—	$—
Granted	—	—	8,959	40.00
Forfeited	(888)	40.00	—	—
Earned and issued	(2,250)	40.00	—	—
Balance, end of period	5,821	$40.00	8,959	$40.00

The fair value of the restricted stock awards is amortized to compensation expense over the vesting period (forty months) and is based on the market price of the Corporation’s common stock at the date of grant multiplied by the number of shares granted that are expected to vest.  At the date of grant the par value of the shares granted was recorded in equity as a credit to common stock and a debit to paid-in capital.  The weighted-average grant date fair value of restricted stock granted during the year ended December 31, 2014 was $40.00 per share or $358 thousand.  Stock-based compensation expense for restricted stock for the year ended December 31, 2013 was $90 thousand.  Stock-based compensation expense for restricted stock during the year ended December 31, 2014 was $129 thousand.  Unrecognized compensation expense for non-vested restricted stock awards was $139 thousand and is expected to be recognized over a weighted average period of 34 months.

X.            Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers, significant stockholders, and their affiliates or associates (related parties).  Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Annual loan activity consisted of the following (Dollars in thousands):

	2014	2013

Beginning balance	$1,129	$1,163
New loans/advances	194	46
Repayments	(245)	(80)
Ending balance	$1,078	$1,129

Deposits from related parties held by the Bank at December 31, 2014 and 2013 amounted to $3.2 million and $3.7 million, respectively.

XI.          Commitments and Contingencies

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities that are not reflected in the accompanying consolidated financial statements.  The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved with extending loans to customers and is subject to the Bank’s credit policies.  Collateral or other security is normally not obtained for these financial instruments prior to their use and many of the commitments are expected to expire without being used.

The following commitments existed at December 31 (Dollars in thousands):

	2014	2013

Commitments to extend credit
Fixed	$33,441	$26,551
Variable	25,597	24,400
Standby letters of credit	$483	$211

XII.        Regulatory Matters

The Bank is required to maintain average reserve balances with the Federal Reserve Bank based upon deposit levels and other factors.  The amount of those reserve balances for the years ended December 31, 2014 and 2013 was approximately $100 thousand.

Dividends are paid by the Corporation from its funds which are mainly provided by dividends from the Bank.  However, national banking regulations and capital guidelines limit the amount of dividends that may be paid by banks.

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies.  Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators.  Failure to meet capital requirements can initiate regulatory action.  Prompt corrective action provisions are not applicable to bank holding companies.  Furthermore, the Bank’s regulators could require adjustments to regulatory capital not reflected in the financial statements.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If under-capitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At December 31, 2014, the most recent notification from the Bank’s and Corporation’s regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables.  There are no conditions or events since the notification that management believes have changed the Bank’s category.  The Bank’s and the consolidated Corporation’s actual capital amounts and ratios at December 31 are presented in the table.

Actual and required capital amounts and ratios are presented below at year-end (Dollars in thousands):

	Actual		Minimum for Capital Adequacy Purposes		Minimum to Be Well- Capitalized Under Bank Regulatory Capital Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2014
Total capital to risk weighted assets
Consolidated	$56,026	12.49%	$35,885	8.00%	N/A	N/A
Bank	58,957	13.15	35,867	8.00	$44,834	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	52,121	11.62	17,942	4.00	N/A	N/A
Bank	55,052	12.28	17,932	4.00	26,898	6.00
Tier 1 (core) capital to average assets
Consolidated	52,121	8.09	25,768	4.00	N/A	N/A
Bank	55,052	8.55	25,908	4.00	32,194	5.00

2013
Total capital to risk weighted assets
Consolidated	54,577	12.89%	$35,995	8.00%	N/A	N/A
Bank	56,952	13.53	33,675	8.00	$42,093	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	51,337	12.13	15,931	4.00	N/A	N/A
Bank	53,712	12.76	16,838	4.00	25,256	6.00
Tier 1 (core) capital to average assets
Consolidated	51,337	8.04	25,306	4.00	N/A	N/A
Bank	53,712	8.42	25,675	4.00	31,895	5.00

XIII.       Earnings Per Share

The factors used in the earnings per share computation are as follows (Dollars in thousands, except per share data):

	2014			2013			2012
	Income	Weighted- Average Shares	Per Share Amount	Income	Weighted- Average Shares	Per Share Amount	Income	Weighted- Average Shares	Per Share Amount
Basic earnings per share
Net income	$1,050	1,048,923	$1.00	$976	1,043,765	$.94	$3,622	1,352,929	$2.68
Effect of assumed exercise of stock options and restricted stock awards		1,831			9,786			N/A
Diluted earnings per share
Net Income	$1,050	1,050,754	$1.00	$976	1,053,551	$.93	$3,622	1,352,929	$2.68

Options to purchase 68,500, 68,500, and 88,998 shares of common stock were outstanding at December 31, 2014, 2013 and 2012, but were not included in the computation of diluted EPS because the options exercise price was greater than the average market price of the common shares for each period.

XIV.       Fair Value Measurements

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1        Quoted prices in active markets for identical assets

Level 2        Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3        Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Available for Sale.  Securities classified as available for sale are reported at fair value utilizing Level 2 inputs.  Except for equity securities, unadjusted quoted prices in active markets for identical assets are utilized to determine fair value at the measurement date, which are considered Level 1 inputs.  For all other securities, the Corporation obtains fair value measurements from an independent pricing service.  The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond’s terms and conditions, among other things.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  At December 31, 2013, other real estate owned measured at fair value was $7.5 million using a combination of observable inputs, including recent appraisals and unobservable inputs based on customized discounting criteria.  Due to the significance of the unobservable inputs, all other real estate owned fair values have been classified as Level 3.  Financial assets and financial liabilities, excluding impaired loans, measured at fair value on a nonrecurring basis were not significant at December 31, 2014 and 2013.

The following tables summarize financial assets measured at fair value at December 31, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value (Dollars in thousands):

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Level 4 Inputs
2014
Recurring:
Equity securities	$456	$—	$—	$456
Securities available for sale	$—	$127,768	$—	$127,768
Nonrecurring:
Impaired loans	$—	$—	$1,069	$1,069
Other real estate owned	$—	$—	$3,375	$3,375

2013
Recurring:
Equity securities	$2,405	$—	$—	$2,405
Securities available for sale	$—	$147,061	$—	$147,061
Nonrecurring:
Impaired loans	$—	$—	$916	$916
Other real estate owned	$—	$—	$832	$832

XV.         Fair Value of Financial Instruments

The carrying amount and fair value of the Corporation’s other financial instruments at December 31 are set forth below (Dollars in thousands):

	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$26,715	$26,715	$36,838	$36,838
Restricted stock	1,647	1,647	1,494	1,494
Loans held for sale	2,432	2,432	5,902	5,902
Loans, net	405,059	405,027	377,172	377,166
Accrued interest receivable	3,369	3,369	2,820	2,820

Financial liabilities:
Deposits	$548,940	$513,334	$549,645	$502,487
Other borrowings	3,600	3,600	4,800	4,800
Accrued interest payable	52	52	66	66

Commitments to originate loans	—	—	—	—

Letters of credit	—	—	—	—

Lines of credit	—	—	—	—

Forward sale commitments	—	—	—	—

Nonrecurring Measurements.  Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.  For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Other Real Estate Owned.  Other real estate owned (OREO) is carried at fair value, less estimated cost to sell when the real estate is acquired.  Estimated fair value of OREO is based on appraisals or evaluations.  OREO is classified within Level 3 of the fair value hierarchy.

Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed necessary by the Bank’s management.  Appraisals are reviewed for accuracy and consistency by the Bank.  Appraisers are selected from the list of approved appraisers maintained by management.

Collateral-dependent Impaired Loans, Net of ALLL.  The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell.  Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Bank considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value.  Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Bank’s management.  Appraisals are reviewed for accuracy and consistency by the Bank.  Appraisers are selected from the list of approved appraisers maintained by management.  The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral.  These discounts and estimates are developed by the credit department by comparison to historical results.

Unobservable (Level 3) Inputs.

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements other than goodwill (Dollars in thousands):

	Fair Value at 12/31/14	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Other real estate owned	$3,375	Market comparable properties	Comparability adjustments (%)	Not available
Collateral-dependent impaired loans	$1,069	Market comparable properties	Marketability discount	10% – 15% (12)%

	Fair Value at 12/31/13	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Other real estate owned	$832	Market comparable properties	Comparability adjustments (%)	Not available
Collateral-dependent impaired loans	$916	Market comparable properties	Marketability discount	10% – 15% (12)%

Sensitivity of Significant Unobservable Inputs.  The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

The following follows the Fair value table:

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheet at amounts other than fair value.

Cash and Cash Equivalents.  The carrying amount approximates fair value.

Loans Held for Sale.  The carrying amount approximates fair value due to the insignificant time between origination and date of sale.  The carrying amount is the amount funded and accrued interest.

Loans.  Fair value is estimated by discounting the future cash flows using the market rates at which similar notes would be made to borrowers with similar credit ratings and for the same remaining maturities.  The market rates used are based on current rates the Bank would impose for similar loans and reflect a market participant assumption about risks associated with nonperformance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

Restricted Stock.  Fair value is estimated at book value due to restrictions that limit the sale or transfer of such securities.

Accrued Interest Receivable and Payable.  The carrying amount approximates fair value.  The carrying amount is determined using the interest rate, balance and last payment date.

Deposits and Other Borrowings.  Fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities.  The market rates used were obtained from a knowledgeable independent third party and reviewed by the Corporation.  The rates were the average of current rates offered by local competitors of the bank subsidiaries.

The estimated fair value of demand, NOW, savings, money market deposits, and other borrowings is the book value since rates are regularly adjusted to market rates and amounts are payable on demand at the reporting date.

Commitments to Originate Loans, Forward Sale Commitments, Letters of Credit and Lines of Credit.  The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.  For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of commitments to sell securities is estimated based on current market prices for securities of similar terms and credit quality.

The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

XVI.       Accumulated Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), included in stockholders’ equity are as follows (Dollars in thousands):

	2014	2013
Net unrealized gains (loss) on available for sale securities	$766	$(871)
Tax effect	(260)	296
Net-of-tax amount	$506	$(575)

Amounts reclassified from accumulated other comprehensive income and the affected line items in the statements of income during the years ended December 31 were as follows:

	2014	2013	2012	Affected line item in the statements of income
Unrealized gains on securities available for sale	$368	$434	$2,084	Net realized gains of sales of available for-sale securities
Tax effect	(126)	(148)	(709)	Income taxes
Total reclassification out of accumulate other comprehensive income	$242	$286	$1,375	Net reclassified amount

XVII.     Goodwill and Acquired Intangible Assets

The Corporation’s goodwill and intangible assets are as follows.  There was no impairment of goodwill or intangible assets in 2014 or 2013 (Dollars in thousands):

	2014	2013
Goodwill	$3,265	$3,265
Core deposit intangibles	$1,805	$1,805
Non-compete agreement	375	375
Intangible assets	2,180	2,180
Less accumulated amortization	2,180	2,090
Total intangible assets	$—	$90

Aggregate amortization expense for years ended December 31, 2014, 2013 and 2012 was $90, $181 and $180 thousand, respectively.

XVIII.   Subsequent Events

Management evaluated subsequent events through February 27, 2015, the date the consolidated financial statements were available to be issued.  Events or transactions occurring after December 31, 2014, but prior to February 27, 2015 that provided additional evidence about conditions that existed at December 31, 2014, have been recognized in the consolidated financial statements for the year ended December 31, 2014.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2014, but arose before the consolidated financial statements were available to be issued, have not been recognized in the consolidated financial statements for the year ended December 31, 2014.

This information is an integral part of the accompanying consolidated financial statements.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

between

FIRST MIDWEST BANCORP, INC.,

and

NI BANCSHARES CORPORATION

Dated as of November 12, 2015

(continued)

(continued)

9.8	Entire Understanding; No Third Party Beneficiaries	A-73
9.9	Counterparts	A-74
9.10	Severability	A-74
9.11	Subsidiary and Affiliate Action	A-74
9.12	Other Remedies; Specific Performance	A-74
9.13	Assignment	A-75

AGREEMENT AND PLAN OF MERGER, dated as of November 12, 2015 (this “Agreement”), between NI Bancshares Corporation, a Delaware corporation (the “Company”), and First Midwest Bancorp, Inc., a Delaware corporation (“Parent”).

RECITALS

A.            The Proposed Transaction. Upon the terms and conditions of this Agreement, the parties intend to effect a strategic business combination pursuant to which the Company will merge with and into the Parent (the “Merger”). Parent will be the surviving corporation in the Merger (the “Surviving Corporation”). It is the intention of Parent that, following the Merger, The National Bank & Trust Company of Sycamore, a wholly-owned Subsidiary of the Company (“Company Bank Sub”), will merge with and into First Midwest Bank, a wholly-owned Subsidiary of Parent (“Parent Bank Sub”), with Parent Bank Sub being the surviving bank (the “Bank Merger”).

B.            Board Determinations. The respective boards of directors of the Company and Parent have each determined that the Merger and the other transactions contemplated hereby are consistent with, and will further, their respective business strategies and goals, and are in the best interests of their respective stockholders, and, therefore, have approved, this Agreement, the Merger and the other transactions contemplated hereby.

C.            Intended Tax Treatment. The parties intend the Merger to be treated as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the “Code”). The parties intend that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Section 354 and 361 of the Code.

D.            Common Voting Agreements. As an inducement to and condition of Parent’s willingness to enter into this Agreement, certain stockholders of the Company, listed on Annex 1-A hereto, are concurrently entering into voting agreements, the form of which is attached hereto as Annex 1-B (the “Common Voting Agreements”), pursuant to which, among other things, such persons agree to vote all of their shares of Company Common Stock in favor of approval of this Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated hereby.

E.            Non-Competition Agreements. As an inducement to and condition of Parent’s willingness to enter into this Agreement, each of the stockholders, directors and executive officers of the Company listed on Annex 2-A is concurrently entering into confidentiality, non-solicitation and non-competition agreements, the form of which is attached hereto as Annex 2-B (the “Non-Competition Agreements”), pursuant to which, among other things, such persons are prohibited from competing with the business conducted by the Company and its Subsidiaries.

NOW, THEREFORE, in consideration of the premises, and of the mutual representations, warranties, covenants and agreements contained in this Agreement, the Company and Parent agree as follows:

ARTICLE 1

Definitions; Interpretation

1.1          Definitions. This Agreement uses the following definitions:

“Acquisition Proposal” means (1) a tender or exchange offer to acquire more than fifteen percent (15%) of the voting power in the Company or any of its Significant Subsidiaries, (2) a proposal for a merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries or (3) any other proposal or offer to acquire in any manner more than fifteen percent (15%) of the voting power in, or more than fifteen percent (15%) of the business, assets or deposits of, the Company or any of its Significant Subsidiaries, other than the transactions contemplated hereby.

“Acquisition Transaction” means, with respect to a person, (1) a merger, consolidation or other business combination transaction involving that person or any of its Subsidiaries (other than mergers, consolidations or other business combination transactions involving solely that person and/or one or more of its wholly owned Subsidiaries, provided that any such transaction is not entered into in violation of the terms of this Agreement), (2) a purchase, lease or other acquisition of more than fifteen percent (15%) of the business, assets or deposits of that person or any of its Subsidiaries or (3) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing more than fifteen percent (15%) of the voting power of that person or any of its Subsidiaries or more than fifteen percent (15%) of the outstanding securities of any class or series of any securities of that person or any of its Subsidiaries.

“Affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or are under common control with such person. For the purposes of the definition of Affiliate, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (1) ownership, control or power to vote twenty-five percent (25%) or more of the outstanding shares of any class of voting securities of such person; (2) control, in any manner, over the election of a majority of the directors, trustees, general partners or managing members (or individuals exercising similar functions) of such person; or (3) the ability to exercise a controlling influence over the management or policies of such person.

“Average Trigger Parent Stock Price” means the per share volume weighted average price of the Parent Common Stock on NASDAQ from 9:30 a.m. to 4:00 p.m., Eastern Time, for the fifteen (15) consecutive NASDAQ trading days ending on and including the trading day immediately preceding the Determination Date as found on Bloomberg page FMBI<equity>VWAP (or its equivalent successor page if such page is not available), or if such volume weighted average price is unavailable, the market price of one share of Parent Common Stock during such period determined, using a volume weighted average method, by Sandler O’Neill & Partners, L.P. and reasonably agreed to by Company FA.

“Bank Merger Act” means the Bank Merger Act of 1960.

“Benefit Arrangement” means, with respect to the Company or Parent, each of the following under which any of its current or former employees or directors has any present or future right to benefits and (1) that is sponsored or maintained by it or its Subsidiaries, or (2) under which it or its Subsidiaries has any present or future liability: each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each stock purchase, stock option, restricted stock, performance share, stock appreciation right, equity, severance, retirement, employment, consulting, change-in-control, fringe benefit, bonus, incentive, retention, deferred compensation, paid time off benefits and other employee benefit plan, agreement, program, policy or other arrangement or any other plan, agreement, understanding or arrangement pursuant to which any current or former employee or director of it or any of its Subsidiaries is entitled or may have a claim or right to any compensation, payment, security or benefit from it or any of its Subsidiaries (with respect to any of the preceding, whether or not subject to ERISA).

“BHC Act” means the Bank Holding Company Act of 1956.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act.

“Company Board” means the board of directors of the Company.

“Company Common Stock” means the common stock, par value $1.25 per share, of the Company.

“Company Severance Policy” means, with respect to the Company and its Subsidiaries, the NI Bancshares Corporation General Severance Plan, adopted July 2, 2015, and any other similar broad based severance plan, other than the Executive Severance Plan.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Confidentiality Agreement” means the confidentiality agreement between Parent, Company FA and Company, dated July 15, 2015.

“Constituent Documents” means the charter or articles or certificate of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement or operating agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, understanding, arrangement or commitment to which such person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their assets or properties may be subject, whether or not in writing, and whether express or implied.

“Conversion” means the conversion of the processing, reporting, payment and other operating systems from those of Company Bank Sub to those of Parent Bank Sub.

“Determination Date” shall mean the first day on which all Requisite Regulatory Approvals have been received (disregarding any waiting period).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Common Shares” means shares of Company Common Stock that are held or beneficially owned by a person who has properly exercised appraisal, dissenters or similar rights under applicable law.

“Environmental Laws” means all statutes, rules, regulations, ordinances, codes, orders, decrees, binding judicial determinations and any other laws (including common laws) of any foreign, federal, state, local, and any other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning pollution, Hazardous Materials, or protection of human health, safety or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Common Shares” means shares of Company Common Stock beneficially owned by Parent (other than shares held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in the Company’s treasury.

“FDIC” means the Federal Deposit Insurance Corporation.

“Final Index Price” means the average of the daily closing value of the Index for the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the Determination Date.

“Fully Diluted Number” means the sum of (a) the aggregate number of outstanding shares of Company Common Stock immediately prior to the Effective Time (for the avoidance of doubt including Dissenting Common Shares and Restricted Company Common Stock but excluding Excluded Common Shares), plus (b) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all In the Money Company Stock Options outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.

“Hazardous Materials” means any hazardous or toxic substances, materials, wastes, pollutants, contaminants or harmful substances, including petroleum compounds, asbestos, mold and lead and any other substance regulated under or which may give rise to liability under any Environmental Law.

“In the Money Company Stock Options” means all Company Stock Options outstanding immediately prior to the Effective Time, the exercise price per share of which is less than (but not equal to) the Merger Consideration Value Per Share.

“Intellectual Property” means all (i) trademarks, service marks, brand names, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (iii) Trade Secrets; (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights.

“Index” means the KBW Regional Banking Index (KRX) or, if such Index is not available, such substitute or similar index as substantially replicates the KBW Regional Banking Index (KRX).

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Index Price” means $86.4187, the average of the daily closing value of the Index for the fifteen (15) consecutive trading days ending on and including the trading day immediately preceding the date of this Agreement.

“Initial Parent Market Price” means $18.2569, the per share volume weighted average price of the Parent Common Stock on NASDAQ from 9:30 a.m. to 4:00 p.m., Eastern Time, for the fifteen (15) consecutive NASDAQ trading days ending on and including the trading day immediately preceding the date of this Agreement as found on Bloomberg page FMBI<equity>VWAP (or its equivalent successor page if such page is not available).

“IRS” means the Internal Revenue Service.

“IT Assets” means the Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” means, with respect to: (i) the Company, (A) those facts and other matters actually known to Michael A. Cullen, President and Chief Executive Officer of the Company, David N. McCoy, Chief Financial Officer of the Company or any other executive officer of the Company or Company Bank Sub; and (B) those facts and other matters that Michael A. Cullen, David N. McCoy or any other executive officer of the Company or Company Bank Sub could reasonably be expected to know or be aware of given each individual’s position and responsibilities at the Company and the Company Bank Sub after making reasonable inquiry, and (ii) Parent, (A) those facts and other matters actually known to the Chief Executive Officer, the Chief Financial Officer or the General Counsel of Parent; and (B) those facts and other matters that the Chief Executive Officer, the Chief Financial Officer or the General Counsel of Parent could reasonably be expected to know or be aware of given each individual’s position and responsibilities at the Parent and Parent Bank Sub after making reasonable inquiry.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, encumbrance, option, right to acquire or adverse interest.

“Loan Loss Reserve” means the Company Bank Sub’s reserve for Extension of Credit losses, determined in accordance with GAAP, all applicable laws, rules and regulations and if, not inconsistent with the foregoing, the Company Bank Sub’s ordinary course of business consistent with its past practices.

“Material Adverse Effect” means, with respect to the Company or Parent, any change, event or effect that, either individually or in the aggregate with any other change, event or effect: (a) is or is reasonably likely to be material and adverse to the capital, condition (financial or otherwise), results of operations, business or prospects of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, respectively, excluding (with respect to each of clause (1), (2) or (3), only to the extent that the effect of a change on it is not materially different than on comparable banking organizations organized and operated in the United States or any state therein) the impact of (1) changes in banking and other laws of general applicability or changes in the interpretation thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to banking services organizations generally, (3) changes in prevailing interest rates or other general economic conditions generally affecting banking organizations operating in the United States or any state therein, (4) any failure to meet internally prepared forecasts or projections or externally prepared forecasts or projections with respect to Parent only, but the effects of the underlying causes of any such failure to meet forecasts or projections shall not be so excluded, and (5) actions or omissions of a party to this Agreement that are expressly required by this Agreement or taken upon the written request or with the prior written consent of the other party to this Agreement in contemplation of the transactions contemplated hereby; or (b) would materially impair the ability of the party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

“Minimum Loan Loss Reserve” means Nine Tenths of One Percent (0.90%) of the Company Bank Sub’s net Extensions of Credit (gross Extensions of Credit less unearned discounts).

“Minimum Tangible Common Equity” means Fifty Three Million Dollars ($53,000,000).

“NASDAQ” means The NASDAQ Stock Market.

“Mortgage Loans” means any and all Extensions of Credit secured by one (1) to four (4) family residential properties, mixed use properties (but only to the extent subject to United States Department of Housing and Urban Development’s 203(k) program), loans secured by interests in cooperatives, condominium units and units in planned unit developments owned, originated (or in the process of origination), made, entered into, serviced or subserviced by the Company or its Subsidiaries at any time, including any Real Property acquired in connection with the default of any mortgage loan.

“Parent Common Stock” means the common stock, par value $.01 per share, of Parent.

“Parent Preferred Stock” means the preferred stock, without par value, of Parent.

“Parent Stock” means, collectively, the Parent Common Stock and the Parent Preferred Stock.

“Parent Stock Options” means all outstanding and unexercised employee and director options to purchase Parent Common Stock.

“Parent Stock Plans” means Parent Omnibus Stock and Incentive Plan, as amended.

“Previously Disclosed” means information set forth by a party in the applicable paragraph of its Disclosure Schedule and, with respect to Parent, information disclosed in the Parent SEC Filings (disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Representatives” means, with respect to any person, such person’s directors, officers, employees, legal, accounting or financial advisors or any representatives of such legal or financial advisors.

“Rights” means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity interests of, such first person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” and “Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Superior Proposal” means a bona fide written Acquisition Proposal which the Company Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the transactions contemplated hereby (1) after receiving the advice of Company FA, (2) after taking into account the likelihood of consummation of the proposed transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory (including the advice of outside counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%) or more”.

“Tangible Common Equity” means the Company’s consolidated total tangible common stockholders’ equity (for the avoidance of doubt disregarding any intangible assets or preferred stockholders’ equity) calculated in accordance with GAAP on a basis consistent with the Company Financial Statements; provided, however, that (a) for purposes of calculating Tangible Common Equity, any amount required to be accrued hereunder and any unpaid Transaction Expense shall be considered a liability of the Company irrespective of whether such amount or such Transaction Expense is required under GAAP to be accrued or recorded as a liability of the Company and shall reduce Tangible Common Equity for purposes of this Agreement; and (b) the calculation of Tangible Common Equity for purposes of this Agreement shall disregard and not include (i) gains on sales of securities after September 30, 2015, (ii) any amount reported in, or required to be reported in, accumulated other comprehensive income in the Company Financial Statements in accordance with GAAP, (iii) actual or accrued Transaction Expenses up to a total of Three Million Five Hundred Eight Thousand Dollars ($3,508,000), (iv) the amount of any Real Property Adjustment Amount, (v) all severance payments made or required to be made pursuant to Previously Disclosed employment or other agreements and (vi) all change-in-control payments or other amounts or benefits payable to directors, officers or other employees of the Company or any of its Subsidiaries or to any other person as a result of the consummation of the Merger or the Bank Merger (other than the amount of any Previously Disclosed stay bonus payment for key employees of the Company and its Subsidiaries).

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Time.

“Tax Returns” means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“Trade Secrets” means confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Transaction Expense” means any cost, fee or expense paid or incurred at any time either directly or indirectly by the Company or any of its Subsidiaries (or by their stockholders or other holders of equity interests, directors, officers, employees or agents, to the extent such expenses are payable by the Company or any of its Subsidiaries) in connection with, relating to, arising out of or resulting from this Agreement, the Merger, the Bank Merger or any other transaction contemplated by this Agreement or the negotiation, preparation or consummation thereof, including (a) the costs, fees and expenses of attorneys, agents, investment bankers, financial advisors (including Company FA), accountants, consultants and other advisors, (b) the aggregate amount of all Previously Disclosed stay bonus payments for key employees of the Company and its Subsidiaries, (c) all payments made or required to be made in connection with the termination of Previously Disclosed data processing contracts and (d) any other cost, fee, amount or expense identified or otherwise described as a Transaction Expense herein.

1.2                               Additional Definitions. Each of the following terms has the meaning specified in the Section of this Agreement set forth opposite such term:

Term	Section

“2000 Stock Plan”	Section 5.2(t)
“2010 Stock Plan”	Section 5.2(t)
“Adjusted Per Share Stock Consideration”	Section 8.2(b)
“Agreement”	Preamble
“Bank Merger”	Recitals
“Bank Merger Surviving Bank”	Section 2.6
“Burdensome Condition”	Section 6.3
“Certificate of Merger”	Section 2.2
“Closing”	Section 2.2
“Closing Date”	Section 2.2
“Closing Loan Loss Reserve”	Section 3.8
“Closing Tangible Common Equity”	Section 3.8
“Code”	Recitals
“Common Voting Agreements”	Recitals
“Company”	Preamble
“Company 401(k) Plan”	Section 6.12(a)
“Company Bank Sub”	Recitals
“Company FA”	Section 5.2(i)
“Company Fairness Opinion”	Section 5.2(i)
“Company Financial Statements”	Section 5.2(j)
“Company Meeting”	Section 6.2
“Company Preferred Stock”	Section 5.2(b)
“Company Stock Option”	Section 5.2(t)
“Company Stock Plans”	Section 5.2(t)
“Conversion Project Manager”	Section 6.13
“Costs”	Section 6.11(a)
“Covered Employees”	Section 6.12(c)
“Current Premium”	Section 6.11(c)
“Disclosure Schedule”	Section 5.1
“DCP”	Section 6.12(a)
“Effective Time”	Section 2.2
“Environmental Consultant”	Section 6.15(a)
“ERISA Affiliate”	Section 5.2(t)
“Estimated Closing Balance Sheet”	Section 3.8(a)
“Exchange Agent”	Section 3.3(a)
“Exchange Fund”	Section 3.3(a)
“Executive Severance Plan”	Section 6.12(d)
“Extensions of Credit”	Section 5.2(z)
“Fee”	Section 8.3(a)
“Fee Termination Date”	Section 8.3(b)

Term	Section

“Fee Triggering Event”	Section 8.3(a)
“Final Closing Balance Sheet”	Section 3.8(b)
“Foundation”	Section 6.17
“Identified OREO Property”	Section 6.15(d)
“Identified OREO Property Remediation Estimate”	Section 6.15(d)
“Incremental Per Share Cash Consideration”	Section 8.2(b)
“Indemnified Party”	Section 6.11(a)
“Independent Arbitrator”	Section 3.8(c)
“Interest Rate Instruments”	Section 5.2(aa)
“Material Contracts”	Section 5.2(v)
“Merger”	Recitals
“Merger Consideration Value Per Share”	Section 3.2(a)
“New Certificates”	Section 3.3(a)
“Non-Competition Agreements”	Recitals
“OCC”	Section 6.3(a)
“Old Certificates”	Section 3.3(a)
“OREO”	Section 6.14(a)
“Outside Date”	Section 8.1(e)
“Parent”	Preamble
“Parent Bank Sub”	Recitals
“Parent SEC Filings”	Section 5.3(i)
“Parent Stock Ratio”	Section 8.1(j)
“Pension Plan”	Section 5.2(t)
“Per Common Share Consideration”	Section 3.1(a)
“Per Share Cash Consideration”	Section 3.1(a)
“Per Share Stock Consideration”	Section 3.1(a)
“Permitted Assignee”	Section 9.13
“Phase I”	Section 6.15(a)
“Phase II”	Section 6.15(b)
“Proxy Statement”	Section 6.5(a)
“ Real Property”	Section 5.2(u)(2)
“Real Property Adjustment Amount”	Section 6.15(e)
“Registration Statement”	Section 6.5(a)
“Remediation Estimate”	Section 6.15(c)
“Required Third-Party Consents”	Section 5.2(f)
“Requisite Regulatory Approvals”	Section 6.3(a)
“Restricted Company Common Stock”	Section 5.2(b)
“Scheduled Intellectual Property”	Section 5.2(p)
“Supplemental Disclosure Schedule”	Section 6.1(c)
“Survey”	Section 6.14(a)
“Surviving Corporation”	Recitals
“Takeover Laws”	Section 5.2(h)
“Title Commitment”	Section 6.14(a)
“Title Company”	Section 6.14(a)
“Title Defect Amount”	Section 6.14(c)
“Title Defect Conditions”	Section 6.14(c)
“Title Notice”	Section 6.14(b)

Term	Section

“Title Review Period”	Section 6.14(b)
“Trust or Agency Accounts”	Section 5.2(y)
“Trust or Agency Agreements”	Section 5.2(y)
“Trust or Agency Records”	Section 5.2(y)

1.3                               Interpretation.

(a)                                             In this Agreement, except as context may otherwise require, references:

(1)                                 to the Preamble, Recitals, Sections, Annexes or Schedules are to the Preamble to, a Recital or Section of, or Annex or Schedule to, this Agreement and all capitalized terms used in the Annexes and Schedules to this Agreement, unless otherwise provided therein, shall have the meanings given to such terms in this Agreement;

(2)                                 to this Agreement are to this Agreement, and the Annexes and Schedules to it, taken as a whole;

(3)                                 to the “transactions contemplated hereby” includes the transactions provided for in this Agreement, the Common Voting Agreements and the Non-Competition Agreements, including the Merger, the Bank Merger and any acts required under any of the Common Voting Agreements or the Non-Competition Agreements;

(4)                                 to any agreement (including this Agreement), contract, lease, statute, law, rule or regulation are to the agreement, contract, lease, statute, law, rule or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement, lease or contract, to the extent permitted by the terms thereof); and to any section of any statute, law, rule or regulation include any successor to the section;

(5)                                 to any statute include any rules and regulations promulgated under the statute;

(6)                                 to any Governmental Authority includes any successor to that Governmental Authority;

(7)                                 to any gender include the other gender; and

(8)                                 to the Company or any Subsidiary of the Company shall include any and all predecessors in interest thereof.

(b)                                             The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(c)                                              The words “include”, “includes” or “including” are to be deemed followed by the words “without limitation.”

(d)                                             The word “party” is to be deemed to refer to Company or Parent.

(e)                                              The word “person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust, unincorporated organization and any other entity.

(f)                                               The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(g)                                              This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

(h)                                             No provision of this Agreement is to be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable law (including statutory and common law), rule or regulation.

(i)                                                 The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(j)                                                The terms “Dollars” and “$” mean U.S. Dollars.

(k)                                             If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a Saturday, Sunday or legal holiday or a date on which banks in the State of Illinois are authorized by law to close, the time period for giving such notice or taking such action shall be extended through the next business day following the original expiration date of such time period.

(l)                                                 The words “business day” are to be deemed to refer to any day other than Saturday, Sunday and any day on which banking institutions located in the State of Illinois are authorized or required by law or other governmental action to be closed.

(m)                                         In computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including” and the words “to,” “until” and “ending on” (and the like) mean “to and including.”

(n)                                             References to “past practices” of the Company or any Subsidiary of the Company means an action that is consistent in nature, scope and magnitude with the past practices of such person within the previous three (3) years.

ARTICLE 2

The Merger

2.1                               The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Parent at the Effective Time. At the Effective

Time, the separate existence of the Company will terminate. Parent will be the Surviving Corporation in the Merger and will continue its existence under the laws of the State of Delaware.

2.2                               Closing. The closing of the Merger (the “Closing”) will take place in the Chicago, Illinois offices of Chapman and Cutler LLP at a time and on a business day designated by Parent with at least fifteen (15) days prior written notice to the Company, which date shall be reasonably acceptable to the Company; provided that, unless the parties otherwise agree in writing, the Closing Date shall be no later than thirty (30) days (or, if fewer than thirty (30) days remain prior to the Outside Date, such fewer number of days) after the satisfaction or waiver of the conditions set forth in Article 7, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the “Closing Date”). The parties hereto shall cause a certificate of merger with respect to the Merger (“Certificate of Merger”) to be drafted and executed prior to the Closing Date and filed on the Closing Date, all in accordance with the applicable provisions of the DGCL. The time on the Closing Date at which the Merger becomes effective is referred to herein as the “Effective Time.” Notwithstanding anything herein to the contrary, Parent shall be under no obligation to designate a Closing Date that is earlier than January 4, 2016. Once the Closing Date has been designated by Parent, the parties may agree in writing to another Closing Date.

2.3                               Effects of the Merger; Liabilities of the Company. The Merger will have the effects prescribed by applicable law, including the DGCL.

2.4                               Name of Surviving Corporation. The name of the Surviving Corporation as of the Effective Time will be the name of Parent.

2.5                               Certificate of Incorporation and By-Laws of the Surviving Corporation. The Amended and Restated Certificate of Incorporation of Parent, as in effect immediately before the Effective Time, will be the certificate of incorporation of the Surviving Corporation as of the Effective Time. The Restated By-Laws of Parent, as in effect immediately before the Effective Time, will be the by-laws of the Surviving Corporation as of the Effective Time.

2.6                               The Bank Merger. The Company and Parent will cooperate and use their commercially reasonable efforts to effect the Bank Merger and the Conversion immediately following the Effective Time, or at such later time as Parent may determine. Such cooperation shall include the approval and entry into a merger agreement for the Bank Merger substantially in the form attached as Annex 3 hereto and the filing of all applications for all regulatory approvals required to give effect thereto. At the effective time of the Bank Merger, the separate existence of Company Bank Sub will terminate. Parent Bank Sub will be the surviving bank in the Bank Merger (the “Bank Merger Surviving Bank”) and will continue its existence under the laws of the State of Illinois. The Charter of Parent Bank Sub will be the charter of the Bank Merger Surviving Bank. The By-Laws of Parent Bank Sub will be the by-laws of the Bank Merger Surviving Bank. The shares of the Company Bank Sub shall be cancelled in connection with the Bank Merger, and the shares of the Bank Merger Surviving Bank shall remain outstanding and not be affected thereby.

ARTICLE 3

Effect on Stock

3.1                               Effect on Stock. At the Effective Time, as a result of the Merger and without any action by any holder of Company Stock:

(a)                                             Company Common Stock.

(1)                                 Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Common Shares and Dissenting Common Shares but including Restricted Company Common Stock, will be converted into and constitute the right to receive (A) 2.8858 fully paid and non-assessable shares of Parent Common Stock (the “Per Share Stock Consideration”) and (B) $13.17 in cash without interest, as may be adjusted pursuant to the terms of this Agreement, including Section 6.15(e) (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Per Common Share Consideration”).

(2)                                 Shares of Company Common Stock outstanding immediately prior to the Effective Time will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration shall be payable for any Excluded Common Shares. Holders of such shares of Company Common Stock will cease to be, and will have no rights as, stockholders of the Company, and certificates that represented shares of Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive, without interest, (A) any then unpaid dividend or other distribution with respect to such Company Common Stock having a record date before the Effective Time and (B) the consideration payable in respect of such Company Common Stock pursuant to this Article 3. After the Effective Time, there will be no transfers of shares of Company Common Stock on the stock transfer books of the Company or the Surviving Corporation, and shares of Company Common Stock presented to the Surviving Corporation will be canceled and exchanged in accordance with this Article 3.

(b)                                             Parent Stock. Each share of Parent Stock outstanding immediately prior to the Effective Time will remain outstanding.

3.2                               Company Stock Options; Restricted Company Common Stock.

(a)                                             Company Stock Options. Prior to the Closing Date, the Company shall take, or cause to be taken, all action, including causing the Company Board or any committee thereof under any Company Stock Plan to take, or cause to be taken, all action permitted under any Company Stock Plan and causing each holder of a Company Stock Option to execute an option cancellation agreement prior to the Closing in a form satisfactory to Parent, necessary to cause any outstanding Company Stock Options, whether vested or unvested or exercisable or unexercisable immediately prior to the Effective Time, to, effective as of the Effective Time (1) be cancelled and terminated in a manner satisfactory to Parent in its sole discretion and without the payment of any consideration (unless otherwise directed in writing by Parent) other than as provided in this Section 3.2, if any; (2) represent solely the right to receive any lump sum cash payment payable to the holder of such Company Stock Option pursuant to this Section 3.2; and (3) no longer represent the right to purchase shares of Company Common Stock or any other security of the Company, Parent, the Surviving Corporation or any other person. Each holder of a Company Stock Option outstanding immediately prior to the Effective Time, the exercise price per share of which is less than the Merger Consideration Value Per Share (as defined below), shall be entitled to receive from Parent in respect of and in consideration for the cancellation and termination of each such Company Stock Option, as soon as reasonably practicable following, but in any event subject to, the Effective Time, an amount in cash, without any interest and subject to any required Tax withholding, equal to the product of (i) the excess, if any, of (A) the sum of (1) the product of the Per Share Stock Consideration, multiplied by the per share volume weighted average price of the Parent Common Stock on NASDAQ from 9:30 a.m. to 4:00 p.m., Eastern Time, on the trading day immediately preceding the Closing Date as found on Bloomberg page FMBI<equity>VWAP (or its equivalent successor page if such page is not available), plus (2) the Per Share Cash Consideration (collectively, the “Merger Consideration Value Per Share”), over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Stock Option; provided, however, the payment of such cash payment shall be conditioned on the holder of such Company Stock Option executing an acknowledgment in a form satisfactory to Parent that such payment represents the full satisfaction of all obligations and liabilities with respect to such Company Stock Option. In the event that the exercise price of any Company Stock Option outstanding immediately prior to the Effective Time is equal to or greater than the Merger Consideration Value Per Share, no cash payment or other consideration for such Company Stock Option shall be due and payable in respect thereof and the Company Stock Option shall be cancelled and of no further force or effect as of the Effective Time, without any further action on the part of the Company, Parent or the holder of the Company Stock Option. Prior to the Closing, the Company shall take or cause to be taken such action as is necessary and reasonably satisfactory to Parent in order to terminate the Company Stock Plans as of the Effective Time.

(b)                                             Restricted Company Common Stock. Each share of vested or unvested Restricted Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and constitute the right to receive the Per Common Share Consideration in accordance with Section 3.1(a). Each holder of shares of Restricted Company Common Stock shall be entitled to receive the consideration payable to such holder pursuant to Section 3.1(a) subject to any required Tax withholding.

3.3                               Exchange Agent.

(a)                                             At or before the Effective Time, Parent will deposit with its transfer agent or with a depository or trust institution of recognized standing selected by it and reasonably satisfactory to the Company (in such capacity, the “Exchange Agent”), for the benefit of the holders of certificates formerly representing shares of Company Common Stock (collectively, the “Old Certificates”), (1) certificates or, at Parent’s option, evidence of shares in book entry form (“New Certificates”), representing the shares of Parent Common Stock issuable to holders of Old Certificates under this

Article 3 and (2) an amount equal to the aggregate cash payable to holders of Company Common Stock pursuant to Sections 3.1 and 3.4 (the “Exchange Fund”).

(b)                                             As promptly as reasonably practicable following the Effective Time, but in no event later than ten (10) business days thereafter, Parent shall cause the Exchange Agent to mail or deliver to each person who was, immediately prior to the Effective Time, a holder of record of Company Common Stock, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Old Certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent) containing instructions for use in effecting the surrender of Old Certificates in exchange for the consideration payable pursuant to Article 3. No interest will accrue or be paid with respect to any New Certificate or cash to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued or cash is to be paid in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it will be a condition to the exchange that the person requesting the exchange (1) pay any transfer or other Taxes required by reason of the issuance of the New Certificate or the making of the cash payment in a name other than the name of the holder of the surrendered Old Certificate or (2) establish to the satisfaction of Parent (or the Exchange Agent, as the case may be) that any such Taxes have been paid or are not applicable.

(c)                                              No dividends or other distributions with respect to Parent Common Stock having a record date after the Effective Time will be paid to any holder of Company Common Stock until such holder has surrendered the Old Certificate representing such stock as provided herein. Subject to the effect of applicable law, following surrender of any such Old Certificates, there shall be paid to the holder of New Certificates issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time previously payable with respect to the shares of Parent Common Stock represented thereby. To the extent permitted by law, holders of Company Common Stock who receive Parent Common Stock in the Merger shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders of Company Common Stock have exchanged their Old Certificates for New Certificates in accordance with the provisions of this Agreement, but beginning sixty (60) days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Old Certificate for exchange as provided in Section 3.3(b).

(d)                                             The Parent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those persons entitled to receive consideration pursuant to this Article 3, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Parent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability and obligation with respect to any claims thereto. Notwithstanding anything herein to the contrary, no party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e)                                              The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under any applicable federal, state, local or foreign law, statute, rule, regulation, order or decree. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect to whom such deduction and withholding was made by the Surviving Corporation or the Exchange Agent. If any holder of an Old Certificate requests payment of any cash such person is entitled to pursuant to this Article 3 by means of a wire transfer in his, her or its duly executed and completed letter of transmittal, the Exchange Agent may make payment of such cash such holder is entitled to hereunder by wire transfer in accordance with such request and the cost of any such wire transfer shall be charged to the account of and deducted from the proceeds paid to such holder hereunder.

3.4                               Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Parent will pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Parent Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction of a share of Parent Common Stock by the per share volume weighted average price of the Parent Common Stock on NASDAQ from 9:30 a.m. to 4:00 p.m., Eastern Time, on the trading day immediately preceeding the Closing Date as found on Bloomberg page FMBI<equity>VWAP (or its equivalent successor page if such page is not available).

3.5                               Lost, Stolen or Destroyed Certificates. In the event any certificate representing shares of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed certificate been surrendered.

3.6                               Anti-Dilution Adjustments. If Parent changes (or the board of directors of Parent sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the Per Share Stock Consideration will be adjusted proportionately to account for such change.

3.7                               Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Dissenting Common Shares that are outstanding as of the Effective Time will not be converted into the right to receive the consideration payable in respect of Company Common Stock pursuant to Section 3.1 hereof unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his, her or its right to dissent from the Merger under the DGCL. The holder of any Dissenting Share shall be entitled only to such rights as may be granted to such holder pursuant to Section 262 of the DGCL with respect thereto. Parent shall be given a reasonable opportunity to review and comment on all notices or other communications to be sent to holders of Dissenting Common Shares and all such notices and other communications shall be reasonably satisfactory to Parent. The Company will give Parent (a) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock, any withdrawal of demand for payment and any other similar instruments received by the Company and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices at Parent’s cost and expense. The Company will not, without the prior written consent of Parent, settle, offer to settle or otherwise negotiate, any such demands or notices or make or offer to make any payment in respect of any such demands or notices. Parent will pay any consideration as may be determined to be due with respect to Dissenting Common Shares pursuant to and subject to the requirements of applicable law.

3.8                               Tangible Common Equity and Loan Loss Reserve Calculation.

(a)                                             Not later than ten (10) days before the expected Closing Date, the Company shall deliver to Parent an estimated consolidated balance sheet of the Company, as of the expected Closing Date (the “Estimated Closing Balance Sheet”), which shall (1) be prepared in good faith based on all available information at such time and in accordance with GAAP on a basis consistent with the Company Financial Statements and (2) include a calculation of Tangible Common Equity and the Loan Loss Reserve as of the expected Closing Date. The Estimated Closing Balance Sheet shall be accompanied by a certificate of the Chief Executive Officer and Chief Financial Officer of the Company to the effect that (i) the Estimated Closing Balance Sheet was prepared in good faith based on all available information at such time and fairly presents the consolidated financial position of Company as estimated as of the expected Closing Date in accordance with GAAP on a basis consistent with the Company Financial Statements, (ii) the calculation of Tangible Common Equity as of the expected Closing Date contained therein was prepared in accordance with, and includes, excludes, disregards and is reduced by all amounts required to be included, excluded, disregarded or reduced by, the definition of Tangible Common Equity in this Agreement and (iii) the calculation of the Loan Loss Reserve as of the expected Closing Date contained therein was prepared in accordance with the definition of Loan Loss Reserve in this Agreement.

(b)                                             After delivery of the Estimated Closing Balance Sheet, the parties shall work together in good faith, which in the case of the Company shall include providing Parent with such documentation and information in its possession or control as Parent shall reasonably request, to agree on an updated estimated consolidated balance sheet of the Company as of the expected Closing Date (the “Final Closing Balance Sheet”), which shall (1) be prepared in good faith based on all available information at such time and in accordance with GAAP on a basis consistent with the Company Financial Statements, (2) include an updated calculation of Tangible Common Equity as estimated as of the expected Closing Date (“Closing Tangible Common Equity”) and (3) include an updated calculation of the Loan Loss Reserve as estimated as of the expected Closing Date (“Closing Loan Loss Reserve”). The Final Closing Balance Sheet, and the calculation of the Closing Tangible Common Equity and the Closing Loan Loss Reserve contained therein, agreed to between the parties shall become final and binding.

(c)                                              If, no later than the day before the expected Closing Date, the parties are unable to agree upon a Final Closing Balance Sheet, the parties shall promptly submit any items over which a disagreement remains to a recognized national or regional independent accounting firm mutually acceptable to the parties, which will act as arbitrator to resolve the remaining disputed items (the “Independent Arbitrator”) and the Closing Date shall be postponed. The parties will use commercially reasonable efforts to cause the Independent Arbitrator to resolve any dispute and issue a Final Closing Balance Sheet confirming the correct Closing Tangible Common Equity and correct Closing Loan Loss Reserve (as determined in accordance with this Agreement), as of a new expected Closing Date determined by the parties, within ten (10) business days following engagement. The parties will cooperate fully with, and furnish such information as may be requested to, the Independent Arbitrator. The Final Closing Balance Sheet issued by the Independent Arbitrator, as well as the amount of Closing Tangible Common Equity and the amount of the Closing Loan Loss Reserve set forth therein, will be final and binding on the parties. Each party will bear all costs and fees incurred by it in connection with the foregoing arbitration; provided, however, that (1) the fees and expenses of the Independent Arbitrator shall be borne by the Company and Parent in the same proportion that the aggregate amount of disputed items submitted to the Independent Arbitrator that are unsuccessfully disputed by the Company and Parent, respectively (as determined by the Independent Arbitrator), bears to the total amount of items submitted to the Independent Arbitrator, and (2) all after-tax costs, fees and expenses to be borne by the Company shall be deducted from the final Closing Tangible Common Equity.

ARTICLE 4

Conduct of Business Pending the Merger

4.1                               Forbearances of the Company. The Company agrees that from the date hereof until the Effective Time, except as expressly permitted by this Agreement or as Previously Disclosed, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and will cause each of its Subsidiaries not to:

(a)                                             Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice and in accordance with the policies and procedures of the Company and its Subsidiaries in effect as of the date hereof or fail to use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and authorizations and its existing relations with customers, suppliers, vendors, Governmental Authorities, employees, business associates and stockholders.

(b)                                             Operations. Enter into any new line of business or change its lending, credit, investment, underwriting, risk, asset liability management or other banking, operating or other policies, procedures or practices, except as required by applicable law or policies imposed by any Governmental Authority, or close, sell, consolidate or relocate (or give notice of the same) or materially alter any of its branches.

(c)                                              Products. Materially alter any of its policies or practices with respect to the rates, fees, interest, charges, levels or types of services or products available to customers of the Company or its Subsidiaries or offer any promotional pricing with respect to any product or service available to customers of the Company or its Subsidiaries; provided, however, the Company and its Subsidiaries may offer promotional pricing with respect to products and services available to customers of the Company or its Subsidiaries in the ordinary course of business consistent with past practices and on commercially reasonable terms.

(d)                                             Brokered Deposits. Book any “brokered deposits”, as such term is defined in 12 CFR 337.6, as amended, but such definition shall not include any CDARS deposits and any ICS deposits.

(e)                                              Securities Portfolio. Purchase any securities other than short-term securities issued by the United States Department of the Treasury.

(f)                                               Capital Expenditures. Make any capital expenditures in excess of Fifty Thousand Dollars ($50,000) individually or One Hundred Thousand Dollars ($100,000) in the aggregate.

(g)                                              Material Contracts. Terminate, enter into, amend, modify (including by way of interpretation), extend or renew any Material Contract.

(h)                                             Extensions of Credit and Interest Rate Instruments. Make, renew, amend, extend the term of, extend the maturity of or grant the forbearance of any Extension of Credit (a) involving a total credit relationship of more than One Million Dollars ($1,000,000) with any single borrower and its affiliates, or (b) other than in compliance with Previously Disclosed credit policies and procedures or enter into, renew or amend any Interest Rate Instrument.

(i)                                                 Capital Stock. Except for the issuance of Company Common Stock pursuant to the Company Stock Options outstanding as of the date hereof, issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its stock or any additional Rights of it with respect to its stock.

(j)                                                Dividends, Distributions, Repurchases. Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (except for cash dividends by the Company Bank Sub to the Company as needed by the Company to fund the Company’s working capital requirements for operations and expenses) or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, convert or liquidate any shares of its stock; provided, however, the Company shall be permitted to declare and pay its semi-annual dividends in the ordinary course of business consistent with past practice, in an amount not to exceed Twenty Five Cents ($0.25) per share, to the holders of shares of the Company Common Stock, provided that at the time of, or as a result of, the declaration or payment of any such dividend the Tangible Common Equity will not be less than the Minimum Tangible Common Equity.

(k)                                             Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its loans, securities, assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that individually or taken together with all other such transactions is not material to it and its Subsidiaries, whether individually or taken as a whole.

(l)                                                 Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the loans, securities, real property, vehicles, other assets, business, deposits or properties of any other person.

(m)                                         Constituent Documents. Amend any of its Constituent Documents (or similar governing documents).

(n)                                             Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable accounting requirements of a Governmental Authority.

(o)                                             Tax Matters. Make, change or revoke any material Tax election, file any amended Tax Return (unless to correct an error), enter into any closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, take any action with respect to Taxes that is outside the ordinary course of business or inconsistent with past practice, or take any action which is reasonably likely to have a materially adverse impact on the Tax position of the Company, or, after the Merger, on the Tax position of the Surviving Corporation.

(p)                                             Claims. Settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in the ordinary course of business in an amount or for consideration not in excess of Fifty Thousand Dollars ($50,000) and that would not impose any continuing liability or material restriction on the business of it or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries.

(q)                                             Compensation; Employment Agreements. Terminate, enter into, amend, modify (including by way of interpretation), extend or renew any employment, officer, consulting, severance, noncompetition, nonsolicitation, change-in-control, retention, stay bonus or similar contract, agreement or arrangement with any director, officer, employee or consultant, or grant any salary or wage increase or increase any employee benefit, including incentive or bonus payments (or, with respect to any of the preceding, communicate any intention to take such action), or increase the compensation of any director of the Company or any of its Subsidiaries, except in each case (1) to pay annual bonuses properly accrued in the ordinary course of business consistent with past practices, (2) to grant annual salary or wage increases in the ordinary course of business consistent with past practices in an amount up to a maximum of two percent (2%) of each employee’s then current base compensation, (3) to pay stay bonuses for key employees of the Company and its Subsidiaries as set forth in Section 4.1(q) of the Company Disclosure Schedule, (4) to make changes that are required by applicable law, (5) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, or (6) as required by this Agreement.

(r)                                                Benefit Arrangements. Terminate, enter into, establish, adopt, amend, modify (including by way of interpretation), make new grants or awards under or renew any pension, retirement, stock option, stock purchase, restricted stock, performance share, stock appreciation right, equity, savings, profit sharing, deferred compensation, consulting, bonus, insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer, employee or consultant, take any action to accelerate the vesting or exercisability of stock options, restricted stock, performance shares, stock appreciation rights or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except (1) to make a discretionary employer profit sharing contribution to the Company 401(k) Plan in the ordinary course of business consistent with past practices up to a maximum of three percent (3%) of each employee’s compensation as defined under the terms of the Company 401(k) Plan, (2) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, or (3) as required by applicable law or by this Agreement. Nothing within this Section 4.1(r) shall prevent the Company from renewing, amending or otherwise modifying existing health and welfare benefits in the ordinary course of business consistent with past practices, provided that any such renewal, amendment or other modification does not include any material benefit enhancement that has not been Previously Disclosed.

(s)                                               Communication. Make any written communications to the officers or employees of the Company or any of its Subsidiaries, or any oral communications presented to a significant portion of the officers or employees of the Company or any of its Subsidiaries at a meeting, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without providing Parent with a copy or written description of the intended communication, providing Parent with a reasonable period of time to review and comment on the communication, and cooperating with Parent in providing any such mutually agreeable communication.

(t)                                                Business Premises. (1) Engage in or conduct any building, demolition, remodeling or material modifications or alterations to any of its business premises unless required by applicable law or reasonably necessary to ensure satisfaction of Section 4.1(t)(2) below, or (2) fail to maintain its business premises or other assets in substantially the same condition as of the date hereof.

(u)                                             OREO. Acquire or otherwise become the owner of any real property, including OREO, by way of foreclosure or in satisfaction of a debt previously contracted without first consulting Parent (which consultation shall not require the Parent’s consent or approval).

(v)                                             Adverse Actions. Notwithstanding any other provision hereof, (1) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (2) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being satisfied in a timely manner, or any action that is reasonably likely to materially impair its ability to perform its obligations under this

Agreement or to consummate the transactions contemplated hereby, except as required by applicable law.

(w)                                           Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE 5

Representations and Warranties

5.1                               Disclosure Schedules. Before entry into this Agreement, the Company delivered to Parent a schedule and Parent delivered to the Company a schedule (respectively, each schedule a “Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more covenants contained in Article 4 or Article 6 or one or more representations or warranties contained in this Article 5. The disclosure of an item in any section or subsection of the Disclosure Schedule shall only be deemed to modify the section or subsection of this Agreement to which it corresponds in number and any other section or subsection to which the relevance of such disclosure is reasonably apparent. The inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or was required to be disclosed therein.

5.2                               Representations and Warranties of the Company. Except as Previously Disclosed, the Company hereby represents and warrants to Parent as follows:

(a)                                             Organization, Standing and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company. The Company has Previously Disclosed and made available to Parent a complete and correct copy of the Company’s Constituent Documents, each as amended to the date hereof, and such Constituent Documents are in full force and effect.

(b)                                             Company Securities.

(1)                                 The authorized capital stock of the Company consists of Two Million (2,000,000) shares of Company Common Stock and Twenty Thousand (20,000) shares of preferred stock, $50.00 par value per share (“Company Preferred Stock”). One Million Fifty Seven Thousand Eight Hundred Fifteen (1,057,815) shares of Company Common Stock and no shares of Company Preferred Stock are outstanding, which includes all restricted Company Common Stock awarded pursuant to any Company Stock Plan (“Restricted Company Common Stock”). Sixty Six Thousand Four Hundred Ninety Eight (66,498) shares of Company Common Stock are subject to Company Stock Options and the exercise price per share of each Company Stock Option has been Previously Disclosed. The Company holds Six Hundred Twenty Six Thousand Six Hundred Seventy Six (626,676) shares of Company Common Stock as treasury shares. The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). The shares of Company Common Stock issuable pursuant to the Company Stock Plans have been duly authorized and, upon issuance, will be validly issued and outstanding, fully paid and nonassessable and will not be subject to preemptive rights (and will not be issued in violation of any preemptive rights). All of the rights, terms, preferences, restrictions or other provisions, including any antitakeover provision, applicable to the Company Stock are set forth in the Constituent Documents of the Company or the applicable provisions of the DGCL. The Company does not have any Rights issued or outstanding, any shares of Company Stock reserved for issuance, or any commitment to authorize, issue or sell any Company Stock or any Rights, except Company Common Stock reserved for issuance upon conversion of the Company Stock Options issued and outstanding on the date hereof. With respect to each Company Stock Option, the Company has Previously Disclosed the recipient, the date of grant, the number of shares of Company Common Stock and the exercise price. The Company has no commitment to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Company Stock.

(2)                                 There are no voting trusts, proxies, stockholder agreements or other agreements or understandings with respect to the voting of shares of Company Stock other than the Common Voting Agreements.

(3)                                 The Company has Previously Disclosed a list of all bonds, debentures, notes or other debt obligations that it has issued as of the date hereof, which list includes a description of the terms and conditions of such bonds, debentures, notes or other debt obligations, including the terms and conditions under which such bonds, debentures, notes or other debt obligations may be redeemed by it. The Company has no outstanding bonds, debentures, notes or other debt obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matter.

(4)                                 The Company has Previously Disclosed a true and complete list of holders of Company Common Stock, along with the number of shares of Company Common Stock beneficially owned by each holder.

(c)                                              Subsidiaries and Equity Holdings.

(1)                                 The Company has Previously Disclosed a list of its Subsidiaries, and the Company owns, directly or indirectly, all the outstanding equity securities of its Subsidiaries free and clear of Liens, and all such equity securities have been duly authorized and are validly issued and outstanding, fully paid and non-assessable (except, in the case of Company Bank Sub, as provided in 12 U.S.C. § 55). No equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company or one of its wholly owned Subsidiaries) by reason of any Right or otherwise. There are no contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound to issue, sell or otherwise transfer any equity securities of any of the Company’s Subsidiaries (other than to the Company or one of its wholly owned Subsidiaries). There are no contracts, commitments, arrangements or understandings by which the Company or any of its Subsidiaries is or may become bound that relate to the Company’s or any of its Subsidiaries rights to vote or dispose of any equity securities of any of the Company’s Subsidiaries. Each of the Company’s Subsidiaries that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act.

(2)                                 Each of the Company’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of such Subsidiary’s organization, and is duly qualified to do business and is in good standing as a foreign corporation (or other business entity, as applicable) in each jurisdiction where the ownership or leasing of such Subsidiary’s assets or property or the conduct of such Subsidiary’s business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company. The Company has Previously Disclosed and made available to Parent a complete and correct copy of the Constituent Documents, each as amended to the date hereof, for each of the Company’s Subsidiaries, and such Constituent Documents are in full force and effect.

(3)                                 The Company has Previously Disclosed a list of all equity securities that it and its Subsidiaries own, control or hold for its account as of the date hereof.

(4)                                 The Company has Previously Disclosed a list of all bonds, debentures, notes or other obligations that any of its Subsidiaries has issued as of the date hereof (other than deposits and other short term obligations issued and outstanding in the ordinary course of such Subsidiary’s business), which list includes a description of the terms and conditions of such bonds, debentures, notes or other obligations, including the terms and conditions under which such bonds, debentures, notes or other obligations may be redeemed by it or any of its Subsidiaries.

(d)                                             Power. The Company and each of its Subsidiaries has the corporate (or comparable) power and authority to own and operate their respective assets and properties and to conduct their respective businesses as such businesses are now being conducted. The Company and each of its Subsidiaries has the corporate (or comparable) power and authority to execute and deliver this Agreement and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e)                                              Authority. The Company has duly executed and delivered this Agreement and has taken all corporate action necessary for it to execute and deliver this Agreement. Each of the Company’s Subsidiaries to be party to any document or agreement in connection with the transactions contemplated hereby has taken all corporate (or comparable) action necessary for it to execute and deliver such document or agreement. Subject only to receipt of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock approving this Agreement and the transactions contemplated hereby, this Agreement, the Merger, the Bank Merger and the transactions contemplated hereby and thereby have been authorized by all necessary corporate (or comparable) action on the part of the Company and each of its Subsidiaries. This Agreement is the Company’s valid and legally binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). All actions taken by the Company Board in connection with this Agreement have been approved unanimously at a meeting where all members were present and voting on such actions. The Company Board, acting unanimously at a meeting where all members were present and voting on the actions approved, has adopted resolutions approving and recommending to the Company’s stockholders approval of this Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger, the Bank Merger and the other transactions contemplated hereby. The board of directors of the Company Bank Sub, acting at a meeting where a quorum of its members were present and voting on the actions approved, has unanimously adopted resolutions approving the Bank Merger, the Bank Merger Agreement and the consummation of the transactions contemplated thereby.  The Company Board, acting unanimously, determined that, for purposes of Article Eleventh and Article Twelfth of the Amended and Restated Certificate of Incorporation of the Company, Parent does not beneficially own any shares of Company Common Stock as a result of entering into the Common Voting Agreements as contemplated by this Agreement and that Parent is not an “interested person” for purposes of such Article Eleventh and Article Twelfth.

(f)                                               Consents and Approvals. No notices, applications or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, approvals, waivers, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Authority or, except as Previously Disclosed, any third party (such required third-party consents, the “Required Third-Party Consents”) in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Bank Merger except for (1) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and the Bank Merger Act with the Board of Governors of the Federal Reserve (acting through the appropriate Federal Reserve Bank as allowed), and applications and notices to the Office of the Comptroller of the Currency and FDIC, and applications and notices (including those required under the Illinois Banking Act) to the Illinois Department of Financial and Professional Regulation, (2) receipt of the stockholder approval described in Section 5.2(e), (3) filing of the Registration Statement with the SEC, and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (4) the filing of the Certificate of Merger with respect to the Merger and articles of merger with respect to the Bank Merger, and (5) filings with applicable securities exchanges to obtain the listing authorizations contemplated by this Agreement.

(g)                                              No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.2(f), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate or conflict with, require a consent or approval under, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (1) the Company’s Constituent Documents or those of its Subsidiaries, (2) any contract, commitment, agreement, arrangement, understanding, indenture, lease, policy or other instrument of the Company or any of its Subsidiaries, or by which the Company or any of its Subsidiaries is bound or affected, or to which the Company or any of its Subsidiaries or the Company’s or any of its Subsidiaries’ respective businesses, operations, assets or properties is subject or receives benefits or (3) any law, statute, ordinance, rule, regulation, judgment, order, decree, permit or license.

(h)               Takeover Laws and Provisions. This Agreement, the Common Voting Agreements and the transactions contemplated hereby and thereby are exempt from, and are not affected by, (i) the requirements of Section 203 of the DGCL and the provisions of any applicable “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” laws or other applicable antitakeover laws and regulations of any state (collectively, “Takeover Laws”) or (ii) the provisions of paragraphs Eleventh and Twelfth of the Company’s Amended and Restated Certificate of Incorporation.

(i)                Financial Advisors. None of the Company, its Subsidiaries or any of the Company’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, the Company has retained Sheshunoff & Co. Investment Banking, L.P., a registered broker-dealer (“Company FA”), as its financial advisor, and complete and correct copies of its arrangements with Company FA have been Previously Disclosed. As of the date hereof, the Company has received a written opinion of Company FA, issued to the Company, to the effect that the Per Common Share Consideration is fair from a financial point of view to holders of Company Common Stock (the “Company Fairness Opinion”).

(j)                Financial Reports and Regulatory Filings.

(1)           The Company has Previously Disclosed complete and correct copies of (A) its consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of BKD, LLP, its independent auditor) for the years ended December 31, 2012, 2013 and 2014, and (B) its consolidated unaudited balance sheet and statements of income, comprehensive income (loss) and changes in stockholders’ equity as of and for the nine (9) month period ended September 30, 2015; it will provide Parent when available with similar customary audited year-end and unaudited interim financial statements (including any related notes and schedules thereto) for each of the quarterly and annual periods ended thereafter and any partial quarter period prior to Closing (all of the foregoing audited and unaudited financial statements referred to collectively as the “Company Financial Statements”). Each of the statements of financial position (or equivalent statements) included in the Company Financial Statements (including any related notes and schedules) fairly presented or will fairly present in all material respects Company’s financial position and that of its Subsidiaries on a consolidated basis as of the date of such statement, and each of the statements of income, comprehensive income and changes in stockholders’ equity and cash flows included in the Company Financial Statements (including any related notes and schedules thereto) fairly presented or will fairly present in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries on a consolidated basis for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year end audit adjustments.

(2)           The Company (A) has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company auditors and the audit committee of the board of directors of the Company (i) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(3)           Since January 1, 2012, the Company and each of its Subsidiaries have filed all reports, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.

(k)               Absence of Certain Changes; Conduct of Business. All liabilities and material obligations of the Company and its subsidiaries have been reflected, disclosed or reserved against in the Company Financial Statements (or footnotes thereto), dated as of December 31, 2014, and since such date (1) other than in the ordinary and usual course of business consistent with past practice, the Company and its Subsidiaries have not incurred any material obligation or liability, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, (2) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course consistent with past practice, (3) neither the Company nor any of its Subsidiaries has taken any of the actions referenced in Section 4.1; provided, however, for purposes of this Section 5.2(k) only, references to “One Million Dollars ($1,000,000)” in Section 4.1(h) shall be deemed to be references to “One Million Five Hundred Thousand Dollars ($1,500,000)” and (4) no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts, and circumstances, has had or is reasonably likely to have a Material Adverse Effect on the Company.

(l)                Litigation. There is no action, suit, claim, hearing, dispute, investigation, subpoena or proceeding pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries (and the Company is not aware of any basis for any such action, suit or proceeding), nor is there any notice of violation, judgment, order, decree, injunction or ruling of any Governmental Authority or arbitration outstanding against the Company or any of its Subsidiaries (or in the process of being issued).

(m)              Compliance with Laws. The Company and each of its Subsidiaries:

(1)           conducts and at all times since January 1, 2012 has conducted its business in all material respects in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, regulatory guidance or decrees applicable thereto or to the employees conducting such businesses, including all laws, rules, regulations and regulatory guidance applicable to agreements with, and disclosures and communications to, consumers;

(2)           currently has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977;

(3)           has all material permits, licenses, authorizations, orders and approvals of, and has made all material filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened; and

(4)           has received, since January 1, 2012, no written notification from a Governmental Authority (A) asserting that it is not in compliance with any of the laws, statutes, ordinances, rules or regulations that such Governmental Authority enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, charter, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (A), (B) and (C), as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, whether individually or taken as a whole.

(n)               Regulatory Matters. Neither the Company nor any of its Subsidiaries is subject to, or has been advised that the Company or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, or adopted any board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of the Company or any of its Subsidiaries.

(o)               Books and Records and Internal Controls.

(1)           The Company’s books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material misstatements, omissions, inaccuracies or discrepancies of any kind contained or reflected therein.

(2)           The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. The Company and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(p)               Intellectual Property.

(1)           The Company has Previously Disclosed all Registered and/or material Intellectual Property owned by it or any of its Subsidiaries (collectively, the “Scheduled Intellectual Property”). The Company or its relevant Subsidiary exclusively owns all Scheduled Intellectual Property, free and clear of all encumbrances. The Scheduled Intellectual Property is subsisting and, to the Company’s Knowledge, valid and enforceable, and is not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Company’s use thereof or its rights thereto. The Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the Company’s or any of its Subsidiaries’ business as presently conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. To the Company’s Knowledge, the Company and its Subsidiaries do not and have not in the past three (3) years infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party. To the Company’s Knowledge, consummation of the transactions contemplated by this Agreement will not terminate or alter the terms pursuant to which the Company or any of its Subsidiaries is permitted to use any Intellectual Property licensed from third parties and will not create any rights by third parties to use any Intellectual Property owned by Parent or Parent’s Subsidiaries. To the Company’s Knowledge, no person is infringing, misappropriating or otherwise violating any Scheduled Intellectual Property right or other Intellectual Property right owned by the Company or one of its Subsidiaries.

(2)           The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached. All material Intellectual Property developed under contract to the Company has been assigned to the Company.

(3)           To the Company’s Knowledge, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses, and have not materially malfunctioned or failed within the past three (3) years. To the Company’s Knowledge, IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or effects that (A) enable or assist any person to access without authorization the IT Assets, or (B) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. To the Company’s Knowledge, no person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology consistent with industry practices. The Company and its Subsidiaries take reasonable measures, which are adequate to comply with all applicable laws and its contractual and privacy commitments, to protect the confidentiality of customer financial and other data.

(q)               Taxes. (1) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to the Company and its Subsidiaries have been duly, timely and accurately filed with the appropriate taxing authority and all such Tax Returns are true, complete and accurate in all material respects, (2) all Taxes that are required to be paid by or with respect to the Company or any of its Subsidiaries have been paid in full, (3) all deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of the Tax Returns referred to in clause (1) have been paid in full or otherwise finally resolved, (4) no issues have been raised by any taxing authority in connection with any audit or examination of any such Tax Return that are currently pending, (5) to the Company’s Knowledge, there are no pending, or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes, Tax Returns or Tax matters, (6) all Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, to the extent due and payable, (7) the Company and its Subsidiaries have complied with all information reporting (and related withholding) requirements, and (8) except as Previously Disclosed, no extensions or waivers of statutes of limitation have been given by or requested with respect to any of the Company or any of its Subsidiaries. The Company has made provision in accordance with GAAP, in the Company Financial Statements, for all Taxes that accrued on or before the end of the most recent period covered by the Company Financial Statements. No Liens for Taxes exist with respect to any of the Company’s assets or properties or those of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP, nor, to the Company’s Knowledge, is any taxing authority in the process of imposing a Lien for Taxes upon such assets or properties. Neither the Company nor any of its Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time. Neither the Company nor any of its Subsidiaries is a

party to any Tax allocation or sharing agreement. Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any person (other than with respect to itself or any of its Subsidiaries). No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries under Treasury Regulation Section 1.1502-6. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the two (2) year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return. Neither the Company nor any of its Subsidiaries have participated in any reportable or listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b).

(r)                Environmental Matters.

(1)           The operations and Real Property of the Company and each of its Subsidiaries are and have been in compliance with applicable Environmental Laws;

(2)           The Company and each of its Subsidiaries has obtained, and is in material compliance with, all authorizations, licenses, and permits required under Environmental Laws required in connection with the occupancy of the Real Property and the operation of their respective businesses as presently conducted;

(3)           There are no proceedings, claims, actions, notices of violation or investigations of any kind, pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or any Real Property owned by the Company or any such Subsidiary in any court, agency, or arbitral body or by any Governmental Authority, arising under or relating to any Environmental Law, and to the Company’s Knowledge there is no reasonable basis for any such pending or threatened proceeding, claim, action, notice of violation or investigation;

(4)           There are no agreements, orders, judgments, decrees or settlements enforceable against the Company, any of its Subsidiaries or with respect to any Real Property owned by the Company or any such Subsidiary by or with any court, regulatory agency, Governmental Authority or private person, imposing liability or obligation under or relating to any Environmental Law;

(5)           Except as Previously Disclosed, to the Knowledge of the Company, there are and have been no Hazardous Materials, underground or above ground storage tanks, abandoned pipelines, surface impoundments, lagoons, disposal areas or other conditions present at or released from any Real Property currently or formerly owned, operated, or otherwise used by the Company or any of its Subsidiaries or at any off-site location, for which the Company or any of its Subsidiaries has liability under Environmental Laws given the commercial use of the Real Property;

(6)           To the Knowledge of the Company, there are no past, present or reasonably anticipated future remediations, clean-ups, events, conditions, circumstances, practices, plans, agreements or legal requirements that could reasonably be expected to give rise to material obligations or liabilities of the Company or any of its Subsidiaries under any Environmental Law; and

(7)           The Company has delivered to Parent copies of all material environmental reports, studies, assessments, sampling data and memoranda in its possession relating to the Company or its Subsidiaries or any of their current or former properties or activities.

(s)                Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or is otherwise bound by any collective bargaining agreement, contract or other agreement, arrangement or understanding with a labor union or labor organization, and neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel the Company or any of its Subsidiaries to bargain with a labor union or labor organization. There is no pending or, to the Company’s Knowledge, threatened, nor has there been since January 1, 2012, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. Since January 1, 2012, to the Knowledge of the Company there has been no activity involving the Company or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(t)                Benefit Arrangements.

(1)           The Company has Previously Disclosed a complete and correct list of all of its Benefit Arrangements. The Company has made available to Parent complete and correct copies of all Benefit Arrangements and related documents, including any trust instruments, insurance contracts and loan agreements forming a part of any Benefit Arrangements, summary plan descriptions and all amendments thereto. The Company has Previously Disclosed a complete list of all employees of the Company or its Subsidiaries who may receive retention, annual or other incentive or other bonus payments or severance payments or change-in-control payments, whether pursuant to a severance policy or otherwise, the amount of any such payments and the terms and conditions, including any plan, program or agreement, upon which such payments may become payable.

(2)           The pricing for all outstanding and unexercised stock options to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under the NI Bancshares Corporation 2000 Stock Incentive Plan and all agreements, notices and other documents related thereto (collectively, the “2000 Stock Plan”) and the NI Bancshares Corporation 2010 Equity Incentive Plan and all agreements, notices and other documents related thereto (collectively, the “2010 Stock Plan” and, together with the 2000 Stock Plan, the “Company Stock Plans”), has been properly disclosed and accounted for and is consistent with the tax treatment thereof and all applicable laws, rules and regulations in all material respects.

(3)           All of the Company’s Benefit Arrangements, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, are in substantial compliance with and have been operated and administered in all material respects in accordance with their respective terms and ERISA, the Code and other applicable laws. Each of the Company’s Benefit Arrangements subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination, opinion or advisory letter, as applicable, from the IRS or has applied to the IRS for such letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances reasonably likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Each of the Company’s Benefit Arrangements that is intended to be part of a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code has (A) received or applied for an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and the Company is not aware of circumstances likely to result in the loss of the exempt status of such Benefit Arrangement under Section 501(c)(9) of the Code. There is no pending or, to the Company’s Knowledge, threatened, litigation relating to the Company’s Benefit Arrangements. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any of its Benefit Arrangements that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA in an amount that would be material.

(4)           No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity that is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). None of the Company, any of its Subsidiaries or any of the Company’s ERISA Affiliates has contributed to a “multiemployer plan”, within the meaning of Section 3(37) of ERISA, at any time within the last six (6) years. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the thirty (30) day reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any of its Pension Plans or by any of its ERISA Affiliates within the twelve (12) month period ending on the date hereof.

(5)           All contributions required to be made under the terms of any of the Company’s Benefit Arrangements have been timely made and all obligations in respect of each of the Company’s Benefit Arrangements have been properly accrued or reflected on its most recent consolidated financial statements included in the Company Financial Statements in all material respects. None of the Company’s Pension Plans or any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and none of the Company’s ERISA Affiliates has an outstanding funding waiver. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any of the

Company’s Pension Plans or to any single-employer plan of any of its ERISA Affiliates pursuant to Section 401(a)(29) of the Code.

(6)           Under each Pension Plan that is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(7)           Neither the Company nor any of its Subsidiaries has any obligations for post-employment or post-retirement health, medical or life insurance benefits under any Benefit Arrangement or collective bargaining agreement, except as required by COBRA. Either the Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination. The Company and its ERISA Affiliates have complied with and are in compliance in all material respects with the requirements of COBRA.

(8)           There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any of the Company’s Benefit Arrangements that would materially increase the expense of maintaining such Benefit Arrangements above the level of the expense incurred therefor for the most recent fiscal year. Except as Previously Disclosed, neither the Company’s execution of this Agreement, the performance of its obligations hereunder, the consummation of the transactions contemplated hereby, nor stockholder approval of the transactions contemplated hereby, will (A) limit or restrict the Company’s right, or, following the consummation of the transactions contemplated hereby, Parent’s right, to administer, merge or amend in any respect or terminate any of the Company’s Benefit Arrangements, (B) entitle any of the Company’s employees or any employees of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, or (C) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of its Benefit Arrangements, except in the event such Benefit Arrangement is terminated in accordance with Section 6.12. Except as Previously Disclosed, without limiting the foregoing, as a result of the consummation of the transactions contemplated hereby (including as a result of the termination of the employment of any of its employees within a specified time of the Effective Time) neither the Company nor any of its Subsidiaries will be obligated to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future. Each Benefit Arrangement that provides for nonqualified deferred compensation subject to Section 409A of the Code has been and is, in all material respects, documented and operated in compliance with Section 409A of the Code.

(9)           All Benefit Arrangements maintained or sponsored by the Company since December 31, 2004 which have been terminated were properly terminated in material compliance with all applicable laws and the terms of such Benefit Arrangements.

(10)         No action, consent or approval is required under the Company Stock Plans or otherwise in order for the Restricted Company Common Stock, whether vested or unvested, to be converted into the Per Common Share Consideration and cancelled as contemplated by Section 3.1(a). No holder of shares of Restricted Company Common Stock, whether vested or unvested, is entitled to any consideration in connection with the conversion and cancellation of the shares of Restricted Company Common Stock contemplated in Section 3.1(a) except for the consideration payable to such holder pursuant to the terms of Article 3.

(u)               Property.

(1)           Except as Previously Disclosed, the Company has good, and, in the case of real property, insurable, title to, or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid and enforceable leasehold interest in, all property (whether real or personal, tangible or intangible, and including securities and investments) and assets purported to be owned or leased by the Company or any of its Subsidiaries, except for immaterial defects that do not materially detract from or reduce the value or use of the property, and such property and assets are not subject to any Liens except warehousemen’s, carriers’ or similar Liens arising in the ordinary course of business consistent with past practice. No other person has any interest in any mineral, mining, oil or gas rights to produce or share in the production of anything related thereto, relating to any real property owned by the Company or its Subsidiaries.

(2)           The Company has Previously Disclosed and made available to Parent (i) a complete and accurate list of the real property owned or leased by the Company and its Subsidiaries (the “Real Property”) as of the date hereof, and (ii) complete and accurate copies of all material lease documents including leases, amendments, addendums, exhibits, letter agreements and similar documents relating to Real Property leased by the Company and its Subsidiaries as of the date hereof. Neither the Company nor any of its Subsidiaries owns any residential Real Property as of the date hereof.

(v)               Material Contracts.

(1)           The Company has Previously Disclosed and made available to Parent complete and correct copies of the following Contracts (“Material Contracts”) to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries may be bound, or to which the Company or any of its Subsidiaries or the Company’s or any of its Subsidiaries’ respective assets or properties may be subject as of the date hereof:

(A)          any lease of real or material personal property;

(B)          any partnership, limited liability company, joint venture or other similar agreement or arrangement;

(C)          any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise)

as to which there are any material ongoing obligations or that was entered into on or after January 1, 2012;

(D)          any Contract for the purchase of services, materials, supplies, goods, equipment or other assets or property that provides for either (i) annual payments of One Hundred Thousand Dollars ($100,000) or more, or (ii) aggregate payments of One Hundred Fifty Thousand Dollars ($150,000) or more;

(E)           any Contract that creates future payment obligations in excess of One Hundred Thousand Dollars ($100,000) in the aggregate and that by its terms does not terminate or is not terminable without penalty or other payment upon notice of sixty (60) days or less, or any Contract that creates or would create a Lien;

(F)           any Contract providing for a power of attorney on behalf of the Company or any of its Subsidiaries;

(G)          any Contract, other than this Agreement or as contemplated hereby, providing for exclusive dealing or limiting the freedom of the Company, its Subsidiaries or any of the current or former employees of the Company or any of its Subsidiaries to compete in any line of business or with any person or in any area, or that would so limit their freedom;

(H)          any Contract, other than this Agreement, that requires the Company or any of its Subsidiaries to disclose confidential information or to indemnify or hold harmless any person;

(I)            any Contract, other than this Agreement, with (i) any Affiliate of the Company, (ii) any current or former director, officer, employee, consultant or stockholder of the Company or any Affiliate, or (iii) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (i) or (ii) of this paragraph;

(J)            any Contract with a Governmental Authority; and

(K)          any other Contract not entered into in the ordinary course of business or that is material to the Company or its financial condition or results of operations.

(2)           Each Material Contract is a valid and legally binding agreement of the Company or a Subsidiary of the Company, as applicable, and, to the Company’s Knowledge, the counterparty or counterparties thereto, is enforceable in accordance with the terms of such Contract (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. Neither the Company nor any of its Subsidiaries, and, to the Company’s Knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Material Contract.

(w)              Material Interests of Certain Persons. No officer or director of the Company or any of its Subsidiaries, or “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of any such officer or director, has any material interest in any material property (whether real or personal, tangible or intangible) or Contract used in or pertaining to the business of the Company or any of its Subsidiaries.

(x)               Insurance Coverage. The Company and each of its Subsidiaries maintain commercially reasonable insurance coverage for all normal risks incident to the respective businesses of the Company and each of its Subsidiaries and the respective properties and assets of the Company and each of its Subsidiaries. Such coverage is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards. The Company has Previously Disclosed a complete and correct list of each Contract representing such coverage as of the date hereof.

(y)               Trust Business.

(1)           The Company and each of its Subsidiaries has, in all material respects, properly administered all instruments, indentures, declarations, contracts, agreements, wills, resolutions or other documents, and the accounts related thereto, under which the Company or any of its Subsidiaries acts or has acted as an executor, trustee, fiduciary, representative, agent (including a custodian, paying agent or escrow agent), conservator guardian or in a similar capacity (collectively, “Trust or Agency Agreements” and “Trust or Agency Accounts”), in accordance with the terms thereof and all applicable laws, rules and regulations. Since January 1, 2012, neither the Company nor any of its Subsidiaries has (A) been subject to any claim for damages, surcharged, disqualified or removed from any capacity held under any Trust or Agency Agreement or (B) been subject to any claim or received written notice questioning the validity or enforceability of any Trust or Agency Agreement. The Company and each of its Subsidiaries is eligible and qualified to act under each Trust or Agency Agreement to which it is a party and is not prohibited by applicable law from performing its respective duties and obligations under any Trust or Agency Agreement.

(2)           Neither the Company nor any of its Subsidiaries has taken any action, nor omitted to take any action, which would, or with the giving of notice or the passage of time or both could, (A) constitute a default, breach or violation, including a violation or breach of any fiduciary duty, under any Trust or Agency Agreement, or (B) cause the Company or any of its Subsidiaries to be subject to a claim for damages, surcharged, disqualified or removed from any capacity held under any Trust or Agency Agreement.

(3)           Each Trust or Agency Agreement, and any amendment or modification thereto, was duly executed and delivered (or accepted) by, and constitutes a legal, valid agreement and binding appointment of, applicability to or obligation of, the Company or one of its Subsidiaries, and, to the Knowledge of the Company, each other party or beneficiary thereto (as applicable), in accordance with the term of those instruments.

(4)           To the Knowledge of the Company, there has been no event of default or violation of any duty by any other party with respect to any Trust or Agency Accounts, including any agent or third party vendor employed by the Company or its Subsidiaries to perform or provide services for any one or more Trust or Agency Account.

(5)           To the Knowledge of the Company, no event has occurred (including the execution and delivery of this Agreement and the consummation of the transactions contemplated herein) which would, or with the giving of notice or the passage of time or both could, constitute a default or violation of any duty by the Company or its subsidiaries or any other party to any Trust or Agency Agreement.

(6)           All records kept by the Company and its Subsidiaries relating to or in connection with Trust or Agency Agreements (“Trust or Agency Records”) have been maintained in accordance with the Company’s and its Subsidiaries’ customary practice, all applicable law and the applicable Trust or Agency Agreement. The Trust or Agency Records reflect all dispositions and acquisitions of assets and receipt and disbursement of funds, and the Company or any Subsidiary of the Company, as the case may be, maintains a system of internal accounting controls, policies and procedures sufficient to make it reasonable to expect that (A) such transactions are executed in accordance with management’s general or specific authorizations, and (B) such transactions are recorded in conformity with any applicable accounting principles and in such a manner as to permit preparation of financial statements in accordance with any applicable accounting principles, including applicable trust principal and income rules, and fiduciary standards and any other criteria applicable to such statements and to maintain accountability for assets.

(7)           All assets held by the Company or any of its Subsidiaries pursuant to a Trust or Agency Agreement are in the possession or control of the Company or one of the Subsidiaries. The Company and its Subsidiaries regularly perform an audit comparing the assets required to be held by the Company or one of its Subsidiaries pursuant to the Trust or Agency Agreements against the assets actually held by the Company and its Subsidiaries pursuant to the Trust or Agency Agreements and no such audit has indicated any actual or potential discrepancies.

(z)               Extensions of Credit.

(1)           Each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (collectively, “Extensions of Credit”) made or entered into by the Company or one of its Subsidiaries is evidenced by promissory notes, loan agreements or other evidences of indebtedness, which, together with all security agreements, mortgages, guarantees and other related documents, are valid and legally binding obligations of the Company or one of its Subsidiaries and, to the Company’s Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), are in full force and effect and are in material compliance with all applicable laws, rules and regulations. Each Extension of Credit was originated and has been serviced in (A) the ordinary course of business and consistent with past practices, (B) accordance with the Company’s and its Subsidiaries’ Previously Disclosed policies and procedures and (C) compliance with all applicable laws, rules and regulations. Each Extension of Credit, to the extent secured, is secured by a valid, enforceable and perfected Lien on the secured property described in the applicable security agreement. Neither the Company nor any of its Subsidiaries, and, to the Company’s Knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Extension of Credit. The Company has Previously Disclosed a complete and correct list of all Extensions of Credit that have been classified by it or any Governmental Authority as “Special Mention”, “Substandard”, “Loss”, “Classified”, “Criticized”, “Watch”, “Past Due”, “Doubtful” or words of similar import as of September 30, 2015, and all Extensions of Credit have been properly classified and risk rated by the Company and its Subsidiaries.

(2)           The provisions for loan losses contained in the Company Financial Statements were established in accordance with past practices and experiences of the Company and its Subsidiaries and in accordance with the requirements of GAAP and are adequate thereunder.

(3)           The Company has made available to Parent true and correct copies of the loan files related to each individual loan, note, borrowing arrangement and other commitment for credit relationships with a customer commitment greater than or equal to Ten Thousand Dollars ($10,000), in the case of consumer customers (as defined in the Company’s loan files), and greater than or equal to Fifty Thousand Dollars ($50,000), in the case of all other customers, between the Company or any of its Subsidiaries, on the one hand, and a single third party obligor, on the other hand, as of September 30, 2015, a list of which has been Previously Disclosed.

(4)           The Company has previously delivered to Parent spreadsheets containing information regarding all loans, notes, borrowing arrangements and other commitments for credit relationships by the Company or any of its Subsidiaries as of the date hereof, which information is accurate and complete in all material respects as of the date hereof.

(5)           None of the Contracts pursuant to which the Company or any of its Subsidiaries has sold any Extensions of Credit or pools of, or participations in, Extensions of Credit contains any obligation to repurchase or reacquire part or all of such Extensions of Credit, any collateral related thereto or such pools or participations.

(aa)             Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and other option agreements and other interest rate risk management arrangements (collectively, “Interest Rate Instruments”), whether entered into for the account of the Company or one of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of any Governmental Authority and with counterparties believed to be financially responsible at the time. All Interest Rate Instruments are valid and legally binding obligations of the Company or one of its Subsidiaries and, to the Company’s Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and are in full force and effect. Neither the Company nor any of its Subsidiaries, and, to the Company’s Knowledge, any counterparty or counterparties, is in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Interest Rate Instrument. The Company has Previously Disclosed a complete and correct list of all Interest Rate Instruments as of the date hereof.

(bb)             Sufficiency of Assets. The Company and each of its Subsidiaries owns good and marketable title to, or has the valid right to use under a lease or license of, all the material assets and rights used in the operation of the Company’s and each of its Subsidiaries’, as applicable, businesses as currently conducted. Such assets and rights constitute all of the material assets, tangible and intangible, of any nature whatsoever, used in the operation of such businesses as currently conducted.

(cc)             Collateralized Debt Obligations. All collateralized debt obligations owned by the Company and its Subsidiaries satisfy all conditions contained in 12 C.F.R. § 44.16 and 12 C.F.R. § 248.16, as applicable, necessary to permit the Company and its Subsidiaries to continue holding such collateralized debt obligations in accordance with applicable law. Upon completion of the transactions contemplated hereby, Parent and its Subsidiaries will satisfy all conditions contained in 12 C.F.R. § 248.16 necessary to permit the Company and its Subsidiaries to continue holding such collateralized debt obligations in accordance with applicable law.

(dd)             Mortgage Banking Activities. All Mortgage Loans have been originated, processed, underwritten, closed, funded, insured, sold or acquired, serviced and subserviced (including all loan application, loss mitigation, loan modification, foreclosure and real property administration activities) in accordance with all applicable laws, rules, regulations and regulatory guidelines in all material respects. No Mortgage Loans were originated by any person other than the Company or one of its Subsidiaries. No fraud or material error, omission, misrepresentation, mistake or similar occurrence has occurred on the part of the Company or its Subsidiaries or, to the Knowledge of the Company, any third-party servicer in connection with the origination or servicing of any of the Mortgage Loans. Except as Previously Disclosed, neither the Company nor any of its Subsidiaries has any obligation or potential obligation to, repurchase or re-acquire from any person any Mortgage Loan or any collateral securing any Mortgage Loan, whether by Contract or otherwise. The Company has Previously Disclosed a complete list of each repurchase claim that the Company or any of its Subsidiaries have been subject to over the past two (2) years in respect of any Mortgage Loan, the circumstances as to each such matter, and the resolution or status of each such matter.

(ee)             Disclosure. No representation or warranty by the Company herein, in its Disclosure Schedules or any certificate, exhibit or document furnished or to be furnished by it pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in the light of the circumstances in which they were made, not misleading. Prior to the date of this Agreement, the Company has caused to be delivered to Parent, via e-mail, physical copy, or an internet “data room,” all agreements, documents or other instruments set forth or referenced in the Disclosure Schedules, and all such agreements, documents, instruments and other information so delivered are accurate and complete. No notification given by the Company pursuant to Section 6.1(b) or Section 6.1(c) will contain any untrue statement or omit to state a material fact necessary to make the statements therein or herein, in the light of the circumstances in which they were made, not misleading.

5.3          Representations and Warranties of Parent. Except as Previously Disclosed, Parent hereby represents and warrants to the Company as follows:

(a)               Organization, Standing and Authority. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of its business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent.

(b)               Parent Stock. As of the date hereof, the authorized capital stock of Parent consists of One Hundred Fifty Million (150,000,000) shares of Parent Common Stock and One Million (1,000,000) shares of Parent Preferred Stock. As of the business day immediately preceding the date hereof, Seventy Eight Million Twenty Thousand Sixty Eight (78,020,068) shares of Parent Common Stock and no shares of Parent Preferred Stock are outstanding. As of the business day immediately preceding the date hereof, Seven Hundred Seventy Six Thousand Five Hundred Fifteen (776,515) shares of Parent Common Stock are subject to Parent Stock Options granted under the Parent Stock Plans. The outstanding shares of Parent Common Stock have been duly authorized and are validly issued and outstanding, fully paid and non-assessable and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Except pursuant to this Agreement, Parent Stock Options issued as of the date hereof and the Parent Stock Plans, as of the date hereof, Parent does not have any Rights issued or outstanding, any shares of Parent Stock reserved for issuance, or any commitment to authorize, issue or sell any Parent Stock or any Rights. The shares of Parent Common Stock to be issued in the Merger, when so issued in accordance with this Agreement, will have been duly authorized and validly issued and will be fully paid and non-assessable and not subject to any preemptive rights (and will not have been issued in violation of any preemptive rights).

(c)               Significant Subsidiaries. (1) Parent owns, directly or indirectly, all the outstanding equity securities of its Significant Subsidiaries free and clear of Liens, and all such equity securities have been duly authorized and are validly issued and outstanding, fully paid and non-assessable. No equity securities of any of Parent’s Significant Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise. There are no contracts, commitments, arrangements or understandings by which Parent or any of its Significant Subsidiaries is or may become bound to sell or otherwise transfer any equity securities of any of Parent’s Significant Subsidiaries (other than to Parent or one of its wholly owned Subsidiaries). There are no contracts, commitments, arrangements or understandings by which Parent or any of its Significant Subsidiaries is or may become bound that relate to Parent’s or any of its Significant Subsidiaries’ rights to vote or dispose of any equity securities of any of Parent’s Significant Subsidiaries. Each of Parent’s Significant Subsidiaries that is a bank (as defined in the BHC Act) is an “insured bank” as defined in the Federal Deposit Insurance Act. (2) Each of Parent’s Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or leasing of its assets or property or the conduct of such Significant Subsidiary’s business requires such qualification, except for any failure to be so qualified that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent.

(d)               Power. Parent and each of its Subsidiaries has the corporate (or comparable) power and authority to own and operate their respective assets and properties and to conduct their respective business as such businesses are now being conducted. Parent and each of its Subsidiaries has the corporate (or comparable) power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(e)               Authority. Parent has duly executed and delivered this Agreement and has taken all corporate action necessary for it to execute and deliver this Agreement. Each of Parent’s Subsidiaries to be party to any document or agreement in connection with the transactions contemplated hereby has taken all corporate (or comparable) action necessary for it to execute and deliver such document or agreement. Subject only to receipt of the affirmative vote of Parent as holder of all outstanding shares of common stock issued by Parent Bank Sub, this Agreement, the Merger and the transactions contemplated hereby have been authorized by all necessary corporate action on the part of Parent and each of its Subsidiaries. This Agreement is Parent’s valid and legally binding obligation, enforceable in accordance with its terms. No vote of the holders of Parent securities is required to authorize and issue the aggregate Per Share Stock Consideration or to consummate any of the other transactions contemplated in this Agreement.

(f)                Consents and Approvals. No notices, applications or other filings are required to be made by Parent or any of its Subsidiaries with, nor are any consents, approvals, registrations, permits, expirations of waiting periods or other authorizations required to be obtained by Parent or any of its Subsidiaries from, any Governmental Authority or third party in connection with the execution, delivery or performance by Parent of this Agreement or the consummation of the transactions contemplated hereby, except for (1) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods, required by federal and state banking authorities, including applications and notices under the BHC Act and the Bank Merger Act with the Board of Governors of the Federal Reserve (acting through the appropriate Federal Reserve Bank as allowed), and applications and notices to the Office of the Comptroller of the Currency and FDIC and the applications and notices (including those required under the Illinois Banking Act) to the Illinois Department of

Financial and Professional Regulation, (2) filing of the Registration Statement with the SEC, and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (3) filings of any required applications and notices with, and receipt of any required approvals from, any Governmental Authority with responsibility for enforcing any state securities law, (4) the filing of the Certificate of Merger with respect to the Merger and the articles of merger with respect to the Bank Merger, and (5) filings with applicable securities exchanges to obtain the listing authorizations contemplated by this Agreement.

(g)               No Defaults. Subject to making the filings and receiving the consents and approvals referred to in Section 5.3(f), and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate or conflict with in any material respect, require a consent or approval under, result in a breach of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the right of termination of, accelerate the performance required by, increase any amount payable under, change the rights or obligations under, or give rise to any Lien or penalty under, the terms, conditions or provisions of (1) Parent’s Constituent Documents or those of its Subsidiaries, (2) any contract, commitment, agreement, arrangement, understanding, indenture, lease, policy or other instrument of Parent or any of its Subsidiaries, or by which Parent or any of its Subsidiaries is bound or affected, or to which Parent or any of its Subsidiaries or Parent’s or any of its Subsidiaries’ respective businesses, operations, assets or properties is subject or receives benefits or (3) any law, statute, ordinance, rule, regulation, judgment, order, decree, permit or license.

(h)               Financial Advisors. None of Parent, its Subsidiaries or any of Parent’s or any of its Subsidiaries’ directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, Parent has retained Sandler O’Neill & Partners, L.P. as its financial advisor.

(i) Financial Reports and Regulatory Filings.

(1)           Parent’s Annual Reports on Form 10-K for the years ended December 31, 2013 and 2014, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2014 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or as thereafter amended prior to the date hereof (collectively, the “Parent SEC Filings”) with the SEC as of the date filed or amended prior to the date hereof, as the case may be, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the statements of financial position contained in or incorporated by reference into any of the Parent SEC Filings (including the related notes and schedules) fairly presented or will fairly present in all material respects Parent’s financial position and that of its Subsidiaries as of the date of such statement, and each of the statements of income, comprehensive income and changes in stockholders’ equity and cash flows in the Parent SEC Filings (including any related notes and schedules thereto) fairly presented or will fairly present in all material respects, the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Parent and its Subsidiaries for the periods to which those statements relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and subject to normal year end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(2)           Parent (A) has designed disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of the board of directors of Parent (i) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(3)           Since January 1, 2012, Parent and each of its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.

(j)                Absence of Certain Changes. Since December 31, 2014, no event has occurred or fact or circumstance has arisen that, individually or taken together with all other events, facts, and circumstances, has had or is reasonably likely to have a Material Adverse Effect on Parent.

(k)               Litigation. There is no action, suit, claim, hearing, dispute, investigation or proceeding pending or, to Parent’s Knowledge, threatened against or affecting Parent or any of its Subsidiaries (and Parent is not aware of any basis for any such action, suit or proceeding), nor is there any judgment, order, decree, injunction or ruling of any Governmental Authority or arbitration outstanding against Parent or any of its Subsidiaries (or in the process of being issued), except, in each case, as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent.

(l) Compliance with Laws. Parent and each of its Subsidiaries:

(1)           conducts its business in all respects in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent;

(2)           currently has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977;

(3)           has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its business as it is now being conducted, and all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to its Knowledge, no suspensions or cancellations are threatened, except, in each case, as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent;

(4)           has received, since January 1, 2012, no written notification from a Governmental Authority (A) asserting that it is not in compliance with any of the laws, statutes, ordinances, rules or regulations that such Governmental Authority enforces, (B) threatening to suspend, cancel, revoke or condition the continuation of any permit, license, authorization, order or approval or (C) restricting or disqualifying, or threatening to restrict or disqualify, its activities, except, in the case of each of clauses (A), (B) and (C), as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Parent; and

(5)           is in substantial compliance with all applicable NASDAQ listing and corporate governance standards.

(m)              Regulatory Matters. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to, or has been advised that Parent or any of its Subsidiaries is reasonably likely to become subject to, any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of Parent or any of its Subsidiaries.

(n)               Available Funds. Parent has or will have available to it funds necessary to satisfy its obligations in connection with the Merger and the transactions contemplated hereby.

(o)               Ownership of Company Common Stock.  Except for shares of Company Common Stock that Parent or any of its Subsidiaries may hold as an executor, trustee, agent, guardian, fiduciary or in a similar capacity for another person, neither Parent nor any of its Subsidiaries is the record owner or “beneficial owner”, as such term is used in Section 13(d) of the Exchange Act, and the rules and regulations of the SEC thereunder, of any shares of Company Common Stock as of immediately prior to the execution and delivery of this Agreement.

ARTICLE 6

Covenants

6.1                               Commercially Reasonable Efforts.

(a)                                             Subject to the terms and conditions of this Agreement, the Company, and Parent will use commercially reasonable efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things, necessary, proper, desirable or advisable under applicable laws, so as to permit consummation of the Merger and the Bank Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with, and furnish information to, the other party to that end.

(b)                                             The Company and Parent will give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 7.

(c)                                              From time to time on or prior to the Closing Date, the Company and Parent shall promptly, after it becomes aware, supplement any of its representations and warranties contained in this Agreement relating to the period after the date hereof by delivering a supplemental Disclosure Schedule (“Supplemental Disclosure Schedule”) to the other party with respect to any matter hereafter arising which would render any such representation or warranty after the date of this Agreement inaccurate or incomplete in any material respect. The information contained in any such Supplemental Disclosure Schedule shall not be deemed to have modified any of the representations and warranties of the Company or Parent contained in this Agreement or be considered Previously Disclosed unless it is accepted in writing by the other party.

6.2                               Stockholder Approval. As promptly as practicable following the date upon which the Registration Statement, filed pursuant to Section 6.5, shall have become effective (but in any event within forty-five (45) days thereof), the Company Board will submit to its stockholders this Agreement, the Merger and any other matters required to be approved or adopted by such stockholders in order to carry out the intentions of this Agreement and the transactions contemplated hereby. In furtherance of that obligation, the Company will take, in accordance with applicable law and its Constituent Documents, all action necessary, proper, desirable or advisable to convene a meeting of its stockholders (including any adjournment or postponement, the “Company Meeting”) as promptly as practicable (but in any event within forty-five (45) days of the Registration Statement becoming effective) to consider and vote upon approval of this Agreement, the Merger and any such other matters. The Company and the Company Board, as applicable, will use its reasonable best efforts to obtain from the Company’s stockholders a vote approving this Agreement, the Merger and any such other matters, including soliciting proxies through the Proxy Statement in accordance with applicable laws, recommending that the Company’s stockholders vote in favor of this Agreement, the Merger and the other transactions contemplated hereby and, if requested by Parent, causing the

Company Fairness Opinion to be updated, at the Parent’s sole cost and expense, as of the date that the proxy materials are first distributed to the stockholders of the Company. The Company shall provide Parent with a reasonable opportunity to review and comment upon all proxy materials prior to the distribution of such proxy materials to stockholders of the Company and all such proxy materials shall be reasonably satisfactory to Parent prior to the distribution thereof. However, if the Company Board, after consultation with (and based on the advice of) outside legal counsel, determines in good faith that, because of the receipt of an Acquisition Proposal that the Company Board concludes in good faith constitutes a Superior Proposal, it would result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger, then, in submitting this Agreement and the Merger to the Company Meeting, the Company Board may submit such items without recommendation (although the resolutions adopting such items prior to the date hereof, described in Section 5.2(e), may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to the stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that the Company Board may not take any actions under this sentence until after giving Parent at least ten (10) business days to respond to such Acquisition Proposal (and after giving Parent notice of the third party in the Acquisition Proposal and the latest material terms and conditions of the Acquisition Proposal) and then taking into account any amendment or modification to this Agreement proposed by Parent.

6.3                               Regulatory Applications; Third-Party Consents.

(a)                                             The Company and Parent and their respective Subsidiaries will cooperate and use commercially reasonable efforts to prepare as promptly as practicable all documentation, to make all filings and to obtain all consents, approvals, permits and other authorizations of all Governmental Authorities necessary to consummate the Merger and the other transactions contemplated hereby, including the Bank Merger (the “Requisite Regulatory Approvals”), and to make and obtain all other Required Third-Party Consents; notwithstanding the foregoing, Parent and Company will use commercially reasonable efforts to cause an application on Form FR Y-3N to be filed with the Board of Governors of the Federal Reserve (acting through the appropriate Federal Reserve Bank as allowed) within twenty-one (21) days of the date of this Agreement and the Company will contemporaneously therewith file a Notice of Intent Merger or Consolidation Out with the Office of the Comptroller of the Currency (“OCC”) with respect to Company Bank Sub. Each of the Company and Parent will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the Requisite Regulatory Approvals and the Required Third-Party Consents, other than any information which is otherwise confidential. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby. On the Closing Date, the Company will provide documentation required for Parent to file a Final Notice of Merger or Consolidation Out with the OCC with respect to Company Bank Sub.

(b)                                             The Company and Parent will, upon request (but subject to applicable confidentiality requirements), furnish the other party with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, proper, desirable or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Affiliates with or to any third party or Governmental Authority in connection with the transactions contemplated hereby and to respond to any comment letters received in connection therewith.

(c)                                              Notwithstanding the foregoing or anything else in this Agreement:

(1)                                 The Company (or any Subsidiary) shall not amend, modify, supplement or waive any of the material terms and conditions of any Material Contracts without the prior written consent of Parent, nor shall the Company or any Subsidiary, without the prior written consent of Parent, pay or commit to pay to any person whose consent, waiver or approval is being sought any cash or other consideration, make any accommodation or commitment to incur any liability or other obligation to such person in connection with such consent, waiver or approval, except for immaterial customary fees and expenses expressly imposed by the terms of any such Material Contract; and

(2)                                 Nothing shall require Parent to, and the Company and its Subsidiaries shall not, without the prior written consent of Parent, agree to, take any action or commit to take any action in connection with, or agree to any condition on, or request with respect to, any Requisite Regulatory Approval or Required Third-Party Consent that would materially and adversely affect the business, operation or financial condition of Parent (measured on a scale relative to the Company), require Parent or any of its Subsidiaries to make any covenants or commitments, or complete any divestitures, whether prior to or subsequent to the Closing, have a Material Adverse Effect on Company or restrict or impose a burden on Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) in connection with the transactions contemplated hereby or with respect to the business or operation of Parent or any of its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries) (a “Burdensome Condition”).

6.4                               Exchange Listing; Delisting. Parent will use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time. Prior to the Closing, the Company will take all action necessary to cause the quotation or listing of Company Common Stock on any over-the-counter market to be terminated or delisted immediately prior to the Effective Time.

6.5                               SEC Filings.

(a)                                             Parent will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (including the notice, proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate, and to cause their Subsidiaries to cooperate, with the other party, its counsel and its accountants, in the preparation of the

Registration Statement and the Proxy Statement and to use their commercially reasonable efforts to cause the filing of the Registration Statement with the SEC within sixty (60) days following the date of this Agreement. Parent will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof and to maintain the effectiveness (including by filing any necessary amendments or supplements) of such Registration Statement until the Effective Time. Parent also agrees to use all reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. The Company agrees to promptly furnish to Parent all information concerning the Company, its Affiliates, officers, directors and stockholders as may be reasonably requested in connection with the foregoing, in a form appropriate for usage in such document or any such other use.

(b)                                             The Company and Parent each agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. The Company and Parent each further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.

(c)                                              Parent shall promptly provide the Company with all comment letters from the SEC or its Staff pertaining to the Registration Statement or the Proxy Statement relating to the Company. The Company will, upon request, promptly furnish Parent with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, proper, desirable or advisable in order for Parent to respond promptly to any comments received from the SEC. Parent will advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.6                               Press Releases. Each party will consult with the other before issuing any press release, employee communication or other stockholder communication with respect to the Merger or this Agreement and will not issue any such communication or make any such public statement without the prior written consent of such other party, which will not be unreasonably withheld or delayed; provided that a party may, without the prior written consent of the other party (but after prior consultation, to the extent practicable in the circumstances), issue such communication or make such public statement as may be required by applicable law or securities exchange rules. The Company and Parent will cooperate to develop all public communications of the Company and make appropriate members of management available at presentations related to the transactions contemplated hereby as reasonably requested by the other party.

6.7                               Acquisition Proposals. The Company agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ Representatives, agents, advisors and affiliates not to, solicit or encourage in any way inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential nonpublic information to, or have any discussions with, any person relating to, any Acquisition Proposal; provided that, in the event the Company receives an unsolicited bona fide Acquisition Proposal and the Company Board concludes in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, the Company may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information and participate in such negotiations or discussions to the extent that the Company Board concludes in good faith (and based on the advice of such counsel) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the confidentiality provisions set forth in the Confidentiality Agreement (without regard to any modification thereof pursuant hereto or lapse of time). The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Parent with respect to any Acquisition Proposal and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. The Company will within one (1) business day advise Parent following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Parent apprised of any related developments on a current basis.

6.8                               Takeover Laws and Provisions. The Company will not take any action that would cause the transactions contemplated hereby to be subject to requirements imposed by any Takeover Law or the provisions of paragraphs Eleventh and Twelfth of the Company’s Amended and Restated Certificate of Incorporation and will take or cause to be taken all commercially reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated hereby from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect and the provisions of paragraphs Eleventh and Twelfth of the Company’s Amended and Restated Certificate of Incorporation.

6.9                               Access; Information.

(a)                                             The Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it will (and will cause its Subsidiaries to) afford Parent, and Parent’s Representatives, such access during normal business hours throughout the period before the Effective Time to the books, records (including Tax Returns and work papers of independent auditors), properties, personnel and to such other information in its possession or control as Parent may reasonably request and, during such period, it will furnish promptly to Parent (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state banking or securities laws, and (2) all other information in its possession or control concerning the business, properties and personnel of it as Parent may reasonably request. In addition, the Company shall provide Parent final biweekly general ledger reports and reports of all new Extensions of Credit greater than One Hundred Thousand Dollars ($100,000), deposits, non-performing loans, other real estate owned and Extensions of Credit in the process of being negotiated, renegotiated, extended, renewed, modified or having a forbearance granted, in each case for each biweekly period beginning with December 1, 2015 until the Effective Time as promptly as they become available. The Company agrees to promptly notify Parent of any action, suit, claim, hearing, dispute, subpoena, investigation or proceeding commenced, or to Company’s Knowledge, threatened against the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement. The Company will not be required to afford access or disclose information that would jeopardize attorney-client privilege or contravene any binding agreement with any third party. The parties will make appropriate substitute arrangements in circumstances where the previous sentence applies.

(b)                                             No investigation by Parent of the business and affairs of the Company, pursuant to this Section 6.9 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Parent’s obligation to consummate the transactions contemplated hereby.

(c)                                              Each of Parent and the Company will hold any information it may obtain from the other in connection with this Agreement and the transactions contemplated hereby which is nonpublic and confidential to the extent required by, and in accordance with, the Confidentiality Agreement.

6.10                        Supplemental Indentures. At or before the Effective Time, Parent and the Company will execute and deliver, or cause to be executed and delivered, by or on behalf of Parent and the Company, one or more supplemental indentures and other instruments, and take or cause to be taken all such other action, required for the due assumption of the Company’s outstanding debt, guarantees, securities, and (to the extent Previously Disclosed by the Company) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

6.11                        Indemnification.

(a)                                             Following the Effective Time, Parent will indemnify, defend and hold harmless the present directors and officers (when acting in such capacity) of the Company (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) as incurred, and will advance expenses, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or before the Effective Time (including the transactions contemplated hereby), in accordance with the Constituent Documents of Company in effect on the date hereof, to the extent permitted under applicable law.

(b)                                             Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Parent; provided that failure so to notify will not affect the obligations of Parent under Section 6.11(a) unless and to the extent that Parent is actually and materially prejudiced as a consequence.

(c)                                              For a period of six (6) years following the Effective Time, Parent shall use its commercially reasonable efforts to provide that portion of directors’ and officers’ liability insurance that serves to reimburse the present and former officers and directors of the Company or of any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall Parent be required to expend more than two hundred percent (200%) of the current annual amount expended by the Company (the “Current Premium”) to maintain or procure such directors’ and officers’ insurance coverage for a comparable six (6) year period; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.11(c), Parent shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for two hundred percent (200%) of the Current Premium; provided, further, that officers and directors of the Company or any Subsidiary may be required to make application and provide customary representations and warranties to the responsible insurance carrier for the purpose of obtaining such insurance. In lieu of this Section 6.11(c), the Company may and at the request of Parent shall, in each case in consultation with and only with Parent’s consent, obtain at or prior to the Effective Time a six (6) year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in this Section 6.11(c) if and to the extent that the same may be obtained for an amount that does not exceed two hundred percent (200%) of the Current Premium. Any amounts expended by the Company in accordance with this Section 6.11(c) shall not be considered Transaction Expenses for purposes of this Agreement.

(d)                                             If Parent or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, but only to the extent not effected by operation of law, Parent will cause proper provision to be made so that the successors and assigns of Parent will assume the obligations set forth in this Section 6.11.

(e)                                              The provisions of this Section 6.11 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and Representatives.

6.12                        Benefits Arrangements.

(a)                                             Termination of Company 401(k) Plan.

(1)                                 Immediately prior to the Effective Time, the Company shall have taken or caused to be taken all such actions as may be necessary to terminate The National Bank & Trust Company of Sycamore Profit Sharing Plan (the “Company 401(k) Plan”) effective immediately prior to the Effective Time, and adopt corresponding amendments to the Company 401(k) Plan in connection therewith, to: (i) fully vest all participants; and (ii) provide that the entire balance of a participant’s account will be distributable in a single lump sum. Such amendments and any resolutions related to such termination, and otherwise contemplated by this Section 6.12 shall be in form and substance reasonably acceptable to Parent. Other than distributions to participants who have terminated employment with the Company and its Subsidiaries or Parent and its Subsidiaries or in the ordinary course of administration, no distributions shall be made from the Company 401(k) Plan until the IRS issues the favorable determination described below.

(2)                                 As soon as reasonably practicable after the Closing, Parent shall submit an application through Parent’s legal counsel in a form reasonably acceptable to Parent to the appropriate district director of the IRS requesting a favorable determination with respect to the Company 401(k) Plan termination and such amendments. The Parent shall use commercially reasonable efforts to preserve the tax-qualified status of the Company 401(k) Plan, including amending the Company 401(k) Plan as required by the IRS in order to receive a favorable determination letter upon plan termination.

(3)                                 The Company or its Subsidiaries shall make contributions to the Company 401(k) Plan with respect to the plan year commencing January 1, 2015 (and if applicable any subsequent plan year commencing prior to the Effective Time) and ending on the date of the Plan termination in accordance with the terms of the Plan.

(4)                                 Parent shall permit the Parent’s tax-qualified defined contribution plan to, following the Closing Date and pursuant to Section 401(a)(31)(D) of the Code, accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code of eligible amounts (including outstanding loans) distributed to employees from the Company 401(k) Plan.

(5)                                 Within the thirty (30) days prior to the Effective Time, the Company shall have taken or caused to be taken all such actions as may be necessary to (A) terminate the Company’s Deferred Compensation Plan (the “DCP”) effective as of the Effective Time and (B) provide that the unpaid balance of each account under the DCP shall be distributed in a single lump sum as promptly as practicable after the Effective Time.

(b)                                             Severance Benefits. The Company and its Subsidiaries shall take all actions necessary to terminate the Company Severance Policy immediately prior to the

Effective Time. Following the Effective Time, Parent or its Subsidiaries shall cause the employees of the Company or the Company Bank Sub to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Schedule 6.12 of the Parent Disclosure Schedule. In connection with the foregoing, such terminated employees shall receive service credit for years of continuous service with the Company or its Subsidiaries for purposes of determining the amount of any severance pay under such policy, subject to a maximum severance pay amount of twenty-six (26) times the employee’s base weekly pay at the time of termination. Notwithstanding the foregoing, no Company employee or Company Bank Sub employee eligible to receive severance benefits under an employment or other agreement or the Executive Severance Plan shall be entitled to participate in the severance policy described in this Section 6.12(b) or to otherwise receive severance benefits.

(c)                                              Participation in Parent and Parent Bank Sub Benefit Arrangements. Following the Effective Time, Parent shall maintain or cause to be maintained employee benefit plans for the benefit of employees (as a group) who are employees of the Company or Company Bank Sub on the Closing Date (“Covered Employees”) that provide employee benefits which are made available on a uniform and non-discriminatory basis to similarly situated employees of Parent and Parent Bank Sub, as applicable, in accordance with the terms and conditions of such plans in effect from time to time; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Parent or Parent Bank Sub; and (ii) until such time as Parent shall cause Covered Employees to participate in the benefit plans that are made available to similarly situated employees of Parent and Parent Bank Sub, a Covered Employee’s continued participation in employee benefit plans of the Company or Company Bank Sub shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Parent or Parent Bank Sub Benefit Arrangements may commence at different times with respect to each such Benefit Arrangement). To the extent that a Covered Employee becomes eligible to participate in a Parent or Parent Bank Sub Benefit Arrangement, Parent or Parent Bank Sub shall cause such Benefit Arrangement to take into account for eligibility and vesting purposes thereunder only (and not for benefit accrual) the service of such employees with the Company or Company Bank Sub as if such service were with Parent or Parent Bank Sub, to the same extent that such service was credited under a comparable Benefit Arrangement sponsored or maintained by the Company or Company Bank Sub, and, with respect to welfare benefit plans of Parent or Parent Bank Sub in which Company Employees are eligible to participate, Parent agrees to cause each such welfare benefit plan to waive any preexisting conditions, waiting periods and actively at work requirements under such plans. In no event shall such recognition of service operate to duplicate any benefits of a Covered Employee with respect to the same period of service. For purposes of each Parent health plan, Parent shall cause any eligible expenses incurred by Company Employees and their covered dependents during the portion of the plan year of the comparable plan of the Company or Company Bank Sub ending on the date such employee’s participation in the corresponding Parent plan begins to be taken into account under such Parent plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his covered dependents for the applicable plan year of the Parent plan.

(d)                                             Executive Severance Plan. At the Effective Time, Parent shall, or shall cause Parent Bank Sub to, honor the obligations of the Company to provide severance benefits to eligible Company or Company Bank Sub employees under the NI Bancshares Corporation Executive Change in Control Severance Plan, effective August 21, 2014 (the “Executive Severance Plan”), in accordance with the schedules set forth in Section 6.12 of the Company Disclosure Schedule, which benefits shall be in lieu of providing similar benefits under any Parent severance arrangement, policy or plan.

(e)                                              Certain Employment Arrangements. Parent and the Company and Company Bank Sub executives set forth in Section 6.12 of the Parent Disclosure Schedule have entered into certain letter agreements relating to the terms of such executives’ continued employment after the Closing Date. At the Effective Time, provided such executives are employees of the Company or Company Bank Sub on the Closing Date, Parent shall honor its obligations under such letter agreements. For the avoidance of doubt, the employees who have entered into letter agreements contemplated by this Section 6.12(e) shall not be entitled to receive any severance benefits under the Executive Severance Plan.

(f)                                               Amendments; No Third Party Rights. This Section 6.12 shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Section 6.12. In no event shall the terms of this Agreement be deemed to (1) establish, amend, or modify any Benefit Arrangement of the Company or its Subsidiaries or the Parent or its Subsidiaries, (2) alter or limit the ability of Parent or its Subsidiaries to amend, modify or terminate any Benefit Arrangement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date, (3) confer upon any current or former employee or other service provider of the Company or its Subsidiaries, any right to employment or continued employment or continued service with Parent or of its Subsidiaries, or constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service provider, (4) permit any payment to be made to an employee or service provider of the Company or its Subsidiaries that requires prior approval or non-objection from a Governmental Authority without obtaining such prior approval or non-objection or (5) alter or limit the ability of Parent or its Subsidiaries to exercise discretion with respect to eligibility, participation, amounts awarded or payable, or benefits provided, under the terms or provisions of any Benefit Arrangement of the Parent or its Subsidiaries.

6.13                        Conversion, Data Processing and Related Matters. The parties agree to cooperate and to employ their commercially reasonable efforts to plan, execute and complete the Conversion in an orderly and efficient manner as of the Effective Time, or at such later time as Parent may determine; provided in no event shall the Conversion become effective prior to the Effective Time. Commencing as of the date of this Agreement, the Company and Parent shall each appoint qualified staff members to act as project managers for the Conversion (each, a “Conversion Project Manager”). Such Conversion Project Managers shall act as the principal contacts between the parties on matters relating to the Conversion, and shall coordinate the assignment of personnel as required and generally facilitate the planning, execution and completion of the Conversion. In addition to any conversion of the data and systems files as part of the Conversion, the parties shall reasonably cooperate in exchanging and providing the information requested and performing such tasks as may be necessary to complete the Conversion, including the collection and input of relevant data, development of new operating procedures and design of forms, in each case, as mutually agreed by the parties. The Company shall, commencing as of the date of this Agreement, provide Parent and Parent Bank Sub with full access to the Company Bank Sub’s offices, systems and facilities and all relevant information and personnel at such times and places as Parent Bank Sub shall reasonably request (in connection therewith, the parties shall cooperate towards causing the least possible disruption to the Company’s and Company Bank Sub’s employees, customers and operations), allow Parent Bank Sub to implement such changes as shall be reasonably necessary to effect the Conversion at the Effective Time, or at such other time following the Effective Time as Parent may determine, and diligently assist Parent Bank Sub in making and sending notices, information and materials to the customers and service providers of the Company and its Subsidiaries at such times as Parent deems appropriate and otherwise preparing for the Conversion; provided that Parent shall provide the Company with a reasonable opportunity to review and comment upon all such notices, information and materials prior to any distribution thereof.

6.14        Title Surveys.

(a)               The Company shall order, at the Company’s sole cost and expense (which cost and expense shall be considered Transaction Expenses for purposes of this Agreement), within ten (10) business days after the date of this Agreement, with respect to any real property owned by the Company or any of its Subsidiaries (other than real property designated as “other real estate owned” by the Company Bank Sub (“OREO”)), (i) an ALTA survey made in accordance with the 2011 minimum standard detail requirements for ALTA/ACSM surveys (each a “Survey”), certified to Parent, Parent Bank Sub and Chicago Title Company (the “Title Company”), (ii) a commitment for issuance of an ALTA 2006 Owner’s Policy of Title Insurance (each a “Title Commitment”) dated subsequent to the date of this Agreement but prior to the Closing Date issued by the Title Company in an amount equal to the greater of the value of such real property as shown on the Company’s or its Subsidiaries’ books and records or the fair market value of such real property and (iii) copies of all documents referenced in the Title Commitment exceptions.  The Company shall use commercially reasonable efforts to cause (y) the delivery to Parent of a Survey and (z) the Title Company to deliver to Parent a Title Commitment and copies of all documents referenced in the Title Commitment exceptions for each real property owned by the Company or any of its Subsidiaries (other than OREO) as soon as reasonably practicable following the date of this Agreement.

(b)               For each real property owned by the Company or any of its Subsidiaries, Parent will have a period of ten (10) business days from Parent’s receipt of the last of the Survey, the Title Commitment and all documents referenced in the Title Commitment exceptions with respect to such real property (“Title Review Period”) in which to review such documents and provide the Company with written notice (“Title Notice”) of any condition disclosed in such Survey or Title Commitment that is not reasonably approved by Parent.

(c)               If a Title Notice is timely given by Purchaser, the Company shall use its commercially reasonable efforts to promptly (but in any event within fifteen (15) days of the date of the Title Notice) cure or remove, to Parent’s reasonable satisfaction, each condition set forth on the Title Notice without the payment of any funds. In the event the Company is unable to cure or remove, to Parent’s reasonable satisfaction, all conditions listed on all Title Notices without the payment of any funds (“Title Defect Conditions”), Parent and the Company shall reasonably agree prior to the Closing upon the amount (i) necessary to cure or remove, to Parent’s reasonable satisfaction, all Title Defect Conditions that are capable of cure or removal and (ii) of the diminution of fair market value resulting from Title Defect Conditions that are not capable of cure or removal (collectively, the”Title Defect Amount”).

(d)               The Company shall cause the Title Company to update each Title Commitment as of the business day immediately prior to the Closing Date. In the event that the updated Title Commitment discloses any defect not included in the original Title Commitment, the procedure set forth in (b) and (c) above shall apply and a new Title Review Period shall begin.

(e)               The Company shall cause the Title Company to deliver title insurance policies to match the Title Commitments on or prior to the Closing Date as requested by Parent.

6.15        Environmental Assessments.

(a)               The Company hereby consents to Parent obtaining, in Parent’s sole discretion, within forty-five (45) business days after the date of this Agreement, a Phase I Environmental Site Assessment (“Phase I”) of any Real Property owned or leased by the Company or any of its Subsidiaries, including OREO, at the Company’s cost and expense (which cost and expense shall be considered Transaction Expenses for purposes of this Agreement), conducted by an environmental consultant selected by Parent in its sole discretion (“Environmental Consultant”).

(b)               In the event any Phase I (including a Previously Disclosed Phase I that the Company or one of its Subsidiaries caused to be performed within three (3) years of the date hereof) discloses any Recognized Environmenal Condition (as defined by ASTM E1527-13) or any other potential environmental condition that in the reasonable belief of Parent warrants further review or investigation, Parent shall reasonably promptly give notice of the same to the Company. Parent may then, within an additional forty-five (45) day period have a Phase II Environmental Site Assessment (“Phase II”) conducted by Environmental Consultant; provided, however, that such forty-five (45) day period may be extended as Parent deems reasonably necessary in light of relevant weather and ground conditions. The scope of the Phase II shall be determined by Parent in its reasonable discretion after reasonable consultation with the Company and all costs and expenses associated with such Phase II testing and report shall be borne by the Company and shall be considered Transaction Expenses for purposes of this Agreement. Parent shall provide copies of the draft and final Phase I reports and Phase II reports, if any, to the Company promptly following the receipt of any such report by Parent.

(c)               In the event any Phase II assessment confirms the presence of any environmental condition, such as the presence of an underground storage tank or Hazardous Materials above levels allowed by applicable Environmental Laws given the commercial use of the Real Property, that is unsatisfactory to Parent in its reasonable discretion, Parent shall promptly obtain (but in any case within a reasonable time prior to the Closing Date), at the Company’s sole cost and expense (which cost and expense shall be considered Transaction Expenses for purposes of this Agreement), from one or more environmental consultants or contractors (mutually acceptable to the parties), as appropriate, a good faith estimate (reasonably acceptable to the parties) of the cost and expense necessary to further investigate, remediate, cleanup, abate, restore and otherwise fully address such environmental condition in accordance with Environmental Laws and to the satisfaction of any relevant Governmental Authority (a “Remediation Estimate”). Parent shall cause all Remediation Estimates to be updated, as needed, through the Closing Date.

(d)               Notwithstanding the foregoing and with respect to the OREO property listed in Section 6.15(d) of the Company Disclosure Schedule (the “Identified OREO Property”), Parent, without first obtaining a Phase I or Phase II assessment, shall be permitted to promptly (but in any case within a reasonable time prior to the Closing Date), at the Company’s sole cost and expense (which cost and expense shall be considered Transaction Expenses for purposes of this Agreement), obtain from one or more environmental consultants or contractors (mutually acceptable to the parties), as appropriate, a Remediation Estimate with respect to those conditions specified in the Phase I or Phase II report with respect to the Identified OREO Property identified in Section 6.15(d) of the Company Disclosure Schedule (the “Identified OREO Property Remediation Estimate”).

(e)               In the event the sum of the Title Defect Amount, plus the sum of all Remediation Estimates (including the Indentified OREO Property Remediation Estimate) in the aggregate exceeds One Hundred Fifty Thousand Dollars ($150,000) (a “Real Property Adjustment Amount”), the Per Share Cash Consideration shall be reduced prior to the Closing by an amount equal to the result of: (i) the amount of the Real Property Adjustment Amount up to an aggregate amount of One Million Dollars ($1,000,000), divided by (ii) the Fully Diluted Number. If the Real Property Adjustment Amount is greater than One Million Dollars ($1,000,000), Parent may, in its sole discretion, elect to (1) reduce the Per Share Cash Consideration prior to the Closing by an amount equal to (i) One Million Dollars ($1,000,000), divided by (ii) the Fully Diluted Number and, subject to the satisfaction of all of the conditions set forth in Article 7 hereof, proceed to the Closing, or (2) terminate the Agreement pursuant to Section 8.1(i) of this Agreement.

(f)                The Company (i) hereby grants, and agrees to cause the Company Bank Sub to grant, both Parent and Environmental Consultant reasonable non-exclusive access to the Real Property for the purpose of conducting the Phase I and any Phase II assessments as set forth above; and (ii) shall reasonably cooperate in connection with the performance of any such assessment.

6.16        Stockholder Litigation. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any litigation against the Company and or its directors or Affiliates relating to the transactions contemplated by this Agreement, and the Company shall not agree to any such settlement without Parent’s prior written consent.

6.17        Charitable Commitment. Parent agrees to make a donation of Two Hundred Fifty Thousand Dollars ($250,000) to the First Midwest Charitable Foundation (the “Foundation”), which will be payable on or reasonably promptly following the Closing Date, to provide a pool of funds to be used within the trade areas in which the Company operates consistent with the Foundation’s purposes.

ARTICLE 7

Conditions to the Merger

7.1          Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger is subject to the fulfillment or written waiver by each party before the Effective Time of each of the following conditions:

(a)               Stockholder Approval. This Agreement and the Merger shall have been duly approved by all requisite votes of the holders of the Company Common Stock.

(b)               Regulatory Approvals. All Requisite Regulatory Approvals (1) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (2) shall not have imposed a Burdensome Condition.

(c)               Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(d)               Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e)               No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger, the Bank Merger or any other transaction contemplated hereby. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the Merger, the Bank Merger or any other transaction contemplated hereby.

7.2          Conditions to the Obligation of the Company. The Company’s obligation to consummate the Merger is also subject to the fulfillment or written waiver by the Company before the Effective Time of each of the following conditions:

(a)               Representations and Warranties of Parent. The representations and warranties of Parent in Section 5.3 that are qualified by the words “material” or “Material Adverse Effect” shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date).  All other representations and warranties of Parent in Section 5.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date).  The Company shall have received a certificate, dated the Closing Date, signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent affirming the accuracy of the two (2) preceding sentences.

(b)               Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or before the Effective Time, and the Company shall have received a certificate, dated the Closing Date and signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent to that effect.

(c)               Tax Opinion of the Company’s Counsel. The Company shall have received an opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated the Closing Date, reasonably acceptable to Parent and its counsel and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Barack Ferrazzano Kirschbaum & Nagelberg LLP will be entitled to receive and rely upon certificates and representations of officers of Parent and the Company.

7.3          Conditions to the Obligation of Parent. Parent’s obligation to consummate the Merger is also subject to the fulfillment, or written waiver by Parent before the Effective Time of each of the following conditions:

(a)               Representations and Warranties of the Company. The representations and warranties of the Company in Section 5.2 that are qualified by the words “material” or “Material Adverse Effect” shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date).  The representations and warranties of the Company in Section 5.2(b)(1) through (3) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.  All other representations and warranties of the Company in Section 5.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date).  Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company affirming the accuracy of the three (3) preceding sentences.

(b)               Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or before the Effective Time, and Parent shall have received a certificate, dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.

(c)               Tax Opinion of Parent’s Counsel. Parent shall have received an opinion of Chapman and Cutler LLP, dated the Closing Date, reasonably acceptable to the Company and its counsel, and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Chapman and Cutler LLP will be entitled to receive and rely upon certificates and representations of officers of Parent and the Company.

(d)               Opinion of the Company’s Corporate Counsel. Parent shall have received an opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated the Closing Date, covering the matters set forth in Annex 4 hereto, in a form reasonably satisfactory to Parent and its counsel.

(e)               Dissenting Common Shares. The number of Dissenting Common Shares shall not exceed five percent (5%) of the outstanding shares of Company Common Stock, and Parent shall have received a certificate, dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.

(f)                Third-Party Consents. The Company shall have obtained all the Required Third-Party Consents, and such consents and approvals shall be in full force and effect, and Parent shall have received a certificate, dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.

(g)               Minimum Tangible Common Equity and Minimum Loan Loss Reserve. The Closing Tangible Common Equity of the Company shall be greater than or equal to the Minimum Tangible Common Equity and the Closing Loan Loss Reserve shall be greater than or equal to the Minimum Loan Loss Reserve.

(h)               Minimum Deposits. The ten (10) day average balance of the Company’s consolidated deposits shall be no less than Five Hundred Fifteen Million Dollars ($515,000,000) for the ten (10) day period ending on the day immediately prior to the Closing Date. Parent shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.

(i)                Minimum Loans.  The Company’s consolidated total loans excluding loans held for sale as reflected in the Closing Balance Sheet shall be no less than Three Hundred Fifty Million Dollars ($350,000,000).

(j)                Environmental Matters. Each Phase II permitted to be performed pursuant to Section 6.15(b) hereof shall have been performed, each Remediation Estimate required or permitted to be obtained pursuant to Section 6.15(c) hereof shall have been obtained and if there is a Real Property Adjustment Amount, the Per Share Cash Consideration shall be reduced in accordance with Section 6.15(e).

(k)               Title Matters. Each Title Review Period shall have expired and each condition set forth on any Title Notice delivered pursuant to Section 6.14(b) hereof shall have been resolved pursuant to Section 6.14(c) hereof.

(l)                Resignations. Parent shall have received the resignations, effective as of the Effective Time, of each director and officer of the Company and each director and executive officer of the Company Bank Sub.

(m)              FIRPTA Certificate. Parent shall have received from the Company a certificate stating that the Company and each of its Subsidiaries are not and have not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h) and as reasonably acceptable to Parent.

(n)               Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect with respect to the Company shall not have occurred, and Parent shall have received a certificate, dated as of the Closing Date, and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to that effect.

ARTICLE 8

Termination

8.1          Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned, at any time before the Effective Time, by the Company or Parent, whether prior to or after approval of this Agreement and the transactions contemplated thereby, including the Merger, by all requisite votes of the holders of Company Common Stock, as follows:

(a)               Mutual Agreement. With the mutual written agreement of the other party.

(b)               Breach. If there has occurred and is continuing: (1) a breach by the other party of any representation or warranty contained herein or (2) a breach by the other party of any covenant or agreement contained herein; provided that such breach has not been cured within fifteen (15) days of written notice thereof and that such breach (under either clause (1) or (2)) would entitle the non-breaching party not to consummate the Merger under Article 7.

(c)               Denial of Stockholder Approval. In the case of Parent only, it will have the right to terminate this Agreement if this Agreement, the Merger and/or the other transactions contemplated hereby are not approved by the requisite vote of the stockholders of the Company at a duly held meeting of the stockholders.

(d)               Denial or Withdrawal of Application for Regulatory Approval. (1) If the approval of any Governmental Authority required for consummation of the Merger, the Bank Merger or the other transactions contemplated hereby is denied by final, non-appealable action of such Governmental Authority or (2) any application, filing or notice necessary in connection with a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Governmental Authority and such Governmental Authority would not accept the re-filing of such application; provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the foregoing.

(e)               Outside Date. If the Effective Time has not occurred by the close of business on the twelve (12) month anniversary of the date hereof (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the failure of the Effective Time to occur on or before such date.

(f)                Adverse Action. In the case of Parent only, it will have the right to terminate this Agreement if (1) the Company Board (A) submits this Agreement, the Merger and the other transactions contemplated hereby to its stockholders without a recommendation for approval or with material and adverse conditions on such approval (or fails to reconfirm its recommendation after request to do so by Parent), or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 5.2(e), (B) recommends to its stockholders an Acquisition Proposal other than the Merger or (C) negotiates or authorizes the conduct of negotiations with a third party regarding an Acquisition Proposal other than the Merger and ten (10) business days elapse without such negotiations being discontinued (it being understood and agreed that “negotiate” will not be deemed to include requesting and receiving information from, or discussing such information with, a person that submits an Acquisition Proposal for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the Company Board will in fact engage in or authorize negotiations) or (2) there is a material breach of Section 6.7.

(g)               Dissenting Common Shares. In the case of Parent only, it will have the right to terminate this Agreement if the number of Dissenting Common Shares exceeds five percent (5%) of the outstanding shares of Company Common Stock.

(h)               Material Adverse Effect. If a Material Adverse Effect occurs with respect to the other party.

(i)                Real Property Adjustment Amount. In the case of Parent only, if the Real Property Adjustment Amount is greater than One Million Dollars ($1,000,000).

(j)                Performance of Parent Stock. In the case of the Company only, if, and only if, both of the following conditions are satisfied, the Company may terminate the Agreement under this Section 8.1(j) by delivering written notice to Parent at any time during but not after the period beginning on the Determination Date and ending five (5) days after the Determination Date: (1) the Average Trigger Parent Stock Price is less than the product of the Initial Parent Market Price, multiplied by 0.80; and (2) the number obtained by dividing the Average Trigger Parent Stock Price by the Initial Parent Market Price (the “Parent Stock Ratio”) is less than the result of the Index Ratio, minus 0.15.

8.2          Effect of Termination and Abandonment.

(a)               Except as otherwise provided herein, a termination of this Agreement pursuant to the terms hereof shall be effective immediately upon delivery of written notice by the terminating party to the other parties hereto. Termination of this Agreement pursuant to Section 8.1(j) shall be effective on the twelfth (12th) day following the Determination Date. If this Agreement is terminated and the Merger and the transactions contemplated hereby are abandoned, no party will have any liability or further obligation under this Agreement, except that the first sentence of Section 5.2(f), Section 5.3(f), Section 6.9(c), this Section 8.2, Section 8.3 and Article 9, as well as any relevant definitions, will survive termination of this Agreement and remain in full force and effect and except that termination will not relieve a party from liability for any willful breach by it of this Agreement.

(b)               Notwithstanding anything herein to the contrary, during the seven (7) day period commencing with Parent’s receipt of notice of termination pursuant to Section 8.1(j), Parent shall have the option, but not the obligation, at its election in its sole discretion, to (i) increase the Per Share Stock Consideration (“Adjusted Per Share Stock Consideration”) to the lesser of (A) the Adjusted Per Share Stock Consideration necessary such that the product of the Adjusted Per Share Stock Consideration, multiplied by the Average Trigger Parent Stock Price is equal to the product of 0.80, multiplied by the Per Share Stock Consideration, multiplied by the Initial Parent Market Price or (B) the Adjusted Per Share Stock Consideration necessary for the product of the Adjusted Per Share Consideration, multiplied by the Parent Stock Ratio to equal the product of the Per Share Stock Consideration, multiplied by the result of the Index Ratio, minus 0.15 or (ii) increase the Per Share Cash Consideration (“Incremental Per Share Cash Consideration”) by an amount equal to the lesser of (A) the result of (y) the product of .80, multiplied by the Per Share Stock Consideration, multiplied by the Initial Parent Market Price, minus (z) the product of the Average Trigger Parent Stock Price, multiplied by the Per Share Stock Consideration or (B) the product of (y) the result of Adjusted Per Share Stock Consideration calculated under (i)(B) above, minus the Per Share Stock Consideration, multiplied by (z) the Average Trigger Parent Stock Price. If within such seven (7) day period, Parent delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the Adjusted Per Share Stock Consideration or the Incremental Per Share Cash Consideration, as applicable, then no termination of this Agreement shall occur pursuant to Section 8.1(j), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Per Share Stock Consideration shall be modified to equal the Adjusted Per Share Stock Consideration or the Per Share Cash Consideration shall be modified to include the Incremental Per Share Cash Consideration, as applicable).

8.3          Fee.

(a)               In the event that, after the date hereof and on or before a Fee Termination Date (as defined below), (1) the Company Board submits this Agreement, the Merger and the other transactions contemplated hereby to its stockholders without a recommendation for approval or with material and adverse conditions on such approval (or fails to re-confirm its recommendation after requested to do so by Parent), or otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 5.2(e), (2) the Company, without having received Parent’s prior written consent, enters into an agreement to engage in an Acquisition Transaction with any person (the term “person” for purposes of this definition having the meaning assigned in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) other than Parent or any of its Subsidiaries, (3) the Company authorizes, recommends or proposes (or publicly announces its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Parent or any of its Subsidiaries, (4) the Company Board recommends to its stockholders an Acquisition Transaction other than the Merger, (5) any person, other than Parent or any of its Subsidiaries, acquires beneficial ownership or the right to acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class or series of Company Stock (the term “beneficial ownership” for purposes of this definition having the meaning assigned in Section 13(d) of the Exchange Act, and the rules and regulations of the SEC thereunder), (6) the Company fails to convene a stockholder meeting to approve this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 6.2 or (7) the Company breaches Section 6.7 of this Agreement (clauses (1) through (7), a “Fee Triggering Event”), then the Company will pay to Parent a cash termination fee (the “Fee”) of Two Million Eight Hundred Thousand Dollars ($2,800,000) plus all reasonable and documented out-of-pocket expenses incurred by Parent in connection with the transactions contemplated hereby and in connection with enforcing the payment of the Fee. The Fee will be payable, without setoff, by wire transfer in immediately available funds not later than three (3) business days following the first occurrence of a Fee Triggering Event to an account specified by Parent for such purpose. If the Fee has not been received by Parent within three (3) business days following the first occurrence of a Fee Triggering Event, interest shall accrue on the Fee at an annual rate equal to five percent (5%). The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, Parent would not enter into this Agreement.

(b)               For purposes of this Section 8.3, “Fee Termination Date” means the date that the termination of this Agreement is effective; provided, however, if this Agreement is terminated by (1) Parent pursuant to Section 8.1(c) or either the Company or Parent pursuant to Section 8.1(e), or by Parent pursuant to Section 8.1(b) or 8.1(g), and, prior to such termination, an Acquisition Proposal shall have been made or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, or (2) Parent pursuant to Section 8.1(f), then the Fee Termination Date means the eighteen (18) month anniversary of the termination of this Agreement.

ARTICLE 9

Miscellaneous

9.1                               Survival. The representations, warranties, agreements and covenants contained in this Agreement will not survive the Effective Time (other than Article 2, Article 3, Section 6.9(c), Section 6.11 and this Article 9).

9.2                               Expenses. Except as otherwise provided herein, each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that Parent and Company will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the copying, printing and distributing the Registration Statement and the Proxy Statement for the approval of the Merger and (b) all listing, filing or registration fees, including fees paid for filing the Registration Statement with the SEC and any other fees paid for filings with Governmental Authorities.

9.3                               Notices. All notices, requests and other communications given or made under this Agreement must be in writing (which shall include facsimile communication and electronic mail) and will be deemed given when personally delivered, facsimile transmitted (with confirmation), sent by electronic mail, mailed by registered or certified mail (return receipt requested) or sent by overnight courier to the persons and addresses set forth below or such other place as such party may specify by written notice to the other parties hereto.

If to the Company, to:

NI Bancshares Corporation
230 West State Street
Sycamore, IL 60178
Attention: Michael A. Cullen, President
Facsimile: (815) 899-8895
E-mail: mcullen@banknbt.com

with a copy to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street, Suite 3900
Chicago, IL 60606
Attention: Robert M. Fleetwood, Esq.
Facsimile: (312) 984-3150
E-mail: robert.fleetwood@bfkn.com

If to Parent, to:

First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, IL 60143
Attention: Nicholas J. Chulos, Executive Vice President
Facsimile: (630) 647-7038
E-mail: nick.chulos@firstmidwest.com

with a copy to:

Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603
Attention: John J. Martin, Esq.
Facsimile: (312) 516-1474
E-mail: jjmartin@chapman.com

9.4                               Waiver; Amendment.

(a)                                             Any term, provision or condition of this Agreement may be waived in writing at any time by the party which is entitled to the benefits hereof; provided, however, after the approval of this Agreement and the transactions contemplated thereby, including the Merger, by all requisite votes of the holders of Company Common Stock, no waiver of any term, provision or condition hereof shall be made which by law requires further approval of the stockholders of the Company unless such further approval is obtained. Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by law or equity, shall be cumulative and may be exercised from time to time. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party’s right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, agreement, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, agreement, covenant, representation or warranty of this Agreement.

(b)                                             This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Subject to the foregoing this Agreement may be amended by the parties hereto by action taken by the board of directors of Parent and the board of directors of the Company at any time before or after the approval of this Agreement and the transactions contemplated thereby, including the Merger, by all requisite votes of the holders of Company Common Stock; provided, however, no amendment shall be made after the receipt of such approval which by law requires further approval of the stockholders of the Company unless such further approval is obtained; provided, further, Parent and the Company may without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any Requisite Regulatory Approvals or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby.

9.5                               Alternative Structure. Notwithstanding anything to the contrary in this Agreement, before the Effective Time, Parent may by notice to the Company at least five (5) business days prior to the approval of this Agreement and the transactions contemplated thereby, including the Merger, by all requisite votes of the holders of Company Common Stock, revise the structure of the Merger or otherwise revise the method of effecting the Merger and the transactions contemplated hereby, provided that (a) such revision does not alter or change the kind or amount of consideration to be delivered to stockholders of the Company, (b) such revision does not adversely affect the tax consequences to the stockholders of the Company, (c) such revised structure or method is reasonably capable of consummation without significant delay in relation to the structure contemplated herein and (d) such revision does not otherwise cause, and could not reasonably be expected to cause, any of the conditions set forth in Article 7 not to be capable of being fulfilled (unless duly waived by the party entitled to the benefits thereof). This Agreement and any related documents will be appropriately amended in accordance with the terms hereof or thereof in order to reflect any such revised structure or method.

9.6                               Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.

9.7                               Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8                               Entire Understanding; No Third Party Beneficiaries. This Agreement, the other agreements and documents contemplated hereby and the Confidentiality Agreement represent the entire understanding of the parties hereto regarding the transactions contemplated hereby and supersede any and all other oral or written agreements previously made or purported to be made. Except for Section 6.11, which is intended to benefit the Indemnified Parties to the extent stated, nothing expressed or implied in this Agreement is intended to confer any rights, remedies, obligations or liabilities upon any person other than the Company and Parent. For the avoidance of doubt, notwithstanding anything in the Confidentiality Agreement to the contrary, the parties hereto hereby agree that the execution and delivery of this Agreement does not result in the termination of the Confidentiality Agreement, which remains in full force and effect in accordance with the terms thereof.

9.9                               Counterparts. This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

9.10                        Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (a) all other provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in a manner materially adverse to any party and (b) the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

9.11                        Subsidiary and Affiliate Action. Wherever a party has an obligation under this Agreement to “cause” a Subsidiary or Affiliate of such party or any such Subsidiary’s or Affiliate’s officers, directors, management or employees to take, or refrain from taking, any action, or such action that may be necessary to accomplish the purposes of this Agreement, such obligation of such party shall be deemed to include an undertaking on the part of such party to cause such Subsidiary or Affiliate to take such necessary action. Wherever this Agreement provides that a Subsidiary or Affiliate of a party has an obligation to act or refrain from taking any action, such party shall be deemed to have an obligation under this Agreement to cause such Subsidiary or Affiliate, or any such Subsidiary’s or Affiliate’s officers, directors, management or employees, to take, or refrain from taking, any action, or such action as may be necessary to accomplish the purposes of this Agreement. To the extent necessary or appropriate to give meaning or effect to the provisions of this Agreement or to accomplish the purposes of this Agreement, Parent and the Company, as the case may be, shall be deemed to have an obligation under this Agreement to cause any Subsidiary thereof to take, or refrain from taking, any action, and to cause such Subsidiary’s officers, directors, management or employees, to take, or refrain from taking, any action otherwise contemplated herein. Any failure by an Affiliate of Parent or the Company to act or refrain from taking any action contemplated by this Agreement shall be deemed to be a breach of this Agreement by Parent or the Company, respectively.

9.12                        Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.13                        Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding the foregoing, Parent may assign all of its rights and obligations under this Agreement to any of its Affiliates (each a “Permitted Assignee”) upon not less than five (5) days prior written notice to the Company, provided that upon such assignment Parent shall nevertheless remain liable for all terms, covenants, obligations and conditions of Parent set forth in this Agreement. Contemporaneously with such assignment, the Permitted Assignee shall execute a counterpart of this Agreement and a certificate containing the representations and warranties set forth in Section 5.3, conformed to be applicable to such Permitted Assignee.

*                            *                            *

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

NI BANCSHARES CORPORATION

By:	/s/ Michael A. Cullen
Name: Michael A. Cullen
Title: President and Chief Executive Officer

FIRST MIDWEST BANCORP, INC.

By:	/s/ Michael L. Scudder
Name: Michael L. Scudder
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex 1-A

LIST OF PARTIES ENTERING INTO THE COMMON VOTING AGREEMENT

Michael A. Cullen

Charles C. Kaiser

David N. McCoy

Bradley V. Brown

R. David Van Buren

Samantha J. Dailey

Michelle Carlson

Tami Armstrong

Karen A. Kuppler

Richard N. Anderson

John H. Boies

Evelina J. Cichy

James W. Dutton

Robert B. Johnson

Robert C. Johnson

Kevin P. Poorten

Douglas C. Roberts

Timothy P. Suter

Annex 1-B

FORM OF COMMON VOTING AGREEMENT

November 12, 2015

First Midwest Bancorp, Inc.

One Pierce Place, Suite 1500

Itasca, Illinois 60143

Ladies and Gentlemen:

The undersigned, being a stockholder of NI Bancshares Corporation, a Delaware corporation (the “Company”), hereby acknowledges that the Company and First Midwest Bancorp, Inc., a Delaware corporation (“Parent”), are concurrently entering into an Agreement and Plan of Merger, dated as of an even date herewith (as amended or modified from time to time, the “Merger Agreement”), pursuant to which the Company will be merged with and into Parent (the “Merger”). A copy of the Merger Agreement has been provided to the undersigned. Capitalized terms used but not defined herein are to be deemed to have the meanings assigned to them in the Merger Agreement.

The undersigned further acknowledges that the undersigned will benefit directly and substantially from the consummation of the Merger. As an inducement to and condition of Parent’s willingness to enter into the Merger Agreement, the undersigned hereby agrees, represents and warrants as follows:

1.       Owned Shares. The undersigned owns (of record or beneficially) and has the full power and authority to vote the number of shares of Company Common Stock set forth on the signature page hereof (the “Owned Shares”). For all purposes of this agreement, the Owned Shares will include any shares of Company Common Stock as to which the undersigned acquires beneficial ownership after the date hereof.

2.       Agreement to Vote Owned Shares. The undersigned agrees that at the Company Meeting or any other meeting or action of the stockholders of the Company, including a written consent solicitation, the undersigned will (a) vote all of the Owned Shares (or otherwise provide a proxy or consent) in favor of, and will otherwise support, approval, and will not initiate any proxy solicitation or undertake any other efforts not to support approval, of the Merger Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the transactions contemplated by the Merger Agreement, and (b) not vote the Owned Shares (or otherwise provide a proxy or consent) in favor of, or otherwise support, approval of any Acquisition Proposal or any action that is intended to, or could reasonably be expected to, materially impede, interfere with, delay or otherwise materially and adversely affect the Merger or the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, the parties acknowledge that this letter agreement is entered into by the undersigned solely in his or her capacity as legal title holder of the Owned Shares and that nothing in this letter agreement shall prevent the undersigned from discharging his or her fiduciary duties as a member of the Company Board or as an officer of the Company.

3.       Transfer of Owned Shares. The undersigned agrees that the undersigned will not, without the prior written consent of Parent (which consent shall not be unreasonably withheld) (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Owned Shares, unless it receives (1) an irrevocable proxy, in form and substance identical to the provisions of Section 2 hereof, to vote such Owned Shares with respect to the Merger Agreement and the Merger and otherwise, and the undersigned will vote such proxy as provided in Section 2 hereof and (2) an agreement identical in all material respects to this letter agreement executed by the transferee of the Owned Shares the subject thereof, and (b) take any action or omit to take any action which would prohibit, prevent or preclude the undersigned from performing its obligations under this letter agreement.

4.       Further Assurances. The undersigned will take all reasonable actions and make all reasonable efforts, and will execute and deliver all such further documents, certificates and instruments, in order to consummate the transactions contemplated hereby and by the Merger Agreement, including, without limitation, the agreement of the undersigned to vote the Owned Shares in accordance with Section 2 hereof.

5.       No Solicitation. The undersigned agrees that the undersigned shall not, and the undersigned shall direct and use its reasonable best efforts to cause the undersigned’s agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the undersigned) not to, knowingly initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal.

6.             Waiver of Claims. The undersigned irrevocably agrees to waive and does hereby waive any and all claims (whether past, present or future, and at law, at equity, through arbitration or otherwise) against the Company, Parent, their respective affiliates and each of their respective officers, employees and directors to the extent arising as a result of the undersigned’s ownership of shares in the Company, including without limitation claims relating to, in connection with or arising from the Merger Agreement or the Merger, the due authorization and execution and fairness (to the undersigned or otherwise) of the Merger Agreement or the Merger and the other transactions contemplated by the Merger Agreement, other than the right to receive the consideration provided for in the Merger Agreement upon consummation of the Merger. To avoid doubt, the waiver contained in this Section 6 shall be absolute and perpetual unless and until such time as this Agreement is terminated pursuant to Section 8 below.

7.             Specific Performance. The undersigned agrees that irreparable damage would occur in the event that any of the provisions of this agreement were not performed by the undersigned in accordance with their specific terms or were otherwise breached. Accordingly, the undersigned agrees that Parent will be entitled to an injunction or injunctions to prevent breaches hereof by the undersigned and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent is entitled at law or in equity, and that the undersigned waives the posting of any bond or security in connection with any proceeding related thereto.

8.             Termination of this Agreement. This Agreement will terminate automatically upon the termination of the Merger Agreement by either or both of the Company or Parent pursuant to Section 8.1 of the Merger Agreement or in the event the Company Board submits the Merger Agreement to the Company’s stockholders without a recommendation for approval in accordance with Section 6.2 of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination will not relieve any party from liability for any willful breach of this agreement prior to such termination.

9.       Certain Representations and Warranties. The undersigned hereby represents and warrants to Parent that the undersigned has the right, power and authority to execute and deliver this agreement; such execution and delivery does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of any contract; and this agreement has been duly executed and delivered by the undersigned and constitutes a legal, valid and binding agreement of the undersigned, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

10.       Appraisal Rights. To the extent permitted by applicable law, the undersigned hereby waives and agrees not to exercise any rights of appraisal or rights to dissent from the transactions contemplated by the Merger Agreement that he, she or it may have with respect to the Owned Shares under applicable law.

11.          Governing Law. This agreement is governed by, and will be interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.

12.          Counterparts. This agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

13.          Severability. Each provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more provisions contained in this agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, (a) all other provisions of this agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in a manner materially adverse to any party and (b) the parties shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

*        *        *

Annex 1-B

The undersigned has executed and delivered this agreement as of the day and year first above written.

Very truly yours,

Name:

Number of Owned Shares:

ACCEPTED AS OF THE DAY AND YEAR FIRST ABOVE WRITTEN:

FIRST MIDWEST BANCORP, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO COMMON VOTING AGREEMENT]

Annex 2-A

LIST OF PARTIES ENTERING INTO THE NON-COMPETITION AGREEMENT

Michael A. Cullen

Bradley V. Brown

R. David Van Buren

Samantha J. Dailey

Tami Armstrong

Karen A. Kuppler

Richard N. Anderson

John H. Boies

Evelina J. Cichy

James W. Dutton

Robert B. Johnson

Robert C. Johnson

Kevin P. Poorten

Douglas C. Roberts

Timothy P. Suter

Annex 2-B

FORM OF CONFIDENTIALITY,

NON-SOLICITATION AND NON-COMPETITION AGREEMENT

CONFIDENTIALITY, NON-SOLICITATION AND NON-COMPETITION AGREEMENT (the “Agreement”) dated as of November 12, 2015, between NI Bancshares Corporation, a Delaware corporation (the “Company”), First Midwest Bancorp, Inc., a Delaware corporation (“Parent”), and               (the “Covenantor”). Capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement (as defined below).

WHEREAS, Covenantor is currently an executive officer or member of the Board of Directors of the Company and/or The National Bank & Trust Company of Sycamore, a wholly-owned subsidiary of the Company (“Company Bank Sub”), and owns (of record or beneficially) the number of shares of Company Common Stock set forth on the signature page hereof (“Owned Shares”);

WHEREAS, Parent and Company are entering into an Agreement and Plan of Merger on the date hereof (the “Merger Agreement”), upon the terms and subject to the conditions of which the parties intend to effect a strategic business combination pursuant to which the Company will merge with and into Parent, with Parent as the surviving entity (the “Merger”), and the Company will cause the Company Bank Sub to merge with and into First Midwest Bank, a wholly-owned subsidiary of Parent (the “Parent Bank Sub”);

WHEREAS, Covenantor agrees to enter into this Agreement containing covenants that the parties acknowledge and agree are essential to the sale or transfer of the Company’s business to Parent as a result of consummation of the Merger and for other good and valuable consideration, the receipt of which is hereby acknowledged; and

WHEREAS, Covenantor, Company and Parent acknowledge and agree that the post-Merger covenants contained herein are reasonable and necessary to protect the goodwill of the Company and Company Bank Sub that is being acquired by Parent in the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual commitments contained in this Agreement, the parties hereto agree as follows:

1.           Effectiveness; Effect on Prior Agreements. This Agreement shall be effective as of the date hereof. Notwithstanding the foregoing, if the Merger Agreement is terminated in accordance with the provisions thereof, this Agreement shall be null and void.

2.           Confidential Information. (a) Covenantor agrees to keep secret and confidential all documents, materials and information about or relating to the Company, Company Bank Sub, any of their respective subsidiaries or any of their respective businesses, including, without limitation, information about customers or prospective customers, business contacts, transactions, contracts, intellectual property, finances, personnel, products and pricing, or corporate affairs of which Covenantor may have become aware, whether or not relating to or arising out of Covenantor’s specific duties and all other documents, materials and information that should reasonably be considered confidential under any circumstance (“Confidential Information”), and Covenantor shall not disclose or make known any such Confidential Information or anything relating thereto to any person or entity except (i) in connection with the ordinary course of the Company and/or its subsidiaries’ business prior to the Effective Time, consistent with past practices, (ii) officers, directors, employees, agents and advisors of Parent and its subsidiaries and (iii) to such other persons or entities as may be authorized by Parent or to the extent required by law. Confidential Information is limited to information that is not generally known to the Company’s competitors, that has not been voluntarily disclosed to the public by the Company, and that is not otherwise lawfully in the public domain.

(b) Upon Covenantor ceasing to be an executive officer or member of the Board of Directors of the Company and/or Company Bank Sub for any reason, Covenantor shall immediately return to Parent and its subsidiaries any and all Confidential Information in Covenantor’s possession or under Covenantor’s control, including, without limitation, all reports, analyses, summaries, notes, or other documents or work papers, containing or based upon any Confidential Information, whether prepared by Parent or any of its subsidiaries or the Company or any of its subsidiaries, Covenantor or any other person or entity.

(c) Should any person or entity request in any manner that Covenantor disclose any Confidential Information, Covenantor shall immediately notify Parent of such request and the content of all communications and discussions relating thereto unless otherwise prohibited by law.

3.           Covenant not to Compete: Non-Solicitation of Employees and Customers. (a) Covenantor agrees that for a two (2) year period immediately following the effective time of the Merger as provided by the Merger Agreement (the “Effective Time”), Covenantor will:

(1) not, directly or indirectly (whether as principal, agent, independent contractor, employee or otherwise), own, manage, operate, join, be employed by, control or otherwise carry on, participate in the ownership, management, operation or control of, or engage in any business offering the same or substantially similar lending, deposit taking or other banking products or services, including without limitation, all trust, fiduciary or agency services provided by Company Bank Sub, as those offered or sold by the Company or Company Bank Sub, or any of their respective subsidiaries, immediately prior to the Effective Time (a “Competing Business”), in any county within the State of Illinois where the Company or the Company Bank Sub has banking facilities or within which it conducts business immediately prior to the Effective Time of the Merger (for purposes of the foregoing, a Competing Business shall include any organizational activities with respect to a business that would be a Competing Business once such business is organized and operating); provided, however that Covenantor shall not be prohibited from owning passively less than five percent (5%) of the aggregate of any class of capital stock of any corporation if such stock is publicly traded and listed on any national stock exchange, whether or not such corporation is a Competing Business; provided, further, that Covenantor shall not be prohibited from engaging in any business (other than the Competing Business) in which Covenantor otherwise engages as of the date hereof;

(2) inform any Competing Business which seeks to engage the services of Covenantor that Covenantor is bound by this Section 3 and the other terms of this Agreement;

(3) not solicit or induce or attempt to solicit or induce, directly or indirectly, any employee of the Company or Company Bank Sub, whether or not such person would commit a breach of any employment agreement by reason of leaving service, to terminate such employee’s employment relationship with the Company or Company Bank Sub (or Parent or Parent Bank Sub following the Merger); and

(4) not, (x) solicit by mail, by telephone, by personal meeting, or by any other means, either directly or indirectly, any customer of the Company or Company Bank Sub with whom Covenantor had contact for the purpose of conducting Company or Company Bank Sub business, for whom Covenantor had supervisory responsibility or about whom Covenantor had access to Confidential Information (each, a “Restricted Customer”); or (y) interfere with or damage (or attempt to interfere with or damage) any relationship between Parent, Parent Bank Sub or any affiliates thereof and any such Restricted Customer. For purposes of the non-solicitation restriction contained in Section 3(a)(4)(x) and (y), “Restricted Customer” also includes any individual or entity specifically identified by the Company by written notice to Covenantor at the time of the Merger as a prospective customer of the Company, and with whom Covenantor had contact on behalf of the Company in an attempt to conduct Company business, or about whom Covenantor received Confidential Information. For purposes of clarity, the termination of Covenantor’s employment with Parent, if applicable, shall not by itself be treated as a violation of Section 3(a)(4)(y));

(b) Covenantor understands and agrees that money damages are an inadequate remedy for any breach or attempted or threatened breach of this Section 3 by Covenantor and that Company and Parent and their respective Subsidiaries shall be entitled to equitable relief, including specific performance and injunctive relief as remedies for any such breach or threatened or attempted breach. Covenantor hereby consents to the granting of an injunction (temporary or otherwise) against Covenantor or to the entering of any other court order against Covenantor prohibiting and enjoining Covenantor from violating, or directing Covenantor to comply with, any provision of this Section 3. Covenantor also agrees and understands that such remedies shall be in addition to any and all remedies, including damages, available to Company, Company Bank, Parent and/or any Subsidiaries or affiliates thereof against Covenantor for such breaches or threatened or attempted breaches. If Covenantor breaches any provision herein, and is not immediately or preliminarily enjoined from such breach, then, upon a court of competent jurisdiction finding such provision enforceable, the time periods relating to the restrictions above shall be tolled during the period of breach and pendency of the lawsuit until all appeal periods have expired.

4.           Entire Agreement; Modification. This Agreement contains the entire agreement between Covenantor, Parent and the Company with respect to the subject matter hereof and it is the complete, final and exclusive embodiment of the agreement with regard to this subject matter hereof, provided, however, that this Agreement shall not supersede or otherwise effect any agreement or understanding between the Company or any of its Subsidiaries on the one hand and Covenantor on the other hand that includes any confidentiality, restrictive covenant or other provisions concerning the subject matter hereof on the part of Covenantor. This Agreement is being entered into by Covenantor without reliance on any promise or representation other than those expressly contained herein, and this Agreement cannot be amended except in writing signed by all parties hereto.

In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If, moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be overly broad as to duration, geographical scope, activity or subject, this Agreement shall be construed by limiting and reducing such overly broad provision, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

5.           Notices. For the purposes of this Agreement, notices, demands, and all other communications shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, and if to the Covenantor, delivered to the last address on file with the Company, and if to the Company, to its main offices located at 230 W. State St., Sycamore, Illinois 60178, and if to Parent, to its main offices located at One Pierce Place, Suite 1500, Itasca, Illinois 60143 or to such other address as any such party may have furnished to the others, in writing, in accordance herewith, except that notices of change of address shall be effective only upon receipt.

6.           Waiver. If either party should waive any breach of any provisions of this Agreement, such party shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

7.           Assignment. This Agreement and any rights or obligations hereunder may be assigned by Parent to any Subsidiary of Parent or any successor in interest to Parent’s or any of its Subsidiaries’ businesses. This Agreement may not be assigned by Covenantor.

8.           Headings. The headings of the sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

9.           Governing Law. This Agreement shall be governed by the laws of the State of Illinois without reference to the choice of law principles thereof. Any claim, lawsuit or dispute involving the interpretation or enforcement of this Agreement must be held in a court of competent jurisdiction located in Cook County, Illinois. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court located in Cook County, Illinois, agrees that process may be served upon term in any manner authorized by the laws of such jurisdiction and waives and covenants not to assist or plead any objection which they might otherwise have to such jurisdiction and such process.

10.        Counterparts. This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

*                              *                              *

Annex 2-B

IN WITNESS WHEREOF, each of the parties hereto have duly executed this Agreement as of the date first set forth above.

NI BANCSHARES CORPORATION

By:
Name:
Title:

FIRST MIDWEST BANCORP, INC.

By:
Name:
Title:

[COVENANTOR]

Name:

Number of Owned Shares:

[SIGNATURE PAGE TO CONFIDENTIALITY, NON-SOLICITATION AND NON-COMPETITION AGREEMENT]

Annex 3

form of BANK MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER OF
THE NATIONAL BANK & TRUST COMPANY OF SYCAMORE
WITH AND INTO
FIRST MIDWEST BANK

This Agreement and Plan of Merger (this “Agreement”) dated as of November 12, 2015, adopted and made by and between THE NATIONAL BANK & TRUST COMPANY OF SYCAMORE (“Company Bank Sub”), a national banking association having its main office at 230 W. State St., Sycamore, Illinois 60178, and FIRST MIDWEST BANK (“Parent Bank Sub”), an Illinois state-chartered bank having its main office at One Pierce Place, Suite 1500, Itasca, Illinois 60143.

WITNESSETH:

WHEREAS, Company Bank Sub is a national banking association organized and existing under the laws of the United States of America, the authorized capital stock of which consists of 2,000,000 shares of common stock, with a par value of $50 each, and all of the issued and outstanding shares of which are owned as of the date hereof directly by NI Bancshares Corporation, a Delaware corporation (the “Company”);

WHEREAS, Parent Bank Sub is an Illinois state-chartered bank organized and existing under the laws of the State of Illinois, the authorized capital stock of which consists of 4,000,000 shares of common stock, with a par value of $10 each, and all of the issued and outstanding shares of which are owned as of the date hereof by First Midwest Bancorp, Inc., a Delaware corporation (“Parent”);

WHEREAS, the Company and Parent have entered into an Agreement and Plan of Merger dated as of an even date herewith (the “Merger Agreement”), pursuant to which the Company will merge with and into Parent, with Parent as the surviving entity (the “Holding Company Merger”);

WHEREAS, the Merger Agreement contemplates that, following the Holding Company Merger, Company Bank Sub will merge with and into Parent Bank Sub, with Parent Bank Sub as the surviving entity; and

WHEREAS, the respective Boards of Directors of Company Bank Sub and Parent Bank Sub deem the merger of Company Bank Sub with and into Parent Bank Sub, under and pursuant to the terms and conditions herein set forth or referred to, desirable and in the best interests of the respective banks, and the Boards of Directors of Company Bank Sub and Parent Bank Sub have authorized and approved the execution and delivery of this Agreement by their respective officers;

WHEREAS, the parties have previously reviewed financial statements which set forth the Tier 1 Capital of Parent Bank Sub and Company Bank Sub as of September 30, 2015 and the projected assets, liabilities, income and Tier 1 Capital of the Surviving Bank following the Effective Date (as defined hereinafter), a copy of which is attached to this Agreement as Annex 1;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

ARTICLE I

Bank Merger

Subject to the terms and conditions of this Agreement, on the Effective Date (as hereinafter defined), at the time designated by Parent Bank Sub following effectiveness of the Holding Company Merger, Company Bank Sub shall be merged with and into Parent Bank Sub pursuant to the provisions of, and with the effect provided in, 12 U.S.C. Section 214a and the Illinois Banking Act 205 ILCS 5/1 et seq. (the “Banking Act”) (said transaction being hereinafter referred to as the “Bank Merger”). On the Effective Date, the separate existence of Company Bank Sub shall cease, and Parent Bank Sub, as the surviving entity, shall continue unaffected and unimpaired by the Bank Merger, and shall be liable for all of the liabilities of Company Bank Sub existing at the Effective Date (Parent Bank Sub being hereinafter sometimes referred to as the “Surviving Bank”). The business of the Surviving Bank shall be that of an Illinois state-chartered bank and shall be conducted at its main office and its legally established branches.

ARTICLE II

Charter and By-Laws

The Charter and By-Laws of Parent Bank Sub in effect immediately prior to the Effective Date shall be the Charter and By-Laws of the Surviving Bank, in each case until amended in accordance with applicable law.

ARTICLE III

Board of Directors

On the Effective Date, the Board of Directors of the Surviving Bank shall consist of those persons serving as directors of Parent Bank Sub immediately prior to the Effective Date.

ARTICLE IV

Capital

The shares of capital stock of Parent Bank Sub issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding.

The shares of capital stock of Company Bank Sub held by Parent immediately after the Holding Company Merger and immediately prior to the Effective Date shall, on the Effective Date, by virtue of the Bank Merger, and without any action on the part of the holder thereof, be canceled and retired, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

ARTICLE V

Effective Date of the Bank Merger

The Bank Merger shall be effective at the time and on the date specified in the certificate of merger issued by the Illinois Department of Financial and Professional Regulation (the “Department”) with respect thereto or, at such later time as agreed to by the parties to this Agreement (such date and time being herein referred to as the “Effective Date”). Notwithstanding the foregoing, the consummation and effectiveness of the Holding Company Merger shall be a condition precedent to the effectiveness of the Bank Merger.

ARTICLE VI

Main Office

The main office of the Surviving Bank shall be One Pierce Place, Suite 1500, Itasca, Illinois 60143.

ARTICLE VII

Approvals and Fees

This Agreement is subject to approval by the Department. Regardless of whether approval by the Department is granted, Parent Bank Sub and Company Bank Sub agree to pay the Department’s expenses of examination. This Agreement is also subject to approval by the shareholders of Parent Bank Sub and Company Bank Sub and in accordance with such requirement, this Agreement has been unanimously ratified and confirmed by the shareholders of Company Bank Sub and Parent Bank Sub in accordance with Section 23 of the Banking Act and 12 U.S.C. Section 214a.

ARTICLE VIII

Further Assurances

If at any time the Surviving Bank shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Company Bank Sub, or otherwise carry out the provisions hereof, the proper officers and directors of Company Bank Sub, as of the Effective Date, and thereafter the officers of the Surviving Bank acting on behalf of Company Bank Sub shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

ARTICLE IX

Termination

Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated by the mutual consent of the parties hereto and shall terminate automatically with no further action by either party in the event that the Merger Agreement is terminated in accordance with the provisions thereof prior to the effectiveness of the Holding Company Merger.

ARTICLE X

Dissenting Shareholders

Pursuant to the unanimous ratification and confirmation of this Agreement by the shareholders of Company Bank Sub and Parent Bank Sub, the rights of dissenting shareholders provided by the banking laws of the United States and the State of Illinois, including 205 ILCS 5/29, shall not apply.

ARTICLE XI

Amendments

Before the Effective Date, any provision of this Agreement may be amended or modified at any time, but only by a written agreement executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law.

ARTICLE XII

Governing Law

This Agreement is governed by, and will be interpreted in accordance with, the laws of the State of Illinois applicable to contracts made and to be performed entirely within that State.

ARTICLE XIII

Counterparts

This Agreement may be executed in multiple counterparts, and may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

*                              *                              *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

ATTEST:	THE NATIONAL BANK & TRUST
COMPANY OF SYCAMORE

Name:	Name:
Title:	Title:

ATTEST:	FIRST MIDWEST BANK

Name:	Name:
Title:	Title:

Annex 1: Pro Forma Financial Statements

Annex 4

FORM OF OPINION OF COMPANY COUNSEL

It is our opinion that:

(1) The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware.

(2) The Company has outstanding [•] shares of Company Common Stock. All of the Company’s outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive rights.

(3) This Agreement, the Merger and the other transactions contemplated by the Agreement have been duly authorized and, to the extent applicable, duly executed and delivered and this Agreement, the Merger and the other transactions contemplated by the Agreement have each been duly approved by the requisite votes of the stockholders consisting of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock approving this Agreement and the transactions contemplated hereby.

(4) The Merger Agreement is a legally binding obligation on the part of the Company and is enforceable against the Company in accordance with its terms.

(5) The execution and delivery by the Company of this Agreement do not, the performance by the Company of its obligations thereunder will not, and the conversion of the Company Common Stock and the cancellation of the Company Stock Options contemplated by the Agreement does not, result in a violation of the Constituent Documents of the Company, Delaware law or, solely with respect to the cancellation of the Company Stock Options and the conversion of the Restricted Company Common Stock, the Company Stock Plans.

(6) This Agreement, the Common Voting Agreement and the transactions contemplated hereby and thereby are exempt from and otherwise not effected by the provisions of the Takeover Laws or the provisions of paragraphs Eleventh and Twelfth of the Company’s Amended and Restated Certificate of Incorporation.

(7) No approval, authorization or other action by, or filing with, any Governmental Authority is required on or before the date hereof in connection with the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated thereby except those that have already been made or obtained, as applicable, and that are in full force and effect.

Appendix B

November 9, 2015

Board of Directors

NI Bancshares Corporation

230 West State Street

Sycamore, Illinois 60178

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to the shareholders of NI Bancshares Corporation (the “Company”), a bank holding company organized as a Delaware corporation, of the consideration to be paid to the Company shareholders in the proposed merger of the Company with and into First Midwest Bancorp, Inc., a Delaware corporation (“Parent”) (the “Merger”).  The Company’s subsidiary, The National Bank & Trust Company of Sycamore, will be merged into Parent’s wholly-owned subsidiary, First Midwest Bank, at the completion of the Merger.

Pursuant to an Agreement and Plan of Merger dated on or about November 6, 2015 (the “Agreement”), the Parent has agreed to exchange $71.0 million in cash and common stock for all of the outstanding shares of common stock and options of the Company.  The consideration will consist of approximately $15.3 million in cash and $55.7 million in common stock of Parent.  The number of common shares of Parent to be issued will be based upon the fifteen (15) consecutive NASDAQ trading days on a volume weighted average basis ending on and including the trading day immediately preceding the date of the Agreement.  The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Agreement.  In the event that the 15-day average volume weighted price of Parent common stock has declined by more than 20% from the date of the agreement and Parent’s common stock underperforms the KBW Regional Banking index by more than 15% during the same time period, the Company can elect to terminate the Agreement.  If the Company would exercise this right, the Parent would have the option to cure or “top-up” the total consideration by increasing either the stock consideration or the cash consideration, or both.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes.  Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by the Company.

In connection with its opinion, Sheshunoff, among other things:

1.              Reviewed the latest draft of the Agreement;

2.              Discussed the terms of the Agreement with the management of the Company and the Company’s legal counsel;

3.              Conducted conversations with management of the Company regarding recent and projected financial performance of the Company;

4.              Evaluated the financial condition of the Company based upon a review of regulatory reports for the five-year period ended December 31, 2014 and interim period through September 30, 2015, and internally-prepared financial reports for Company for the interim period through September 30, 2015;

5.              Compared the Company’s recent operating results with those of certain other banks in the United States and the Midwest Region of the United States as defined by SNL Financial that have recently been acquired;

6.              Compared the pricing multiples for the Company in the Merger to recent acquisitions of banks in the United States and the Midwest Region of the United States as defined by SNL Financial, with similar characteristics to the Company;

7.              Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by the Company through the five-year period ending September 30, 2020;

8.              Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of the Company and Parent;

9.              Discussed certain matters regarding Parent’s regulatory standing, financial performance, and business prospects with Parent executives and representatives;

10.       Reviewed certain internal and publicly available information regarding Parent that Sheshunoff deemed relevant;

11.       Compared Parent’s recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region as defined by SNL financial, that Sheshunoff deemed relevant;

12.       Reviewed available stock analyst research reports concerning Parent;

13.       Compared the historical stock price data and trading volume of Parent to certain relevant indices; and

14.       Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by the Company for the purposes of this opinion.  Sheshunoff assumed that any projections provided or approved by the Company were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management.  Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby.  Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based.  In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company or Parent nor was Sheshunoff furnished with any such appraisals.  Sheshunoff assumed that any off-balance sheet activities of the Company or Parent will not materially and adversely impact the future financial position or results of operations of Parent after the Merger.  Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for the Company and Parent are, respectively, adequate to cover such losses.  In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or Parent nor has Sheshunoff been furnished with any such evaluations or appraisals.  Sheshunoff did not perform an onsite review of the Company or Parent in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on the Company or Parent and thereby on the results of our analyses.  Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Parent after the completion of the Merger.

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion.  Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of the Company since the date of the last financial statement reviewed by us.  The Company’s management has advised us that they know of no additional information that would have a material effect on this opinion.  This opinion does not address any legal, regulatory, tax or accounting matters, as to which the Company has informed us that they have received such advice as they deem necessary from qualified professionals.

Sheshunoff expresses no opinion on the underlying decision by the Company to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to the Company.  This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to the Company shareholders.  We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of the Company resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.

This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger.  Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to the Company and not to any third party, including, without limitation, any individual board members or shareholders.  Sheshunoff specifically disclaims any liability or fiduciary duties to the Company’s shareholders or any third parties.  It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of the Company and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to the Company’s stockholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of the Company in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or the Company’s shareholders.  The Company retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business.  The Company placed no limit on the scope of our analyses.  In addition, the Company agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger and additional fees that are contingent upon consummation of the Merger.  Sheshunoff has provided other services to the Company for which they have received compensation during the last two years.  This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received pursuant to the Merger is fair to the Company shareholders, from a financial point of view.

Very truly yours,

SHESHUNOFF & CO.
INVESTMENT BANKING, L.P.

Appendix C

§ 262 Appraisal rights

(a)     Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section.  As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)     Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation.  If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title.  Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares.  Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares.  A proxy or vote against the merger or consolidation shall not constitute such a demand.  A stockholder electing to take such action must do so by a separate written demand as herein provided.  Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title.  Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.  Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares.  Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares.  If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.  An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.  For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date.  If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)     Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders.  Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.  Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.  Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.  Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)      Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation.  If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list.  The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated.  Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable.  The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights.  The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings.  Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value.  In determining such fair value, the Court shall take into account all relevant factors.  Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.  Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal.  Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)      The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto.  Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock.  The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)      The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances.  Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.  Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)      The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.